

2025 Annual Report

Dear Fellow Stockholders,

As we reflect on 2025, I'm pleased to highlight the significant progress BrightSpire Capital made across our business. We entered 2025 focused on rotating the portfolio by addressing challenged investments while simultaneously increasing new loan originations. Throughout the course of the fourth quarter 2025 and into the new year, we have continued to reduce watch list loans and REO property exposure. As a result of these efforts, we've sought to improve the quality of the portfolio and create a solid foundation for future growth.

Perhaps most importantly, we gained considerable momentum in originations. As the year progressed, our pipeline grew steadily, with loan inquiries and quoting activity increasing with each quarter.

Against this backdrop, we ended 2025 on a high note, with the fourth quarter as one of our most active periods in several years. Since commencing originations at the tail end of 2024, we have closed 32 new loans for $941 million of total commitments. 13 loans, or $416 million, closed during the fourth quarter – our largest funding quarter since restarting originations. As of December 31, 2025, the loan portfolio increased by $315 million to $2.7 billion. That equates to a 13% increase from the third quarter.

We also had a very active period executing REO sales, as well as resolving loans from the watch list. We made the strategic decision to accelerate the resolutions in this part of our portfolio. We concluded that the certainty associated with monetizing these assets and reinvesting the proceeds outweighed the prospective upside associated with holding the assets longer term.

I want to reiterate that our watch list and REO resolutions continue to be a major focus as they represent a critical source of capital for new loan originations. Over the coming months, our goal is to cut our current as-is watch list exposure down to two loans, totaling approximately $66 million. Further, each of the remaining REO assets has a business plan for their ultimate exit.

As discussed on previous calls, when the Company resized its dividend to 16 cents, we noted there could be a brief period of modest coverage shortfall primarily related to the timing of capital deployment. For the full year 2025 we covered our entire annual dividend. As our Adjusted Distributable Earnings for the fourth quarter was $0.15 per share, our plan is to once again cover the dividend by mid-year and achieve a positive coverage by year end.

Commercial real estate debt capital markets are wide open with a surge of new issuance in the first 45 days of 2026. This issuance was met with high investor demand, especially for CRE CLO's, which is driven by strong historical credit performance and attractive spreads versus other credit sectors.

Along those lines, I'm pleased to report that we announced the closing of BrightSpire's fourth managed CLO in early 2026. This transaction was $955 million and features a $98 million ramp, as well as a two and a half year re-investment period – further expanding BrightSpire Capital's lending capacity and flexibility. This transaction was well received, with 19 investors participating across all offered tranches, including the sale of the lowest rated investment-grade tranche.

Importantly, I would like to thank our team, clients, and banking partners for their contributions and collaboration throughout the past year. I would finally like to recognize the continuing commitment of our shareholders, as we navigate building long-term value at BrightSpire Capital.

Sincerely,

Michael J. Mazzei
Chief Executive Officer
BrightSpire Capital, Inc.

February 18, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38377

BRIGHTSPIRE CAPITAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**38-4046290**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

590 Madison Avenue, 33rd Floor
New York, NY 10022

(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2631

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	**BRSP**	**New York Stock Exchange**

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, was approximately $650.6 million. As of February 17, 2026, BrightSpire Capital, Inc. had 128,627,246 shares of Class A common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement with respect to its 2026 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year ended December 31, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BRIGHTSPIRE CAPITAL, INC.

FORM 10-K

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement.

Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements:

- operating costs and business disruption may be greater than expected;
- we depend on borrowers and tenants for a substantial portion of our revenue and, accordingly, our revenue and our ability to make distributions to stockholders will be dependent upon the success and economic viability of such borrowers and tenants;
- higher interest rates may adversely impact the value of our variable-rate investments, resulting in higher interest expense, materially impacting our borrowers' ability to refinance existing loans, and creating disruptions to our borrowers' and tenants' ability to finance their activities, on whom we depend for a substantial portion of our revenue;
- lower interest rates may materially impact earnings as a result of generating less income on our loans and our ability to redeploy funds in a timely manner or to supplement earnings loss;
- our ability to manage and stabilize properties;
- deterioration in the performance of the properties securing our investments (including the impact of higher interest expense, depletion of interest and other reserves or payment-in-kind concessions in lieu of current interest payment obligations, population shifts and migration, or reduced demand for office, multifamily, hospitality or retail space) may cause deterioration in the performance of our investments and, potentially, principal losses to us;
- the fair value of our investments may be subject to uncertainties including impacts associated with inflationary trends, decisions, actions and inactions of the Federal government that cause instability, the volatility of interest rates and credit spreads increased market volatility affecting commercial real estate businesses and public securities;
- our use of leverage and interest rate mismatches between our assets and borrowings could hinder our ability to make distributions and may significantly impact our liquidity position;
- the ability to realize expected returns on equity and/or yields on investments;
- adverse impacts on our corporate revolver, including covenant compliance and borrowing base capacity;
- adverse impacts on our liquidity, including available capacity under and margin calls on master repurchase facilities, debt service or lease payment defaults or deferrals, demands for protective advances and capital expenditures;
- our real estate investments are relatively illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us;
- our inability to refinance existing mortgage debt on our real estate portfolio;
- the timing of and ability to deploy available capital;
- our lack of an established minimum distribution payment level, and whether we can continue to pay distributions in the future;
- the timing of and ability to complete repurchases of our common stock;
- the risks associated with obtaining mortgage financing on our real estate, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders; and
- the impact of legislative, regulatory, tax and competitive changes, regime changes and the actions of governmental authorities, and in particular those affecting the commercial real estate finance and mortgage industry or our business.

The foregoing list of factors is not exhaustive. We urge you to carefully review the disclosures we make concerning risks in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this Annual Report on Form 10-K. The Company is under no duty to update any of these forward-looking statements after the date of this Annual Report on Form 10-K, nor to conform prior statements to actual results or revised expectations, and the Company does not intend to do so.

Risk Factor Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, liquidity, results of operations and prospects. These risks are discussed more fully in Item 1A. Risk Factors. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Investments

- The real estate investment business is highly competitive and our success depends on our ability to compete, including attracting and retaining qualified executives and key personnel in our vertically integrated investment and asset management business structure.

- The mezzanine loan assets that we have acquired and may acquire in the future will involve greater risks of loss than senior loans secured by income-producing properties.

- Any distressed loans or investments we make, or loans and investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.

- We invest in preferred equity interests, which involve a greater risk than conventional senior, junior or mezzanine debt financing.

- We invest in commercial properties subject to net leases, which could subject us to losses.

- We invest in CRE securities, including CMBS, collateralized debt obligations ("CDOs") and commercial real estate collateralized loan obligations ("CRE CLOs"), which entail certain heightened risks and are subject to losses.

- Inflation, along with government measures to control inflation, may have an adverse effect on our investments.

- Federal government decisions, actions and inactions regarding, among other things, Federal Reserve independence, immigration and tariffs, may adversely affect our business.

- Shifts in consumer patterns, market disruption caused by artificial intelligence, automation and logistics, and continuing variability in work from home policies influenced by advances in communication and information technology that affect the use of traditional retail, hotel and office space may have an adverse impact on the value of certain of our debt and equity investments.

- Most of the commercial mortgage loans that we originate or acquire are non-recourse loans.

- We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.

- We have invested in, and may continue to invest in, certain assets with variable credit quality, which may increase our risk of losses and may reduce distributions to stockholders and may adversely affect the value of our common stock.

- The due diligence process that we undertake in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if we incorrectly evaluate the risks of our investments, we may experience losses.

- Because real estate investments are relatively illiquid, we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us.

- Any future operations in foreign countries would expose our business to risks inherent in conducting business in foreign markets.

Risks Related to Our Company and Our Structure

- We have not established a minimum distribution payment level, and we cannot assure you of our ability to pay distributions in the future.

- Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

- Ownership limitations may delay, defer or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Our Financing Strategy

- Our indebtedness may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

- Our master repurchase agreements impose, and additional lending facilities may impose, restrictive covenants, which would restrict our flexibility to determine our operating policies and investment strategy and to conduct our business.

- Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses.

- Hedging against interest rate and currency exposure, and conversely, closing out of such hedges, may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

Risks Related to Regulatory Matters

- The loss of our Investment Company Act exclusion could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the value of our common stock.

- We, through our subsidiary, are subject to extensive regulation, including as an investment adviser in the United States, which could adversely affect our ability to manage our business.

Risks Related to Taxation

- We may pay taxable dividends in our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

- Our qualification as a REIT involves complying with highly technical and complex provisions of the Code.

- We may incur adverse tax consequences if NorthStar I or NorthStar II were to have failed to qualify as a REIT prior to the Mergers.

- Dividends payable by REITs do not qualify for the preferential tax rates available for some dividends.

- REIT distribution requirements could adversely affect our ability to execute our business plan.

- Even if we continue to qualify as a REIT, we may face other tax liabilities that reduce our cash available for distribution to stockholders.

- Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

- The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

- Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

- There is a risk of changes in the tax law applicable to REITs.

- Our ownership of assets and conduct of operations through our TRSs is limited and involves certain risks for us.

PART I

Item 1. Business

Our Company

References to "we," "us," "our," or the "Company" refer to BrightSpire Capital, Inc., a Maryland corporation, together with its consolidated subsidiaries, unless the context specifically requires otherwise. References to the "OP" refer to BrightSpire Capital Operating Company, LLC a Delaware limited liability company, the operating company of the Company.

We are an internally-managed commercial real estate ("CRE") credit real estate investment trust ("REIT") focused on originating, acquiring, financing and managing a diversified portfolio consisting primarily of CRE debt investments and net leased properties. CRE debt investments primarily consist of senior mortgage loans, which is our primary investment strategy. Additionally, we may also selectively originate mezzanine loans and preferred equity investments, which may include profit participations. The mezzanine loans and preferred equity investments may be in conjunction with our origination of corresponding senior mortgages on the same properties. Net leased properties consist of CRE properties with long-term leases to tenants on a net-lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance capital expenditures and real estate taxes.

We were organized in the state of Maryland on August 23, 2017 and maintain key offices in New York, New York and Los Angeles, California. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2018. We conduct all our activities and hold substantially all our assets and liabilities through our operating subsidiary, BrightSpire Capital Operating Company, LLC.

Our Investment Strategy

Our objective is to preserve and protect shareholder capital, while producing attractive risk-adjusted returns that drive capital appreciation. We believe our investment strategy provides flexibility through economic cycles to achieve attractive risk-adjusted returns. This approach is driven by a disciplined investment strategy, focused on:

- leveraging long standing relationships, our organizational structure and the experience of our team;
- the underlying real estate and market dynamics to identify investments with attractive risk-return profiles;
- primarily originating and structuring CRE senior loans and selective investments in mezzanine loans and preferred equity with attractive return profiles relative to the underlying value and financial operating performance of the real estate collateral, given the strength and quality of the sponsorship;
- structuring transactions with a prudent amount of leverage, if any, given the risk of the underlying asset's cash flows, attempting to match the structure and duration of the financing with the underlying asset's cash flows, including through the use of hedges, as appropriate; and
- operating our net leased real estate investments and selectively pursuing new investments based on property location and purpose, tenant credit quality, market lease rates and potential appreciation of, and alternative uses for, the real estate.

The period for which we intend to hold our investments will vary depending on the type of asset, interest rates, investment performance, micro and macro real estate environment, capital markets and credit availability, among other factors. We generally expect to hold debt investments until the stated maturity and equity investments in accordance with each investment's proposed business plan. We may sell all or a partial ownership interest in an investment before the end of the expected holding period if we believe that market conditions have maximized its value to us, or the sale of the asset would otherwise be in the best interests of our stockholders.

Our investment strategy is dynamic and flexible, enabling us to adapt to shifts in economic, real estate and capital market conditions and to exploit market inefficiencies. We may expand or change our investment strategy or target assets over time in response to opportunities available in different economic and capital market conditions. This flexibility in our investment strategy allows us to employ a customized, solutions-oriented approach, which we believe is attractive to borrowers and tenants. We believe that our diverse portfolio, our ability to originate, acquire and manage our target assets and the flexibility of our investment strategy positions us to capitalize on market inefficiencies and generate attractive long-term risk-adjusted returns for our stockholders through a variety of market conditions and economic cycles.

Our Target Assets

Our investment strategy is to originate and selectively acquire our target assets, which consist of the following:

- ***Senior Loans.*** Our primary focus is originating and selectively acquiring senior loans that are backed by CRE assets.

These loans are secured by a first mortgage lien on a commercial property and provide mortgage financing to a commercial property developer or owner. The loans may vary in duration, bear interest at a fixed or floating rate and amortize, if at all, over varying periods, often with a balloon payment of principal at maturity. Senior loans may include junior participations in our originated senior loans for which we have syndicated the senior participations to other investors and retained the junior participations for our portfolio. We believe these junior participations are more like the senior loans we originate than other loan types given their credit quality and risk profile.

- *Mezzanine Loans.* We may originate or acquire mezzanine loans, which are structurally subordinate to senior loans, but senior to the borrower's equity position. Generally, we will originate or acquire these loans if we believe we have the ability to protect our position and fund the first mortgage, if necessary. Mezzanine loans may be structured such that our return accrues and is added to the principal amount rather than paid on a current basis. We may also pursue equity participation opportunities in instances when the risk-reward characteristics of the investment warrant additional upside participation in the possible appreciation in value of the underlying assets securing the investment.

- *Preferred Equity.* We may make investments that are subordinate to senior and mezzanine loans, but senior to the common equity in the mortgage borrower. Preferred equity investments may be structured such that our return accrues and is added to the principal amount rather than paid on a current basis. We also may pursue equity participation opportunities in preferred equity investments, like such participations in mezzanine loans.

- *Net Leased and Other Real Estate.* We may occasionally invest directly in well-located commercial real estate with long-term leases to tenants on a net lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance capital expenditures and real estate taxes. In addition, tenants of our properties typically pay rent increases based on fixed increases or additional rent calculated as a percentage of the tenants' gross sales above a specified level. We believe that a portfolio of properties under long-term, net lease agreements generally produces a more predictable income stream than many other types of real estate portfolios, while continuing to offer the potential for growth in rental income.

Our operating and reportable segments include senior and mezzanine loans and preferred equity, net leased and other real estate, both of which are included in our target assets, and corporate and other.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions. In addition, in the future, we may invest in assets other than our target assets or change our target assets. With respect to all our investments, we invest so as to maintain our qualification as a REIT for U.S. federal income tax purposes and our exclusion or exemption from regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act").

We believe that events in the financial markets from time to time have created and will continue to create dislocation between price and intrinsic value in certain asset classes as well as a supply and demand imbalance of available credit to finance these assets. We believe that our in-depth understanding of CRE and real estate-related investments, in-house underwriting, asset management, special servicing and resolution capabilities, provides an extensive platform to regularly evaluate our investments and determine primary, secondary or alternative disposition strategies. This includes intermediate servicing and negotiating, restructuring of non-performing investments, foreclosure considerations, management or development of owned real estate, in each case to reposition and achieve optimal value realization for us and our stockholders. Depending on the nature of the underlying investment, we may pursue repositioning strategies through judicious capital investment in order to extract maximum value from the investment or recognize unanticipated losses to reinvest resulting liquidity in higher-yielding performing investments.

Our Competitive Strengths

We believe that we distinguish ourselves from other CRE finance and investment companies in a number of ways, including the following:

Large diversified portfolio.

We are a large publicly-traded CRE credit/mortgage REIT. Our portfolio is composed of a diverse set of CRE assets across the capital stack, including senior loans as well as select mezzanine loans and preferred equity. We may also occasionally invest in single-tenant net leased properties. We believe that the scale of our portfolio gives us a competitive advantage by providing us with significant portfolio diversification, economies of scale and advantageous access to capital.

Disciplined investment strategy.

We focus on originating, acquiring, financing and managing CRE senior loans, mezzanine loans, preferred equity, and net leased properties. Our investment strategy is dynamic and flexible, enabling us to adapt to shifts in economic, real estate and capital market conditions and to exploit market inefficiencies. This flexible investment strategy will allow us to employ a customized, solutions-oriented approach to investment, which we believe is attractive to our borrowers and tenants and which will allow us to deploy capital across a broader opportunity set.

Our Financing Strategy

We have a multi-pronged financing strategy that includes an up to $120 million secured revolving credit facility, up to approximately $2.1 billion in secured revolving repurchase facilities, $982.1 million in non-recourse securitization financing, $382.2 million in commercial mortgages and $34.1 million in other asset-level financing structures, in each case as of December 31, 2025.

In addition, we may use other forms of financing, including warehouse facilities, public and private secured and unsecured debt issuances and equity or equity-related securities issuances by us or our subsidiaries. We may also finance a portion of our investments through the syndication of one or more interests in a whole loan. We will seek to match the nature and duration of the financing with the underlying asset's cash flow, including using hedges, as appropriate.

Leverage Policies

While we limit our use of leverage and believe we can achieve attractive yields on an unleveraged basis, we may use prudent amounts of leverage to increase potential returns to our stockholders and/or to finance future investments. Our decision to use leverage currently or in the future to finance our assets will be based on our assessment of a variety of factors, including, among others, the anticipated credit quality, liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the ability to raise additional equity to reduce leverage and create liquidity for future investments, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of our management and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. To the extent that we use leverage in the future, we may mitigate interest rate risk through utilization of hedging instruments, primarily interest rate swap and cap agreements, to serve as a hedge against future interest rate increases on our borrowings.

Investment Guidelines

We have no prescribed limitation on any particular investment type. However, the Company's board of directors ("Board of Directors") has adopted the following investment guidelines:

- no investment shall be made that would cause the Company to fail to qualify as a REIT for U.S. federal income tax purposes;

- no investment shall be made that would cause the Company or any subsidiary to be required to be registered as an investment company under the Investment Company Act;

- until appropriate investments can be identified, we may invest the proceeds of any future offerings of the Company in interest-bearing, short-term investments, including money market accounts and/or U.S. treasury securities, that are consistent with the Company's intention to qualify as a REIT and maintain its exemption from registration under the Investment Company Act;

- any investment with a total net commitment by the OP of greater than 5% of the OP's net equity (computed using the most recently available publicly filed balance sheet) shall require the approval of the Board of Directors or a duly constituted committee of the Board of Directors (with total net commitment by the OP being the aggregate amount of funds directly or indirectly committed by the OP to such investment net of any upfront fees received by the Company or any subsidiary in connection with such investment); and

- any investment with a total net commitment by the OP of between 3% and 5% of the OP's net equity (computed using the most recently available publicly filed balance sheet) shall require the approval of the Board of Directors or a duly constituted committee of the Board of Directors (with total net commitment by the OP being the aggregate amount of funds directly or indirectly committed by the OP to such investment net of any upfront fees received by the Company or any subsidiary in connection with such investment), unless the investment falls within specific parameters approved by the Board of Directors and in effect at the time such commitment is made.

The investment guidelines can be amended or waived with the approval of the Board of Directors (which must include a majority of the independent directors).

Operating and Regulatory Structure

REIT Qualification

We elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2018. As a REIT, we generally will not be subject to U.S. federal income tax on the "REIT taxable income" that we distribute annually to our stockholders.

Investment Company Act Matters

We and our subsidiaries conduct our operations so that we are not required to register as an investment company under the Investment Company Act.

We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, we, through our subsidiaries, are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of our total assets on an unconsolidated basis will consist of "investment securities." Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items). Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Under the Investment Company Act, a subsidiary is majority-owned if a company owns 50% or more of its outstanding voting securities. To avoid the need to register as an investment company, the securities issued to us by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We monitor our holdings to ensure ongoing compliance with this test.

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) or Section 3(c)(6) of the Investment Company Act. To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of U.S. Securities and Exchange Commission (the "SEC"), each such subsidiary, considered on an individual basis, is generally required to hold at least (i) 55% of its assets in "qualifying" real estate assets and (ii) at least 80% of its assets in "qualifying" real estate assets and real estate-related assets. For our subsidiaries that maintain this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries do not and will not constitute "investment securities." "Qualifying" real estate assets for this purpose include senior loans, certain B-notes and certain mezzanine loans that satisfy various conditions as set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff in various no-action letters and other guidance has determined are the functional equivalent of senior loans for the purposes of the Investment Company Act. We treat as real estate-related assets B-pieces and mezzanine loans that do not satisfy the conditions set forth in the relevant SEC staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. Unless a relevant SEC no-action letter or other guidance applies, we expect to treat preferred equity interests as real estate-related assets. The SEC has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exclusion. Unless the SEC or its staff issues guidance with respect to CMBS, we intend to treat CMBS as a real estate-related asset. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. For our subsidiaries that maintain this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries do not and will not constitute "investment securities."

Our subsidiaries that rely on the exclusion provided for in Section 3(c)(6) do so because they are primarily engaged, directly or through majority-owned subsidiaries, in Section 3(c)(5)(C) businesses or in one or more of such businesses (from which not less than 25 percent of such company's gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although there is limited guidance from the staff of the SEC interpreting Section 3(c)(6), we believe that it is commonly understood that the term "primarily" has the same numerical connotation as under Section 3(c)(5), as described in the preceding paragraph with the determination for any subsidiary including the assets of its majority owned subsidiaries on a consolidated basis.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

As a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the Investment Company Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions may limit our and our subsidiaries' ability to invest directly in mortgage-backed securities ("MBSs") that represent less than the entire ownership in a pool of senior loans, debt and equity tranches of securitizations and certain asset-backed securities, noncontrolling equity interests in real estate companies or in assets not related to real estate. In addition, seeking to avoid the need to register under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

Government Regulation Relating to the Environment

Our properties are subject to various federal, state and local environmental laws, statutes, ordinances and regulations. Such laws and other regulations relate to a variety of environmental hazards, including asbestos-containing materials ("ACM"), toxins or irritants, mold, regulated substances, emissions to the environment, fire codes and other hazardous or toxic substances, materials or wastes. These laws are subject to change and may be more stringent in the future. Under current laws, a current or previous owner or operator of real estate (including, in certain circumstances, a secured lender if it participates in management or succeeds to ownership or control of a property) may become liable for costs and liabilities related to contamination or other environmental issues at or with respect to the property, including in connection with the activities of a tenant. Such cleanup laws typically impose cleanup responsibility and liability without regard to whether the owner or operator party knew of or was responsible for the release or presence of such hazardous or toxic substances. In addition, parties may be liable for costs of remediating contamination at an off-site disposal or treatment facilities where they arrange for disposal or treatment of hazardous substances. These liabilities and costs, including for investigation, remediation or removal of those substances or natural resource damages, third party tort claims resulting from personal injury or property damage, restrictions on the manner in which the property is used, liens in favor of the government for damages and costs the government incurs related to cleanup of contamination, and costs to properly manage or abate asbestos or mold may be substantial. Absent participating in management or succeeding to ownership, operation or other control of real property, a secured lender is not likely to be directly subject to any of these forms of environmental liability, although a borrower could be subject to these liabilities impacting its ability to make loan payments.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns with respect to such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the result of the first phase of the environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

We are not currently aware of any environmental liabilities that could materially affect the Company. Refer to the risk factor "Environmental compliance costs and other potential environmental liabilities associated with our current or former properties or our CRE debt or real estate-related investments could materially impair the value of our investments and expose us to material liability" in the section entitled "Risk Factors—Risks Related to Our Business and Our Investments" for more details regarding potential environmental liabilities and risk related to the Company.

Other Regulation

Our operations are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (1) regulate credit granting activities; (2) establish maximum interest rates, finance charges and other charges; (3) require disclosures to customers; (4) govern secured transactions; (5) set collection, foreclosure, repossession and claims handling procedures and other trade practices; and (6) regulate affordable housing rental activities. Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans and the Fair Housing Act. We intend to conduct our business so that we comply with such laws and regulations.

Competition

We are engaged in a competitive business. In our lending and investing activities, we compete for opportunities with a variety of institutional lenders and investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have similar acquisition objectives that overlap with ours. These other REITs will increase competition for the available supply of mortgage assets suitable for purchase and origination. Furthermore, this competition in our target asset classes may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns.

Some of our competitors may have a lower cost of funds and access to funding sources that are not available to us, such as the U.S. Government. Many of our competitors are not subject to the operating constraints associated with REIT rule compliance or maintenance of an exclusion from registration under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us.

Federal bank regulators have modified certain restrictions, under the regulatory scheme commonly referred to as the Volker Rule, on the activity of banks and other deposit-taking institutions that previously prohibited such entities from competing for certain investment opportunities. The changes to the Volker Rule, became effective on October 1, 2020 and may allow these financial institutions to compete with us for certain investment opportunities that were not previously available to them, thus increasing competition with our business. In the face of this competition, we believe our investment professionals and their industry expertise and relationships provide us with competitive advantages in assessing risks and determining appropriate pricing for potential investments. We believe these relationships enable us to compete more effectively for attractive investment opportunities.

Human Capital Management

Experienced Management and Employees

On December 31, 2025, we had 46 full-time employees and one part-time employee. Our 47 employees are located throughout the United States as follows: 27 in New York, New York at our Headquarters, 16 in Los Angeles, California, one in Florida, two in Texas and one in Georgia.

Employee Matters and Culture

We are committed to maintaining a positive work environment in which employee accountability, growth, advancement and equal employment opportunity are very important. We strive to recognize and reward noteworthy performance, evaluated through periodic (no less frequent than annual) reviews with each employee. We seek to attract and retain the most relevant and skilled employees by offering competitive compensation and benefits, including fixed and variable pay, including base salary, cash bonuses, equity-based compensation consistent with employee position and seniority, 401(k) matching and opportunities for merit-based increases.

We maintain policies that reinforce and enhance our commitment to high ethical standards, corporate governance and internal controls, to provide the best and most competitive service to our customers in order to enhance stockholder value. We promote a workplace that is free of harassment and discriminatory and retaliatory practices. In keeping with these priorities, we maintain an open-door policy for conflict management and requires periodic (no less frequent than annual) interactive harassment prevention training for both managers and employees consistent with applicable state and local laws. We regularly re-evaluate our policies covering codes of ethics, corporate governance, disclosure controls, anti-discrimination, harassment, retaliation and related complaint procedures, insider trading, and related party transaction activity.

Our Commitment to Charity

We maintain a commitment to corporate giving to national and local associations in the communities in which we live and conduct business. We proudly launched a charitable gift matching program in December 2022, where we utilize an enterprise philanthropy platform that connects employees to over 1.5 million charities. With the aid of our new philanthropy platform, we can match employee donations to certified 501(c)(3) organizations. Additionally, our employees have teamed up to provide annual support for Toys for Tots and have participated in charitable fundraising endeavors such as Cycle for Survival. Certain departments have worked together in volunteer efforts to give back to the community as well.

Corporate Information

The Company was formed as a Maryland corporation on August 23, 2017. Our principal executive offices are located at 590 Madison Avenue, 33rd Floor, New York, NY 10022, and our telephone number is (212) 547-2631. Our website is www.brightspire.com. We make available, free of charge, on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after these forms are filed with, or furnished to, the SEC. Our website address is included in this Annual Report on Form 10-K as a textual reference only and the information on the website is not incorporated by reference into this Annual Report on Form 10-K. All of our reports, proxy and information statements filed with the SEC can also be obtained at the SEC's website at www.sec.gov.

The Company emphasizes the importance of professional business conduct and ethics through our corporate governance initiatives. Our Board of Directors consists of a majority of independent directors; the audit, compensation, and nominating and corporate governance committees of the Board of Directors are composed exclusively of independent directors. Additionally, the following documents relating to corporate governance are available on our website under "Shareholders—Corporate Governance":

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Code of Ethics for Principal Executive Officer and Senior Financial Officers
- Complaint Procedures for Accounting and Auditing Matters
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter

These corporate governance documents are also available in print free of charge to any security holder who requests them in writing to: BrightSpire Capital, Inc., Attention: Investor Relations, 590 Madison Avenue, 33rd Floor, New York, New York, 10022. Within the time period required by the rules of the SEC and the NYSE, we will post on our website any amendment to such corporate governance documents.

Item 1A. Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, they could have a material adverse effect in our business, results of operations and financial conditions or cause our stock price to decline.

Risks Related to Our Business and Our Investments

The real estate investment business is highly competitive and our success depends on our ability to compete, including attracting and retaining qualified executives and key personnel in our vertically integrated investment and asset management business structure.

We believe that our success depends significantly upon the experience, skill, resources, relationships and contacts of the executive officers and key personnel in our vertically integrated investment and asset management business structure. The departure of any one or more of these persons from our management team could have a material adverse effect on our performance. Taken together, our ability to achieve our stated objectives and to grow and maintain our business and relationships may be meaningfully compromised by any one or more departures.

We may not be able to hire and retain qualified loan originators or grow and maintain our relationships with key loan brokers, and if we are unable to do so, our ability to implement our business and growth strategies could be limited.

We depend on our loan originators to generate borrower clients by, among other things, developing relationships with commercial property owners, real estate agents and brokers, developers and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate or retain a sufficient number of skilled loan originators, at a reasonable cost or at all, our business could be materially and adversely affected. We also depend on our network of loan brokers, who generate a significant portion of our loan originations. While we strive to cultivate long-standing relationships that generate repeat business for us, brokers are free to transact business with other lenders. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans shopped by these brokers. We also cannot guarantee that we will be able to maintain or develop new relationships with additional brokers.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon our performance and the performance of our third-party servicers.

Our success depends on the identification and origination or acquisition of investments and the management of our assets and operation of our day-to-day activities. If we perform poorly and as a result are unable to originate and/or acquire our investments successfully, we may be unable to achieve our investment objectives or to pay distributions to stockholders at presently contemplated levels, if at all. Our platform may not be scalable if our business grows substantially, we may be unable to make significant investments on a timely basis or at reasonable costs, or our service providers may be strained by our growth, which could disrupt our business and operations. Similarly, if our third-party servicers perform poorly, we may be unable to realize all cash flow associated with our real estate debt and debt-like investments.

Our CRE debt, select equity and securities investments are subject to the risks typically associated with real estate.

Our CRE debt, select equity and securities investments are subject to the risks typically associated with real estate, including:

- tenant mix;
- real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;
- lack of liquidity inherent in the nature of the assets;
- borrower/tenant/operator mix and the success of the borrower/tenant/operator business;
- success of tenant businesses;
- ability to collect interest/loan obligation/principal, including income recognition and recovery of payment-in-kind interest on applicable loan investments;
- property management decisions;
- property location, condition and design;
- competition from comparable types of properties;
- changes in laws that increase operating expenses or limit rents that may be charged;
- changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;
- declines in regional or local real estate values;
- declines in regional or local rental or occupancy rates;

- fluctuations (including increases) in interest rates, real estate tax rates and other operating expenses;

- compliance with environmental laws;

- costs of remediation and liabilities associated with environmental conditions;

- the potential for uninsured or underinsured property losses;

- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance;

- acts of God, terrorist attacks, social unrest and civil disturbances; and

- such other risks associated with owning real estate.

The value of each investment is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of financing/interest payments, rental or other income that can be generated net of expenses required to be incurred with respect to the investment. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties. Some of our CRE securities may be subject to the risk of first loss and therefore could be adversely affected by payment defaults, delinquencies and others of these risks.

In addition, we also own and may acquire additional properties, including through foreclosure or deed-in-lieu of foreclosure of CRE investments, and therefore are directly subject to the foregoing risks of owning real estate.

These factors may have a material adverse effect on the value and the return that we can realize from our assets, as well as the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans.

The mezzanine loan assets that we have acquired and may acquire in the future will involve greater risks of loss than senior loans secured by income-producing properties.

We have and may continue to acquire mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property, because the loan may become unsecured as a result of foreclosure by the senior lender. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements between the holder of the mortgage loan and us, as the mezzanine lender, may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could result in losses. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, may need to commit substantial additional capital to stabilize the property and prevent additional defaults to lenders with existing liens on the property. Significant losses related to our mezzanine loans could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Participating interests may not be available and, even if obtained, may not be realized.

In connection with the origination or acquisition of certain structured finance assets, subject to maintaining our qualification as a REIT, we have obtained and may continue to obtain participating interests, or equity "kickers," in the owner of the property that entitle us to payments based upon a development's cash flow or profits or any increase in the value of the property that would be realized upon a refinancing or sale thereof. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when real estate financing is available at relatively low interest rates. Participating interests are not insured or guaranteed by any governmental entity and are therefore subject to the general risks inherent in real estate investments. Therefore, even if we are successful in making investments that provide for participating interests, there can be no assurance that such interests will result in additional payments to us.

Any distressed loans or investments we make, or loans and investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.

While our investment strategy focuses primarily on investments in "performing" interests in real estate, our investment program may include making distressed investments from time to time (e.g., investments in defaulted, out-of-favor or distressed bank loans and debt securities) or may involve investments that become "non-performing" following our origination or acquisition thereof. Certain of our investments may, therefore, include interests in real estate or specific securities of companies that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, distressed interests in real estate, securities of financially troubled or operationally troubled issuers or sponsors are more likely to go into default than performing interests or securities of other issuers or sponsors. Distressed interests in real estate, securities of financially troubled issuers or sponsors and operationally troubled issuers or sponsors are less liquid and more volatile than interests in real estate or securities of companies not experiencing financial difficulties. The market prices of such interests in real estate or securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the interests in real estate that become distressed or securities of financially troubled issuers and operationally troubled issuers or sponsors involves a high degree of credit and market risk.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our debt investments), the success of our investment strategy with respect thereto will depend, in part, on our ability to effectuate loan modifications and/or restructures. Identifying and implementing any such restructuring programs entails a high degree of uncertainty. There can be no assurance that we will be able to successfully identify and implement restructuring programs. Further, such modifications and/or restructuring may entail, among other things, a substantial reduction in the interest rate and a substantial writedown of the principal of such loan, debt securities or other interests. However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such real estate loan, debt securities or other interests, either replacement "takeout" financing will not be available or market conditions may lead to sales or resolution options that subject us to losses.

These financial difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to us and distributions by us to the stockholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions held by us or may adversely affect the priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

Provisions for loan losses and impairment charges are difficult to estimate, particularly in a challenging economic environment and if they turn out to be incorrect, our results of operations and financial condition could be materially and adversely impacted.

In a challenging economic environment, we have experienced and may continue to experience an increase in provisions for loan losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken our collateral. Our determination of provision for loan losses requires us to make certain estimates and judgments based on a number of factors, including, but not limited to, execution of business plan and projected cash flow from the collateral securing our CRE debt, structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. Some of our investments have limited liquidity or are not publicly traded and so we estimate the fair value of these investments on a quarterly basis. Also, the analysis of the value or income-producing ability of commercial property is highly subjective. Our estimates and judgments may not be correct, particularly during challenging economic environments when market volatility may make it difficult to determine the fair value of certain of our assets and liabilities or the likelihood of repayment of loans we originate. Subsequent valuations and estimates, in light of factors then prevailing, may result in decreases in the values of our assets resulting in impairment charges or increases in loan loss provisions and therefore our results of operations, financial condition and our ability to make distributions to stockholders could be materially and adversely impacted.

Prepayment rates may adversely affect the value of our portfolio of assets.

Generally, our borrowers may repay their loans prior to their stated final maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. Conversely, prepayment rates generally decrease in periods of increasing or high interest rates. In such circumstances, our borrowers may hold onto their assets for extended periods of time, have difficulty refinancing their assets, and subject our loans to risks of non-performance, payment and/or maturity defaults and potential losses. In addition, the value of our assets may be affected by prepayment rates on loans. If we originate or acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates and credit spreads, fluctuations in asset values, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks.

We invest in preferred equity interests, which involve a greater risk than conventional senior, junior or mezzanine debt financing.

Our preferred equity investments involve a higher degree of risk than conventional debt financing due to a variety of factors, including their non-collateralized nature and subordinated ranking to other loans and liabilities of the entity in which such preferred equity is held. Accordingly, if the issuer defaults on our investment, we would only be able to proceed against such entity in accordance with the terms of the preferred security, and not against any property owned by such entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our investment after all lenders to, and other creditors of, such entity are paid in full. As a result, we may lose all or a significant part of our investment, which could result in significant losses, have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

We invest in commercial properties, including those subject to net leases, which could subject us to losses.

We invest in commercial properties, including those subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the tenant maintaining or renewing its lease and the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to maintain a property or maintain or renew its lease, we will be subject to all risks associated with owning the underlying real estate. Under many net leases, however, the owner of the property retains certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we were to fail to meet any such obligations, the applicable tenant could abate rent or terminate the applicable lease, which could result in a loss of our capital invested in, and anticipated profits from, the property.

Some commercial properties subject to net leases in which we invest are and will be occupied by a single tenant and, therefore, the success of these investments will be materially dependent on the financial stability of each such tenant and, in certain circumstances, renewing or extending its lease. A default of any such tenant on its lease payments to us or failure to renew would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet operating expenses or any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases or renewal rights and associated rates in future years will fail to result in fair market rental rates during those years.

We have and may continue to acquire properties through foreclosure or deed-in-lieu of foreclosure. These properties may have occupancy rates lower than the properties securing loans that we otherwise underwrite. We have and may exercise our right to foreclose on properties after evaluation of many factors in order to prevent further losses related to these properties and to preserve our investment. However, we may not be able to increase occupancy and the properties may never become stabilized, exposing us to further losses.

We may also acquire our direct real estate investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the Internal Revenue Service (the "IRS") will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

We may invest in CRE securities, including CMBS and CDOs and CRE CLOs, which entail certain heightened risks and are subject to losses.

We have invested and may invest in a variety of CRE securities, including CMBS, CDOs, CRE CLOs and other subordinate securities. The market for CRE securities is dependent upon liquidity for refinancing and may be negatively impacted by a slowdown in new issuance. For example, the equity interests of CDOs are illiquid and often must be held by a REIT. CRE securities such as CMBS may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of CRE securities may change due to interest rates, credit spreads, as well as shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. The exercise of remedies and successful realization of liquidation proceeds relating to CRE securities may be highly dependent upon the performance of the servicer or special servicer. Ratings for CRE securities can also adversely affect their value. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Non-recourse, non-mark-to-market nature of certain financings does not eliminate the risk of loss if the underlying collateral deteriorates in value.

Our investments in CMBS, CDOs and CRE CLOs are also subject to losses. In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a mezzanine loan or B-Note, if any, then by the "first loss" subordinated security holder (generally, the "B-Piece" buyer) and then by the holder of a higher-rated security. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, mezzanine loans or B-Notes, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS or CDO, there would be an increased risk of loss. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

Adverse changes in general economic conditions could adversely impact our business, financial condition and results of operations.

Our business is closely tied to general economic conditions of the areas where our investments are located and in the real estate industry generally. As a result, our economic performance, the value of our CRE debt and debt-like investments, real estate and real estate-related investments, and our ability to implement our business strategies may be significantly and adversely affected by changes in economic conditions in the United States and in international geographic areas where we may invest in the future. The condition of the real estate markets in which we operate is cyclical and depends on the condition of the economy in the United States and elsewhere as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, increased costs including due to tariffs, declining employment levels and changes in immigration policies, declining demand for real estate, declining real estate values or periods of general economic slowdown or recession, public health crises, increasing political instability or uncertainty, or the perception that any of these events may occur have negatively impacted the real estate market in the past and may in the future negatively impact our operating performance. Declining real estate values could reduce our level of new loan originations and make borrowers less likely to service the principal and interest on our CRE debt investments. Slower than expected economic growth pressured by a strained labor market, could result in lower occupancy rates and lower lease rates across many property types, which could create obstacles for us to achieve our business plans. Unforeseen global events may create significant dislocation in the financial markets, which could impact our lenders' willingness or ability to provide us with financing and we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, the economic condition of each local market where we operate may depend on one or more key industries within that market, which, in turn, makes our business sensitive to the performance of those industries.

Adverse changes in general economic conditions may also disrupt the debt and equity capital markets and lack of access to capital or prohibitively high costs of obtaining or replacing capital may materially and adversely affect our business.

We have only a limited ability to change our portfolio promptly in response to economic or other conditions. Certain significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced when market conditions are poor. These factors impede us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations.

Inflation, along with government measures to control inflation, may have an adverse effect on our investments.

The United States and other countries have in the past experienced extremely high rates of inflation. Inflation, along with governmental measures to control inflation, coupled with public speculation about possible future governmental measures to be adopted, has had significant negative effects on national, regional and local economies in the past and this could occur again in the future. The introduction of governmental policies to curb inflation can have an adverse effect on our business. High inflation in the United States and other countries in which we conduct our investment activities and hold our investments could increase our expenses and we may not be able to pass these increased costs on to our borrowers. Additionally, warehouse lenders may take a more conservative stance by increasing funding costs, which may also lead to margin calls causing a negative impact on our liquidity. Similarly, inflationary factors may have a negative impact on our underlying borrowers, collateral and business plans, which could adversely affect the performance of our investments and results from operations.

Federal government decisions, actions and inactions regarding, among other things, Federal Reserve independence, immigration and tariffs, may adversely affect our business.

Recent public debate and legislative proposals concerning the independence of the Federal Reserve may contribute to increased market volatility, uncertainty regarding interest rate policy, and fluctuations in mortgage rates. Because our business depends on the availability and cost of mortgage and other debt financing, any significant changes to the Federal Reserve's ability to set monetary policy independently could affect the valuation of our portfolio and our cost of capital.

Additionally, evolving immigration policies may impact demand for multi-family housing, particularly in markets with high immigrant populations. Restrictions or uncertainty related to immigration may reduce occupancy rates, rent growth, and overall demand for multi-family properties, which in turn could affect the performance of our investments.

Further, ongoing policy shifts regarding tariffs and international trade may contribute to broader economic uncertainty and negatively impact U.S. economic growth. Tariff-related disruptions could lead to increased costs for building materials, construction, and property operations, which may reduce the profitability and value of our investments.

Any or all of these factors could materially and adversely affect our business, results of operations and financial condition and our ability to pay distributions to our stockholders.

Shifts in consumer patterns, market disruption caused by artificial intelligence, automation and logistics, and continuing variability in work from home policies, influenced by advances in communication and information technology that affect the use of traditional retail, hotel and office space may have an adverse impact on the value of certain of our debt and equity investments.

In recent periods, sales by online retailers have increased, and many retailers operating brick and mortar stores have made online sales a vital piece of their businesses. Some of our debt and equity investments involve exposure to the ongoing operations of brick and mortar retailers. Such retailers may experience losses if sales at their stores decrease due to consumer shifts to online purchasing, impacting their ability to make payments to us, or they may reduce the physical space they own and prepay our loans, decreasing demand for our loans.

The proliferation and impact of artificial intelligence, automation and logistics may change how real-estate related interests and operations are valued, used, operated and competed against. For example, the expansion of artificial intelligence and automation may lead to market disruption and obsolescence risks, valuation uncertainties, tenant and credit quality issues, technology adoption demands and capital expenditure burdens, data dependence and behavioral and market sentiment risks, any one or more of which could impact the value of our debt and equity investments and operations.

Technology and work from home policies have and will continue to impact the use of office space. The office market has seen a shift in the use of space due to the availability of practices such as telecommuting, videoconferencing and renting shared work spaces. These trends have led to more efficient workspace layouts and employees being able to work from home and, therefore, a decrease in square feet leased per employee. The continuing impact of technology could result in tenant downsizings upon renewal, or in tenants seeking office space outside of the typical central business district. These trends could continue to cause an increase in vacancy rates and a decrease in demand for new supply, and could impact the value of our debt and equity investments.

Technology platforms such as AirBnB and VRBO have provided leisure and business travelers with lodging options outside of the hotel industry. These services effectively have increased the supply of rooms available in many major markets. This additional supply could negatively impact the occupancy and room rates at more traditional hotels.

As a result of the foregoing, the value of our debt and equity investments, and results of operations could be adversely affected.

We are subject to significant competition, and we may not be able to compete successfully for investments, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant competition for attractive investment opportunities from other financing institutions and investors, including those focused primarily on real estate and real estate-related investment activities, some of which have greater financial resources than we do, including publicly traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private institutional funds, hedge funds, private equity funds and other investors. Our competitors, including other REITs, may raise significant amounts of capital, and may have investment objectives that overlap with our investment objectives, which may create additional competition for lending and other investment opportunities. Some of our competitors may have a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act. The adoption of new technological capabilities and enhancements (including artificial intelligence) to support strategic objectives may create competitive disadvantages, including a failure to achieve efficiencies achieved by our competitors, or the use/misuse of which may result in operational disruptions, reputation or legal liability exposure. Taken together, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more lending relationships than we can. If we pay higher prices for investments or originate loans on less advantageous terms to us, our returns may be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. As we reinvest capital, we may not realize risk adjusted returns that are as attractive as those we have realized in the past. In addition, further changes in the financial regulatory regime could decrease the current restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available to them.

As a result of this competition, desirable loans and investments in our target assets may be limited in the future, and we may not be able to take advantage of attractive lending and investment opportunities from time to time. In addition, reduced CRE transaction volume could increase competition for available investment opportunities. We can provide no assurance that we will be able to identify and originate loans or make investments that are consistent with our investment objectives. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

We may not have control over certain of our loans and investments.

Our ability to manage our portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we may:

- acquire investments subject to rights of senior classes, special servicers or collateral managers under intercreditor, servicing agreements or securitization documents;

- pledge our investments as collateral for financing arrangements;

- acquire only a minority and/or a noncontrolling participation in an underlying investment;

- co-invest with others through partnerships, joint ventures or other entities, thereby acquiring noncontrolling interests; or

- rely on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our loans or investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third parties controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours. A partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may, in certain circumstances, be liable for the actions of our partners or co-venturers.

Most of the commercial mortgage loans that we originate or acquire are non-recourse loans.

Except for customary non-recourse carve-outs for certain actions and environmental liability, most commercial mortgage loans are effectively non-recourse obligations of the sponsor and borrower, meaning that there is no recourse against the assets of the borrower or sponsor other than the underlying collateral. In the event of any default under a commercial mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal of and accrued interest on the mortgage loan, which could materially and adversely affect us. There can be no assurance that the value of the assets securing our commercial mortgage loans will not deteriorate over time due to factors beyond our control, such as the asset volatility experienced during the COVID-19 pandemic. Even if a commercial mortgage loan is recourse to the borrower (or if a non-recourse carve-out to the borrower applies), in most cases, the borrower's assets are limited primarily to its interest in the related mortgaged property. Further, although a commercial mortgage loan may provide for limited recourse to a principal or affiliate of the related borrower, there is no assurance that any recovery from such principal or affiliate will be made or that such principal's or affiliate's assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.

Our CRE debt investments may require us to advance future funds. We may also need to fund capital expenditures and other significant expenses for our real estate property investments. Future funding obligations subject us to significant risks, such as a decline in value of the property, cost overruns and the borrower or tenant may be unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to repay its obligations to us. We could determine that we need to fund more money than we originally anticipated in order to maximize the value of our investment even though there is no assurance additional funding would be the best course of action. Further, future funding obligations may require us to maintain higher liquidity than we might otherwise maintain and this could reduce the overall return on our investments. We could also find ourselves in a position with insufficient liquidity to fund future obligations.

We may be unable to restructure our investments in a manner that we believe maximizes value, particularly if we are one of multiple creditors in a large capital structure.

In order to maximize value, we may be more likely to extend and work out an investment rather than pursue other remedies such as taking title to collateral. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group or other applicable parties. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may not independently control the decision-making. Consequently, we may be unable to restructure an investment in a manner that we believe would maximize value.

We have invested in, and may continue to invest in, certain assets with variable credit quality, which may increase our risk of losses and may reduce distributions to stockholders and may adversely affect the value of our common stock.

We have invested in, and may continue to invest in, unrated or non-investment grade CRE securities or investments whose ratings have been downgraded or withdrawn, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the borrower owners or the properties underlying the loans or securities, the borrowers' credit history, the properties' underlying cash flow or other factors. Because the ability of obligors of properties and mortgages, including mortgage loans underlying CMBS, to make rent or principal and interest payments may be impaired during an economic downturn, prices of lower credit quality investments and CRE securities may decline. As a result, these investments may have a higher risk of default and loss than investment grade rated assets and may significantly decline in value. The existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these investments. Any loss we incur may be significant, reduce distributions to stockholders and adversely affect the value of our common stock.

Insurance may not cover all potential losses on CRE investments, which may impair the value of our assets.

We generally require that each of the borrowers under our CRE debt investments obtain comprehensive insurance covering the collateral, including liability, fire and extended coverage. We also generally obtain insurance directly on any property we acquire. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not obtain, or require borrowers to obtain, certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Further, it is possible that our borrowers could breach their obligations to us and not maintain sufficient insurance coverage. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property and in turn impair our investment.

The leases at the properties underlying CRE debt investments or the properties held by us may not be relet or renewed on favorable terms, or at all, which may result in a reduction in our net income, and as a result we may be required to reduce or eliminate cash distributions to stockholders.

Our investments in real estate will be pressured if economic conditions and rental markets continue to be challenging. For instance, upon expiration or early termination of leases for space located at our properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. We may be receiving above market rental rates which will decrease upon renewal, which will adversely impact our income and could harm our ability to service our debt and operate successfully. Weak economic conditions would likely reduce tenants' ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If we are unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate cash distributions to stockholders. Our borrowers may be similarly impacted at the properties they own, which may negatively impact their ability to make timely payments to us, and we may experience a reduction in net income and be required to reduce or eliminate cash distributions to stockholders.

Our investment strategy may not be successful, or there may be delays, in locating or allocating suitable investments, which could limit our ability to make distributions and lower the overall return on stockholders' investment.

Our investment strategy may not be successful in locating suitable investments on financially attractive terms. If we, are unable to find and allocate suitable investments promptly, we may hold the funds available for investment in an interest-bearing account or invest the proceeds in short-term assets. We expect that the income we earn on these temporary investments will not be substantial. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives. Further, the more money we have available for investment, the more difficult it will be to invest the funds promptly and on attractive terms. If we are able to identify suitable investments, it may not be successful in consummating the investment, resulting in increased costs and diversion in the investment professionals' time, or if consummated, the returns on the investments may be below expectations.

The due diligence process that we undertake in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if we incorrectly evaluate the risks of our investments, we may experience losses.

The success of our origination or acquisition of investments significantly depends on the financial stability of the borrowers and tenants underlying such investments. Before making a loan to a borrower, we assess the strength and skills of an entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. Appraisals and engineering and environmental reports, as well as a variety of other third-party reports are not guarantees of present or future value. One appraiser may reach a different conclusion than the conclusion that would be reached if a different appraiser were appraising that property. Moreover, the values of the properties may have fluctuated significantly since the appraisals were performed. In addition, any third-party report, including any engineering report, environmental report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance, remediation and capital improvement items. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses.

Because real estate investments are relatively illiquid, we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us.

Many of our investments are illiquid. A variety of factors could make it difficult for us to dispose of any of our assets on acceptable terms even if a disposition is in the best interests of stockholders. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Certain properties may also be subject to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of financing that can be placed or repaid on that property. We may be required to expend cash to correct defects or to make improvements before a property can be sold, and we cannot provide assurance that we will have cash available to correct those defects or to make those improvements. The Code also places limits on our ability as a REIT to sell certain properties held for fewer than two years.

Borrowers under certain of our CRE debt investments may give their tenants or other persons similar rights with respect to the collateral. Similarly, we may also determine to give our tenants a right of first refusal or similar options. Such rights could negatively affect the residual value or marketability of the property and impede our ability to sell the collateral or the property.

As a result, our ability to sell investments in response to changes in economic and other conditions could be limited. To the extent we are unable to sell any property for its book value or at all, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our earnings. Limitations on our ability to respond to adverse changes in the performance of our investments may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our overall return.

We currently have, and may in the future enter into, joint ventures with third parties. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks:

- our joint venture partner in an investment could become insolvent or bankrupt;

- fraud or other misconduct by our joint venture partners;

- we may share decision-making authority with our joint venture partners regarding certain major decisions affecting the ownership of the joint venture and the joint venture investment, such as the management of the CRE debt, sale of the property or the making of additional capital contributions for the benefit of the loan or property, which may prevent us from taking actions that are opposed by our joint venture partner;

- such joint venture partner may at any time have economic or business interests or goals that are or that become in conflict with our business interests or goals, including for example the management of the CRE debt or operation of the properties;

- such joint venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

- our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest and risk to our REIT status;

- we may rely upon our joint venture partners to manage the day-to-day operations of the joint venture and underlying loans or assets, as well as to prepare financial information for the joint venture and any failure to perform these obligations may have a negative impact our performance and results of operations;

- our joint venture partner may experience a change of control, which could result in new management of our joint venture partner with less experience or conflicting interests to ours and be disruptive to our business;

- the terms of our joint ventures could restrict our ability to sell or transfer our interest to a third party when we desire on advantageous terms, which could result in reduced liquidity; and

- our joint venture partners may not have sufficient personnel or appropriate levels of expertise to adequately support our initiatives.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that joint venture partner. In addition, disagreements or disputes between us and our joint venture partner could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

Further, in some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it.

Any investments that are not denominated in U.S. dollars subject us to currency rate exposure and may adversely impact our status as a REIT.

We may in the future have investments denominated in foreign currencies, which would expose us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A change in foreign currency exchange rates may have an adverse impact on the valuation of our equity in foreign investments and loans denominated in currencies other than the U.S. dollar. We may not be able to successfully hedge the foreign currency exposure and may incur losses on these investments as a result of exchange rate fluctuations.

In addition, changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Our recent operations in Europe and in the future, other foreign countries expose our business to risks inherent in conducting business in foreign markets.

A portion of our revenues have been and may be sourced from our foreign operations in Europe and elsewhere or other foreign markets. Accordingly, our firm-wide results of operations have depended and may in the future depend in part on our foreign operations. Conducting business abroad carries significant risks, including:

- our REIT tax status not being respected under foreign laws, in which case any income or gains from foreign sources could be subject to foreign taxes and withholding taxes;

- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

- restrictions and limitations relating to the repatriation of profits;

- complexity and costs of staffing and managing international operations;

- the burden of complying with multiple and potentially conflicting laws;

- changes in relative interest rates;

- translation and transaction risks related to fluctuations in foreign currency and exchange rates;

- lack of uniform accounting standards (including availability of information in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"));

- unexpected changes in regulatory requirements;

- the impact of different business cycles and economic instability;

- inflation and governmental measures to control inflation;

- political instability and civil unrest;

- legal and logistical barriers to enforcing our contractual rights, including in perfecting our security interests, collecting accounts receivable, foreclosing on secured assets and protecting our interests as a creditor in bankruptcies in certain geographic regions;

- share ownership restrictions on foreign operations;

- compliance with U.S. laws affecting operations outside of the United States, including sanctions laws, or anti-bribery laws such as the Foreign Corrupt Practices Act ("FCPA"); and

- geographic, time zone, language and cultural differences between personnel in different areas of the world.

Each of these risks might adversely affect our performance and impair our ability to make distributions to our stockholders required to qualify and remain qualified as a REIT. In addition, there is generally less publicly available information about foreign companies and a lack of uniform financial accounting standards and practices (including the availability of information in accordance with GAAP) which could impair our ability to analyze transactions and receive timely and accurate financial information from our investments necessary to meet our reporting obligations to financial institutions or governmental or regulatory agencies.

Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. These concerns could materially adversely affect the value of our foreign assets and obligations.

Uncertainty about global or regional economic conditions, and the regulation and availability of financial services, poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news, and declines in income or asset values, which could adversely affect the availability of financing, our business and our results of operations.

<p style="text-align:center">Risks Related to Our Company and Our Structure</p>

We have not established a minimum distribution payment level, and we cannot assure you of our ability to pay distributions in the future.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income each year for us to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"). We have not established a minimum distribution payment level, and our ability to make distributions may be materially and adversely affected by a number of factors, including the risk factors described herein. Distributions to our stockholders, if any, will be authorized by our Board of Directors in its sole discretion and declared by us out of funds legally available therefore and will be dependent upon a number of factors, including our targeted distribution rate, access to cash in the capital markets and other financing sources, historical and projected results of operations, cash flows and financial condition, our view of our ability to realize gains in the future through appreciation in the value of our assets, general economic conditions and economic conditions that more specifically impact our business or prospects, our financing covenants, maintenance of our REIT qualification, applicable provisions of the Maryland General Corporation Law (the "MGCL") and such other factors as our Board of Directors deems relevant.

We believe that a change in any one of the following factors could adversely affect our results of operations and cash flows and impair our ability to make distributions to our stockholders:

- our ability to make attractive investments;

- margin calls or other expenses that reduce our cash flows;

- defaults or prepayments in our investment portfolio or decreases in the value of our investment portfolio; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

No assurance can be given that we will continue to make distributions to our stockholders in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

In addition, distributions out of our current earnings and profits that we make to our stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as (i) "capital gain dividends" to the extent that they are attributable to capital gain income recognized by us, (ii) "qualified dividend income," or (iii) may constitute a return of capital to the extent that they exceed our current earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder's investment in our common stock.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third party from acquiring our Company or of impeding a change of control under circumstances that otherwise could provide our Company's stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- *"business combination"* provisions that, subject to limitations, prohibit certain business combinations between an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our Company's outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of any interested stockholder and our Company for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

- *"control share"* provisions that provide that holders of "control shares" of our Company (defined as outstanding voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved by the affirmative vote of the holders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding all interested shares.

In accordance with Maryland Business Combination Act our Board of Directors has exempted any business combinations between us and any person, provided that any such business combination is first approved by our Board of Directors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to any future business combinations between us and any of our interested stockholders (or their affiliates) that are first approved by our Board of Directors, including any future business combination with the OP or any current or future affiliates of the OP. Our bylaws contain a provision exempting us from the Maryland Control Share Acquisition Act. If this resolution is revoked or repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. There can be no assurance that these resolutions or exemptions will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board of Directors, without stockholder approval and regardless of what currently is provided in our charter and our bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not have.

Ownership limitations may delay, defer or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Our charter, with certain exceptions, authorizes our Board of Directors to take the actions that are necessary or appropriate to preserve our qualification as a REIT. Unless exempted by our Board of Directors, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding shares of our capital stock (as defined in our charter) by value or 9.8% of the aggregate of the outstanding shares of our common stock (as defined in our charter) by value or by number of shares, whichever is more restrictive. Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a person from this limitation if it obtains such representations, covenants and undertakings as it deems appropriate to conclude that granting the exemption will not cause us to lose our status as a REIT. These ownership limitations in our charter are standard in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to reduce administrative burdens. However, these ownership limits might also delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders or result in the transfer of shares acquired in excess of the ownership limits to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Our charter contains provisions that make removal of our directors difficult, which makes it more difficult for our stockholders to effect changes to our management and may prevent a change in control of our Company that is otherwise in the best interests of our stockholders.

Our charter provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. These requirements make it more difficult for our stockholders to effect changes to our management by removing and replacing directors and may prevent a change in control of our company that is otherwise in the best interests of our stockholders.

Our charter permits our Board of Directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders.

Our Board of Directors may classify or reclassify any unissued shares of common stock, classify any unissued shares of our preferred stock, as applicable, and reclassify any previously classified but unissued shares of our preferred stock into other classes or series of stock and set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. Additionally, our Board of

Directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval.

Failure to obtain, maintain or renew required licenses and authorizations necessary to operate our mortgage-related activities may have a material adverse effect on us.

We are required to obtain, maintain or renew certain licenses and authorizations (including "doing business" authorizations and licenses to act as a commercial mortgage lender) from U.S. federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we will be able to obtain, maintain or renew any or all of the licenses and authorizations that we require or that we will avoid experiencing significant delays in connection therewith. Our failure to obtain, maintain or renew licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite licenses or authorizations in activities that required a license or authorization, which could have a material adverse effect on us.

We are highly dependent on information systems and third-parties, and system failures or cybersecurity incidents incurred by us or the third-parties that we rely on could significantly disrupt our ability to operate our business.

Computer malware, viruses, computer hacking and social engineering, including phishing, attacks have become more prevalent in our industry and we may be subject to such attempted attacks from time to time. In the course of business we process confidential information, including proprietary, personal or otherwise sensitive business information. We rely heavily on financial, accounting and other data processing systems maintained by us and by third parties with whom we contract for information technology, network, data storage and other related services, including to process such confidential information. We employ a variety of measures to prevent, detect, respond to, and recover from cybersecurity threats; however, even with appropriate security measures and procedures in place, not every cybersecurity incident can be prevented or detected. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a significant cybersecurity incident. And while we may be entitled to damages if our service providers and vendors fail to satisfy their security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such an award.

An accidental or intentionally malicious cybersecurity incident, whether caused internally or externally, could materially interrupt business operations, interfere with our ability to comply with financial reporting requirements or cause unauthorized access to, disclosure of, or modification to sensitive or confidential information and could result in material financial loss, loss of competitive position, regulatory scrutiny or enforcement, litigation, breach of contracts, reputational harm or legal liability. A cybersecurity incident may also require significant resources or management attention to remedy any damages. Increased regulation of data collection, use and retention practices, including self-regulation and industry standards; changes in existing laws and regulations; enactment of new laws and regulations; increased enforcement activity; and changes in the interpretation of laws could increase our cost of compliance and operations, limit our ability to grow our business, or otherwise harm us. Additionally, the interpretation and application of cybersecurity and data protection laws and regulations are often uncertain and evolving. As a result, there can be no assurance that our security measures will be deemed adequate, appropriate, or reasonable by a regulator or court. Moreover, even security measures that are deemed appropriate, reasonable, and/or in accordance with applicable legal requirements may unable to protect our systems, the information we maintain, or the information third parties maintain on our behalf.

While we maintain cybersecurity-specific insurance for both first-party losses (e.g., cybersecurity incident response, ransomware, data loss, business interruption, contingent business interruption, social engineering coverage, system failure and hardware replacement) and third-party losses (e.g., breach demands, regulatory penalties, media liability), such insurance may not be sufficient to address any such losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.


Risks Related to Our Financing Strategy


Our indebtedness may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

We use a variety of structures to finance the origination and acquisition of our investments, including our credit facilities, securitization financing transactions and other term borrowings, including repurchase agreements. Subject to market conditions and availability, we may incur a significant amount of debt through bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset-specific funding arrangements and additional repurchase agreements. We may also issue debt or equity securities to fund our growth. The type and percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, the type of asset we are funding, whether the financing is recourse or nonrecourse, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimate of the stability of our investment portfolio's cash flow. We may significantly increase the amount of leverage we utilize at any time without approval of our Board of Directors. In addition, we may leverage individual assets at substantially higher levels. We may be unable to obtain necessary additional financing on favorable terms or, with respect to our investments, on terms that parallel the maturities of the debt originated or acquired, if we are able to obtain additional financing at all. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. Because repurchase agreements are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings and have and may continue to impose more onerous conditions when rolling such financings. If we are not able to renew our existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities or if we are required to post more collateral or face larger haircuts, we may have to curtail our asset acquisition activities and/or dispose of assets. If we do obtain additional debt or financing, the substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt or we may fail to comply with covenants contained in our debt agreements, which is likely to result in (1) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (2) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (3) the loss of some or all of our collateral assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes;

- we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all; and

- we will have increased exposure to risks if the counterparties of our debt obligations are impacted by credit market turmoil or exposure to financial or other pressures.

There can be no assurance that a leveraging strategy will be successful and may subject us to increased risk of loss, harm our liquidity and could adversely affect our results of operations and financial condition.

Our master repurchase agreements impose, and additional lending facilities may impose, restrictive covenants, which would restrict our flexibility to determine our operating policies and investment strategy and to conduct our business.

We borrow funds under master repurchase agreements with various counterparties. The documents that govern these master repurchase agreements and the related guarantees contain, and additional lending facilities may contain, customary affirmative and negative covenants, including financial covenants applicable to us that may restrict our ability to further incur borrowings, restrict our distributions to stockholders prohibit us from discontinuing insurance coverage and restrict our flexibility to determine our operating policies and investment strategy. In particular, our master repurchase agreements require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would otherwise choose, which could reduce our return on assets. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We may also be subject to cross-default and acceleration rights in our other debt facilities. Further, this could also make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes or to maintain our exclusion from registration under the Investment Company Act. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. Our master repurchase agreements also grant certain consent rights to the lenders thereunder, which give them the right to consent to certain modifications to the pledged collateral. This could limit our ability to manage a pledged investment in a way that we think would provide the best outcome for our stockholders.

These types of financing arrangements also involve the risk that the market value of the assets pledged or sold by us to the provider of the financing may decline in value, in which case the lender or counterparty may require us to provide additional collateral or lead to margin calls that may require us to repay all or a portion of the funds advanced. Typically, repurchase agreements grant the lender the absolute right to reevaluate the fair market value of the assets that cover outstanding borrowings at any time. These valuations may be different than the values that we ascribe to these assets and may be influenced by recent asset sales and distressed levels by forced sellers. In these circumstances, we may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources including by selling assets at a time when we might not otherwise choose to do so, which we may not be able to achieve on favorable terms or at all.

Posting additional collateral would reduce our cash available to make other, higher yielding investments (thereby decreasing our return on equity). If we cannot meet these requirements, the lender or counterparty could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In the case of repurchase transactions, if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will likely incur a loss on our repurchase transactions.

Significant margin calls could have a material adverse effect on our results of operations, financial condition, business, liquidity and ability to make distributions to our stockholders, and could cause the value of our common stock to decline. In addition, we experienced an increase in haircuts on financings we have rolled. As haircuts are increased, we will be required to post additional collateral. We may also be forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity. As a result of the COVID-19 pandemic, we experienced and may in the future experience margins calls well beyond historical norms. Margin calls may also be the result of CRE asset volatility and downward pressures on CRE valuations caused by rising interest rates, inflation and/or recessionary factors. These trends, if continued, will have a negative adverse impact on our assets or liquidity.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses.

Our financial performance is influenced by changes in interest rates, in particular, as such changes may affect our CRE securities, floating-rate borrowings and CRE debt to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to originate and acquire assets, the value of our assets and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect our borrowers' default rates and their ability to refinance loans. In a period of rising interest rates, our interest expense could increase, while the interest we earn on our fixed-rate debt investments would not change, adversely affecting our profitability. A period of lower interest rates may result in generating less income on our loans and may impact our ability to redeploy funds in a timely manner, or to supplement earnings loss. Our operating results depend in large part on differences between the income from our assets, net of credit losses, and our financing costs. We anticipate that for any period during which our assets are not match-funded (when we match maturities and interest rates of our liabilities with our assets to manage risks of being forced to refinance), the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. We may fail to appropriately employ a match-funded structure on favorable terms or at all. Consequently, changes in interest rates particularly short term interest rates may significantly influence our net income. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions and other factors beyond our control. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us.

Hedging against interest rate and currency exposure, and conversely, closing out of such hedges, may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into swap, cap or floor agreements or pursue other interest rate or currency hedging strategies. Our hedging activity will vary in scope based on interest rate levels, currency exposure, the type of investments held and other changing market conditions. Interest rate and/or currency hedging may fail to protect or could adversely affect us because, among other things:

- interest rate and/or currency hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate and/or currency hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability or asset;

- our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position;

- the party owing money in the hedging transaction may default on its obligation to pay;

- we may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money); and

- we may enter into hedging arrangements that would require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate and/or currency risks, unanticipated changes in interest rates or exchange rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not be able to establish a perfect correlation between hedging instruments and the investments being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. We may also be exposed to liquidity issues as a result of margin calls or settlement of derivative hedges. Our hedging activities, if not undertaken in compliance with certain U.S. federal income tax requirements, could also adversely affect our ability to qualify for taxation as a REIT. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no regulatory or statutory requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements.

Conversely, we may decide from time to time to close out, or terminate a portion of, our outstanding hedges upon the determination that they are no longer effective, which may result in incurring realized losses and increased exposure to interest rate and currency risks, which may have an adverse effect on the value of our loans, securities, long-term debt obligations and other assets we own that are sensitive to changes in benchmark interest and currency rates.

We use short-term borrowings to finance our investments, and we may need to use such borrowings for extended periods of time to the extent we are unable to access long-term financing. This may expose us to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on our results of operations.

While we have and may continue to seek non-recourse, non-mark-to-market, matched-term, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to us on favorable terms or at all. Consequently, we may be dependent on short-term financing arrangements that are not matched in duration to our financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put our assets and financial condition at risk. Repurchase agreements economically resemble short-term, floating rate financing and usually require the maintenance of specific loan-to-collateral value ratios. Posting additional collateral to support our financing arrangements could significantly reduce our liquidity and limit our ability to leverage our assets. Furthermore, the cost of borrowings may increase substantially if lenders view us as having increased credit risk during periods of market distress. Any such short-term financing may also be recourse to us, which will increase the risk of our investments.

In addition, the value of assets underlying any such short-term financing may be marked-to-market periodically by the lender, including on a daily basis. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by us declines due to credit quality deterioration, we may be required by our lenders to provide additional collateral or pay down a portion of our borrowings. In a weakening economic environment, we would generally expect credit quality and the value of the investment that serves as collateral for our financing arrangements to decline, and in such a scenario, it is likely that the terms of our financing arrangements would require partial repayment from us, which could be substantial.

These facilities may also be restricted to financing certain types of assets, such as first mortgage loans, which could impact our asset allocation. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. Further, such borrowings may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations.

In the event that we are unable to meet the collateral obligations for our short-term borrowings, our financial condition could deteriorate rapidly.

We are subject to risks associated with obtaining mortgage financing on our real estate, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

As of December 31, 2025, our portfolio had $382.2 million of total mortgage financing. We are subject to risks normally associated with financing, including the risks that our cash flow is insufficient to make timely payments of interest or principal, that we may be unable to refinance existing borrowings or support collateral obligations and that the terms of refinancing may not be as favorable as the terms of existing borrowing. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions or the sale of the underlying property, our cash flow may not be sufficient in all years to make distributions to stockholders and to repay all maturing borrowings. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced borrowing would increase, which could reduce our profitability, result in losses and negatively impact the amount of distributions we are able to pay to stockholders. Moreover, additional financing increases the amount of our leverage, which could negatively affect our ability to obtain additional financing in the future or make us more vulnerable in a downturn in our results of operations or the economy generally.

Any warehouse facilities that we may obtain in the future may limit our ability to acquire assets, and we may incur losses if the collateral is liquidated.

In the event that securitization financings become available, we may utilize, if available, warehouse facilities pursuant to which we would accumulate mortgage loans in anticipation of a securitization financing, which assets would be pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us, and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization structure would be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation, we would have to bear any resulting loss on the sale. Currently, we have no warehouse facilities in place, and no assurance can be given that we will be able to obtain one or more.

Risks Related to Regulatory Matters

The loss of our Investment Company Act exclusion could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the value of our common stock.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which it is reviewing whether certain companies that invest in MBSs and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, such as us, should continue to be allowed to rely on such an exclusion from registration. If the SEC or its staff takes action with respect to this exclusion, these changes could mean that certain of our subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion, and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that our investment in those subsidiaries would be investment securities. This could result in our failure to maintain our exclusion from registration as an investment company. In addition, rapid changes in the values of our assets may make it more difficult for us to maintain our exemption from registration under Section 3(c)(5)(C) of the Investment Company Act or we may need to increase our real estate assets and income and/or liquidate our non-qualifying real estate assets or real estate related assets to maintain such exemption. If we fail to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, we could, among other things, be required either: (i) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on us and the value of our common stock. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

We, through our subsidiary, are subject to extensive regulation, including as an investment adviser in the United States, which could adversely affect our ability to manage our business.

Our subsidiary, BrightSpire Capital Advisors, LLC ("BrightSpire Advisors"), is subject to regulation as an investment adviser by various regulatory authorities. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. government and regulators in foreign jurisdictions to consider increasing the rules and regulations governing, and oversight of, the financial system. This activity is expected to result in continued changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. BrightSpire Advisors could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser in the United States, revocation of the licenses of its employees, censures, fines or temporary suspension or permanent bar from conducting business if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect our business.

Risks Related to Taxation

We may pay taxable dividends in our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We generally must distribute annually at least 90% of our REIT taxable income (subject to certain adjustments and excluding any net capital gain), in order to qualify as a REIT, and any REIT taxable income that we do not distribute will be subject to U.S. corporate income tax at regular rates. The Board of Directors will evaluate dividends in future periods based upon customary consideration, such as our cash balances, and cash flows and market conditions and could consider paying future dividends in shares of common stock, cash, or a combination of shares of common stock and cash. However, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time.

Pursuant to the IRS Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective stock dividend as a distribution of property under Section 301 of the Code (i.e., as a dividend to the extent of our earnings and profits), as long as at least 20% of the total dividend is available in cash and certain other requirements outlined in the revenue procedure are met.

If we make a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we make a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Our qualification as a REIT involves complying with highly technical and complex provisions of the Code.

We elected to be taxed as a REIT under the U.S. federal income tax laws commencing with our taxable year ended December 31, 2018. Our qualification as a REIT involves the application of highly technical and complex provisions of the Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT.

Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis:

- With respect to the gross income and asset tests, our compliance depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Moreover, we invest in certain assets with respect to which the rules applicable to REITs are particularly difficult to interpret or to apply, including, but not limited to, the rules applicable to financing arrangements that are structured as sale and repurchase agreements; mezzanine loans; CRE securities; and investments in real estate mortgage loans that are acquired at a discount, subject to work-outs or modifications, or reasonably expected to be in default at the time of acquisition. If the IRS challenged our treatment of these assets as real estate assets for purposes of the REIT asset tests, and if such a challenge were sustained, we could fail to meet the asset tests applicable to REITs and thus fail to qualify as a REIT.

- The fact that we own or have owned direct or indirect interests in one or more entities that have elected to be taxed as REITs under the U.S. federal income tax laws (each, a "Subsidiary REIT"), further complicates the application of the REIT requirements for us. Each Subsidiary REIT is subject to the various REIT qualification requirements that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal corporate income tax, (ii) our interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that we would fail certain of the REIT asset tests, in which event we also would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions.

- Our ability to satisfy the distribution and other requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures or funds.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Additionally, we would possibly also be subject to certain taxes enacted by the Inflation Reduction Act of 2022 that are applicable to non-REIT corporations, including the nondeductible one percent excise tax on certain stock repurchases. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. In addition, we would no longer be required to make distributions to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

We may incur adverse tax consequences if NorthStar I or NorthStar II were to have failed to qualify as a REIT prior to the Mergers.

In connection with the closing of NorthStar I and NorthStar II merging with and into the Company, (the "Mergers"), we received an opinion of counsel to each of NorthStar I and NorthStar II to the effect that it qualified as a REIT for U.S. federal income tax purposes under the Code through the time of the Mergers. Neither NorthStar I nor NorthStar II, however, requested a ruling from the IRS that it qualified as a REIT. If, notwithstanding these opinions, NorthStar I's or NorthStar II's REIT status for periods prior to the Mergers were successfully challenged, we would face serious adverse tax consequences that would substantially reduce our core funds from operations, and cash available for distribution, including cash available to pay dividends to our stockholders, because:

- NorthStar I or NorthStar II, as applicable, would be subject to U.S. federal, state and local income tax on its net income at regular corporate rates for the years it did not qualify as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income) and we would succeed to the liability for such taxes;

- if we were considered to be a "successor" of such entity, we would not be eligible to elect REIT status until the fifth taxable year following the year during which such entity was disqualified, unless it were entitled to relief under applicable statutory provisions;

- even if we were eligible to elect REIT status, we would be subject to tax (at the highest corporate rate in effect at the date of the sale) on the built-in gain on each asset of NorthStar I or NorthStar II, as applicable, existing at the time of the Mergers if we were to dispose of such asset for up to five years following the Mergers; and

- we would succeed to any earnings and profits accumulated by NorthStar I or NorthStar II, as applicable, for tax periods that such entity did not qualify as a REIT and we would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits to maintain our REIT qualification.

As a result of these factors, NorthStar I's or NorthStar II's failure to qualify as a REIT prior to the Mergers could impair our ability to expand our business and raise capital and could materially adversely affect the value of our common stock. In addition, even if they qualified as REITs for the entirety of their existence, if there is an adjustment to NorthStar I's or NorthStar II's taxable income or dividends-paid deductions for periods prior to the Mergers, we could be required to elect to use the deficiency dividend procedure to maintain NorthStar I's or NorthStar II's, as applicable, REIT status for periods prior to the Mergers. That deficiency dividend procedure could require us to make significant distributions to our stockholders and to pay significant interest to the IRS.

Dividends payable by REITs do not qualify for the preferential tax rates available for some dividends.

The maximum rate applicable to "qualified dividend income" paid by non-REIT "C" corporations to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs to those U.S. stockholders, however, generally are not eligible for the current reduced rate, except to the extent that certain holding requirements have been met and a REIT's dividends are attributable to dividends received by a REIT from taxable corporations (such as a taxable REIT subsidiary ("TRS")), to income that was subject to tax at the REIT/corporate level, or to dividends properly designated by the REIT as "capital gains dividends." Those U.S. stockholders may deduct 20% of their dividends from REITs (excluding qualified dividend income and capital gains dividends). For those U.S. stockholders in the top marginal tax bracket of 37%, the deduction for REIT dividends yields an effective income tax rate of 29.6% on REIT dividends, which is higher than the 20% tax rate on qualified dividend income paid by non-REIT "C" corporations, but still lower than the effective rate that applied prior to 2018, which is the first year that this special deduction for REIT dividends is available. Although the reduced rates applicable to dividend income from non-REIT "C" corporations do not adversely affect the taxation of REITs or dividends payable by REITs, it could cause investors who are non-corporate taxpayers to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT "C" corporations that pay dividends, which could adversely affect the value of our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income (subject to certain adjustments and excluding any net capital gain), in order to qualify as a REIT, and any REIT taxable income that we do not distribute will be subject to U.S. corporate income tax at regular rates. In addition, from time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example,

- we may be required to accrue income from mortgage loans, MBSs, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets;

- we may acquire distressed debt investments that are subsequently modified by agreement with the borrower, which could cause us to have to recognize gain in certain circumstances;

- we may recognize substantial amounts of "cancellation of debt" income for U.S. federal income tax purposes (but not for U.S. GAAP purposes) due to discount repurchases of our liabilities, which could cause our REIT taxable income to exceed our U.S. GAAP income;

- we or our TRSs may recognize taxable "phantom income" as a result of modifications, pursuant to agreements with borrowers, of debt instruments that we acquire if the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations. In addition, our TRSs may be treated as a "dealer" for U.S. federal income tax purposes, in which case the TRS would be required to mark-to-market its assets at the end of each taxable year and recognize taxable gain or loss on those assets even though there has been no actual sale of those assets;

- we may deduct our capital losses only to the extent of our capital gains and not against our ordinary income, in computing our REIT taxable income for a given taxable year;

- certain of our assets and liabilities are marked-to-market for U.S. GAAP purposes but not for tax purposes, which could result in losses for U.S. GAAP purposes that are not recognized in computing our REIT taxable income; and

- we generally must accrue income for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income.

As a result of both the requirement to distribute 90% of our REIT taxable income each year (and to pay tax on any income that we do not distribute) and the fact that our taxable income may well exceed our cash income due to the factors mentioned above as well as other factors, we may find it difficult to meet the REIT distribution requirements in certain circumstances while also having adequate cash resources to execute our business plan. In particular, where we experience differences in timing between the recognition of taxable income and the actual receipt of cash, the requirement to distribute a substantial portion of our taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with REIT requirements. These alternatives could increase our costs, reduce our equity, and/or result in stockholders being taxed on distributions of shares of stock without receiving cash sufficient to pay the resulting taxes. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we continue to qualify as a REIT, we may face other tax liabilities that reduce our cash available for distribution to stockholders.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. We also are subject to U.S. federal and state income tax (and any applicable non-U.S. taxes) on the net income earned by our TRSs. In addition, we have substantial operations and assets outside of the U.S. that are subject to tax in those countries. Those taxes, unless incurred by a TRS, are not likely to generate an offsetting credit for taxes in the U.S. In addition, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, "prohibited transactions" are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of, modify or securitize loans in a manner that was treated as a sale or deemed exchange of the loans for U.S. federal income tax purposes that is subject to the prohibited transactions tax. In order to avoid the prohibited transactions tax, we may choose not to engage in certain sales or modifications of loans at the REIT-level, and may limit the structures we utilize for our securitization transactions, even though such sales or structures might otherwise be beneficial to us. Finally, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of MBS. The remainder of our investment in securities (other than qualified 75% asset test assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than qualified 75% asset test assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets (20% for taxable years between January 1, 2018 and December 31, 2025) can be represented by stock or securities of one or more TRSs. Debt instruments issued by "publicly offered REITs," to the extent not secured by real property or interests in real property, qualify for the 75% asset test but the value of such debt instruments cannot exceed 25% of the value of our total assets. The compliance with these limitations, particularly given the nature of some of our investments, may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments that might not qualify for the 75% asset test. If we fail to comply with the REIT asset tests requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have "excess inclusion income." In general, dividend income that a tax-exempt entity receives from us should not constitute unrelated business taxable income ("UBTI"), as defined in Section 512 of the Code. If, however, we realize excess inclusion income and allocate it to stockholders, then this income would be fully taxable as UBTI to a tax-exempt entity under Section 512 of the Code. A foreign stockholder would generally be subject to U.S. federal income tax withholding on this excess inclusion income without reduction pursuant to any otherwise applicable income tax treaty. U.S. stockholders would not be able to offset such income with their net operating losses.

Although the law is not entirely clear, the IRS has taken the position that we are subject to tax at the highest corporate rate on the portion of our excess inclusion income equal to the percentage of our stock held in record name by "disqualified organizations" (generally tax-exempt investors, such as certain state pension plans and charitable remainder trusts, that are not subject to the tax on unrelated business taxable income). To the extent that our stock owned by "disqualified organizations" is held in street name by a broker-dealer or other nominee, the broker-dealer or nominee would be liable for a tax at the highest corporate rate on the portion of our excess inclusion income allocable to the stock held on behalf of the "disqualified organizations." A regulated investment company or other pass-through entity owning our stock may also be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their record name owners that are "disqualified organizations."

Excess inclusion income could result if a REIT held a residual interest in a real estate mortgage investment conduit ("REMIC"). In addition, excess inclusion income also may be generated if a REIT issues debt with two or more maturities and the terms of the payments of those debt instruments bear a relationship to the payments that the REIT received on mortgage loans or MBSs securing those liabilities. If any portion of our dividends is attributable to excess inclusion income, then the tax liability of tax-exempt stockholders, non-U.S. stockholders, stockholders with net operating losses, regulated investment companies and other pass-through entities whose record name owners are disqualified organizations and brokers-dealers and other nominees who hold stock on behalf of disqualified organizations will very likely increase.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge certain of our liabilities. Under these provisions, any income from a hedging transaction that we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, or to manage the risk of certain currency fluctuations, and that is properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the REIT gross income tests. As a result of these rules, we intend to limit our use of advantageous hedging techniques that do not qualify for the exclusion from the REIT gross income tests or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

There is a risk of changes in the tax law applicable to REITs.

The IRS, the United States Treasury Department and Congress frequently review U.S. federal income tax legislation, regulations and other guidance. We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or our stockholders. We urge you to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as C corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a C corporation.

Our ownership of assets and conduct of operations through our TRSs is limited and involves certain risks for us.

We use our TRSs to hold assets and earn income that would not be qualifying assets or income if held or earned directly by us. Apart from the fact that income from those TRSs may be subject to U.S. federal, foreign, state and local income tax on their taxable income and only their after-tax net income is available for distribution to us, our use of the TRS for this purpose is subject to certain costs, risks and limitations:

- No more than 25% (20% for taxable years between January 1, 2018 and December 31, 2025) of the value of our gross assets may consist of stock or securities of one or more TRSs.

- The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

- We treat income that we earn from certain foreign TRSs, including issuers in CDO transactions, as qualifying dividend income for purposes of the REIT income tests, based on several private letter rulings that the IRS has issued to other taxpayers (which technically may be relied upon only by those taxpayers), but there can be no assurance that the IRS might not successfully challenge our treatment of such income as qualifying income, in which event we might not satisfy the REIT 95% gross income test, and we either could be subject to a penalty tax with respect to some or all of that income we could fail to continue to qualify as a REIT.

- We generally structure our foreign TRSs with the intent that their income and operations will not be subject to U.S. federal, state and local income tax. If the IRS successfully challenged that tax treatment, it would reduce the amount that those foreign TRSs would have available to pay to their creditors and to distribute to us.

We are mindful of all of these limitations and analyze and structure the income and operations of our TRSs to mitigate these costs and risks to us to the extent practicable, but we may not always be successful in all cases.

General Risk Factors

Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our Board of Directors determines our major policies, including our policies regarding corporate governance, investment objectives, REIT qualification and distributions. Our Board of Directors may amend or revise these and other policies without a vote of the stockholders. We may change our investment policies without stockholder notice or consent, which could result in investments that are riskier or different than our current investments. Our Board of Directors' broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders face.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. The process of designing, implementing and testing the internal controls over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Accounting standards prescribe a model to measure expected credit losses ("CECL") that may require us to increase our level of allowance for loan losses, which may affect our business, financial condition and results of operations.

Accounting Standards Update No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires us to present certain financial assets carried at amortized cost, such as loans held for investment, at the net amount expected to be collected. The measurement of CECL is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. Accordingly, the CECL model requires us to increase our allowance and recognize provisions for loan losses earlier in the lending cycle. Moreover, the CECL model creates volatility in the level of our allowance for loan losses. If we are required to increase our level of allowance for loan losses for any reason, such increase may affect our business, financial condition and results of operations.

Environmental compliance costs and other potential environmental liabilities associated with our current or former properties or our CRE debt or real estate-related investments could materially impair the value of our investments and expose us to material liability.

Under various federal, state and local environmental laws, statutes, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real property, such as us, our borrowers and our tenants, may be liable in certain circumstances for the costs of investigation, removal or remediation of contamination, or related to hazardous or toxic substances, materials or wastes, including petroleum and materials containing asbestos or, mold, present or released at, under, on, or from such property. In addition, we also may be liable for costs of remediating contamination at off-site disposal or treatment facilities where we arranged for disposal or treatment of hazardous substances at such facilities. Potential liabilities relating to the forgoing also include government fines and penalties, natural resource damages, and damages for injuries to persons and property. In addition, some environmental laws can create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances, may be joint and several, and may be imposed on the current or former owner or operator of a property in connection with the activities of a tenant or a prior owner or operator at the property. The presence of contamination or the failure to remediate contamination may adversely affect our or our tenants' ability to sell, develop, operate or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce our revenues. As an owner or operator of a site, including if we take ownership through foreclosure, we also can be liable under common law to third parties for damages and injuries resulting from environmental contamination at or emanating from the site (e.g., for cleanup costs, natural resource damages, bodily injury or property damage). Some of our properties are or have been used for commercial or industrial purposes involving the use or presence of hazardous substances, materials or waste, which could have resulted in environmental impacts at or from these properties, including contamination of which we are not presently aware.

We are also subject to federal, state and local environmental, health and safety laws and regulations and zoning requirements, including those regarding the handling of regulated substances and wastes, emissions to the environment and fire codes. If we, or our tenants or borrowers, fail to comply with these various laws and requirements, we might incur costs and liabilities, including governmental fines and penalties. Moreover, we do not know whether existing laws and requirements will change or, if they do, whether future laws and requirements will require us to make significant unanticipated expenditures that could have a material adverse effect on our business. Our tenants are subject to the same environmental, health and safety and zoning laws and also may be liable for cleanup or remediation of contamination. Such liability could affect a tenant's ability to make rental payments to us.

Some of our properties may contain, or may have contained, asbestos-containing building materials. Environmental, health and safety laws require that owners or operators of or employers in buildings with ACM properly manage and maintain these materials, adequately inform or train those who may come into contact with ACM and undertake special precautions, including removal or other abatement, in the event that ACM is disturbed during building maintenance, renovation or demolition. These laws may impose fines and penalties on employers, building owners or operators for failure to comply with these requirements. In addition, third parties may seek recovery from employers, owners or operators for personal injury associated with exposure to asbestos.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants and others if property damage or personal injury occurs.

These costs and liabilities, including for any required investigation, remediation, removal, fines, penalties, costs to comply with environmental law or personal or property injury or damages and our or our tenants' or borrowers' liability could significantly exceed the value of the property without any limits.

The scope of any indemnification our tenants or borrowers have agreed to provide us for environmental liabilities may be limited. For instance, some of our agreements with our tenants or borrowers do not require them to indemnify us for environmental liabilities arising before such tenant or borrower took possession of the premises. Further, we cannot assure stockholders that any such tenant or borrower would be able to fulfill its indemnification obligations. If we were deemed liable for any such environmental liabilities and were unable to seek recovery against our tenant or borrower, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we may invest in real estate, or CRE debt secured by real estate or subordinate interests, with environmental impacts or issues that materially impair the value of the real estate. Even as a lender, if we participate in management or take title to collateral with environmental problems or if other circumstances arise, we could be subject to environmental liability. There are substantial risks associated with such an investment.

Laws, regulations, corporate responsibility and/or sustainability-related initiatives or other issues related to climate change could have a material adverse effect on us.

If we, our borrowers or other companies with which we do business, particularly utilities that provide our facilities with electricity, become subject to laws or regulations related to climate change, it could have a material adverse effect on us. The United States may enact new laws, regulations and interpretations relating to climate change. The federal government and some of the states and localities in which we operate have enacted certain climate change laws and regulations and/or have begun regulating carbon footprints and greenhouse gas emissions. Localities may enact laws that require mortgaged properties to comply with certain green building certification programs (e.g., LEED and EnergyStar) and other laws which may impact commercial real estate as a result of efforts to mitigate the factors contributing to climate change. Although these laws and regulations have not had any known material adverse effect on us to date, they could limit our ability to operate our business, maintain our investments or to develop properties or result in substantial costs, including compliance costs, retrofit costs and construction costs, monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. In addition, these laws and regulations could lead to increased costs for the electricity that our tenants require to conduct operations. Furthermore, our reputation could be damaged if we violate climate change laws or regulations at the corporate and/or investment level.

We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change, corporate responsibility and/or sustainability initiatives will affect our business, results of operations, liquidity and financial condition. These matters may subject us to regulator and reporting obligations that could impact the price of our common stock, cause us to incur added costs or expose us to new risks, such as the risk of scrutiny and criticism by sustainability detractors for the scope or nature of any sustainability-related initiatives or goals we may establish, which could have a material adverse effect on our reputation. Lastly, the potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These potential impacts may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures, any of which could increase our or our borrowers' operating costs. Any of these matters could have a material adverse effect on us.

Changes in laws or regulations governing our operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us, subject us to increased competition or otherwise adversely affect our business.

The laws and regulations governing our operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. For example, from time to time the market for real estate debt transactions has been adversely affected by a decrease in the availability of senior and subordinated financing for transactions, in part in response to regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. Furthermore, if regulatory capital requirements—whether under the Dodd-Frank Act, Basel III (voluntary minimum requirements for internationally active banks) or other regulatory action—are imposed on private lenders that provide us with funds, or were to be imposed on us, they or we may be required to limit, or increase the cost of, financing they provide to us or that we provide to others. Among other things, this could potentially increase our financing costs, reduce our ability to originate or acquire loans and reduce our liquidity or require us to sell assets at an inopportune time or price.

Regulators and intergovernmental institutions have considered the role of nonbank institutions in providing credit and, particularly, so-called "shadow banking," a term generally referring to credit intermediation involving entities and activities outside the regulated banking system and increased oversight and regulation of such entities. In the United States, the Dodd-Frank Act established the Financial Stability Oversight Council (the "FSOC"), which is comprised of the Secretary of the Treasury and representatives of all the major U.S. financial regulators, to collaborate among financial regulators and address potential risks to the stability of the U.S. financial system. The FSOC has the authority to review the activities of non-bank financial companies predominantly engaged in financial activities and designate those companies as "systemically important" for supervision by the Federal Reserve when the nature, scope, size, scale, concentration, interconnectedness or mix of the Company's activities, or material financial distress at the Company, could pose a threat to the financial stability of the U.S. Compliance with any increased regulation of non-bank credit extension could require changes to certain of our business practices, negatively impact our operations, cash flows or financial condition or impose additional costs on us.

The market price of our common stock may fluctuate significantly.

The capital and credit markets have from time to time experienced periods of extreme volatility and disruption. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance.

Some of the factors that could negatively affect the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;

- equity issuances by us, or resales of our shares by our stockholders, or the perception that such issuances or resales may occur;

- loss of a major funding source;

- actual or anticipated accounting problems;

- publication of research reports about us or the real estate industry;

- changes in market valuations of similar companies;

- adverse market reaction to the level of leverage we employ;

- additions to or departures of our key personnel or adverse effects on the business or operations of DigitalBridge;

- speculation in the press or investment community;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock and would result in increased interest expenses on our debt;

- a compression of the yield on our investments and an increase in the cost of our liabilities;

- failure to operate in a manner consistent with our intention to qualify as a REIT or exclusion from registration under the Investment Company Act;

- price and volume fluctuations in the overall stock market from time to time;

- general market and economic conditions and trends including inflationary concerns, and the current state of the credit and capital markets;

- significant volatility in the market price and trading volume of securities of publicly traded REITs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

- changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;

- changes in the value of our portfolio;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

- operating performance of companies comparable to us;

- short-selling pressure with respect to shares of our common stock or REITs generally; and

- uncertainty surrounding the strength of the U.S. economic recovery, particularly in light of the recent debt ceiling and budget deficit concerns, and other U.S. and international political and economic affairs.

Any of the foregoing factors could negatively affect our stock price or result in fluctuations in the price or trading volume of our common stock.

We may issue additional equity securities, which may dilute your interest in us.

Stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue a total of 1,000,000,000 shares of capital stock, of which 950,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. Our Board of Directors, with the approval of a majority of our entire Board of Directors and without stockholder approval, may amend our charter to increase or decrease the aggregate number of authorized shares of capital stock or the number of shares of capital stock of any class or series that we are authorized to issue. Our Board of Directors may elect to: (i) sell additional shares in one or more future public offerings; (ii) issue equity interests in private offerings; (iii) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of our operating company; or (iv) issue shares of our common stock to pay distributions to existing stockholders. If we issue and sell additional shares of our common stock, the ownership interests of our existing stockholders will be diluted to the extent they do not participate in the offering.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We consider our information technology ("IT") and information systems to be valuable and vital assets and must be protected as such. We maintain a series of policies and supporting procedures designed to help ensure the security and confidentiality of our IT and information systems and to help ensure that they are properly protected from a variety of threats such as error, fraud, embezzlement, sabotage, terrorism, extortion, industrial espionage, service interruption, and natural disaster. Information is protected according to its sensitivity, value, and criticality with particular focus given to protecting confidential information, such as personal identifying information, unpublished financial results and other data deemed proprietary to us. Our cybersecurity network, including management, employees and service providers, prioritizes protecting and otherwise managing our information assets, and recognizes that information security is an important part of our business.

Our cybersecurity risk management program is a key component of our broader enterprise risk management ("ERM") infrastructure. Cybersecurity and information security, administered by our Head of IT and BrightSpire IT Partner (each, as defined below), is a key component of our broader ERM program, which includes diverse internal management, financial reporting, legal, compliance and risk management controls, policies and procedures primarily under the supervision of senior management. The results of our ERM layers of management control, risk control and compliance oversight and independent assurances are reviewed with senior management, our Audit Committee (independent directors, primarily responsible for oversight of our overall risk profile and risk management policies) and Board of Directors quarterly.

We have focused on the following cybersecurity initiatives.

- **Responsible Parties**: We engaged a global leader in end-to-end IT solutions (the "BrightSpire IT Partner") to advance and maintain a comprehensive cybersecurity program. Our cybersecurity program is designed to leverage certain information security standards, such as those issued by the National Institute of Standards and Technology, and the International Organization for Standardization. We also have a dedicated senior employee to lead IT ("Head of IT") oversight and functions, together with our Chief Financial Officer, General Counsel (together, the "Information Security Group") and aforementioned BrightSpire IT Partner. Benefits provided by the Head of IT and BrightSpire IT Partner include a significant reduction in critical vulnerabilities, cost effective governance and risk services, current expertise/awareness to model, adapt and mitigate new threats, leverage of internal team resources to focus on business priorities, and addressing evolving regulatory requirements. Our response plans require prompt notification to the Information Security Group in the event of a significant cybersecurity incident and prompt briefings on further developments as appropriate. Other members of management and team leaders assist in incident response efforts as well.

- **Cybersecurity Risk Management ("CRM") Program**: The CRM program includes: (i) implementation of hardware and software infrastructure, primarily cloud based; (ii) "security first" approach to policies, processes and procedures (including general IT and security, information security, business continuity and incident response policies and plans); (iii) employee education, training and periodic testing and patching; and (iv) assessments of internal resources and diligence of external vendors and systems. Business continuity, disaster recovery and incident response procedures prioritize constant communication and follow a multi-step program including identification, preparation, implementation and resolution.

- **Cloud Services**: We maintain our company data and communication services with a leading cloud-based service provider, security systems and protected environment. Employees working from home may only connect and conduct business activities through a virtual private network (VPN).

- **Security First Approach**: Our cloud-based systems take a security first approach, including: (i) Perimeter Security (firewalls, antivirus, malware); (ii) Network Security (secure remote access, network patch management); (iii) Application Security (patch management, multi-factor authentication); (iv) Endpoint Security (email security/encryption, web filtering & URL defense, mobile device management); and (v) Data Security.

Cybersecurity Systems Review. We regularly review our cybersecurity systems, policies and procedures through a series of channels, including but not limited to our Audit Committee and Board of Directors, the BrightSpire IT Partner, our internal Information Security Group, our internal financial auditor and outside counsel.

- Our Audit Committee and Board of Directors play an active role in reviewing our cybersecurity initiatives. The BrightSpire IT Partner provides our Board an annual review of our cybersecurity governance and risk management program, security metrics relevant to the period in review and provides the Audit Committee and Board updates regarding the cybersecurity threat landscape. In coordination with the Information Security Group, the General Counsel provides reports of significant cybersecurity incidents and cybersecurity threats (if any) at each quarterly meeting of the Audit Committee and Board or ad hoc as appropriate.

- The BrightSpire IT Partner has established itself as a provider of managed services and technology solutions for over two decades, providing 24/7 oversight and services, including continuous testing and vulnerability scanning. The BrightSpire IT Partner also performs annual due diligence of key vendors on a rotating basis (including System and Organization Controls (SOC) report reviews, or alternatively solicits detailed questionnaires to evaluate such vendors cybersecurity preparedness and protections).

- Our Head of IT has over two decades of experience in IT and cybersecurity work and developed and implemented our cybersecurity program with the BrightSpire IT Partner. Together with our Head of IT, the Information Security Group considers current cybersecurity trends and threats, including through discussions with the BrightSpire IT Partner, outside cybersecurity counsel, our independent financial auditor and internal auditor. The Information Security Group undertakes table-top business disruption, disaster recovery and related response strategies and plans on a periodic basis and seeks to review and update applicable policies and procedures at least annually.

No Material Incidents. As of December 31, 2025, we have not had any known cybersecurity incidents or third-party incidents that have materially affected the business strategy, results of operations or financial condition of the Company or are reasonably likely to have such a material effect. During the prior three fiscal years, we are not aware of any cybersecurity or information security incidents that have materially affected us to date. We have not incurred any expenses due to material information security incident penalties or settlements. However, evolving cybersecurity threats make it increasingly challenging to anticipate, detect, and defend against cybersecurity threats and incidents. Refer to the risk factor "We are highly dependent on information systems and third-parties, and system failures or cybersecurity incidents incurred by us or the third-parties that we rely on could significantly disrupt our ability to operate our business." in the section entitled "Risk Factors—Risks Related to Our Company and Our Structure" for more information regarding our cybersecurity risks.

Cyber Liability Insurance. Through consultant driven data, analytics and peer benchmarking, we secured and maintain specific coverage to mitigate certain losses associated with cyber-attacks and other information security incidents, addressing both first-party and third-party losses from incident response, including for example, cyber extortion, data loss, business interruption, contingent business interruption, regulatory penalties, media liability, social engineering coverage, system failures and bricking/ hardware replacement.

Item 2. Properties

Information regarding our investment properties at December 31, 2025 are included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations —Net Leased and Other Real Estate" and "Item 15. Exhibits and Financial Statement Schedules—Schedule III. Real Estate and Accumulated Depreciation" of this Annual Report.

Item 3. Legal Proceedings

The Company is not currently subject to any material legal proceedings. We anticipate that we may from time to time be involved in legal actions arising in the ordinary course of business, the outcome of which we would not expect to have a material adverse effect on our financial position, results of operations or cash flow.

Item 4. Mine Safety Disclosures

Not applicable.

PART II—Other Information

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock began trading on the NYSE on February 1, 2018 under the symbol "CLNC." Prior to February 1, 2018, our Class A common stock was not listed on a national securities exchange and there was no established public trading market for such shares. On June 24, 2021, we changed our ticker symbol to BRSP concurrent with our name change to BrightSpire Capital, Inc. from Colony Credit Real Estate, Inc., and continue to trade on the NYSE.

As of February 17, 2026, the closing price of our Class A common stock was $5.80 and we had approximately 128.6 million shares of Class A common stock outstanding held by a total of 2,538 holders of record. This figure does not reflect the beneficial ownership of shares held in nominee name.

Distributions

Holders of our common stock are entitled to receive distributions if and when the Board of Directors authorizes and declares a distribution. The Board of Directors has not established any minimum distribution level. In order to maintain our qualification as a REIT, we intend to pay dividends to our stockholders that, on an annual basis, will represent at least 90% of our taxable income (which may not necessarily equal net income as calculated in accordance with U.S. GAAP), determined without regard to the deduction for dividends paid and excluding net capital gains.

Dividends paid to stockholders, for income tax purposes, represent distributions of ordinary income, capital gains, return of capital or a combination thereof. The following table presents the income tax treatment of dividends per share of common and preferred stock.

	Common Stock
2025	
Ordinary income	$ —
Return of capital	0.64
Total	$ 0.64
2024	
Ordinary income	$ 0.25
Return of capital	0.51
Total	$ 0.76
2023	
Ordinary income	$ —
Return of capital	0.80
Total	$ 0.80

For the year ended December 31, 2025, we paid aggregate dividends of $83.0 million to our Class A common stockholders. The Board of Directors will evaluate dividends in future periods based upon customary considerations, including market conditions.

The credit agreement governing our revolving credit facility limits our ability to make dividends and other payments with respect to our shares of common stock. The credit agreement limits dividends to an amount required to maintain REIT status or to avoid income tax and restricts stock repurchases, each for liquidity preservation purposes. The credit agreement also generally provides that if a default occurs and is continuing, we will be precluded from making distributions on our common stock (other than those required to allow the Company to qualify and maintain its status as a REIT, so long as such default does not arise from a payment default or event of insolvency).

Unregistered Sales of Equity Securities and Use of Proceeds

There were no sales of unregistered securities of our Company during the year ended December 31, 2025.

Purchases of Equity Securities by Issuer

The following table summarizes the repurchase of Class A common stock for the three months ended December 31, 2025 (in thousands, except per share data):

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs[1]
October 1-31, 2025	—	$ —	—	$ —
November 1-30, 2025	1,082	5.39	1,082	40,299
December 1-31, 2025	24	5.70	24	40,164
Total	1,106	$ 5.39	1,106	$ 40,164

_____

(1) In April 2025, the Company's board of directors authorized a Stock Repurchase Program under which the Company may repurchase up to $50.0 million of its outstanding Class A common stock until April 30, 2026.

Stock Performance Graph

The following graph compares the cumulative total return on our Class A common stock with the cumulative total returns on the Russell 2000 Index (the "Russell 2000") and the FTSE NAREIT All Mortgage Capped Index (the "FNMRC Index"), a published industry index from January 1, 2021 to December 31, 2025. The cumulative total return on our Class A common stock as presented is not necessarily indicative of future performance of our Class A common stock.



Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our results of operations and financial condition in conjunction with our financial statements and related notes, "Risk Factors" and "Business" included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Annual Report on Form 10-K entitled "Risk Factors" and "Forward-Looking Statements."

Introduction

We are an internally-managed commercial real estate ("CRE") credit real estate investment trust ("REIT") focused on originating, acquiring, financing and managing a diversified portfolio consisting primarily of CRE debt investments and net leased properties. CRE debt investments primarily consist of senior mortgage loans, which is our primary investment strategy. Additionally, we may also selectively originate mezzanine loans and preferred equity investments, which may include profit participations. The mezzanine loans and preferred equity investments may be in conjunction with our origination of corresponding senior mortgages on the same properties. Net leased properties consist of CRE properties with long-term leases to tenants on a net-lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance capital expenditures and real estate taxes.

We were organized in the state of Maryland on August 23, 2017 and maintain key offices in New York, New York and Los Angeles, California. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2018. We conduct all our activities and hold substantially all our assets and liabilities through our operating subsidiary, BrightSpire Capital Operating Company, LLC (the "OP").

Our Target Assets

Our investment strategy is to originate and selectively acquire our target assets, which consist of the following:

- *Senior Loans.* Our primary focus is originating and selectively acquiring senior loans that are backed by CRE assets. These loans are secured by a first mortgage lien on a commercial property and provide mortgage financing to a commercial property developer or owner. The loans may vary in duration, bear interest at a fixed or floating rate and amortize, if at all, over varying periods, often with a balloon payment of principal at maturity. Senior loans may include junior participations in our originated senior loans for which we have syndicated the senior participations to other investors and retained the junior participations for our portfolio. We believe these junior participations are more like the senior loans we originate than other loan types given their credit quality and risk profile.

- *Mezzanine Loans.* We may originate or acquire mezzanine loans, which are structurally subordinate to senior loans, but senior to the borrower's equity position. Generally, we will originate or acquire these loans if we believe we have the ability to protect our position and fund the first mortgage, if necessary. Mezzanine loans may be structured such that our return accrues and is added to the principal amount rather than paid on a current basis. We may also pursue equity participation opportunities in instances when the risk-reward characteristics of the investment warrant additional upside participation in the possible appreciation in value of the underlying assets securing the investment.

- *Preferred Equity.* We may make investments that are subordinate to senior and mezzanine loans, but senior to the common equity in the mortgage borrower. Preferred equity investments may be structured such that our return accrues and is added to the principal amount rather than paid on a current basis. We also may pursue equity participation opportunities in preferred equity investments, like such participations in mezzanine loans.

- *Net Leased and Other Real Estate.* We may occasionally invest directly in well-located commercial real estate with long-term leases to tenants on a net lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance capital expenditures and real estate taxes. In addition, tenants of our properties typically pay rent increases based on fixed increases or additional rent calculated as a percentage of the tenants' gross sales above a specified level. We believe that a portfolio of properties under long-term, net lease agreements generally produces a more predictable income stream than many other types of real estate portfolios, while continuing to offer the potential for growth in rental income.

Our operating and reportable segments are Senior and Mezzanine Loans and Preferred Equity and Net Leased and Other Real Estate, both of which are included in our target assets, and Corporate and Other.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions. In addition, in the future, we may invest in assets other than our target assets or change our target assets. With respect to all our investments, we invest so as to maintain our qualification as a REIT for U.S. federal income tax purposes and our exclusion or exemption from regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act").

We believe that events in the financial markets from time to time have created and will continue to create dislocation between price and intrinsic value in certain asset classes as well as a supply and demand imbalance of available credit to finance these assets. We believe that our in-depth understanding of CRE and real estate-related investments, in-house underwriting, asset management, special servicing and resolution capabilities, provides an extensive platform to regularly evaluate our investments and determine primary, secondary or alternative disposition strategies. This includes intermediate servicing and negotiating, restructuring of non-performing investments, foreclosure considerations, management or development of owned real estate, in each case to reposition and achieve optimal value realization for us and our stockholders. Depending on the nature of the underlying investment, we may pursue repositioning strategies through judicious capital investment in order to extract maximum value from the investment or recognize unanticipated losses to reinvest resulting liquidity in higher-yielding performing investments.

Our Business Segments

We present our business through three operating and reportable segments:

- Senior and Mezzanine Loans and Preferred Equity—CRE debt investments including senior and mezzanine loans, and preferred equity interests as well as participations in such loans.

- Net Leased and Other Real Estate—direct investments in commercial real estate with long-term leases to tenants on a net lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance, capital expenditures and real estate taxes. It also includes other real estate, currently consisting of one investment with direct ownership in commercial real estate, five additional properties that we acquired through foreclosure or deed-in-lieu of foreclosure and two properties that we consolidate as the primary beneficiary.

- Corporate and Other—includes corporate-level asset management and other fees including expenses related to our secured revolving credit facility (the "Bank Credit Facility") and compensation and benefits. It also includes money market income on our cash balances and a sub-portfolio of private equity funds.

Significant Developments

During the three months ended December 31, 2025, and through February 17, 2026, significant developments affecting our business and results of operations of our portfolio included the following:

Capital Resources

- On February 17, 2026, we closed a $955.0 million CLO transaction, BRSP 2026-FL3. We placed approximately $833.2 million of investment grade securities with institutional investors providing term financing on a non-mark-to-market, non-recourse basis. BRSP 2026-FL3 is collateralized by interests in 29 first-lien floating rate mortgages secured by 30 properties, with an 87.25% initial advance rate at a weighted average coupon at issuance of Term SOFR + 1.69%, before transaction costs. We also expect to redeem BRSP 2021-FL1 in February 2026 as part of the transaction. (See "Liquidity and Capital Resources" for more information);
- Amended our Bank Credit Facility with aggregate lender commitments of $120 million (See "Liquidity and Capital Resources" for more information);
- Amended our Bank 3 Master Repurchase Facility to increase the lender's commitment from $400 million to $500 million (See "Liquidity and Capital Resources" for more information);
- Under our Stock Repurchase Program, we have repurchased 1.1 million shares of our Class A common stock for an aggregate cost of $6.0 million; and
- Declared and paid a fourth quarter dividend of $0.16 per share on January 15, 2026.

<u>Our Portfolio</u>

- We originated 16 senior mortgage loans for a total commitment of $533.8 million;
- Received loan repayment proceeds of $170.8 million from nine loans;
- We made significant progress resolving our watchlist (loans with a risk ranking of 4 or 5) and real estate owned properties:
  - ◦ Acquired one multifamily property through foreclosure;
  - ◦ Sold two office properties and generated aggregate gross proceeds of $44.0 million. We recognized a gain of $1.7 million and GAAP impairment of $6.3 million resulting from the sales; and
  - ◦ Executed a purchase and sale agreement to sell one office property that is expected to close in the first quarter of 2026 and expected to generate gross proceeds of approximately $28.0 million;
- As of February 17, 2026, our watchlist (loans with a risk ranking of 4 or 5) consisted of the following (refer to "Our Portfolio" for further discussion):
  - ◦ Two loans with a risk ranking of 5 and a total carrying value of $66.9 million are expected to be repaid in the first half of 2026, as the underlying collateral is under an executed purchase and sale agreement for one loan and under a letter of intent for one loan;
  - ◦ Two loans with a risk ranking of 4 with an aggregate unpaid principal balance of $66.2 million;
- As a result of our watchlist resolutions, we recorded $54.9 million in specific CECL reserves related to five senior loans that were charged off during the three months ended December 31, 2025. At December 31, 2025, there were no specific CECL reserves on our consolidated balance sheets; and
- Our general CECL reserve decreased by $39.4 million from September 30, 2025 to December 31, 2025. At December 31, 2025, our general CECL reserve for our outstanding loans and future loan funding commitments is $88.1 million, which is 3.15% of the aggregate commitment amount of our loan portfolio.

<u>Financial Results</u>

- Generated GAAP net loss of $14.4 million, or $(0.12) per basic and diluted share, Distributable Earnings (Loss) of $(35.5) million or $(0.28) per share and Adjusted Distributable Earnings of $19.3 million or $0.15 per share for the year ended December 31, 2025. Distributable Earnings and Adjusted Distributable Earnings are non-GAAP financial measures. A reconciliation of these measures to net income/(loss) attributable to the Company's common stockholders is in the section "Non-GAAP Supplemental Financial Measures" below.

For the year ended December 31, 2025, and through February 17, 2026, significant developments affecting our business and results of operations of our portfolio included the following:

<u>Capital Resources</u>

- On February 17, 2026, we closed a $955.0 million CLO transaction, BRSP 2026-FL3. We placed approximately $833.2 million of investment grade securities with institutional investors providing term financing on a non-mark-to-market, non-recourse basis. We also expect to redeem BRSP 2021-FL1 in February 2026 as part of the transaction. (See "Liquidity and Capital Resources" for more information);
- Amended our Bank Credit Facility with aggregate lender commitments of $120 million (See "Liquidity and Capital Resources" for more information);
- Amended our Bank 3 Master Repurchase Facility to increase the lender's commitment from $400 million to $500 million (See "Liquidity and Capital Resources" for more information);
- Under our Stock Repurchase Program, we have repurchased 2.0 million shares of our Class A common stock for an aggregate cost of $11.0 million; and
- Declared total quarterly dividends of $0.64 per share during the year ended December 31, 2025.

<u>Our Portfolio</u>

- Originated 29 senior mortgage loans for a total commitment of $873.9 million;
- Received loan repayment proceeds of $405.1 million from 28 loans;
- Our CECL reserves decreased by $78.1 million and our general CECL reserve for our outstanding loans and future loan funding commitments is $88.1 million, which is 3.15% of the aggregate commitment amount of our loan portfolio (refer to "Results of Operations" for further discussion);
- Acquired four properties through foreclosure or deeds-in-lieu of foreclosure;
- Sold four properties that we previously acquired through foreclosure or deeds-in-lieu of foreclosure and generated aggregate gross proceeds of $85.6 million. We recognized a net gain of $1.1 million and GAAP impairment of $6.3 million resulting from the sales; and

- Deconsolidated the assets and liabilities of two office properties following the loss of control over two subsidiaries holding these investments. As a result, we recorded our share of GAAP impairment of $53.2 million and reversed our share of non-GAAP impairment of $94.7 million.

Financial Results

- Generated GAAP net loss of $31.1 million, or $(0.26) per basic and diluted share, Distributable Earnings (Loss) of $(17.5) million or $(0.13) per share and Adjusted Distributable Earnings of $83.6 million or $0.64 per share for the year ended December 31, 2025. Distributable Earnings and Adjusted Distributable Earnings are non-GAAP financial measures. A reconciliation of these measures to net income/(loss) attributable to the Company's common stockholders is in the section "Non-GAAP Supplemental Financial Measures" below.

Trends Affecting Our Business

Global Markets

Global markets pressure and uncertainties coming from the Administration's tariff initiative, inflationary worries and geopolitical unrest continue to contribute to market volatility and impact CRE valuations. Additionally, high interest rates continue to negatively impact transaction activity in the real estate market and correspondingly the loan financing and refinancing opportunities. While the Federal Reserve lowered interest rates three times in 2025, it is uncertain as to if, when, how many and by how much subsequent interest rate cuts will be made in 2026. To the extent certain of our borrowers are experiencing significant financial dislocation as a result of economic conditions, we have and may continue to use interest and other reserves and/or replenishment obligations of the borrower and/or guarantors to meet current interest payment obligations for a limited period. The market for office properties was particularly negatively impacted by the COVID-19 pandemic and continues to experience headwinds driven by the normalization of work from home and hybrid work arrangements and elevated costs to operate or reconfigure office properties. Other than in select cities such as Manhattan, NY, Dallas, TX, and more recently, San Francisco, CA, the demand for office space generally remains lower than pre-COVID-19 pandemic levels and has driven rising vacancy rates. Given the continuing uncertainty in the office market, there is risk of future valuation impairment or investment loss on our loans secured by office properties. Similarly, these trends may impact our ability to manage debt covenant tests, maturity dates and/or seek suitable refinancing opportunities on certain of our office property equity investments, which may adversely impact valuation assessments and cash flow generated by such investments.

While macroeconomic conditions continue to be challenged, we cannot predict whether they will in fact improve or even intensify. Due to the inherent uncertainty of these conditions, their impact on our business is difficult to predict and quantify.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend primarily on, among other things, the ability of the borrowers of our assets to service our debt as it is due and payable, the ability of our tenants to pay rent and other amounts due under their leases, our ability to actively and effectively service any sub-performing and non-performing loans and other assets we may have from time to time in our portfolio, the market value of our assets and the supply of, and demand for, CRE senior loans, mezzanine loans, preferred equity, net leased properties and our other assets, and the level of our net operating income ("NOI"). Our net interest income, which includes the amortization of origination and exit fees, varies primarily as a result of changes in market interest rates, prepayment rates and frequency on our CRE loans and the ability of our borrowers to make scheduled interest payments. Interest rates and prepayment rates vary according to the type of investment, conditions in the financial markets, creditworthiness of our borrowers, competition and other factors, none of which can be predicted with any certainty. Our net property operating income depends on our ability to maintain the historical occupancy rates of our real estate equity investments, lease currently available space and continue to attract new tenants.

Changes in fair value of our assets

We consider and treat our assets as long-term investments. As a result, we do not expect that changes in market value will impact our operating results. However, at least on a quarterly basis, we assess both our ability and intent to hold such assets for the long-term. As part of this process, we monitor our assets for impairment. In addition, we maintain an allowance for credit losses on our financial assets in accordance with the CECL methodology, which requires us to estimate expected credit losses over the life of our loans and recognize provisions for loan losses earlier in the lending cycle. A change in our ability and/or intent to continue to hold any of our assets, which includes the inability to modify, extend or refinance existing mortgage debt on our real estate portfolio, may result in our recognizing an impairment charge, an increase in our CECL reserves or realizing losses upon the sale of such investments.

Changes in market interest rates

With respect to our business operations, increases in interest rates, in general, may over time cause:

- the value of our fixed-rate investments to decrease;

- prepayments on certain assets in our portfolio to slow, thereby slowing the amortization of origination and exit fees;

- coupons on our floating and adjustable-rate mortgage loans to reset, although on a delayed basis, to higher interest rates;

- interest rate caps required by our borrowers to increase in cost;

- borrowers' unwillingness to purchase new interest rate caps at loan maturity to qualify for an extension;

- financial hardship to our borrowers, whose ability to service their debt as it is due and payable and to pass maturity extension tests may be materially adversely impacted, resulting in foreclosures;

- to the extent we use leverage to finance our assets, the interest expense associated with our borrowings to increase; and

- to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase.

Conversely, decreases in interest rates, in general, may over time cause:

- the value of the fixed-rate assets in our portfolio to increase;

- prepayments on certain assets in our portfolio to increase, thereby accelerating the amortization of origination and exit fees;

- to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease;

- coupons on our floating and adjustable-rate mortgage loans to reset, although on a delayed basis, to lower interest rates; and

- to the extent we use leverage to finance our assets, the interest expense associated with our borrowings to decrease.

Credit risk

We are subject to varying degrees of credit risk in connection with our target assets. We seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses and by employing a comprehensive review and asset selection process and by careful ongoing monitoring of acquired assets. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Size of investment portfolio

The size of our portfolio, as measured by the aggregate principal balance of our commercial mortgage loans, other commercial real estate-related debt investments and the other assets we own, is also a key revenue driver. Generally, as the size of our portfolio grows, the amount of interest income we earn increases. However, a larger portfolio may result in increased expenses to the extent that we incur additional interest expense to finance our assets.

Our Portfolio

As of December 31, 2025, our portfolio consisted of 113 investments representing approximately $3.4 billion in carrying value (based on our share of ownership and excluding cash, cash equivalents and certain other assets). Our senior and mezzanine loans and preferred equity consisted of 98 investments with a weighted average cash coupon of 3.4% and a weighted average all-in unlevered yield of 7.3%. Our net leased and other real estate consisted of approximately 4.8 million total square feet of space and total 2025 NOI of that portfolio was approximately $46.0 million. Refer to "Non-GAAP Supplemental Financial Measures" below for further information on NOI.

As of December 31, 2025, our portfolio consisted of the following investments (dollars in thousands):

	Count[1]	Carrying value (Consolidated)	Carrying value (at BRSP share)[2]	Net carrying value (Consolidated)[3]	Net carrying value (at BRSP share)[4]
Our Portfolio					
Senior loans	87	$ 2,617,833	$ 2,617,833	$ 666,962	$ 666,962
Mezzanine loans	2	49,069	49,069	49,069	49,069
Preferred equity	9	11,413	11,413	11,413	11,413
Subtotal	98	2,678,315	2,678,315	727,444	727,444
Net leased real estate	7	316,398	316,398	31,257	31,257
Other real estate	7	390,638	386,196	158,540	150,573
Private equity interests	1	2,115	2,115	2,115	2,115
Total/Weighted average Our Portfolio	113	$ 3,387,466	$ 3,383,024	$ 919,356	$ 911,389

_____

(1) Count for net leased real estate and other real estate represents number of investments.
(2) Carrying value at our share represents the proportionate carrying value based on ownership by asset as of December 31, 2025.
(3) Net carrying value represents carrying value less any associated financing as of December 31, 2025.
(4) Net carrying value at our share represents the proportionate carrying value based on asset ownership less any associated financing based on ownership as of December 31, 2025.

Underwriting Process

We use an investment and underwriting process that has been developed by our senior management team leveraging their extensive commercial real estate expertise over many years and real estate cycles. The underwriting process focuses on some or all of the following factors designed to ensure each investment is evaluated appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of underlying real estate, including tenant rosters, lease terms, zoning, necessary licensing, operating costs and the asset's overall competitive position in its market; (iii) real estate market factors that may influence the economic performance of the investment, including leasing conditions and overall competition; (iv) the operating expertise and financial strength and reputation of a tenant, operator, partner or borrower; (v) the cash flow in place and projected to be in place over the term of the investment and potential return; (vi) the appropriateness of the business plan and estimated costs associated with tenant buildout, repositioning or capital improvements; (vii) an internal and third-party valuation of a property, investment basis relative to the competitive set and the ability to liquidate an investment through a sale or refinancing; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders' rights; and (xi) the tax and accounting impact.

Loan Risk Rankings

In connection with developing the CECL reserve for our loans and preferred equity held for investment, we determine the risk ranking of each loan and preferred equity investment as a key credit quality indicator. The risk rankings are based on a variety of factors, including, without limitation, underlying real estate performance and asset value, values of comparable properties, durability and quality of property cash flows, borrower/sponsor experience and financial wherewithal, and the existence of a risk-mitigating loan structure. Additional key considerations include loan-to-value ratios, debt service coverage ratios, loan structure, real estate and credit market dynamics, and risk of default or principal loss. Based on a five-point scale, our loans and preferred equity held for investment are rated "1" through "5," from less risk to greater risk, and the ratings are updated quarterly. At the time of origination or purchase, loans and preferred equity held for investment are ranked as a "3" and will move accordingly going forward based on the ratings which are defined as follows:

1. *Very Low Risk*

2. *Low Risk*

3. *Medium Risk*

4. *High Risk/Potential for Loss*—A loan that has a high risk of realizing a principal loss.

5. *Impaired/Loss Likely*—A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss.

At December 31, 2025, our weighted average risk ranking remained unchanged at 3.1 compared to at September 30, 2025. During the fourth quarter of 2025, we had the following risk ranking activity for risk ranked 4 and 5 assets:

- The following loans were downgraded to a risk ranking of 5;
    ◦ One multifamily that was resolved in the first quarter of 2026 when the property was acquired through a foreclosure and reclassified to real estate;
    ◦ One multifamily loan and one industrial loan that were both resolved in the first quarter of 2026 following repayment;
    ◦ Two multifamily loans that are expected to repay in the first half of 2026, as the underlying collateral is under an executed purchase and sale agreement for one loan and a letter of intent for one loan.
- No loans were downgraded to a risk ranking of 4.

Senior and Mezzanine Loans

The following tables provide a summary of our senior and mezzanine loans based on our internal risk rankings, collateral property type and geographic distribution as of December 31, 2025 (dollars in thousands):

Risk Ranking	Count	Senior loans	Mezzanine loans	Preferred Equity	Total	% of Total
		Carrying Value (at BRSP share)[1]				
3	89	$ 2,399,043	$ 49,069	$ 10,327	$ 2,458,439	91.8 %
4	4	65,123	—	1,086	66,209	2.5 %
5[2]	5	153,667	—	—	153,667	5.7 %
	98	$ 2,617,833	$ 49,069	$ 11,413	$ 2,678,315	100.0 %
Weighted average risk ranking						3.1

(1) Carrying value at our share represents the proportionate carrying value based on ownership by asset as of December 31, 2025.
(2) Subsequent to December 31, 2025, three risk ranked 5 loans totaling $86.8 million of carrying value at our share were resolved.

Collateral property type	Count	Senior loans	Mezzanine loans	Preferred Equity	Total	% of Total
		Carrying value (at BRSP share)[1]				
Multifamily	70	$ 1,760,134	$ 34,377	$ 10,024	$ 1,804,535	67.4 %
Office	21	617,499	14,692	1,389	633,580	23.7 %
Other (Mixed-use)[2]	6	218,200	—	—	218,200	8.1 %
Industrial	1	22,000	—	—	22,000	0.8 %
Total	98	$ 2,617,833	$ 49,069	$ 11,413	$ 2,678,315	100.0 %

(1) Carrying value at our share represents the proportionate carrying value based on ownership by asset as of December 31, 2025.
(2) Other includes commercial and residential development assets.

Region	Count	Senior loans	Mezzanine loans	Preferred Equity	Total	% of Total
		Carrying value (at BRSP share)[1]				
US West	34	$ 979,605	$ 34,377	$ 432	$ 1,014,414	37.9 %
US Southwest	42	949,115	—	10,981	960,096	35.8 %
US Northeast	9	326,223	14,692	—	340,915	12.7 %
US Southeast	11	289,135	—	—	289,135	10.8 %
US Midwest	2	73,755	—	—	73,755	2.8 %
Total	98	$ 2,617,833	$ 49,069	$ 11,413	$ 2,678,315	100.0 %

(1) Carrying value at our share represents the proportionate carrying value based on ownership by asset as of December 31, 2025.

The following table provides asset level detail for our senior and mezzanine loans as of December 31, 2025 (dollars in thousands):

	Loan Type	Origination Date	City, State	Carrying value[1]	Principal balance	Coupon type	Cash Coupon[2]	Unlevered all-in yield[3]	Extended maturity date	Loan-to-value[4]	Q4 Risk ranking[5]
				Multifamily							
Loan 1	Senior	12/12/2025	Los Angeles, CA	$ 70,092	$ 70,800	Floating	2.4%	6.4%	1/9/2031	76%	3
Loan 2	Senior	4/8/2025	Oxnard, CA	69,806	70,000	Floating	2.3%	6.9%	4/9/2029	68%	3
Loan 3	Senior	5/17/2022	Las Vegas, NV	56,213	54,866	Floating	2.0%	5.7%	6/9/2027	74%	3
Loan 4	Senior	12/10/2025	St. Louis, MO	52,470	53,000	Floating	2.5%	6.7%	1/9/2031	68%	3
Loan 5	Senior	5/26/2021	Las Vegas, NV	48,317	47,685	Floating	3.0%	8.4%	6/9/2026	89%	3
Loan 6[6]	Senior	7/19/2021	Dallas, TX	45,200	44,963	Floating	3.4%	7.3%	8/9/2026	74%	5
Loan 7	Senior	7/15/2021	Jersey City, NJ	41,887	41,779	Floating	3.1%	6.8%	8/9/2026	70%	3
Loan 8	Senior	3/31/2022	Louisville, KY	41,206	41,096	Floating	2.8%	6.5%	4/9/2027	70%	3
Loan 9	Senior	12/30/2025	Madison, AL	41,085	41,500	Floating	2.5%	6.5%	1/9/2031	75%	3
Loan 10	Senior	7/15/2021	Dallas, TX	40,338	40,338	Floating	3.2%	6.9%	8/9/2026	76%	3
Subtotal top 10 multifamily				$ 506,614	$ 506,027	19% of total loans					
Loan 11	Senior	11/6/2025	Mesa, AZ	$ 40,180	$ 40,623	Floating	2.6%	6.6%	11/9/2030	68%	3
Loan 12	Senior	3/31/2022	Long Beach, CA	39,976	39,976	Floating	3.4%	7.1%	4/9/2027	86%	3
Loan 13	Senior	7/12/2022	Irving, TX	38,418	38,379	Floating	3.6%	7.4%	8/9/2027	75%	3
Loan 14	Senior	12/21/2020	Austin, TX	37,000	37,000	Floating	3.2%	7.2%	1/9/2026	74%	3
Loan 15	Senior	1/12/2022	Los Angeles, CA	36,470	36,470	Floating	3.4%	7.0%	2/9/2027	76%	3
Loan 16	Senior	3/8/2022	Austin, TX	36,240	36,140	Floating	3.3%	6.9%	3/9/2027	75%	5
Loan 17	Mezzanine	2/8/2022	Las Vegas, NV	34,377	34,377	Fixed	7.0%	12.0%	2/8/2027	57%-82%	3
Loan 18	Senior	7/29/2021	Phoenix, AZ	33,326	33,326	Floating	3.4%	7.1%	8/9/2026	73%	3
Loan 19	Senior	2/20/2025	Las Vegas, NV	32,804	33,000	Floating	3.4%	7.6%	3/9/2030	59%	3
Loan 20	Senior	12/23/2025	Jackson, TN	32,670	33,000	Floating	3.0%	7.0%	1/9/2031	62%	3
Subtotal top 20 multifamily				$ 868,075	$ 868,318	32% of total loans					

	Loan Type	Origination Date	City, State	Carrying value[1]	Principal balance	Coupon type	Cash Coupon[2]	Unlevered all-in yield[3]	Extended maturity date	Loan-to-value[4]	Q4 Risk ranking[5]
Loan 21	Senior	10/14/2025	San Antonio, TX	$ 32,040	$ 32,340	Floating	2.6%	6.8%	11/9/2030	68%	3
Loan 22	Senior	4/29/2021	Las Vegas, NV	30,978	30,978	Floating	3.2%	6.9%	5/9/2026	76%	3
Loan 23	Senior	2/17/2022	Long Beach, CA	30,922	30,922	Floating	3.4%	7.0%	3/9/2027	71%	3
Loan 24	Senior	1/18/2022	Dallas, TX	30,640	30,481	Floating	3.5%	7.4%	2/9/2027	75%	5
Loan 25	Senior	4/15/2022	Mesa, AZ	30,160	30,160	Floating	3.4%	7.0%	5/9/2027	75%	3
Loan 26	Senior	2/13/2025	Las Vegas, NV	29,596	29,773	Floating	2.7%	6.8%	3/9/2030	70%	3
Loan 27	Senior	8/31/2021	Glendale, AZ	28,889	28,802	Floating	3.3%	7.0%	3/9/2027	79%	3
Loan 28	Senior	9/18/2025	Nashville, TN	28,659	28,939	Floating	2.6%	6.6%	10/9/2030	68%	3
Loan 29	Senior	9/26/2025	Nashville, TN	27,747	28,000	Floating	2.7%	6.9%	10/9/2030	65%	3
Loan 30	Senior	5/27/2021	Houston, TX	27,600	27,600	Floating	3.1%	6.8%	6/9/2026	77%	3
Loan 31	Senior	12/21/2021	Phoenix, AZ	25,596	25,596	Floating	3.6%	7.3%	1/9/2027	75%	3
Loan 32	Senior	7/12/2022	Irving, TX	25,459	25,433	Floating	3.6%	7.4%	8/9/2027	72%	3
Loan 33	Senior	3/8/2022	Glendale, AZ	25,046	25,046	Floating	3.5%	7.1%	3/9/2027	73%	3
Loan 34	Senior	2/25/2025	Denver, CO	24,851	24,851	Floating	3.3%	7.4%	3/9/2028	68%	3
Loan 35	Senior	11/4/2025	Santa Rosa, CA	24,122	24,404	Floating	2.8%	6.8%	12/9/2030	74%	3
Loan 36	Senior	3/31/2022	Phoenix, AZ	24,001	24,001	Floating	3.7%	7.3%	4/9/2027	74%	3
Loan 37	Senior	11/4/2021	Austin, TX	23,590	23,529	Floating	3.4%	7.1%	11/9/2026	78%	4
Loan 38	Senior	12/10/2024	Seattle, WA	22,851	22,976	Floating	2.8%	6.9%	1/9/2030	65%	3
Loan 39	Senior	1/10/2025	Lebanon, TN	22,480	22,500	Floating	3.4%	8.0%	2/9/2030	71%	3
Loan 40	Senior	6/22/2021	Phoenix, AZ	22,292	22,292	Floating	3.3%	7.0%	7/9/2026	71%	3
Loan 41	Senior	7/1/2021	Aurora, CO	21,342	21,305	Floating	3.2%	7.0%	7/9/2026	89%	3
Loan 42	Senior	12/19/2025	Minneapolis, MN	21,285	21,500	Floating	2.5%	6.7%	1/9/2031	65%	3
Loan 43	Senior	8/14/2025	Dallas, TX	20,806	21,017	Floating	3.0%	7.1%	9/9/2030	59%	3
Loan 44	Senior	1/12/2022	Austin, TX	20,276	20,276	Floating	3.4%	7.0%	2/9/2027	76%	3
Loan 45	Senior	12/21/2021	Gresham, OR	20,235	20,235	Floating	2.8%	6.4%	7/9/2028	76%	3
Loan 46	Senior	8/6/2021	La Mesa, CA	19,787	19,787	Floating	2.8%	6.4%	8/9/2028	72%	3

	Loan Type	Origination Date	City, State	Carrying value[1]	Principal balance	Coupon type	Cash Coupon[2]	Unlevered all-in yield[3]	Extended maturity date	Loan-to-value[4]	Q4 Risk ranking[5]
Loan 47	Senior	10/18/2024	Garland, TX	19,738	19,920	Floating	3.7%	7.7%	11/9/2029	70%	3
Loan 48	Senior	9/1/2021	Bellevue, WA	19,308	19,308	Floating	3.4%	7.1%	9/9/2026	75%	3
Loan 49	Senior	7/14/2021	Salt Lake City, UT	18,830	18,783	Floating	2.8%	6.4%	8/9/2028	67%	3
Loan 50	Senior	4/29/2022	Tacoma, WA	18,528	18,528	Floating	3.0%	6.6%	5/9/2027	64%	3
Loan 51	Senior	5/5/2022	Charlotte, NC	18,000	18,000	Floating	3.5%	7.2%	5/9/2027	68%	3
Loan 52	Senior	6/25/2021	Phoenix, AZ	17,650	17,650	Floating	3.2%	6.9%	7/9/2026	77%	3
Loan 53	Senior	11/20/2025	Los Angeles, CA	17,641	17,815	Floating	2.5%	6.7%	12/9/2030	59%	3
Loan 54	Senior	10/23/2025	Huntsville, AL	17,515	17,700	Floating	2.8%	7.0%	11/9/2030	55%	3
Loan 55	Senior	9/16/2025	Glendale, AZ	16,934	17,098	Floating	2.6%	6.6%	10/9/2030	71%	3
Loan 56	Senior	5/5/2025	Dallas, TX	13,644	13,750	Floating	2.9%	7.1%	5/9/2030	65%	3
Loan 57	Senior	8/19/2025	Phoenix, AZ	13,562	13,688	Floating	2.7%	6.7%	9/9/2030	75%	3
Loan 58	Senior	7/3/2025	Northridge, CA	13,145	13,250	Floating	3.3%	7.4%	7/3/2030	74%	3
Loan 59	Senior	9/18/2025	Mobile, AL	13,101	13,250	Floating	2.8%	6.8%	10/9/2030	73%	3
Loan 60	Senior	11/20/2025	Hoboken, NJ	12,378	12,500	Floating	2.4%	6.6%	12/9/2030	61%	3
Loan 61	Senior	11/22/2024	Garland, TX	12,292	12,399	Floating	3.5%	7.5%	12/9/2029	63%	3
Loan 62	Senior	3/8/2022	Glendale, AZ	11,664	11,664	Floating	3.5%	7.1%	3/9/2027	73%	3
Loan 63	Senior	12/19/2025	Mesa, AZ	11,257	11,387	Floating	2.8%	6.8%	1/9/2031	70%	3
Loan 64[7]	Preferred	5/9/2025	Mesa, AZ	1,892	1,904	Fixed	n/a[7]	15.0%	5/9/2027	n/a	3
Loan 65[7]	Preferred	5/9/2025	Phoenix, AZ	1,722	1,730	Fixed	n/a[7]	15.0%	4/9/2027	n/a	3
Loan 66[7]	Preferred	5/9/2025	Phoenix, AZ	1,649	1,657	Fixed	n/a[7]	15.0%	1/9/2027	n/a	3
Loan 67[7]	Preferred	5/9/2025	Phoenix, AZ	1,643	1,652	Fixed	n/a[7]	15.0%	8/9/2026	n/a	3
Loan 68[7]	Preferred	5/9/2025	Glendale, AZ	1,522	1,532	Fixed	n/a[7]	15.0%	3/9/2027	n/a	3
Loan 69[7]	Preferred	5/9/2025	Phoenix, AZ	1,466	1,473	Fixed	n/a[7]	15.0%	7/9/2026	n/a	3
Loan 70	Preferred	12/23/2025	Austin, TX	129	129	Fixed	n/a	15.0%	11/9/2026	n/a	4
Total/Weighted average multifamily loans				$1,804,535	$1,807,828	67% of total loans	3.0%	7.1%	2.5 years		3.1

	Loan Type	Origination Date	City, State	Carrying value[1]	Principal balance	Coupon type	Cash Coupon[2]	Unlevered all-in yield[3]	Extended maturity date	Loan-to-value[4]	Q4 Risk ranking[5]
Office											
Loan 71	Senior	1/19/2021	Phoenix, AZ	$ 74,380	$ 74,038	Floating	3.7%	7.9%	2/9/2026	71%	3
Loan 72	Senior	8/28/2018	San Jose, CA	73,571	73,571	Floating	4.9%	8.5%	2/28/2027	81%	3
Loan 73	Senior	2/13/2019	Baltimore, MD	58,606	58,606	Floating	3.6%	7.3%	2/9/2027	74%	3
Loan 74	Senior	11/17/2021	Dallas, TX	41,532	41,533	Floating	4.0%	7.7%	12/9/2026	61%	4
Loan 75	Senior	5/23/2022	Plano, TX	38,633	38,524	Floating	4.3%	7.9%	6/9/2027	60%	3
Loan 76	Senior	4/27/2022	Plano, TX	38,542	38,438	Floating	4.1%	7.8%	5/9/2027	68%	3
Loan 77	Senior	4/7/2022	San Jose, CA	32,406	32,406	Floating	4.2%	7.8%	4/9/2027	67%	3
Loan 78	Senior	4/30/2021	San Diego, CA	32,252	32,252	Floating	3.6%	7.3%	5/9/2026	73%	3
Loan 79	Senior	10/21/2021	Blue Bell, PA	29,625	29,625	Floating	3.8%	7.5%	4/9/2026	78%	3
Loan 80	Senior	3/31/2022	Blue Bell, PA	29,406	29,406	Floating	4.2%	7.8%	4/9/2026	81%	3
Subtotal top 10 office loans				$ 448,953	$ 448,399	17% of total loans					
Loan 81	Senior	2/26/2019	Charlotte, NC	27,084	27,084	Floating	4.3%	7.9%	7/9/2026	70%	3
Loan 82	Senior	12/7/2018	Carlsbad, CA	26,758	26,380	Floating	3.9%	7.6%	12/9/2026	73%	3
Loan 83	Senior	7/30/2021	Denver, CO	23,300	23,300	Floating	5.0%	8.7%	8/9/2026	71%	3
Loan 84	Senior	8/27/2019	San Francisco, CA	22,716	22,716	Floating	2.9%	6.6%	9/9/2026	89%	3
Loan 85[8]	Senior	9/28/2021	Reston, VA	19,587	18,615	Floating	2.1%	5.8%	10/9/2026	71%	5
Loan 86	Senior	10/13/2021	Burbank, CA	18,216	18,216	Floating	4.0%	7.7%	11/9/2026	51%	3
Loan 87	Senior	10/29/2020	Denver, CO	17,523	17,523	Floating	3.7%	7.4%	11/9/2026	94%	3
Loan 88[9]	Mezzanine	2/13/2023	Baltimore, MD	14,692	14,692	n/a[9]	n/a[9]	n/a[9]	2/9/2027	74%-75%	3
Loan 89	Senior	11/10/2021	Richardson, TX	13,362	13,320	Floating	4.1%	7.8%	12/9/2026	68%	3
Loan 90[10]	Preferred	12/12/2025	Dallas, TX	957	957	Fixed	n/a[10]	15.0%	12/9/2026	n/a	4
Subtotal top 20 office loans				$ 633,148	$ 631,202	24% of total loans					
Loan 91[11]	Preferred	9/9/2025	San Francisco, CA	432	432	Fixed	n/a[11]	20.0%	9/9/2026	n/a	3
Total/Weighted average office loans				$ 633,580	$ 631,634	24% of total loans	3.9%	7.6%	0.8 years		3.1

	Loan Type	Origination Date	City, State	Carrying value[1]	Principal balance	Coupon type	Cash Coupon[2]	Unlevered all-in yield[3]	Extended maturity date	Loan-to-value[4]	Q4 Risk ranking[5]
Other (Mixed-use)											
Loan 92	Senior	10/24/2019	Brooklyn, NY	$ 79,308	$ 79,308	Floating	4.2%	7.8%	11/9/2026	74%	3
Loan 93	Senior	1/13/2022	New York, NY	46,090	46,090	Floating	3.5%	7.2%	2/9/2027	76%	3
Loan 94	Senior	5/3/2022	Brooklyn, NY	28,923	28,923	Floating	4.4%	8.0%	5/9/2027	68%	3
Loan 95	Senior	4/3/2024	South Pasadena, CA	24,139	24,138	Fixed	20.0%	20.0%	6/9/2026	28%	3
Loan 96	Senior	10/8/2025	Venice, CA	23,852	24,100	Floating	4.8%	8.9%	10/9/2030	67%	3
Loan 97	Senior	8/31/2021	Los Angeles, CA	15,888	15,888	Floating	4.6%	8.3%	9/9/2026	58%	3
Total/Weighted average other (mixed-use) loans				$ 218,200	$ 218,447		5.9%	9.2%	1.3 years		3.0
Industrial											
Loan 98[12]	Senior	7/13/2022	Ontario, CA	$ 22,000	$ 22,000	n/a[12]	n/a[12]	n/a[12]	1/30/2026	66%	5
Total/Weighted average industrial loans				$ 22,000	$ 22,000		n/a	n/a	0.1 years		5.0
Total/Weighted average senior and mezzanine loans - Our Portfolio				$2,678,315	$2,679,909		3.4%	7.3%	2.0 years		3.1

_____

(1) Represents carrying values at our share as of December 31, 2025 and excludes general CECL reserves.

(2) Represents the stated coupon rate for loans; for floating rate loans, does not include Secured Overnight Financing Rate ("SOFR"), which was 3.69% as of December 31, 2025.

(3) In addition to the stated cash coupon rate, unlevered all-in yield includes non-cash payment-in-kind interest income and the accrual of origination and exit fees. Unlevered all-in yield for the loan portfolio assumes the applicable floating benchmark rate as of December 31, 2025 for weighted average calculations.

(4) Except for construction loans, senior loans reflect the initial loan amount divided by the as-is value as of the date the loan was originated, or the principal amount divided by the appraised value for the in place collateral as of the date of the most recent as-is appraisal. Mezzanine loans include attachment loan-to-value and detachment loan-to-value, respectively. Attachment loan-to-value reflects initial funding of loans senior to our position divided by the as-is value as of the date the loan was originated, or the principal amount divided by the appraised value for the in place collateral as of the date of the most recent appraisal. Detachment loan-to-value reflects the cumulative initial funding of our loan and the loans senior to our position divided by the as-is value as of the date the loan was originated, or the cumulative principal amount divided by the appraised value for the in place collateral as of the date of the most recent appraisal.

(5) On a quarterly basis, our senior and mezzanine loans are rated "1" through "5," from less risk to greater risk. Represents risk ranking as of December 31, 2025.

(6) Subsequent to December 31, 2025, Loan 6 was resolved when the property was acquired through a foreclosure and reclassified to real estate.

(7) Loans 64-69 have payment-in-kind provisions and accrue interest at 14%.

(8) Subsequent to December 31, 2025, Loan 85 was resolved following repayment.

(9) Loan 88 was placed on nonaccrual status in April 2024; as such, no income is being recognized.

(10) Loan 90 has a payment-in-kind provision and accrues interest at 15%.

(11) Loan 91 has a payment-in-kind provision and accrues interest at 20%.

(12) Loan 98 was placed on nonaccrual status in September 2025; as such, no income is being recognized. Subsequent to December 31, 2025, Loan 98 was resolved following repayment.

At December 31, 2025, our general CECL reserve for our outstanding loans and future loan funding commitments is $88.1 million, which is 3.15% of the aggregate commitment amount of our loan portfolio. This represents a decrease of $39.4 million from $127.5 million or 5.17% of the aggregate commitment amount of our loan portfolio at September 30, 2025. The decrease in our general CECL reserves was driven by the charge-off of reserves related to five senior loans. As a result, we have no specific CECL reserves at December 31, 2025.

Net Leased and Other Real Estate

Our net leased real estate investment strategy focuses on direct ownership in commercial real estate with an emphasis on properties with stable cash flow, which may be structurally senior to a third-party partner's equity. As part of our net leased real estate strategy, we explore a variety of real estate investments including multi-tenant office, multifamily and industrial. Additionally, we have one other real estate investment through a joint venture with one partner. We also own four properties included in other real estate that were acquired through deeds-in-lieu of foreclosure and foreclosure and consolidated two properties after being deemed the primary beneficiary of the variable interest entity holding it.

As of December 31, 2025, $702.6 million or 20.8% of our assets were invested in net leased and other real estate properties and these properties were 79.3% occupied. The following table presents our net leased and other real estate investments as of December 31, 2025 (dollars in thousands):

	Count[1]	Carrying Value[2]	NOI for the year ended December 31, 2025[3][4]
Net leased real estate	7	$ 316,398	$ 31,139
Other real estate	7	386,196	14,884
Total/Weighted average net leased and other real estate	14	$ 702,594	$ 46,023

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(1) Count represents the number of investments.
(2) Represents carrying values at our share as of December 31, 2025; includes real estate tangible assets, deferred leasing costs and other intangible assets less intangible liabilities.
(3) Refer to "Non-GAAP Supplemental Financial Measures" for further information on NOI.
(4) NOI excludes $15.3 million related to four properties that were sold and two properties that were deconsolidated during the year ended December 31, 2025.

The following table provides asset-level detail of our net leased and other real estate as of December 31, 2025:

	Collateral type	City, State	Number of properties	Rentable square feet ("RSF") / units/keys[1]	Weighted average % leased[2]	Weighted average lease term (yrs)[3]	Undepreciated net book value[4]	Principal amount of debt[5]	Final debt maturity date
Net leased real estate									
Net lease 1	Industrial	Various - U.S.	2	2,787,343 RSF	100%	12.6	$ 92,156	$ 200,000	Sep-33
Net lease 2	Office	Aurora, CO	1	183,529 RSF	100%	1.9	26,661	27,958	Aug-26
Net lease 3	Office	Indianapolis, IN	1	338,000 RSF	100%	5.0	18,656	20,730	Oct-27
Net lease 4[6][7]	Retail	Various - U.S.	7	319,600 RSF	100%	2.1	—	27,022	Nov-26 & Mar-28
Net lease 5[6]	Retail	Keene, NH	1	45,471 RSF	100%	3.1	—	6,445	Nov-26
Net lease 6	Retail	South Portland, ME	1	52,900 RSF	100%	6.1	4,730	—	—
Net lease 7[6]	Retail	Fort Wayne, IN	1	50,000 RSF	100%	4.7	—	2,987	Nov-26
Total/Weighted average net leased real estate			14	3,776,843 RSF	100%	10.0	$ 142,203	$ 285,142	
Other real estate									
Other real estate 1[8]	Hotel	San Jose, CA	1	541 Units	53%	n/a	$ 142,007	$ —	—
Other real estate 2[6][9]	Office	Creve Coeur, MO	7	847,604 RSF	80%	3.6	—	92,228	Dec-28
Other real estate 3[8]	Multifamily /Pre-dev[10]	Santa Clara, CA	1	n/a	n/a	n/a	5,682	34,078	Jul-28
Other real estate 4	Multifamily	Arlington, TX	1	436 Units	62%	n/a	39,383	—	—
Other real estate 5[8]	Multifamily	Fort Worth, TX	1	354 Units	85%	n/a	36,252	—	—
Other real estate 6	Multifamily	Mesa, AZ	1	285 Units	85%	n/a	31,792	—	—
Other real estate 7[6][8]	Office	Long Island City, NY	1	128,195 RSF	2%	4.2	25,961	—	—
Total/Weighted average other real estate			13	n/a	62%	3.7	$ 281,077	$ 126,306	
Total net leased and other real estate			27						

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(1) Rentable square feet based on carrying value at our share as of December 31, 2025.
(2) Represents the percent leased as of December 31, 2025. Weighted average calculation based on carrying value at our share as of December 31, 2025.
(3) Based on in-place leases (defined as occupied and paying leases) as of December 31, 2025, and assumes that no renewal options are exercised. Weighted average calculation based on carrying value at our share as of December 31, 2025.

(4) Represents undepreciated book value at our share net of associated principal amounts of debt at our share as of December 31, 2025. Undepreciated book value per share is a non-GAAP financial measure. Refer to "Undepreciated Book Value Per Share" in "Non-GAAP Supplemental Measures" for further information.

(5) Represents principal amount of debt at our share as of December 31, 2025.

(6) Represents a property where we recorded impairment during the year ended December 31, 2025 or year ended December 31, 2024. For Net lease 4, three individual properties were impaired.

(7) Net lease 4 consists of two separate mortgage notes.

(8) Property was acquired through foreclosure or deed-in-lieu of foreclosure.

(9) The current maturity date is December 2027, with a one-year extension available, subject to satisfaction of certain customary conditions set forth in the governing documents.

(10) Represents a multifamily construction/development project.

Results of Operations

The following table summarizes our portfolio results of operations for the years ended December 31, 2025 and 2024 (dollars in thousands):

| | Year Ended December 31, | | 2025 vs 2024 |
	2025	2024	Change
Net interest income			
Interest income	$ 194,888	$ 244,773	$ (49,885)
Interest expense	(127,275)	(153,910)	26,635
Net interest income	67,613	90,863	(23,250)
Property and other income			
Property operating income	127,649	102,443	25,206
Other income	8,050	11,589	(3,539)
Total property and other income	135,699	114,032	21,667
Expenses			
Property operating expense	65,915	33,887	32,028
Transaction, investment and servicing expense	2,697	1,641	1,056
Interest expense on real estate	23,707	27,026	(3,319)
Depreciation and amortization	36,336	40,506	(4,170)
Increase of current expected credit loss reserve	24,001	135,798	(111,797)
Impairment of operating real estate	61,620	54,211	7,409
Compensation and benefits	34,986	34,644	342
Operating expense	12,067	11,867	200
Total expenses	261,329	339,580	(78,251)
Other income			
Other gain (loss), net	(2,252)	228	(2,480)
Loss before equity in earnings of unconsolidated ventures and income taxes	(60,269)	(134,457)	74,188
Equity in earnings of unconsolidated ventures	—		—
Income tax benefit (expense)	21,501	(1,060)	22,561
Net loss	$ (38,768)	$ (135,517)	$ 96,749

Comparison of Year Ended December 31, 2025 and Year Ended December 31, 2024

Net Interest Income

Interest income

Interest income decreased by $49.9 million to $194.9 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily due to $34.4 million related to loan repayments, $16.3 million related to loans that were consolidated as real estate after acquiring legal title, $16.9 million due to a decrease in interest rates and $5.5 million related to two properties that were consolidated as real estate as the Company was deemed the primary beneficiary. The income associated with these two properties is now classified as property operating income. This was partially offset by $25.1 million related to loan originations.

Interest expense

Interest expense decreased by $26.6 million to $127.3 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily due to $20.2 million due to paydowns on financings, $6.2 million from the net impact of the BRSP 2024-FL2 issuance and the unwinding of the CLNC 2019-FL1 securitization trust following the redemption of all outstanding securities thereunder and $14.4 million from proceeds from loan repayments that were used to amortize the securitization bonds in accordance with the securitization priority of repayments on BRSP 2021-FL1. This was partially offset by $12.9 million relating to draws on our master repurchase facilities.

Property and other income

Property operating income

Property operating income increased by $25.2 million to $127.6 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by $46.2 million from 2024 and 2025 property acquisitions, partially offset by $16.3 million related to two deconsolidated subsidiaries and $3.5 million related to properties sold during 2024 and 2025.

Other income

Other income decreased by $3.5 million to $8.0 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily driven by lower money market income of $4.6 million partially offset by a tax refund of $0.7 million.

Expenses

Property operating expense

Property operating expense increased by $32.0 million to $65.9 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by $39.1 million from 2024 and 2025 property acquisitions, partially offset by $3.8 million related to properties sold during 2024 and 2025 and $2.9 million related to two deconsolidated subsidiaries.

Transaction, investment and servicing expense

Transaction, investment and servicing expense increased by $1.1 million to $2.7 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily due to higher deal-level expenses incurred during the year ended December 31, 2025.

Interest expense on real estate

Interest expense on real estate decreased by $3.3 million to $23.7 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This decrease was primarily driven by $4.5 million related to two deconsolidated subsidiaries, partially offset by $0.9 million related to 2024 and 2025 property acquisitions.

Depreciation and amortization

Depreciation and amortization expense decreased by $4.2 million to $36.3 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily driven by $6.0 million related to two deconsolidated subsidiaries and $3.1 million related to properties sold during 2025, partially offset by $6.7 million from 2024 and 2025 property acquisitions.

Increase of current expected credit loss reserve

During the year ended December 31, 2025, we recorded a net increase in CECL reserves of $24.0 million. The increase was primarily driven by a net increase in specific CECL reserves of $101.0 million partially offset by a net decrease in general reserves of $77.0 million. The increase in specific CECL reserves was attributable to five multifamily loans, three office loans, one hotel loan and one industrial loan, all of which were charged off during the year ended December 31, 2025.

During the year ended December 31, 2024, we recorded a net increase in CECL reserves of $135.8 million, which is comprised of $97.8 million of general reserves and $38.0 million of specific reserves. The increase in our general CECL reserve was primarily driven by the macroeconomic conditions, as well as specific inputs utilized in our general CECL model, such as net operating income, occupancy and collateral value. The increase in specific CECL reserves was attributable to three multifamily loans, two office loans and a development mezzanine loan, all of which were charged off during the year ended December 31, 2024.

Impairment of operating real estate

During the year ended December 31, 2025, we recorded total impairment of $61.6 million. This included $53.6 million of impairment related to the deconsolidation of our Norwegian net lease office campus and our Pennsylvania office property. We recorded impairment of $6.3 million related to the sale of one office property during the fourth quarter of 2025 and we also recorded an impairment charge of $1.6 million related to one office property following the execution of a purchase and sale agreement in January 2026. The impairment charge was based on the expected proceeds to be received from the sale.

During the year ended December 31, 2024, we recorded impairment of $54.2 million on four office properties following a reduction in the current expected holding period in connection with the review and preparation of our quarterly financials.

Compensation and benefits

Compensation and benefits increased by $0.3 million to $35.0 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was driven by $1.2 million of increased stock compensation expense following a one-time vesting event in March 2025, offset by lower compensation costs of $1.1 million.

Operating expense

Operating expense increased by $0.2 million to $12.1 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. primarily due to higher third-party costs incurred during the year ended December 31, 2025.

Other income (loss)

Other gain (loss), net

We recorded other loss, net of $2.3 million for the year ended December 31, 2025, as compared to other gain, net of $0.2 million for the year ended December 31, 2024. The loss is related to reclassification of $22.0 million of foreign currency translation loss offset by $18.6 million of designated hedge gains from accumulated other comprehensive income following the resolution of our Norwegian net lease office campus in the second quarter of 2025.

Income tax benefit (expense)

Income tax expense decreased by $22.6 million to a benefit of $21.5 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase is related to a $22.3 million deferred tax liability write-off when an investment subsidiary reached a maturity default on its bond financing collateralized by our Norwegian net lease office campus. Following the maturity default, the lenders exercised remedies and took control by equity pledge of the underlying investment subsidiary.

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

The comparison of our results of operations for the years ended December 31, 2024 and 2023 can be found in our annual report on Form 10-K for the year ended December 31, 2024 located within "Results of Operations" in Part II, Item 7. Management's Discussion and Analysis of Financial Condition, which is incorporated by reference herein.

Non-GAAP Supplemental Financial Measures

Distributable Earnings

We present Distributable Earnings, which is a non-GAAP supplemental financial measure of our performance. We believe that Distributable Earnings provides meaningful information to consider in addition to our net income and cash flow from operating activities determined in accordance with GAAP, and this metric is a useful indicator for investors in evaluating and comparing our operating performance to our peers and our ability to pay dividends. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2018. As a REIT, we are required to distribute substantially all of our taxable income and we believe that dividends are one of the principal reasons investors invest in credit or commercial mortgage REITs such as our company. Over time, Distributable Earnings has been a useful indicator of our dividends per share and we consider that measure in determining the dividend, if any, to be paid. This supplemental financial measure also helps us to evaluate our performance excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current portfolio and operations.

We define Distributable Earnings as GAAP net income (loss) attributable to our common stockholders (or, without duplication, the owners of the common equity of our direct subsidiaries, such as our OP) and excluding (i) non-cash equity compensation expense, (ii) the expenses incurred in connection with our formation or other strategic transactions, (iii) acquisition costs from successful acquisitions, (iv) gains or losses from sales of real estate property and impairment write-downs of depreciable real estate, including unconsolidated joint ventures and preferred equity investments, (v) general CECL reserves, (vi) depreciation and amortization, (vii) any unrealized gains or losses or other similar non-cash items that are included in net income for the current quarter, regardless of whether such items are included in other comprehensive income or loss, or in net income, (viii) one-time events pursuant to changes in GAAP and (ix) certain material non-cash income or expense items that in the judgment of management should not be included in Distributable Earnings. For clauses (viii) and (ix), such exclusions shall only be applied after approval by a majority of our independent directors. Distributable Earnings include specific CECL reserves.

Additionally, we define Adjusted Distributable Earnings as Distributable Earnings excluding (i) realized gains and losses on asset sales, (ii) fair value adjustments, which represent mark-to-market adjustments to investments in unconsolidated ventures based on an exit price, defined as the estimated price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants, (iii) unrealized gains or losses, (iv) specific CECL reserves and (v) one-time gains or losses that in the judgement of management should not be included in Adjusted Distributable Earnings. We believe Adjusted Distributable Earnings is a useful indicator for investors to further evaluate and compare our operating performance to our peers and our ability to pay dividends, net of the impact of any gains or losses on assets sales or fair value adjustments, as described above.

Distributable Earnings and Adjusted Distributable Earnings do not represent net income or cash generated from operating activities and should not be considered as an alternative to GAAP net income or an indication of our cash flows from operating activities determined in accordance with GAAP, a measure of our liquidity, or an indication of funds available to fund our cash needs. In addition, our methodology for calculating Distributable Earnings and Adjusted Distributable Earnings may differ from methodologies employed by other companies to calculate the same or similar non-GAAP supplemental financial measures, and accordingly, our reported Distributable Earnings and Adjusted Distributable Earnings may not be comparable to the Distributable Earnings and Adjusted Distributable Earnings reported by other companies.

The following tables present a reconciliation of net income (loss) attributable to our common stockholders to Distributable Earnings and Adjusted Distributable Earnings attributable to our common stockholders (dollars and share amounts in thousands, except per share data) for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
	2025	2024	2023
Net loss attributable to BrightSpire Capital, Inc. common stockholders	$ (31,148)	$ (131,979)	$ (15,549)
Net loss per common share - basic and diluted	$ (0.26)	$ (1.05)	$ (0.12)
Adjustments:			
Non-cash equity compensation expense	12,836	11,649	14,056
Depreciation and amortization	37,157	41,082	32,050
Net unrealized loss (gain):			
Impairment of operating real estate, net of associated income tax benefit	39,313	54,211	7,590
Other unrealized loss on investments	3,365	125	1,747
General CECL reserves	(77,008)	97,767	26,983
Gain on sales of real estate, preferred equity and investments in unconsolidated joint ventures	(1,112)	(144)	—
Adjustments related to noncontrolling interests	(862)	(1,552)	(805)
Distributable Earnings (Loss) attributable to BrightSpire Capital, Inc. common stockholders	$ (17,459)	$ 71,159	$ 66,072
Distributable Earnings (Loss) per share[1]	$ (0.13)	$ 0.55	$ 0.51
Adjustments:			
Specific CECL reserves	$ 101,009	$ 38,031	$ 81,166
Fair value adjustments	—	—	(9,055)
Adjusted Distributable Earnings attributable to BrightSpire Capital, Inc. common stockholders	$ 83,550	$ 109,190	$ 138,183
Adjusted Distributable Earnings per share[1]	$ 0.64	$ 0.84	$ 1.06
Weighted average number of shares of Class A common stock[1]	129,756	130,150	129,794

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(1) We calculate Distributable Earnings (Loss) per share, and Adjusted Distributable Earnings per share, non-GAAP financial measures, based on a weighted-average number of common shares.

Undepreciated Book Value Per Share

We believe that presenting Undepreciated Book Value per share is a more useful and consistent measure of the value of our current portfolio and operations for our investors as it enhances the comparability to our peers who do not hold similar real estate investments. Undepreciated Book Value per share excludes our share of accumulated depreciation and amortization on real estate investments (including related intangible assets and liabilities) and as of the quarter ended June 30, 2024, includes non-GAAP impairment of real estate and any related foreign currency translation. Non-GAAP impairment of real estate is a non-GAAP measure that reflects our share of a property's carrying value on certain net leased and other real estate office properties whose non-recourse mortgages have matured or who have been placed in a cash flow sweep by their lender. Our ability to refinance at their maturity dates is burdened by the current interest rate environment, lenders' aversion to finance or refinance office properties and/or associated improvements or paydowns potentially demanded at such properties. Loan maturity defaults can and have led to foreclosures. Cash flow sweeps restrict our ability to utilize earnings generated by a property. As such, we believe it is prudent to recognize impairments and exclude our share of the carrying value related to these properties.

The following table calculates our GAAP book value per share and Undepreciated Book Value per share ($ in thousands, except per share data):

	December 31, 2025	December 31, 2024
Stockholders' equity excluding noncontrolling interests in investment entities	$ 938,432	$ 1,048,218
Accumulated depreciation and amortization	180,937	232,177
Non-GAAP impairment of real estate	(33,617)	(134,578)
Foreign currency translation	—	6,624
Undepreciated Book Value	$ 1,085,752	$ 1,152,441
GAAP book value per share	$ 7.30	$ 8.08
Accumulated depreciation and amortization per share	1.41	1.79
Non-GAAP impairment of real estate	(0.26)	(1.04)
Foreign currency translation	—	0.05
Undepreciated Book Value per share[1]	$ 8.44	$ 8.89
Total outstanding shares - Class A common stock	128,627	129,685

_____
(1)   Per share data may differ due to rounding.

	December 31, 2025	December 31, 2024
Impairment attributable to BrightSpire Capital, Inc.	$ 61,620	$ 54,211
Adjustments:		
Current year non-GAAP impairment of operating real estate	(100,961)	134,578
Non-GAAP impairment as of prior fiscal year-end	134,578	—
Impairment attributable to BrightSpire Capital, Inc.	(61,620)	(54,211)
Non-GAAP impairment of real estate	$ 33,617	$ 134,578

NOI

We believe NOI to be a useful measure of operating performance of our net leased and other real estate portfolios as they are more closely linked to the direct results of operations at the property level. NOI excludes historical cost depreciation and amortization, which are based on different useful life estimates depending on the age of the properties, as well as adjustments for the effects of real estate impairment and gains or losses on sales of depreciated properties, which eliminate differences arising from investment and disposition decisions. Additionally, by excluding corporate level expenses or benefits such as interest expense, any gain or loss on early extinguishment of debt and income taxes, which are incurred by the parent entity and are not directly linked to the operating performance of the Company's properties, NOI provides a measure of operating performance independent of the Company's capital structure and indebtedness. However, the exclusion of these items as well as others, such as capital expenditures and leasing costs, which are necessary to maintain the operating performance of the Company's properties, and transaction costs and administrative costs, may limit the usefulness of NOI. NOI may fail to capture significant trends in these components of GAAP net income (loss) which further limits its usefulness.

NOI should not be considered as an alternative to net income (loss), determined in accordance with GAAP, as an indicator of operating performance. In addition, our methodology for calculating NOI involves subjective judgment and discretion and may differ from the methodologies used by other companies, when calculating the same or similar supplemental financial measures and may not be comparable with other companies.

The following tables present a reconciliation of net income (loss) on our net leased and other real estate portfolios attributable to our common stockholders to NOI attributable to our common stockholders (dollars in thousands) for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss attributable to BrightSpire Capital, Inc. common stockholders	$ (31,148)	$ (131,979)	$ (15,549)
Adjustments:			
Net (income) loss attributable to non-net leased and other real estate portfolios[1]	(779)	79,127	14,426
Net loss attributable to noncontrolling interests in investment entities	(7,620)	(3,538)	(70)
Amortization of above-and below-market lease intangibles	324	287	(126)
Net interest expense	116	(69)	(71)
Interest expense on real estate	23,707	29,117	26,024
Other income	(934)	(380)	(437)
Transaction, investment and servicing expense	70	32	317
Depreciation and amortization	36,206	40,381	33,321
Impairment of operating real estate	61,620	54,211	7,590
Operating expense	40	64	95
Other loss on investments, net	2,245	682	1,660
Income tax (benefit) expense	(21,761)	961	527
NOI attributable to noncontrolling interest in investment entities	(791)	(1,216)	(1,204)
Total NOI attributable to BrightSpire Capital, Inc. common stockholders	$ 61,295	$ 67,680	$ 66,503

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(1) Net (income) loss attributable to non-net leased and other real estate portfolios includes net (income) loss on our senior and mezzanine loans and preferred equity and corporate and other business segments.

Liquidity and Capital Resources

Overview

Our material cash commitments include commitments to repay borrowings, finance our assets and operations, meet future funding obligations, make distributions to our stockholders and fund other general business needs. We use significant cash to make investments, meet commitments to existing investments, repay the principal of and interest on our borrowings and pay other financing costs, make distributions to our stockholders and fund our operations.

Our primary sources of liquidity include cash on hand, cash generated from our operating activities and cash generated from asset sales and investment maturities. However, subject to maintaining our qualification as a REIT and our Investment Company Act exclusion, we may use several sources to finance our business, including bank credit facilities (including term loans and revolving facilities), Master Repurchase Facilities and securitizations, as described below. In addition to our current sources of liquidity, there may be opportunities from time to time to access liquidity through public offerings of debt and equity securities. We have sufficient sources of liquidity to meet our material cash commitments for the next 12 months and the foreseeable future.

Financing Strategy

We have a multi-pronged financing strategy that includes an up to $120.0 million secured revolving credit facility, up to approximately $2.1 billion in secured revolving repurchase facilities, $982.1 million in non-recourse securitization financing,

$382.2 million in commercial mortgages and $34.1 million in other asset-level financing structures, in each case, as of December 31, 2025.

In addition, we may use other forms of financing, including warehouse facilities, public and private secured and unsecured debt issuances and equity or equity-related securities issuances by us or our subsidiaries. We may also finance a portion of our investments through the syndication of one or more interests in a whole loan. We will seek to match the nature and duration of the financing with the underlying asset's cash flow, including using hedges, as appropriate.

Debt-to-Equity Ratio

The following table presents our debt-to-equity ratio:

	December 31, 2025	December 31, 2024
Debt-to-equity ratio[1]	2.6x	2.1x

_____

(1)   Represents (i) total consolidated outstanding secured debt less cash and cash equivalents of $66.8 million and $302.2 million at December 31, 2025 and December 31, 2024, respectively to (ii) total equity, in each case, at period end.

Potential Sources of Liquidity

As discussed in greater detail above under "Trends Affecting our Business," and "Factors Impacting Our Operating Results" overall market uncertainty coupled with rising inflation and high interest rates have tempered the loan financing markets recently. A high interest rate environment will result in increased interest expense on our variable rate debt that is not hedged and may result in disruptions to our borrowers' and tenants' ability to finance their activities, which would similarly adversely impact their ability to make their monthly mortgage payments and meet their loan obligations. Additionally, due to the current market conditions, warehouse lenders may take a more conservative stance by increasing funding costs, which may lead to margin calls.

Our primary sources of liquidity include borrowings available under our credit facilities, Master Repurchase Facilities and monthly mortgage payments from our borrowers.

Bank Credit Facilities

We use bank credit facilities (including term loans and revolving facilities) to finance our business. These financings may be collateralized or non-collateralized and may involve one or more lenders. Credit facilities typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates.

On January 28, 2022, the OP (together with certain subsidiaries of the OP from time to time party thereto as borrowers, collectively, the "Borrowers") entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the several lenders from time to time party thereto (the "Lenders"), pursuant to which the Lenders agreed to provide a revolving credit facility in the aggregate principal amount of up to $165.0 million, of which up to $25.0 million is available as letters of credit.

On December 9, 2025, the OP (together with certain subsidiaries of the OP from time to time party thereto as borrowers, collectively, the "Borrowers") entered into an Amendment No. 1 to the Credit Agreement (the Credit Agreement, as amended, the "Amended Credit Agreement"), and reduced the aggregate principal amount to $120.0 million. Loans under the Amended Credit Agreement may be advanced in U.S. dollars and certain foreign currencies, including euros, pounds sterling and Swiss francs.

The Amended Credit Agreement also includes an option for the Borrowers to increase the maximum available principal amount to up to $180.0 million, subject to one or more new or existing Lenders agreeing to provide such additional loan commitments and satisfaction of other customary conditions.

Advances under the Amended Credit Agreement accrue interest at a per annum rate equal to, at the applicable Borrower's election, either (x) a Term SOFR rate plus a margin of 2.25%, or (y) a base rate equal to the highest of (i) the Wall Street Journal's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Term SOFR rate plus 1.00%, plus a margin of 1.25%. An unused commitment fee at a rate of 0.25% or 0.35%, per annum, depending on the amount of facility utilization, applies to unutilized borrowing capacity under the Amended Credit Agreement. Amounts owed under the Amended Credit Agreement may be prepaid at any time without premium or penalty, subject to customary breakage costs in the case of borrowings with respect to which a Term SOFR rate election is in effect.

The maximum amount available for borrowing at any time under the Amended Credit Agreement is limited to a borrowing base valuation of certain investment assets, with the valuation of such investment assets generally determined according to a percentage of adjusted net book value. As of December 31, 2025, the borrowing base valuation is sufficient to permit borrowings of up to the entire $120.0 million commitment. If any borrowing is outstanding for more than 180 days after its initial draw, the borrowing base valuation will be reduced by 50% until all outstanding borrowings are repaid in full. The ability to borrow new amounts under the Amended Credit Agreement terminates and any outstanding revolving loans will mature on December 8, 2028.

The obligations of the Borrowers under the Amended Credit Agreement are guaranteed pursuant to a Guarantee and Collateral Agreement by substantially all material wholly owned subsidiaries of the OP (the "Guarantors") in favor of the Administrative Agent (the "Guarantee and Collateral Agreement") and, subject to certain exceptions, secured by a pledge of substantially all equity interests owned by the Borrowers and the Guarantors, as well as by a security interest in deposit accounts of the Borrowers and the Guarantors (as such terms are defined in the Guarantee and Collateral Agreement) in which the proceeds of investment asset distributions are maintained.

The Amended Credit Agreement contains various affirmative and negative covenants, including, among other things, the obligation of the Company to maintain REIT status and be listed on the New York Stock Exchange or any other U.S. national or international securities exchange, and limitations on debt, liens and restricted payments. In addition, the Amended Credit Agreement includes the following financial covenants applicable to the OP and its consolidated subsidiaries: (a) minimum consolidated tangible net worth of the OP to be greater than or equal to the sum of (i) $900,000,000 and (ii) 70% of the net cash proceeds received by the OP from any offering of its common equity after December 9, 2025 and of the net cash proceeds from any offering by the Company of its common equity to the extent such proceeds are contributed to the OP, excluding any such proceeds that are contributed to the OP within ninety (90) days of receipt and applied to acquire capital stock of the OP; (b) the OP's EBITDA plus lease expenses to fixed charges for any period of four consecutive fiscal quarters not less than 1.40 to 1.00; (c) the OP's minimum interest coverage ratio to be not less than 3.00 to 1.00; and (d) the OP's ratio of consolidated total debt to consolidated total assets must not exceed 0.80 to 1.00. The Amended Credit Agreement also includes customary events of default, including, among other things, failure to make payments when due, breach of covenants or representations, cross default to material indebtedness, material judgment defaults, bankruptcy matters involving any Borrower or any Guarantor and certain change of control events. The occurrence of an event of default will limit the ability of the OP and its subsidiaries to make distributions and may result in the termination of the credit facility, acceleration of repayment obligations and the exercise of remedies by the Lenders with respect to the collateral.

As of December 31, 2025, the Company was in compliance with all of its financial covenants under the Amended Credit Agreement.

Master Repurchase Facilities

Currently, our primary sources of financing the origination of first mortgage loans and senior loan participations secured by senior loan investments are our repurchase agreements with multiple global financial institutions (each, a "Master Repurchase Facility" and collectively, the "Master Repurchase Facilities"). The Master Repurchase Facilities, effectively allow us to borrow against loans that we own in an amount generally equal to (i) the market value of such loans multiplied by (ii) the applicable advance rate. Under these agreements, we sell our loans to a counterparty and agree to repurchase the same loans from the counterparty at a price equal to the original sales price plus an interest factor. During the term of a repurchase agreement, we receive the principal and interest on the related loans and pay interest to the lender under the master repurchase agreement. We intend to maintain formal relationships with multiple counterparties to obtain master repurchase financing.

The following table presents a summary of our Master Repurchase Facilities and Bank Credit Facility as of December 31, 2025 (dollars in thousands):

	Maximum Facility Size	Current Borrowings	Weighted Average Final Maturity (Years)	Weighted Average Interest Rate[1]
Master Repurchase Facilities				
Bank 1	$ 600,000	$ 433,642	1.2	SOFR + 2.30%
Bank 2	600,000	135,550	4.3	SOFR + 1.87%
Bank 3	500,000	427,899	4.4	SOFR + 1.60%
Bank 4	400,000	81,007	3.8	SOFR + 1.66%
Total Master Repurchase Facilities	2,100,000	1,078,098		
Bank Credit Facility	120,000	—	2.9	SOFR + 2.25%
Total Facilities	$ 2,220,000	$ 1,078,098		

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(1)   All facilities utilize Term SOFR at December 31, 2025.

The following table presents the quarterly average unpaid principal balance ("UPB"), end of period UPB and the maximum UPB at any month-end related to our Master Repurchase Facilities and Bank Credit Facility (dollars in thousands):

Quarter Ended	Quarterly Average UPB	End of Period UPB	Maximum UPB at Any Month-End
December 31, 2025	$ 928,385	$ 1,078,098	$ 1,078,098
September 30, 2025	784,202	778,671	823,583
June 30, 2025	761,613	789,729	791,532
March 31, 2025	759,339	733,494	818,603
December 31, 2024	816,782	785,183	848,381
September 30, 2024	923,540	848,381	987,017
June 30, 2024	1,015,107	998,699	1,031,514
March 31, 2024	1,092,119	1,031,516	1,121,264

The increase in our end of period UPB from September 30, 2025 to December 31, 2025 was driven by financing draws during the period.

Securitizations

We may seek to utilize non-recourse long-term securitizations of our investments in mortgage loans, especially loan originations, to the extent consistent with the maintenance of our REIT qualification and exclusion from the Investment Company Act in order to generate cash for funding new investments. This would involve conveying a pool of assets to a special purpose vehicle (or the issuing entity), which would issue one or more classes of non-recourse notes pursuant to the terms of an indenture. The notes would be secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we would receive the cash proceeds on the sale of non-recourse notes and a 100% interest in the equity of the issuing entity. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses.

BRSP 2021-FL1

In July 2021, we executed a securitization transaction through our subsidiaries, BRSP 2021-FL1, Ltd. and BRSP 2021-FL1, LLC, which resulted in the sale of $670.0 million of investment grade notes.

BRSP 2021-FL1 included a two-year reinvestment feature that allowed us to contribute existing or newly originated loan investments in exchange for proceeds from repayments or repurchases of loans held in BRSP 2021-FL1, subject to the satisfaction of certain conditions set forth in the indenture. The reinvestment period for BRSP 2021-FL1 expired on July 20, 2023. At December 31, 2025, we had $528.2 million of unpaid principal balance of CRE debt investments financed with BRSP 2021-FL1. As of December 31, 2025, the securitization reflects an advance rate of 75.4% at a weighted average cost of funds of Term SOFR plus 1.72% (before transaction costs), and is collateralized by a pool of 19 senior loan investments.

Additionally, BRSP 2021-FL1 contains note protection tests that can be triggered as a result of contributed loan defaults, losses, and certain other events outlined in the indenture, beyond established thresholds. A note protection test failure that is not remedied can result in the redirection of interest proceeds from the below investment grade tranches to amortize the most senior outstanding tranche. We did not fail any note protection tests during the year ended December 31, 2025 and December 31, 2024. While we continue to closely monitor all loan investments contributed to BRSP 2021-FL1, a deterioration in the performance of an underlying loan could negatively impact our liquidity position.

We expect to redeem BRSP 2021-FL1 in February 2026.

BRSP 2024-FL2

In August 2024, we executed a $675.0 million securitization transaction through wholly-owned subsidiaries, BRSP 2024-FL2, Ltd. and BRSP 2024-FL2, LLC (collectively, "BRSP 2024-FL2"), which resulted in the sale of $583.9 million of the 2024-FL2 Notes.

BRSP 2024-FL2 included a six-month ramp-up acquisition period that allowed us to contribute existing or newly originated loan investments in exchange for $84.8 million in unused proceeds held in BRSP 2024-FL2, subject to the satisfaction of certain conditions set forth in the indenture. BRSP 2024-FL2 also includes a two-year reinvestment feature that allows us to contribute existing or newly originated loan investments in exchange for proceeds from repayments of loans held in BRSP

2024-FL2, subject to the satisfaction of certain conditions set forth in the indenture. As of December 31, 2025, the securitization reflects an advance rate of 86.6% at a weighted average cost of funds of Term SOFR plus 2.47% (before transaction costs), and is collateralized by a pool of 27 senior loan investments. During the year ended December 31, 2025, we contributed existing or newly originated loan investments totaling $113.1 million, in exchange for a combination of reinvestment and unused proceeds. At December 31, 2025, the unused proceeds have been fully utilized and we had $674.5 million of unpaid principal balance of CRE debt investments financed with BRSP 2024-FL2.

Additionally, BRSP 2024-FL2 contains note protection tests that can be triggered as a result of contributed loan defaults, losses, and certain other events outlined in the indenture, beyond established thresholds. A note protection test failure that is not remedied can result in the redirection of interest proceeds from the below investment grade tranches to amortize the most senior outstanding tranche. We did not fail any note protection tests during the year ended December 31, 2025. While we continue to closely monitor all loan investments contributed to BRSP 2024-FL2, a deterioration in the performance of an underlying loan could negatively impact our liquidity position.

BRSP 2026-FL3

On February 17, 2026, we closed a $955.0 million CLO transaction, BRSP 2026-FL3. We placed approximately $833.2 million of investment grade securities with institutional investors providing term financing on a non-mark-to-market, non-recourse basis. BRSP 2026-FL3 is collateralized by interests in 29 first-lien floating rate mortgages secured by 30 properties, with an 87.25% initial advance rate at a weighted average coupon at issuance of Term SOFR + 1.69%, before transaction costs. We also expect to redeem BRSP 2021-FL1 in February 2026 with proceeds from the transaction.

Other potential sources of financing

In the future, we may also use other sources of financing to fund the acquisition of our target assets, including secured and unsecured forms of borrowing and selective wind-down and dispositions of assets. We may also seek to raise equity capital or issue debt securities in order to fund our future investments.

Liquidity Needs

In addition to our loan origination activity and general operating expenses, our primary liquidity needs include interest and principal payments under our Bank Credit Facility, securitization bonds, and secured debt. Information concerning our contractual obligations and commitments to make future payments, including our commitments to repay borrowings, is included in the following table as of December 31, 2025. This table excludes our obligations that are not fixed and determinable (dollars in thousands):

		Payments Due by Period			
	Total	Less than a Year	1-3 Years	3-5 Years	More than 5 Years
Bank credit facility[1]	$ 825	$ 413	$ 412	$ —	$ —
Secured debt[2]	1,655,123	778,288	539,563	111,301	225,971
Securitization bonds payable[3]	1,017,565	806,483	211,082	—	—
Ground lease obligations[4]	23,053	3,186	5,708	3,729	10,430
Office leases	4,391	1,190	2,627	574	—
	$ 2,700,957	$ 1,589,560	$ 759,392	$ 115,604	$ 236,401
Lending commitments[5]	112,217				
Total	$ 2,813,174				

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(1) Future interest payments were estimated based on the applicable index at December 31, 2025 and unused commitment fee of 0.25% per annum, assuming principal is repaid on the current maturity date of January 2027.

(2) Amounts include minimum principal and interest obligations through the initial maturity date of the collateral assets. Interest on floating rate debt was determined based on Term SOFR at December 31, 2025.

(3) The timing of future principal payments was estimated based on expected future cash flows of underlying collateral loans. Repayments are estimated to be earlier than contractual maturity only if proceeds from underlying loans are repaid by the borrowers.

(4) The amounts represent minimum future base rent commitments through initial expiration dates of the respective noncancellable operating ground leases, excluding any contingent rent payments. Rents paid under ground leases are recoverable from tenants.

(5) Future lending commitments may be subject to certain conditions that borrowers must meet to qualify for such fundings. Commitment amount assumes future fundings meet the terms to qualify for such fundings.

Share Repurchases

In April 2025, our board of directors authorized a stock repurchase program ("Stock Repurchase Program") under which we may repurchase up to $50.0 million of our outstanding Class A common stock until April 30, 2026. The Stock Repurchase Program replaces the prior stock repurchase program authorization which expired on April 30, 2025. Under the Stock

Repurchase Program, we may repurchase shares in open market purchases, in privately negotiated transactions or otherwise. We have a written trading plan as part of the Share Repurchase Program that provides for share repurchases in open market transactions that is intended to comply with Rule 10b-18 under the Exchange Act. The Stock Repurchase Program will be utilized at our discretion and in accordance with the requirements of the SEC. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate requirements and other conditions.

During the year ended December 31, 2025, the Company repurchased 2.0 million shares of Class A common stock at a weighted average price of $5.35 per share for an aggregate cost of $10.9 million.

As of December 31, 2025, there is $40.2 million remaining available to make repurchases under the Stock Repurchase Program.

Cash Flows

The following presents a summary of our consolidated statements of cash flows for the year ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	Year Ended December 31,		
Cash flow provided by (used in):	**2025**	**2024**	**2023**
Operating activities	$ 73,025	$ 103,405	$ 137,624
Investing activities	(419,930)	313,080	384,160
Financing activities	68,926	(327,947)	(558,600)

Operating Activities

Cash inflows from operating activities are generated primarily through interest received from loans and preferred equity held for investment, and property operating income from our real estate portfolio. This is partially offset by payment of interest expenses for master repurchase and credit facilities and mortgages payable, and operating expenses supporting our various lines of business, including property management and operations, loan servicing and workout of loans in default, investment transaction costs, as well as general administrative costs.

Our operating activities provided net cash inflows of $73.0 million and $103.4 million for the year ended December 31, 2025 and 2024, respectively. Net cash provided by operating activities decreased for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to lower net interest income recorded during the year ended December 31, 2025.

Our operating activities provided net cash inflows of $103.4 million and $137.6 million for the year ended December 31, 2024 and 2023, respectively. Net cash provided by operating activities decreased for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to lower net interest income recorded during the year ended December 31, 2024.

We believe cash flows from operations, available cash balances and our ability to generate cash through short and long-term borrowings are sufficient to fund our operating liquidity needs.

Investing Activities

Investing activities include cash outlays for disbursements on new and/or existing loans, which are partially offset by repayments of loans held for investment.

Investing activities used net cash of $419.9 million for the year ended December 31, 2025. Net cash used in investing activities during the year ended December 31, 2025 resulted primarily from origination and fundings on our loans and preferred equity held for investment, net of $769.1 million, partially offset by repayments on loans and preferred equity held for investment, net of $284.1 million and proceeds from the sale of real estate $80.8 million.

Investing activities generated net cash inflows of $313.1 million for the year ended December 31, 2024. Net cash provided by investing activities during the year ended December 31, 2024 resulted primarily from repayments on loans and preferred equity held for investment, net of $420.9 million partially offset by the origination and fundings on our loans and preferred equity held for investment, net of $114.3 million.

Investing activities generated net cash inflows of $384.2 million for the year ended December 31, 2023. Net cash provided by investing activities during the year ended December 31, 2023 resulted primarily from repayments on loans and preferred equity held for investment, net of $455.9 million partially offset by origination and fundings on our loans and preferred equity held for investment, net of $77.2 million.

Financing Activities

We finance our investing activities largely through borrowings secured by our investments along with capital from third party investors. We also have the ability to raise capital in the public markets through issuances of common stock, as well as draws upon our corporate credit facility and master repurchase facilities, to finance our investing and operating activities. Accordingly, we incur cash outlays for payments on third party debt and dividends to our common stockholders.

Financing activities generated net cash of $68.9 million for the year ended December 31, 2025, which resulted primarily from borrowings from master repurchase and credit facilities of $615.0 million partially offset by repayment of master repurchase and credit facilities of $322.1 million, repayment of securitization bonds of $112.3 million and distributions paid on common stock of $83.0 million.

Financing activities used net cash of $327.9 million for the year ended December 31, 2024, which resulted primarily from repayment of master repurchase and credit facilities of $665.4 million, repayment of securitization bonds of $403.4 million and distributions paid on common stock of $99.1 million partially offset by borrowings from securitization bonds of $582.6 million and borrowings from master repurchase and credit facilities $297.6 million.

Financing activities used net cash of $558.6 million for the year ended December 31, 2023, which resulted primarily from repayment of master repurchase and credit facilities of $320.6 million, repayment of securitization bonds of $258.8 million and distributions paid on common stock of $104.0 million partially offset by borrowings from master repurchase and credit facilities of $133.1 million.

Underwriting, Asset and Risk Management

We closely monitor our portfolio and actively manage risks associated with, among other things, our assets and interest rates. Prior to investing in any particular asset, the underwriting team, in conjunction with third party providers, undertakes a rigorous asset-level due diligence process, involving intensive data collection and analysis, to ensure that we understand fully the state of the market and the risk-reward profile of the asset. Beginning in 2021, our investment and portfolio management and risk assessment practices diligence the sustainability and other standards of our business counterparties, including borrowers, sponsors and that of our investment assets and underlying collateral, which may include sustainability initiatives, recycling, energy efficiency and water management, volunteer and charitable efforts, anti-money laundering and know-your-client policies, and engagement and belonging practices in workforce leadership, composition and hiring practices. Prior to making a final investment decision, we focus on portfolio diversification to determine whether a target asset will cause our portfolio to be too heavily concentrated with, or cause too much risk exposure to, any one borrower, real estate sector, geographic region, source of cash flow for payment or other geopolitical issues. If we determine that a proposed acquisition presents excessive concentration risk, we may determine not to acquire an otherwise attractive asset.

For each asset that we acquire, our asset management team engages in active management of the asset, the intensity of which depends on the attendant risks. The asset manager works collaboratively with the underwriting team to formulate a strategic plan for the particular asset, which includes evaluating the underlying collateral and updating valuation assumptions to reflect changes in the real estate market and the general economy. This plan also generally outlines several strategies for the asset to extract the maximum amount of value from each asset under a variety of market conditions. Such strategies may vary depending on the type of asset, the availability of refinancing options, recourse and maturity, but may include, among others, the restructuring of non-performing or sub-performing loans, the negotiation of discounted payoffs or other modification of the terms governing a loan, and the foreclosure and management of assets underlying non-performing loans in order to reposition them for profitable disposition. We continuously track the progress of an asset against the original business plan to ensure that the attendant risks of continuing to own the asset do not outweigh the associated rewards. Under these circumstances, certain assets will require intensified asset management in order to achieve optimal value realization.

Our asset management team engages in a proactive and comprehensive on-going review of the credit quality of each asset it manages. In particular, for debt investments on at least an annual basis, the asset management team will evaluate the financial wherewithal of individual borrowers to meet contractual obligations as well as review the financial stability of the assets securing such debt investments. Further, there is ongoing review of borrower covenant compliance including the ability of borrowers to meet certain negotiated debt service coverage ratios and debt yield tests. For equity investments, the asset management team, with the assistance of third-party property managers, monitors and reviews key metrics such as occupancy, same-store sales, tenant payment rates, property budgets and capital expenditures. If through this analysis of credit quality, the asset management team encounters declines in credit quality not in accordance with the original business plan, the team evaluates the risks and determines what changes, if any, are required to the business plan to ensure that the attendant risks of continuing to hold the investment do not outweigh the associated rewards.

In addition, the audit committee of our board of directors, in consultation with management, periodically reviews our policies with respect to risk assessment and risk management, including key risks to which we are subject, including credit risk, liquidity risk and market risk, and the steps that management has taken to monitor and control such risks.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate. Substantially all of the leases at our multifamily properties allow for monthly or annual rent increases which provide us with the opportunity to achieve increases, where justified by the market, as each lease matures. Such types of leases generally minimize the risks of inflation on our multifamily properties.

Refer to Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" for additional details.

Critical Accounting Estimates

Preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

During 2025, we reviewed and evaluated our critical accounting estimates and we believe they are appropriate. The following is a list of our accounting policies that may require more significant estimates and judgments: 1) Current Expected Credit Loss ("CECL" Reserve) and 2) Real Estate Impairment. We have included a summary of these areas below. For more information on our critical accounting policies and other significant accounting policies, refer to the Note titled "Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

CECL Reserve

The CECL reserve for our financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans, loan commitments and trade receivables, represents a lifetime estimate of expected credit losses. Factors considered by us when determining the CECL reserve include loan-specific characteristics such as loan-to-value ("LTV") ratio, vintage year, loan term, property type, occupancy and geographic location, financial performance of the borrower, expected payments of principal and interest, as well as internal or external information relating to past events, current conditions and reasonable and supportable forecasts.

The CECL reserve is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, we measure the CECL reserve on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset's risk characteristics change, we evaluate whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually.

In measuring the CECL reserve for financial instruments that share similar risk characteristics, we primarily apply a probability of default ("PD")/loss given default ("LGD") model for instruments that are collectively assessed, whereby the CECL reserve is calculated as the product of PD, LGD and exposure at default. Our model principally utilizes historical loss rates derived from a commercial mortgage-backed securities database with historical losses from 1998 through December 2025 provided by a third party, Trepp LLC, forecasting the loss parameters using a scenario-based statistical approach over a reasonable and supportable forecast period of twelve months, followed by a straight-line reversion period of twelve-months back to average historical losses. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan specific factors, a qualitative adjustment to the reserve may be recorded.

For loans that do not share similar risk characteristics, we evaluate the CECL reserve on an individual basis. We consider loans to be collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral or foreclosure is probable. For such loans, we estimate the CECL reserve based on the difference between the fair value of the underlying collateral and the amortized cost basis of the loan.

We apply broadly accepted and standard real estate valuation techniques, such as a discounted cash flow ("DCF"), direct capitalization methodology or sales comparables, to determine the fair value of the collateral. Determining fair value of the collateral, including utilization of a practical expedient, may take into account a number of assumptions including, but not limited to, market rents and cash flow projections, market capitalization rates, discount rates and sales comps. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

Management only expects to charge-off the CECL reserves in the consolidated financial statements if and when such amounts are deemed non-recoverable. This is generally the time a loan is repaid or foreclosed. However, non-recoverability may also be concluded if, management determines, it is nearly certain that all amounts will not be collected.

In connection with developing the CECL reserve for our loans and preferred equity held for investment, we determine the risk ranking of each loan and preferred equity investment as a key credit quality indicator. The risk rankings are based on a variety of factors, including, without limitation, underlying real estate performance and asset value, values of comparable properties, durability and quality of property cash flows, sponsor experience and financial wherewithal, and the existence of a risk-mitigating loan structure. Additional key considerations include loan-to-value ratios, debt service coverage ratios, loan structure, real estate and credit market dynamics, and risk of default or principal loss. Based on a five-point scale, our loans and preferred equity held for investment are rated "1" through "5," from less risk to greater risk, and the ratings are updated quarterly. At the time of origination or purchase, loans and preferred equity held for investment are ranked as a "3" and will move accordingly going forward based on the ratings.

We also consider qualitative factors, including, but not limited to, economic and business conditions, borrower actions, nature and volume of the loan portfolio, lending terms, volume and severity of past due loans, concentration of credit and changes in the level of such concentrations in its determination of the CECL reserve.

Changes in the CECL reserve for our financial instruments are recorded in increase/decrease in current expected credit loss reserve on the consolidated statement of operations with a corresponding offset to the loans held for investment or as a component of other liabilities for future loan fundings recorded on our consolidated balance sheets.

Real Estate Impairment

We evaluate real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We evaluate real estate for impairment on the lowest level of identifiable cash flows, which is generally on an individual property basis. If an impairment indicator exists, we evaluate the undiscounted future net cash flows that are expected to be generated by the property, including any estimated proceeds from the eventual disposition of the property. If multiple outcomes are under consideration, we may apply a probability-weighted approach to the impairment analysis. Another key consideration in this assessment is the assumptions about the highest and best use of its real estate investments and its intent and ability to hold them for a reasonable period that would allow for the recovery of their carrying values. If such assumptions change and we shorten our expected hold period, this may result in the recognition of impairment losses. Based upon the analysis, if the carrying value of a property exceeds its undiscounted future net cash flows, an impairment loss is recognized for the excess of the carrying value of the property over the estimated fair value of the property. In evaluating and/or measuring impairment, we consider, among other things, current and estimated future cash flows associated with each property, market information for each sub-market, including, where applicable, capitalization rates, discount rates, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, and other quantitative and qualitative factors.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risks are interest rate risk, prepayment risk, extension risk, credit risk, real estate market risk, capital market risk and foreign currency risk, either directly through the assets held or indirectly through investments in unconsolidated ventures.

Interest Rate Risk

Interest rate risk relates to the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations, international conflicts, inflation and other factors beyond our control. Credit curve spread risk is highly sensitive to the dynamics of the markets for loans and securities we hold. Excessive supply of these assets combined with reduced demand will cause the market to require a higher yield. This demand for higher yield will cause the market to use a higher spread over the U.S. Treasury securities yield curve, or other benchmark interest rates, to value these assets.

As U.S. Treasury securities are priced to a higher yield and/or the spread to U.S. Treasuries used to price the assets increases, the price at which we could sell some of our fixed rate financial assets may decline. Conversely, as U.S. Treasury securities are priced to a lower yield and/or the spread to U.S. Treasuries used to price the assets decreases, the value of our fixed rate financial assets may increase. Fluctuations in SOFR may affect the amount of interest income we earn on our floating rate borrowings and interest expense we incur on borrowings indexed to SOFR, including under credit facilities and investment-level financing.

We have utilized, and in the future may utilize, a variety of financial instruments on some of our investments, including interest rate swaps, caps, floors and other interest rate exchange contracts, in order to limit the effects of fluctuations in interest rates on our operations. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for distribution and that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses of rising interest rates. Moreover, with respect to certain of the instruments used as hedges, there is exposure to the risk that the counterparties may cease making markets and quoting prices in such instruments, which may inhibit the ability to enter into an offsetting transaction with respect to an open position. Our profitability may be adversely affected during any period as a result of changing interest rates. At December 31, 2025, we held no derivative instruments.

As of December 31, 2025, a hypothetical 100 basis point increase or decrease in the applicable interest rate benchmark on our loan portfolio would increase or decrease interest income by $1.9 million annually, net of interest expense.

See the "Factors Impacting Our Operating Results" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion on interest rates.

Prepayment risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, resulting in a less than expected return on an investment. As prepayments of principal are received, any premiums paid on such assets are amortized against interest income, while any discounts on such assets are accreted into interest income. Therefore, an increase in prepayment rates has the following impact: (i) accelerates amortization of purchase premiums, which reduces interest income earned on the assets; and conversely, (ii) accelerates accretion of purchase discounts, which increases interest income earned on the assets.

Extension risk

The weighted average life of assets is projected based on assumptions regarding the rate at which borrowers will prepay or extend their mortgages. If prepayment rates decrease or extension options are exercised by borrowers at a rate that deviates significantly from projections, the life of fixed rate assets could extend beyond the term of the secured debt agreements. This in turn could negatively impact liquidity to the extent that assets may have to be sold and losses may be incurred as a result.

Credit risk

Investment in loans held for investment is subject to a high degree of credit risk through exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy and other factors beyond our control. All loans are subject to a certain probability of default. We manage credit risk through the underwriting process, acquiring investments at the appropriate discount to face value, if any, and establishing loss assumptions. We carefully monitor performance of all loans, including those held through joint venture investments, as well as the external factors that may affect their value.

We are also subject to the credit risk of the tenants in our properties, including business closures, occupancy levels, meeting rent or other expense obligations, lease concessions, and sustainability standards and practices among other factors. We seek to undertake a rigorous credit evaluation of the tenants prior to acquiring properties. This analysis includes an extensive due diligence investigation of the tenants' businesses, as well as an assessment of the strategic importance of the underlying real estate to the respective tenants' core business operations. Where appropriate, we may seek to augment the tenants' commitment to the properties by structuring various credit enhancement mechanisms into the underlying leases. These mechanisms could include security deposit requirements or guarantees from entities that are deemed credit worthy.

Our in-depth understanding of CRE and real estate-related investments, and in-house underwriting, asset management and resolution capabilities, provides us and management with a sophisticated full-service platform to regularly evaluate our investments and determine primary, secondary or alternative strategies to manage the credit risks described above. This includes intermediate servicing and complex and creative negotiating, restructuring of non-performing investments, foreclosure considerations, intense management or development of owned real estate, in each case to manage the risks faced to achieve value realization events in our interests and our stockholders. Solutions considered may include defensive loan or lease modifications, temporary interest or rent deferrals or forbearances, converting current interest payment obligations to payment-in-kind, repurposing reserves and/or covenant waivers. Depending on the nature of the underlying investment and credit risk, we may pursue repositioning strategies through judicious capital investment in order to extract value from the investment or limit losses.

There can be no assurance that the measures we take will be sufficient to address or mitigate the impact of credit risk on our future operating results, liquidity and financial condition.

Real estate market risk

We are exposed to the risks generally associated with the commercial real estate market. The market values of commercial real estate are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional, and local economic conditions, as well as changes or weakness in specific industry segments, and other macroeconomic factors beyond our control which have and may continue to affect occupancy rates, capitalization rates and absorption rates. This in turn could impact the performance of tenants and borrowers. We seek to manage these risks through our underwriting due diligence and asset management processes and the solutions-oriented process described above.

Capital markets risk

We are exposed to risks related to the debt capital markets, specifically the ability to finance our business through borrowings under secured revolving repurchase facilities, secured and unsecured warehouse facilities or other debt instruments. We seek to mitigate these risks by monitoring the debt capital markets to inform our decisions on the amount, timing and terms of our borrowings.

Our Master Repurchase Facilities are partial recourse, and margin call provisions do not permit valuation adjustments based on capital markets events; rather they are limited to collateral-specific credit marks generally determined on a commercially reasonable basis. For the year ended December 31, 2025, and through February 17, 2026, we have not received any margin calls under our Master Repurchase Facilities.

We have amended our Bank Credit Facility and Master Repurchase Facilities to adjust certain covenants (such as the tangible net worth covenant), reduce advance rates on certain financed assets, obtain margin call holidays and permitted modification flexibilities, in an effort to mitigate the risk of future compliance issues, including margin calls, under our financing arrangements.

Foreign Currency Risk

We previously had foreign currency rate exposures related to our prior foreign currency-denominated investments held by our foreign subsidiaries. Changes in foreign currency rates could have adversely affected the fair values and earning of our non-U.S. holdings. We generally mitigated this foreign currency risk by utilizing currency instruments to hedge our prior net investments in our foreign subsidiaries. The type of hedging instruments that we employed on our foreign subsidiary investments were put options.

We had no foreign exchange contracts in place at December 31, 2025. The maturity dates of the prior instruments approximated the projected dates of related cash flows for specific investments. Termination or maturity of currency hedging instruments may have resulted in an obligation for payment to or from the counterparty to the hedging agreement. We were exposed to credit loss in the event of non-performance by counterparties for these contracts. To manage this risk, we selected major international banks and financial institutions as counterparties and performed a quarterly review of the financial health and stability of our trading counterparties. No counterparty defaulted on its obligations when we held foreign exchange contracts.

Item 8. Financial Statements and Supplementary Data

The financial statements and the supplementary financial data required by this item appear in Item 15 of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective at providing reasonable assurance regarding the reliability of the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, we evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our internal control system was designed to provide reasonable assurance to management and our Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited our financial statements included in this Annual Report and has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included in this Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of BrightSpire Capital, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of BrightSpire Capital, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 18, 2026

Item 9B. Other Information

During the year ended December 31, 2025, no director or officer of the Company adopted, terminated or modified a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Class A common stock (for purposes of this section only "stock"). As used in this section, references to the terms "Company," "we," "our," and "us" mean only BrightSpire Capital, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code), the regulations promulgated by the U.S. Treasury Department ("Treasury Regulations"), rulings and other administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. BrightSpire Capital Operating Company, LLC (the "Operating Partnership") has not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we have operated and will operate the Operating Partnership and its subsidiaries and affiliated entities in accordance with their applicable organizational documents and various statements made in that section as to our intended method of operation. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, including:

- insurance companies;

- tax-exempt organizations (except to the extent discussed in "Considerations Relating to BrightSpire Capital, Inc.'s Class A Common Stock—Taxation of Holders of Class A Common Stock—Taxation of Tax-Exempt Holders" below);

- financial institutions or broker-dealers;

- non-U.S. individuals and non-U.S. corporations (except to the extent discussed in "Considerations Relating to BrightSpire Capital, Inc.'s Class A Common Stock—Taxation of Holders of Class A Common Stock—Taxation of Non-U.S. Holders" below);

- U.S. expatriates;

- persons who mark-to-market our stock;

- subchapter S corporations;

- U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

- regulated investment companies;

- REITs;

- trusts and estates;

- holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

- persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

- persons subject to the alternative minimum tax provisions of the Code;

- persons holding our stock through a partnership or similar pass-through entity or arrangement; and

- persons holding a 10% or more (by vote or value) beneficial interest in our stock.

This summary assumes that holders hold shares of our stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current U.S. federal income tax laws, are for general information purposes only and are not tax advice. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

THE U.S. FEDERAL INCOME TAX TREATMENT OF US AS A REIT AND OF YOU AS A HOLDER OF OUR STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR STOCK WILL DEPEND ON SUCH HOLDER'S PARTICULAR TAX CIRCUMSTANCES.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND SALE OF OUR STOCK AND OF ITS INTENDED ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES OF SUCH OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

U.S. Holders and Non-U.S. Holders

For purposes of this discussion, a ''U.S. holder'' is a beneficial holder of stock who is:

- a citizen or resident of the United States;

- a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or a political subdivision thereof or the District of Columbia;

- an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, a ''non-U.S. holder'' is a beneficial holder of stock who is neither a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) nor a U.S. holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner as a U.S. holder or non-U.S. holder and the activities of the partnership. A partner of a partnership holding stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of stock by the partnership.

CONSIDERATIONS RELATING TO OUR CLASS A COMMON STOCK

Taxation of BrightSpire Capital, Inc.

We elected to be taxed as a REIT under the U.S. federal income tax laws commencing with our taxable year ended December 31, 2018. We believe that we are organized and have operated, and we intend to continue to operate, in a manner so as to qualify for taxation as a REIT under the Code. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its holders. These laws are highly technical and complex.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of ownership by holders of our securities and asset ownership, and various other qualification requirements imposed upon REITs by the Code. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities or arrangements in which we invest. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination, whether for past, current, or future periods, and based upon the types of assets that we own and intend to own, such values can vary rapidly, significantly and unpredictably. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT. Similarly, the income we earn from our assets may not be earned when or in the proportions anticipated. For example, we may encounter situations in which a relatively small investment generates a higher than expected return in a particular year (or vice versa). A discussion of the tax consequences of the failure to qualify as a REIT and certain alternatives is included below in the section entitled "—Failure to Qualify."

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we have been or will be able to operate in accordance with the REIT requirements in the future. See "—Requirements for Qualification-Failure to Qualify."

Taxation of REITs in General

Provided that we qualify as a REIT, we will be entitled at the REIT level to a deduction from our taxable income for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax at the REIT level on our taxable income that is currently distributed to holders of our securities. This treatment substantially eliminates the "double taxation" at the corporate and holder levels that generally results from an investment in a non-REIT C corporation. A non-REIT C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the holder level when the income is distributed. In general, the income that we generate is taxed only at the holder level upon a distribution of dividends to our holders.

U.S. holders generally will be subject to taxation on dividends distributed by us (other than designated capital gain dividends and "qualified dividend income") at rates applicable to ordinary income, instead of at lower capital gain rates. Generally, U.S. holders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Capital gain dividends and qualified dividend income will continue to be subject to a maximum 20% rate. See "—Taxation of Holders of Class A Common Stock—Taxation of Taxable U.S. Holders—Taxation of U.S. Holders on Distributions of Our Stock."

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to holders, subject to special rules for certain items such as the capital gains that we recognize. See "—Taxation of Holders of Class A Common Stock—Taxation of Taxable U.S. Holders."

Even if the Company qualifies for taxation as a REIT, the Company will be subject to U.S. federal tax in the following circumstances:

- the Company will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to holders during, or within a specified time period after, the calendar year in which the income is earned.

- the Company will pay income tax at the highest corporate rate on:

    - net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business; and

    - other non-qualifying income from foreclosure property.

- the Company will pay a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, by an entity other than a taxable REIT subsidiary, or a TRS, if such property is held primarily for sale to customers in the ordinary course of business.

- if the Company fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below in the section entitled "—Requirements for Qualification-Gross Income Tests," and nonetheless continues to qualify as a REIT because we meet other requirements, we will pay a 100% tax on: the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by

    - a fraction intended to reflect its profitability.

- if the Company fails any of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below in the section entitled "—Requirements for Qualification-Asset Tests"), as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal income tax rate then applicable to U.S. corporations (currently 21%) on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests in order to remain qualified as a REIT.

- if the Company fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure in order to remain qualified as a REIT.

- if the Company fails to distribute during a calendar year at least the sum of: (i) 85% of its REIT ordinary income for the year; (ii) 95% of its REIT capital gain net income for the year; and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

- the Company may elect to retain and pay income tax on our net long-term capital gain. In that case, to the extent that we made a timely designation of such gain, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax we paid.

- the Company will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm's-length basis.

- if the Company acquires any asset from a non-REIT C corporation in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the non-REIT C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize a gain on the sale or disposition of the asset during the five-year period after we acquire the asset, provided no election is made for the transaction to be taxable on a current basis. This tax will generally apply to gain recognized with respect to assets that we hold as of the effective date of our REIT election if such gain is recognized during the five-year period following such effective date or it may apply if we were to engage in (or, potentially, become a successor to an entity that had engaged in) a tax-free spin-off transaction under Section 355 of the Code within five years of such effective date. The amount of gain on which we would pay tax in the foregoing circumstances is the lesser of:

    - the amount of gain that the Company recognizes at the time of the sale or disposition (or would have recognized if, at the time of a spin-off transaction described above, we had disposed of the applicable asset); and

    - the amount of gain that the Company would have recognized if we had sold the asset at the time we acquired it, assuming that the non-REIT C corporation will not elect in lieu of this treatment an immediate tax when the asset is acquired.

- the Company may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's holders, as described below in the section entitled "—Requirements for Qualification-Recordkeeping Requirements."

- the earnings of the Company's lower-tier entities that are subchapter C corporations, excluding any qualified REIT subsidiaries, or QRSs, but including domestic TRSs, are subject to U.S. federal corporate income tax.

- if the Company owns a residual interest in a real estate mortgage investment conduit, or a REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that it derives from the REMIC residual interests equal to the percentage of our stock that is held in record name by "disqualified organizations." Although the law is unclear, IRS guidance indicates that similar rules may apply to a REIT that owns an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax. For a discussion of "excess inclusion income," refer below to the section entitled "—Requirements for Qualification—Taxable Mortgage Pools." A "disqualified organization" includes:

    - the United States;

    - any state or political subdivision of the United States;

    - any foreign government;

    - any international organization;

    - any agency or instrumentality of any of the foregoing;

    - any other tax-exempt organization, other than a farmer's cooperative described in Section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

    - any rural electrical or telephone cooperative.

In addition, the Company and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and non-U.S. income, property and other taxes on its assets and operations. The Company could also be subject to tax in situations and on transactions not presently contemplated. Moreover, as described further below, the Company's TRSs will be subject to U.S. federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to holders.

9.	It uses a calendar year for U.S. federal income tax purposes.

The Company must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 began applying to the Company with its 2019 taxable year. If the Company complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement 6, it will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit-sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. The Company expects to issue sufficient stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, the Company's charter restricts the ownership and transfer of our stock so that it should continue to satisfy these requirements. To monitor compliance with the stock ownership requirements, we are generally required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A holder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. For purposes of requirement 9, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Relief from Violations; Reasonable Cause

The Code provides relief from violations of the REIT gross income requirements, as described below under "—Requirements for Qualification—Gross Income Tests," in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain Code provisions extend similar relief in the case of certain violations of the REIT asset requirements (see "—Requirements for Qualification—Asset Tests" below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we did not have reasonable cause for a failure, we would fail to qualify as a REIT. Whether we would have reasonable cause for any such failure cannot be known with certainty because the determination of whether reasonable cause exists depends on the facts and circumstances at the time and we cannot provide any assurance that we in fact would have reasonable cause for a particular failure or that the IRS would not successfully challenge our view that a failure was due to reasonable cause. Moreover, we may be unable to actually rectify a failure and restore asset test compliance within the required timeframe due to the inability to transfer or otherwise dispose of assets, including as a result of restrictions on transfer imposed by our lenders or undertakings with our co-investors and/or the inability to acquire additional qualifying assets due to transaction risks, access to additional capital or other considerations. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Qualified REIT Subsidiaries. A corporation that is a QRS is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the REIT. A QRS is a corporation, other than a TRS, all the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any QRS that the Company owns will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as the Company's assets, liabilities and items of income, deduction and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner for U.S. federal income tax purposes generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership, and any other partnership, joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which it has acquired or will acquire an interest, directly or indirectly, or a subsidiary partnership, will be treated as its assets and gross income for purposes of applying the various REIT qualification requirements. For purposes of the 10% value test (described in the section entitled "— Asset Tests"), the Company's proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, the Company's proportionate share is based on its proportionate interest in the capital of the partnership.

The Company, through its Operating Partnership, holds and expects to acquire limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which the Company owns a direct or indirect interest takes or expects to take actions that could jeopardize its qualification as a REIT or require it to pay tax, the Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Company to fail a REIT gross income or asset test, and that the Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, the Company could fail to qualify as a REIT unless it was able to qualify for a statutory REIT "savings" provision, which may require it to pay a significant penalty tax to maintain its REIT qualification.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by its parent REIT or through a disregarded or partnership subsidiary. The subsidiary corporation and the REIT must jointly elect to treat the subsidiary as a TRS. Any corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS.

A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the parent REIT and the REIT recognizes as income the dividends, if any, that it receives from the TRS. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of such TRSs in determining the parent REIT's compliance with the REIT requirements, TRSs may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees). Other than activities relating to the operation or management of lodging and healthcare facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants without causing the parent REIT to receive impermissible tenant service income under the REIT gross income tests.

Domestic TRSs are subject to U.S. federal income tax, and state and local income tax, where applicable, on their taxable income. To the extent that a domestic TRS is required to pay taxes, it will have less cash available for distribution to the Company. If dividends are paid to the Company by its domestic TRSs, then the dividends it pays to our holders who are taxed at individual rates, up to the amount of dividends it receives from its domestic TRSs, will generally be eligible to be taxed at the reduced 20% rate applicable to qualified dividend income.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. See "—New Interest Deduction Limitation."

The Company is subject to the limitation that securities in TRSs may not represent more than 25% (20% for taxable years between January 1, 2018 and December 31, 2025) of the value of the Company's total assets. There can be no assurance that we will be able to comply with this limitation.

In general, the Company intends that any loans that are originated or acquired with an intention of selling such loans in a manner that might expose us to a 100% tax on "prohibited transactions" if originated or acquired by us directly, will instead be originated or acquired by a TRS. Refer to the section entitled "—Gross Income Tests—Prohibited Transactions." It is possible that such a TRS through which sales of securities are made may be treated as a "dealer" for U.S. federal income tax purposes. As a dealer, a TRS would generally mark all the securities it holds on the last day of each taxable year to their market value, and will recognize ordinary income or loss on such securities with respect to such taxable year as if they had been sold for that value on that day. In addition, a TRS may further elect to be subject to the mark-to-market regime described above in the event that the TRS is properly classified as a "trader" as opposed to a "dealer" for U.S. federal income tax purposes.

Subsidiary REITs. We own interests (directly or indirectly) in one or more entities that qualify as REITs. We believe that each such REIT has operated, and will continue to operate, in a manner to permit us to qualify for taxation as a REIT for U.S. federal income tax purposes and that stock in any such REIT will thus be a qualifying asset for purposes of the 75% asset test. However, if any such REIT fails to qualify as a REIT then (i) the entity would become subject to regular corporate income tax, as described herein (refer below to the section entitled "—Failure to Qualify") and (ii) the Company's equity interest in such entity would cease to be a qualifying real estate asset for purposes of the 75% asset test and, if our protective TRS elections were ineffective, would become subject to the 5% asset test and the 10% vote or value test generally applicable to the Company's ownership in corporations other than REITs, QRSs or TRSs (refer below to the section entitled "—Asset Tests"). If such an entity failed to qualify as a REIT, it is possible that we would not meet the 75% asset test, the 5% asset test, and/or the 10% vote or value test with respect to its interest in such entity, in which event we would fail to qualify as a REIT, unless we qualify for certain relief provisions.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or a TMP under the Code if:

- substantially all of its assets consist of debt obligations or interests in debt obligations;

- more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

- the entity has issued debt obligations that have two or more maturities; and

- the payments required to be made by the entity on its debt obligations "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consists of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets and therefore the entity would not be treated as a TMP. Financing arrangements entered into, directly or indirectly, by the Company may give rise to TMPs, with the consequences described in the next paragraph.

A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a QRS that is a TMP. If a REIT owns directly, or indirectly through one or more QRSs or other entities that are disregarded as separate entities for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a QRS and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT.

If the Company has an investment in an arrangement that is classified as a TMP, that TMP arrangement will be subject to tax as a separate corporation unless the Company owns 100% of the equity in such TMP arrangement so that it is treated as a QRS, as discussed above. Whether an arrangement is or is not a TMP may not be susceptible to precise determination. If an investment in which the Company owns an interest is characterized as a TMP and thus as a separate corporation, the Company will satisfy the 100% ownership requirement only so long as it owns all classes of securities that for tax purposes are characterized as equity, which is often an uncertain factual issue and in any event is unlikely in the Company's case given that it generally holds its assets through the Company's Operating Partnership. Accordingly, if an investment in which the Company owns an interest is characterized as a TMP that does not qualify as a QRS, the Company may be unable to comply with the REIT asset tests that restrict its ability to own most corporations. In addition, a portion of the REIT's income from a TMP arrangement that is not taxed as a separate corporation, which might be non-cash accrued income, could be treated as "excess inclusion income." The manner in which excess inclusion income is calculated is not clear under current law. However, as required by IRS guidance, the Company intends to make such determinations based on what it believes to be a reasonable method. Under the IRS guidance, a REIT's excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its holders in proportion to dividends paid. A REIT is required to notify holders of the amount of "excess inclusion income" allocated to them. A holder's share of excess inclusion income:

- cannot be offset by any net operating losses otherwise available to the holder;

- in the case of a holder that is a REIT, a regulated investment company or a common trust fund or other pass-through entity, is considered excess inclusion income of such entity;

- is subject to tax as unrelated business taxable income in the hands of most types of holders that are otherwise generally exempt from U.S. federal income tax;

- results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. holders; and

- is taxable (at the highest corporate tax rate, currently 21%) to the REIT, rather than its holders, to the extent allocable to the REIT's stock held in record name by holders that are disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations), in which case such disqualified organization could be obligated to reimburse the Company for that tax.

Tax-exempt investors, regulated investment company or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Gross Income Tests

The Company must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of the Company's gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

- rents from real property;

- interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

- dividends or other distributions on, and gain from the sale of, shares in other REITs;

- gain from the sale of real estate assets;

- income and gain derived from foreclosure property;

- income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC's assets are real estate assets, in which case all of the income derived from the REMIC; and

- income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years that is received during the one-year period beginning on the date on which the Company received such new capital.

Although a debt instrument issued by a "publicly offered REIT" (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a "real estate asset" for purposes of the asset tests, the interest income and gain from the sale of such debt instruments is not treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of the Company's gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. For purposes of the 95% gross income test, gain from the sale of securities includes gain from the sale of a debt instrument issued by a "publicly offered REIT" even if not secured by real property or an interest in real property. Gross income from the sale of property that the Company holds primarily for sale to customers in the ordinary course of business and cancellation of indebtedness, or COD income is excluded from both the numerator and the denominator in both income tests. Income and gain from "qualified hedging transactions," as defined below in "—Hedging

Transactions," that are clearly and timely identified as such are excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains are excluded from gross income for purposes of one or both of the gross income tests. Refer below to the section entitled "—Foreign Currency Gain." The following paragraphs discuss the specific application of the gross income tests to the Company.

Rents from Real Property

Rent that the Company receives from its real property will qualify as "rents from real property" which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

- First, the rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

- Second, rents the Company receives from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, and either: (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space; or (ii) the TRS leases a qualified lodging facility or qualified health care property and engages an eligible independent contractor, as defined above in "—Taxable REIT Subsidiaries," to operate such facility or property on its behalf. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

- Third, if rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

- Fourth, the Company generally must not operate or manage its real property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom the Company does not derive revenue. However, the Company may provide services directly to tenants if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, the Company may directly provide a minimal amount of "noncustomary" services to the tenants of a property as long as its income from the services (valued at not less than 150% of the Company's direct cost of performing such services) does not exceed 1% of its income from the related property in which case only the amounts for noncustomary services are not treated as rents from real property. If, however, the gross income from such noncustomary services exceeds this 1% threshold, none of the gross income derived from the relevant property will qualify as rents from real property. Furthermore, the Company may own up to 100% of the stock of a TRS that provides customary and noncustomary services to its tenants without tainting the rental income for the related properties. Refer to the section entitled "—Taxable REIT Subsidiaries."

Unless the Company determines that the resulting non-qualifying income under any of the following circumstances, taken together with all other non-qualifying income earned by it in the taxable year, will not jeopardize its qualification as a REIT, the Company does not intend to:

- derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease;

- rent any property to a related party tenant, including, except with respect to qualified health care properties and qualified lodging facilities, a TRS;

- charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above; or

- directly or indirectly perform services considered to be noncustomary or provided for the tenant's convenience other than through a TRS or independent contractor.

Interest

The term "interest," as defined for purposes of both gross income tests, generally excludes any amount that is based, in whole or in part, on the income or profits of any person. However, interest generally includes the following:

- an amount that is based on a fixed percentage or percentages of receipts or sales; and

- an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property and only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

Interest on debt secured by mortgages on real property or on interests in real property (including, in the case of a loan secured by real property and personal property, such personal property to the extent that it does not exceed 15% of the total fair market value of all such property securing the loan), including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of: (i) the date the Company agreed to acquire or originate the loan; or (ii) as discussed further below, in the event of a "significant modification," the date the Company modified the loan, then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property-that is, the amount by which the loan exceeds the value of the real property that is security for the loan. As discussed further below, IRS guidance provides that the Company does not need to redetermine fair market value of the real property securing the loan in connection with a loan modification that is occasioned by a borrower default or made at a time when the Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the loan.

The Company invests in loans secured by real property that is under construction or being significantly improved, in which case the value of the real estate that is security for the loan will be the fair market value of the land plus the reasonably estimated cost of the improvements or developments (including, in the case of a loan secured by real property and personal property, such personal property to the extent that it does not exceed 15% of the total fair market value of all such property securing the loan) which will secure the loans and which are to be constructed from proceeds of the loan.

The Company holds certain mezzanine loans and may originate or acquire other mezzanine loans. Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied.

Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the Company expects that some of its mezzanine loans may not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that the Company originates or acquires do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We believe that we currently invest in mezzanine loans, and intend to continue to invest in mezzanine loans, in a manner that will enable us to satisfy the REIT gross income and asset tests.

The Company and its subsidiaries hold certain participation interests, or subordinated mortgage interests, in mortgage loans and mezzanine loans originated by other lenders. A subordinated mortgage interest is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant's investment depends upon the performance of the underlying loan and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations, which will be a first loss position in the event of a default by the borrower. The Company expects that its (and its subsidiaries') participation interests generally will qualify as real estate assets for purposes of the REIT asset tests described below and that interest derived from such investments generally will be treated as qualifying interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge the Company's treatment of its participation interests.

Many of the terms of the mortgage loans, mezzanine loans and subordinated mortgage interests and the loans supporting the MBSs that the Company holds or expects to acquire have been modified and may in the future be modified. Under the Code, if the terms of a loan are modified in a manner constituting a "significant modification," such modification triggers a deemed exchange of the original loan for the modified loan. Revenue Procedure 2014-51 provides a safe harbor pursuant to which the Company will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when the Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of the Company's loan modifications will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent the Company significantly modifies loans in a manner that does not qualify for that safe harbor, it will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, the Company generally will not obtain third-party appraisals but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge the Company's internal valuations. If the terms of the Company's mortgage loans, mezzanine loans and subordinated mortgage interests and loans supporting its MBSs are significantly modified in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, the Company could fail the 75% gross income test, the 75% asset test and/or the 10% value test.

The Company and its subsidiaries also hold, and may in the future, acquire distressed mortgage loans. Revenue Procedure 2014-51 provides that the IRS will treat distressed mortgage loans acquired by a REIT that are secured by real property and other property as producing in part non-qualifying income for the 75% gross income test. Specifically, Revenue Procedure 2014-51 indicates that interest income on such a distressed mortgage loan will be treated as qualifying income based on the ratio of: (i) the fair market value of the real property securing the debt determined as of the date the REIT committed to acquire the loan; and (ii) the face amount of the loan (and not the purchase price or current value of the debt). The face amount of a distressed mortgage loan will typically exceed the fair market value of the real property securing the mortgage loan on the date the REIT commits to acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the recent legislative changes regarding the treatment of personal property securing a mortgage loan. The Company intends to invest in distressed mortgage loans in a manner that consistent with qualifying as a REIT.

The Company and its subsidiaries have entered into certain sale and repurchase agreements under which it nominally sells certain mortgage assets to a counterparty and simultaneously enters into an agreement to repurchase the sold assets. Based on positions the IRS has taken in analogous situations, the Company believes that it will be treated for purposes of the REIT gross income and asset tests (refer below to the section entitled "—Asset Tests") as the owner of the mortgage assets that are the subject of any such agreement notwithstanding that record ownership of the assets is transferred to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that the Company does not own the mortgage assets during the term of the sale and repurchase agreement, in which case its ability to qualify as a REIT could be adversely affected.

The Company may invest in other agency securities that are pass-through certificates. The Company expects that any such agency securities will be treated as either interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such agency securities will be qualifying income for the 95% gross income test. In the case of agency securities treated as interests in grantor trusts, the Company would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that such loan is secured by real property, as discussed above. In the case of agency securities treated as interests in a REMIC, income derived from such REMIC interests generally will be treated as qualifying income for purposes of the 75% gross income test. As discussed above, however, if less than 95% of the assets of the REMIC are real estate assets then only a proportionate part of the income derived from the Company's interest in the REMIC will qualify for purposes of the 75% gross income tests. To the extent that a REMIC interest includes an imbedded interest swap or cap contract or other derivative instrument, such derivative instrument could produce non-qualifying income for purposes of the 75% gross income test. The Company expects that substantially all of its income from agency securities will be qualifying income for purposes of the 75% and 95% gross income tests.

Dividends; Subpart F Income

The Company's share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which it owns an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company's share of any dividends received from any other REIT in which it owns an equity interest, including any subsidiary REIT, will be qualifying income for purposes of both gross income tests.

In addition, the Company may be required to include in gross income its share of "Subpart F income" of one or more foreign (non-U.S.) corporations in which it invests, including its foreign TRSs, regardless of whether it receives distributions from such corporations. Pursuant to Revenue Procedure 2018-48, the Company will treat certain income inclusions received with respect to equity investments in foreign TRSs as qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Fee Income

The Company expects to receive various fees in connection with its operations. Fee income will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by mortgages on or interests in real property, and the fees are not determined by the income and profits of any person. Other fees, such as origination and servicing fees, fees for acting as a broker-dealer and fees for managing investments for third parties, are not qualifying income for purposes of either gross income test. Any fees earned by a TRS are not included for purposes of the gross income tests.

Hedging Transactions

From time to time, the Company and its subsidiaries expect to enter into hedging transactions with respect to one or more of its assets or liabilities. The Company's hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. Income and gain from "qualified hedging transactions" are excluded from gross income for purposes of the 75% and 95% gross income tests. A "qualified hedging transaction" includes: (i) any transaction entered into in the normal course of the Company's trade or business primarily to manage the risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain); and (iii) any transaction entered into to "offset" a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property disposed of. The Company will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated or entered into and to satisfy other identification requirements in order to be treated as a qualified hedging transaction. The Company intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

COD Income

From time to time, the Company and its subsidiaries may recognize COD income, in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 75% and 95% gross income tests.

Foreign Currency Gain

Certain foreign currency gain is excluded from gross income for purposes of one or both of the gross income tests. "Real estate foreign exchange gain" is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations and certain foreign currency gain attributable to certain "qualified business units" of a REIT. "Passive foreign exchange gain" is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities, which is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. The Company believes that none of its assets are held or will be held primarily for sale to customers and that a sale of any of its assets has not been, and will not be, in the ordinary course of its business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

- the REIT has held the property for not less than two years;

- the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the net selling price of the property;

- either: (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies; (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year; (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year; (iv)(A) the aggregate adjusted tax bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (B) the three-year average percentage of properties sold by the REIT compared to all the REIT's properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%; or (v)(A) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (B) the three-year average percentage of properties sold by the REIT compared to all the REIT's properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

- in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

- if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

No assurance can be given that any property that the Company sells will not be treated as property held "primarily for sale to customers in the ordinary course of a trade or business" or that the Company will be able to comply with the safe harbor when disposing of assets. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates. The Company intends to structure its activities to avoid transactions that would result in a material amount of prohibited transaction tax.

Foreclosure Property

The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

- for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

- on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

The Company may acquire properties as a result of foreclosure or otherwise reducing the property to ownership when default has occurred or is imminent and may make foreclosure property elections with respect to some or all of those properties if such election is available (which may not be the case with respect to acquired "distressed loans").

Cash/Income Differences/Phantom Income

Due to the nature of the assets in which the Company invests, the Company may be required to recognize taxable income from those assets in advance of its receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

The Company may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as "market discount" for U.S. federal income tax purposes. The Company may elect to include in taxable income accrued market discount as it accrues rather than as it is realized for economic purposes, resulting in phantom income. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If the Company collects less on the debt instrument than its purchase price plus the market discount it had previously reported as income, it may not be able to benefit from any offsetting loss deductions.

The Company may acquire MBSs that have been issued with original issue discount. In general, the Company will be required to accrue original issue discount based on the constant yield to maturity of the MBS, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments are received on such debt instrument. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question will be determined and the Company will be taxed based on the assumption that all future payments due on the MBS in question will be made. If all payments on the MBSs are not made, the Company may not be able to benefit from any offsetting loss deductions.

In addition, pursuant to its investment strategy, the Company may acquire distressed debt instruments and subsequently modify such instruments by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to the Company in a debt-for-debt exchange with the borrower. In that event, the Company may be required to recognize income to the extent the principal amount of the modified debt exceeds its adjusted tax basis in the unmodified debt, and would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS treated as a dealer, as described above, such a TRS would be required at the end of each taxable year, including the taxable year in which such modification was made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS generally would recognize a loss at the end of the taxable year in which the modifications were made to the extent the fair market value of such debt instrument was less than its principal amount after the modification.

In addition, in the event that any debt instruments or MBSs acquired by the Company are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, the Company may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the Company may be required to accrue interest income with respect to subordinate MBSs at the stated rate regardless of whether corresponding cash payments are received.

The Company may also be required under the terms of indebtedness that it incurs to private lenders or otherwise to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to holders of its securities.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that the Company may have substantial taxable income in excess of cash available for distribution. In that event, the Company may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized. Refer below to the section entitled "— Distribution Requirements."

Failure to Satisfy the Gross Income Tests

If the Company fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

- the Company's failure to meet those tests is due to reasonable cause and not to willful neglect; and

- following such failure for any taxable year, the Company files a schedule of the sources of its income with the IRS.

The Company cannot predict, however, whether in all circumstances it would qualify for the relief provisions. In addition, as discussed above in the section entitled "—Taxation of BrightSpire Capital, Inc." even if the relief provisions apply, the Company would incur a 100% tax on the gross income attributable to the greater of the amount by which it fails the 75% or 95% gross income test, in each case, multiplied by a fraction intended to reflect its profitability.

Asset Tests

To qualify as a REIT, the Company also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of its total assets must consist of:

- cash or cash items, including certain receivables and money market funds;

- government securities;

- interests in real property, including leaseholds, options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as "rents from real property;"

- interests in mortgage loans secured by real property;

- stock in other REITs and debt instruments issued by "publicly offered REITs"

- investments in stock or debt instruments during the one-year period following the Company's receipt of new capital that it raises through equity offerings or public offerings of debt with at least a five-year term; and

- regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if the Company held such assets, the Company will be treated as holding directly its proportionate share of the assets of such REMIC.

Second, of the Company's investments not included in the 75% asset class, the value of its interest in any one issuer's securities may not exceed 5% of the value of its total assets, or the 5% asset test.

Third, of the Company's investments not included in the 75% asset class, it may not own more than 10% of the voting power or value of any one issuer's outstanding securities, or the 10% vote or value test.

Fourth, no more than 25% (20% for taxable years between January 1, 2018 and December 31, 2025) of the value of the Company's total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Company's total assets may consist of securities that are not qualifying assets for purposes of the 75% asset test described above, or the 25% securities test.

Sixth, no more than 25% of the value of the Company's total assets may consist of debt instruments issued by "publicly offered REITs" to the extent such debt instruments are not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote or value test and the 25% securities test, the term "securities" does not include stock in another REIT, debt of a "publicly offered REIT," equity or debt securities of a QRS or, in the case of the 5% asset test and 10% vote or value test, TRS debt or equity, mortgage loans or MBSs that constitute real estate assets, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT (other than a "publicly offered REIT"), except, for purposes of the 10% value test, the term "securities" does not include:

- "Straight debt" securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if: (i) the debt is not convertible, directly or indirectly, into equity; and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors. "Straight debt" securities do not include any securities issued by a partnership or a corporation in which the Company or any TRS in which the Company owns more than 50% of the voting power or value of the shares hold non-"straight debt" securities that have an aggregate value of more than 1% of the issuer's outstanding securities. However, "straight debt" securities include debt subject to the following contingencies:

- a contingency relating to the time of payment of interest or principal, as long as either: (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield; or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer's debt obligations held by the Company exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

- a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

- Any loan to an individual or an estate;

- Any "section 467 rental agreement" other than an agreement with a related party tenant;

- Any obligation to pay "rents from real property;"

- Certain securities issued by governmental entities;

- Any security issued by a REIT;

- Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which the Company is a partner to the extent of its proportionate interest in the equity and debt securities of the partnership; and

- Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in the section entitled "—Gross Income Tests."

For purposes of the 10% value test, the Company's proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

The Company's holdings of securities and other assets have complied, and will continue to comply, with the foregoing asset tests, and the Company intends to monitor its compliance on an ongoing basis. However, independent appraisals have not been obtained to support the Company's conclusions as to the value of its assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in collateralized debt obligation transactions, may not be susceptible to a precise determination, and values are subject to change in the future.

Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the asset tests. Accordingly, there can be no assurance that the IRS will not contend that the Company's interests in its subsidiaries or in the securities of other issuers will not cause a violation of the asset tests.

As described above, Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test and the 10% vote or value test). Refer to the section entitled "—Gross Income Tests." The Company expects that some of its mezzanine loans may not qualify for that safe harbor. To the extent that the Company determines that a mezzanine loan likely would not qualify for the safe harbor and also would not be excluded from the definition of securities for purposes of the 10% vote or value test or could cause the Company not to satisfy the 75% or 5% assets tests, it would hold that mezzanine loan through a TRS.

The Company owns stock in several REITs and expects to invest in the stock of other entities that intend to qualify as REITs in the future. The Company believes that any stock that it has acquired or will acquire in other REITs has been, or will be, qualifying assets for purposes of the 75% asset test. If a REIT in which the Company owns stock fails to qualify as a REIT in any year, however, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, the Company would be subject to the 5% asset test, the 10% vote or value test and the 25% securities test described above with respect to its investment in such a disqualified REIT. Consequently, if a REIT in which the Company owns stock fails to qualify as a REIT, the Company could fail one or more of the asset tests described above. To the extent the Company invests in other REITs, it intends to do so in a manner that will enable it to continue to satisfy the REIT asset tests.

As discussed above in the section entitled "—Gross Income Tests," the Company and its subsidiaries may invest in distressed mortgage loans. In general, under the applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (i) the date the Company agreed to acquire or originate the loan; or (ii) in the event of a significant modification, the date the Company modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT's treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (i) the fair market value of the loan on the relevant quarterly REIT asset testing date; or (ii) the greater of (A) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date or (B) the fair market value of the real property securing the loan determined as of the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the recent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and the personal property securing the loan. There can be no assurance that later interpretations of or any clarifications to this Revenue Procedure will be consistent with how the Company currently is applying it to its REIT compliance analysis. The Company intends to invest in distressed mortgage loans in a manner consistent with qualifying as a REIT.

Also as discussed above, the Company intends to invest in agency securities that are pass-through certificates. The Company expects that the agency securities will be treated either as interests in grantor trusts or as interests in REMICs for U.S. federal income tax purposes. In the case of agency securities treated as interests in grantor trusts, the Company would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans generally will qualify as real estate assets to the extent that they are secured by real property. The Company expects that substantially all of its agency securities treated as interests in a grantor trust will qualify as real estate assets. In the case of agency securities treated as interests in a REMIC, such interests generally will qualify as real estate assets. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of the Company's interest in the REMIC will qualify as a real estate asset. To the extent that the Company holds mortgage participations or MBSs that do not represent interests in a grantor trust or REMIC interests, such assets may not qualify as real estate assets depending upon the circumstances and the specific structure of the investment.

Failure to Satisfy the Asset Tests

The Company has monitored, and will continue to monitor, the status of its assets for purposes of the various asset tests. If the Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT qualification if:

- the Company satisfied the asset tests at the end of the preceding calendar quarter; and

- the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the Company does not satisfy the condition described in the second item, above, it still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If at the end of any calendar quarter the Company violates the 5% asset test or the 10% vote or value test described above, it will not lose its REIT qualification if: (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million); and (ii) it disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, the Company will not lose its REIT status if it: (i) disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies the failure; (ii) it files a description of each asset causing the failure with the IRS; and (iii) pays a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which the Company failed to satisfy the asset tests.

Distribution Requirements

Each taxable year, the Company must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our holders in an aggregate amount at least equal to the sum of:

- 90% of its "REIT taxable income," computed without regard to the dividends paid-deduction and its net capital gain or loss; and

- 90% of its after-tax net income, if any, from foreclosure property; minus

- the sum of certain items of non-cash income.

Generally, the Company must pay such distributions in the taxable year to which they relate, or in the following taxable year if: (i) the Company declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration; or (ii) the Company declares the distribution in October, November or December of the taxable year, payable to holders of record on a specified day in any such month, and it actually pays the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the holders in the year in which paid and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year in which they were declared. In both instances, these distributions relate to the Company's prior taxable year for purposes of the 90% distribution requirement.

Unless the Company qualifies as a "publicly offered REIT," in order for its distributions to be counted as satisfying the annual distribution requirement for REITs and to provide it with the REIT-level tax deduction, such distributions must not have been "preferential dividends." A dividend is not a preferential dividend if that distribution is: (i) pro rata among all outstanding shares within a particular class; and (ii) in accordance with the preferences among different classes of stock as set forth in the Company's organizational documents. The Company believes that it qualifies as "publicly offered REIT," and so long as it qualifies as a "publicly offered REIT," the preferential dividend rule will not apply to it.

The Company will pay U.S. federal income tax on taxable income, including net capital gain, that it does not distribute to holders. Furthermore, if the Company fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

- 85% of its REIT ordinary income for such year;

- 95% of its REIT capital gain income for such year; and

- any undistributed taxable income from prior periods.

The Company will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributes and the amounts of income retained on which the Company has paid corporate income tax.

The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If the Company so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, the Company may experience timing differences between the actual receipt of income and/ or payment of deductible expenses and the inclusion of that income or deduction in arriving at its REIT taxable income. Refer to, for example, the discussion of excess inclusion income above in the section entitled "—Requirements for Qualification— Taxable Mortgage Pools." Other potential sources of non-cash taxable income include gain recognized on the deemed exchange of distressed debt that has been modified, real estate and securities that have been financed through securitization structures, such as the collateralized debt obligation structure, which require some or all of available cash flow to be used to service borrowings, loans or MBSs that the Company holds that have been issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash and distressed loans on which the Company may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. Furthermore, under Section 451 of the Code, subject to certain exceptions, the Company must accrue income for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income. In addition, Section 162(m) of the Code places a per-employee limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer, chief financial officer and certain other highly compensated executive officers. Recent changes to Section 162(m) expanded the individuals covered by Section 162(m)'s limits and eliminated an exception that formerly permitted certain performance-based compensation to be deducted even if in excess of $1 million, which may have the effect of increasing our REIT taxable income, and recently proposed regulations under Section 162(m) provide that, contrary to certain prior private letter rulings previously issued by the IRS to several UPREITs, compensation subject to the Section 162(m) limit includes a publicly held corporation's distributive share of a partnership's deduction for any compensation the partnership pays for services performed by a covered employee of the publicly held corporation, which may also have the effect of increasing our REIT taxable income. In the event that such timing differences occur, it might be necessary to arrange borrowings or other means of raising capital to meet the distribution requirements. Additionally, the Company may, if possible, pay taxable dividends of our stock or debt to meet the distribution requirements.

Pursuant to IRS Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective stock dividend as a distribution of property under Section 301 of the Code (i.e., as a dividend to the extent of our earnings and profits), as long as at least 20% of the total dividend is available in cash and certain other requirements outlined in the revenue procedure are met.

Under certain circumstances, the Company may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our holders in a later year. The Company may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid income tax on amounts distributed as deficiency dividends, it will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

In addition, a REIT is required to distribute all accumulated earnings and profits attributable to non-REIT years by the close of its first taxable year in which it has non-REIT earnings and profits to distribute.

Interest Deduction Limitation

Commencing in taxable years beginning after December 31, 2017, Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of "adjusted taxable income," subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards and, for taxable years beginning before January 1, 2022, depreciation, amortization and depletion. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, rental, operation, acquisition, conversion, disposition, management, leasing or brokerage, within the meaning of Section 469(c)(7)(C) of the Code. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. If we do not make the election or if the election is determined not to be available with respect to all or certain of our business activities, this interest deduction limitation could result in us having more REIT taxable income and thus increase the amount of distributions we must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause our TRSs to have greater taxable income and thus potentially greater corporate tax liability.

Recordkeeping Requirements

The Company is required to maintain certain records under the REIT rules. In addition, to avoid a monetary penalty, the Company must request on an annual basis information from our holders designed to disclose the actual ownership of its outstanding shares of beneficial interest. The Company intends to continue to comply with these requirements.

Foreign Investments

The Company and its subsidiaries have acquired, and expect to acquire in the future, investments in foreign countries that will require it to pay taxes to foreign countries. Taxes that the Company pays in foreign jurisdictions may not be passed through to, or used by, our holders as a foreign tax credit or otherwise. The Company could be subject to U.S. federal income tax rules intended to prevent or minimize the value of the deferral of the recognition by it of passive-type income of foreign entities in which it owns a direct or indirect interest. As a result, the Company could be required to recognize taxable income for U.S. federal income tax purposes prior to receiving cash distributions with respect to that income or, in certain circumstances, pay an interest charge on U.S. federal income tax that it is deemed to have deferred. The Company's foreign investments might also generate foreign currency gains and losses. Certain foreign currency gains may be excluded from gross income for purposes of one or both of the gross income tests, as discussed above. Refer above to the section entitled "—Requirements for Qualification —Gross Income Tests."

Failure to Qualify

If the Company fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, it could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and the Company pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in the sections entitled "—Gross Income Tests—Failure to Satisfy the Gross Income Tests" and "—Asset Tests—Failure to Satisfy the Asset Tests."

If the Company fails to qualify as a REIT in any taxable year, and no relief provision applies, it would be subject to U.S. federal income tax on its taxable income at regular corporate rates. Additionally, for tax years beginning after December 31, 2022, we would possibly also be subject to certain taxes enacted by the Inflation Reduction Act of 2022 that are applicable to non-REIT corporations, including the nondeductible one percent excise tax on certain stock repurchases. In calculating its taxable income in a year in which it fails to qualify as a REIT, the Company would not be able to deduct amounts paid out to holders. In fact, the Company would not be required to distribute any amounts to holders in that year. In such event, to the extent of the Company's current and accumulated earnings and profits, distributions to most holders taxed at individual rates would generally be taxable at capital gains tax rates. For taxable years beginning after December 31, 2017, generally U.S. holders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Alternatively, such dividends paid to U.S. holders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

Unless the Company qualified for relief under specific statutory provisions, it also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. The Company cannot predict whether in all circumstances it would qualify for such statutory relief.

Taxation of Holders of Class A Common Stock

Taxation of Taxable U.S. Holders.

The following is a summary of certain U.S. federal income tax considerations related to the ownership and disposition of stock applicable to U.S. holders**.**

Taxation of U.S. Holders on Distributions on Our Stock

As long as the Company qualifies as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of the Company's current or accumulated earnings and profits that the Company does not designate as capital gain dividends or retained long-term capital gain. However, for tax years prior to 2026, generally U.S. holders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. For purposes of determining whether a distribution is made out of its current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to its preferred stock dividends and then to its common stock dividends.

Dividends paid to U.S. holders will not qualify for the dividends-received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 20% tax rate for qualified dividend income. The maximum tax rate for qualified dividend income is 20%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because the Company will not generally be subject to U.S. federal income tax on the portion of its REIT taxable income distributed to our holders (refer above to the section entitled "—Taxation of BrightSpire Capital, Inc."), its dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, the Company's ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income, which is currently a maximum rate of 37%. However, the 20% tax rate for qualified dividend income will apply to the Company's ordinary REIT dividends to the extent attributable: (i) to income retained by it in a prior non-REIT taxable year in which it or a predecessor was subject to corporate income tax (less the amount of tax); (ii) to dividends received by it from non-REIT corporations, such as domestic TRSs; and (iii) to the extent attributable to income upon which it has paid corporate income tax (e.g., to the extent that the Company distributes less than 100% of its net taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a holder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. In addition, dividends paid to certain individuals, trusts and estates whose income exceeds certain thresholds are subject to a 3.8% Medicare tax.

A U.S. holder generally will take into account as long-term capital gain any distributions that the Company designates as capital gain dividends without regard to the period for which the U.S. holder has held our stock. The Company generally will designate its capital gain dividends as either 20% or 25% rate distributions. Refer below to the section entitled "—Capital Gains and Losses." A corporate U.S. holder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

The Company may elect to retain and pay income tax on the net long-term capital gain that it receives in a taxable year. In that case, to the extent that the Company designates such amount in a timely notice to such holder, a U.S. holder would be treated as receiving its proportionate share of the Company's undistributed long-term capital gain and would receive a credit for its proportionate share of the tax the Company paid. The U.S. holder would increase the basis in its stock by the amount of its proportionate share of the Company's undistributed long-term capital gain, minus its share of the tax the Company paid.

To the extent that the Company makes a distribution in excess of its current and accumulated earnings and profits, such distribution will not be taxable to a U.S. holder to the extent that it does not exceed the adjusted tax basis of the U.S. holder's stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that the Company makes a distribution in excess of both its current and accumulated earnings and profits and the U.S. holder's adjusted tax basis in its stock, such holder will recognize long-term capital gain or short-term capital gain if the stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. holder. In addition, if the Company declares a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by the Company and received by the U.S. holder on December 31 of such year, provided that the Company actually pays the distribution during January of the following calendar year.

Holders may not include in their individual income tax returns any of the Company's net operating losses or capital losses. Instead, the Company would carry over such losses for potential offset against the Company's future income. Under Section 172 of the Code, the Company's deduction for any net operating loss carryforwards arising from losses it sustains in taxable years beginning after December 31, 2017, is limited to 80% of its REIT taxable income (determined without regard to the deduction for dividends paid), and any unused portion of losses arising in taxable years ending after December 31, 2017, may not be carried back, but may be carried forward indefinitely.

Taxable distributions from the Company and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, holders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the holder is a limited partner, against such income. In addition, taxable distributions from the Company and gain from the disposition of our stock generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 20% tax rate applicable to capital gains of U.S. holders taxed at individual rates). The Company will notify holders after the close of the Company's taxable year as to the portions of its distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

If excess inclusion income from a TMP or REMIC residual interest is allocated to any U.S. holder, that income will be taxable in the hands of the U.S. holder and would not be offset by any net operating losses of the U.S. holder that would otherwise be available. Refer to the section entitled "—Requirements for Qualification—Taxable Mortgage Pools." As required by IRS guidance, the Company intends to notify its U.S. holders if a portion of a dividend paid by it is attributable to excess inclusion income.

Taxation of U.S. Holders on the Disposition of BrightSpire Capital, Inc.'s Stock

In general, a U.S. holder will realize gain or loss upon the sale, redemption or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder's adjusted tax basis in the common stock at the time of the disposition. In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. holder must treat any loss upon a sale or exchange of stock held by such holder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from the Company that such U.S. holder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the stock may be disallowed if the U.S. holder purchases other substantially identical shares of our stock within 30 days before or after the disposition (in which case, the basis of the shares acquired would be adjusted to reflect the disallowed loss).

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 37%. However, the maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property," or depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation. In addition, capital gains recognized by certain individuals, trusts and estates whose income exceeds certain thresholds are subject to a 3.8% Medicare tax. With respect to distributions that the Company designates as capital gain dividends and any retained capital gain that it is deemed to distribute, the Company generally may designate whether such a distribution is taxable to its U.S. holders taxed at individual rates at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Expansion of Medicare Tax

The Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. holders that are individuals, estates, and trusts pay a 3.8% tax on "net investment income," which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. The temporary 20% deduction allowed by Section 199A of the Code with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. Prospective investors should consult their own tax advisors regarding this legislation.

Taxation of Tax-Exempt Holders

Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that the Company distributes to tax-exempt holders generally should not constitute UBTI. However, if a tax-exempt holder were to finance its investment in our stock with debt, a portion of the income that it receives from the Company would constitute UBTI pursuant to the "debt-financed property" rules. In addition, the Company's dividends that are attributable to excess inclusion income will constitute UBTI in the hands of most tax-exempt holders. Refer to the section entitled "— Requirements for Qualification—Taxable Mortgage Pools." Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from the Company as UBTI. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from the Company as UBTI if the Company is a "pension-held REIT." Such percentage is equal to the gross income that the Company derives from an unrelated trade or business, determined as if the Company were a pension trust, divided by the Company's total gross income for the year in which the Company pays the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

- the percentage of the Company's dividends that the tax-exempt trust would be required to treat as UBTI is at least 5%;

- the Company qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to its actuarial interests in the pension trust (refer to the section entitled "—Requirements for Qualification"); and

- either: (i) one pension trust owns more than 25% of the value of our stock; or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Holders

The rules governing U.S. federal income taxation of non-U.S. holders of stock are complex. This section is only a summary of such rules. Non-U.S. holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on the ownership of our stock, including any reporting requirements.

A non-U.S. holder that receives a distribution that is not attributable to gain from the Company's sale or exchange of a United States Real Property Interests, or USRPI, and that the Company does not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that the Company pays such distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. The Company's dividends that are attributable to excess inclusion income will be subject to the 30% withholding tax, without reduction for any otherwise applicable income tax treaty. Refer to the section entitled "—Requirements for Qualification—Taxable Mortgage Pools." If a distribution is treated as effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to such distribution, and a non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. The Company plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. holder unless either:

- a lower treaty rate applies and the non-U.S. holder provides an IRS Form W-8BEN or W-8BEN-E to the Company evidencing eligibility for that reduced rate; or

- the non-U.S. holder files an IRS Form W-8ECI with the Company claiming that the distribution is effectively connected income.

A non-U.S. holder will not incur tax on a distribution in excess of the Company's current and accumulated earnings and profits if the excess portion of such distribution does not exceed the holder's adjusted basis of its stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both the Company's current and accumulated earnings and profits and the holder's adjusted basis of its stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because the Company generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, the Company normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. holder may claim a refund of amounts that the Company withholds if the Company later determines that a distribution in fact exceeded the Company's current and accumulated earnings and profits.

If the Company is treated as a "United States real property holding corporation," as described below, it will be required to withhold 15% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that it does not do so, the Company may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which the Company qualifies as a REIT, a non-U.S. holder will incur tax on distributions that are attributable to gain from the Company's sale or exchange of a USRPI under Foreign Investment in Real Property, or FIRPTA. A USRPI includes certain interests in real property and stock in "United States real property holding corporations," which are corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. holder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or an exemption also may be subject to the 30% branch profits tax on such a distribution. The Company must withhold 21% of any distribution that it could designate as a capital gain dividend. A non-U.S. holder may receive a credit against its tax liability for the amount the Company withholds.

Capital gain distributions to a non-U.S. holder that are attributable to the Company's sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as: (i) (A) such class of our stock is "regularly traded" on an established securities market in the United States; and (B) the non-U.S. holder did not own more than 10% of the applicable class of our stock at any time during the one-year period prior to the distribution; or (ii) the non-U.S. holder was treated as a "qualified shareholder" as discussed below. As a result, non-U.S. holders owning 10% or less of the applicable class of our stock that is "regularly traded" generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If a class of our stock is not regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 10% of our stock at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to the Company's sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. holder disposes of our stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. holder, then such non-U.S. holder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts the Company designates as retained capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by the Company of capital gain dividends. Under this approach, a non-U.S. holder would be able to offset as a credit against its U.S. federal income tax liability its proportionate share of the tax paid by the Company on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. holder's proportionate share of such tax paid by the Company exceeds its actual U.S. federal income tax liability, provided that the non-U.S. holder furnishes required information to the IRS on a timely basis, which may require the filing of a tax return with the IRS.

A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as the Company: (i) is not a "United States real property holding corporation" during a specified testing period; or (ii) is a domestically controlled qualified investment entity. A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by foreign persons at all times during a specified testing period. The Company believes that it will be a domestically controlled qualified investment entity, but because our stock will be publicly traded, it cannot assure you that it in fact will be a domestically controlled qualified investment entity. However, even if the Company was a "United States real property holding corporation" and it was not a domestically controlled qualified investment entity, a non-U.S. holder that owned, actually or constructively, 10% or less of the applicable class of our stock at all times during a specified testing period would not incur tax under FIRPTA if that class of our stock is "regularly traded" on an established securities market. Because the Company's common and preferred stock will be regularly traded on an established securities market, a non-U.S. holder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 10% of the applicable class of our stock. If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. holder would be taxed in the same manner as U.S. holders with respect to such gain, subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder will incur tax on gain not subject to FIRPTA if: (i) the gain is effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain; or (ii) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains.

Qualified Shareholders

Subject to the exception discussed below, any distribution to a "qualified shareholder," as defined below, who holds our stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. While a "qualified shareholder" will not be subject to FIRPTA withholding on REIT distributions, certain investors of a "qualified shareholder" (i.e., non-U.S. persons who hold interests in the "qualified shareholder" (other than interests solely as a creditor), and hold more than 10% of our stock (whether or not by reason of the investor's ownership in the "qualified shareholder")) may be subject to FIRPTA withholding.

In addition, a sale of our stock by a "qualified shareholder" who holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. As with distributions, certain investors of a "qualified shareholder" (i.e., non-U.S. persons who hold interests in the "qualified shareholder" (other than interests solely as a creditor), and hold more than 10% of our stock (whether or not by reason of the investor's ownership in the "qualified shareholder")) may be subject to FIRPTA withholding on a sale of our stock.

A "qualified shareholder" is a foreign person that: (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that are regularly traded on the NYSE or NASDAQ markets; (ii) is a qualified collective investment vehicle, as defined below; and (iii) maintains records on the identity of each person who, at any time during the foreign person's taxable year, is the direct owner of 5% or more of the class of interests or units, as applicable, described in (i), above.

A qualified collective investment vehicle is a foreign person that: (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT; (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a "United States real property holding corporation" if it were a domestic corporation; or (iii) is designated as such by the Secretary of the Treasury and is either (A) fiscally transparent within the meaning of Section 894 of the Code or (B) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a "qualified foreign pension fund" (or an entity all of the interests of which are held by a "qualified foreign pension fund") who holds our stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. In addition, a sale of our stock by a "qualified foreign pension fund" that holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation or other organization or arrangement: (i) which is created or organized under the law of a country other than the United States; (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered; (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income; (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates; and (v) with respect to which, under the laws of the country in which it is established or operates, (A) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate or (B) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by certain non-U.S. holders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock received after December 31, 2018, by certain non-U.S. holders (subject to the proposed Treasury Regulations discussed below). If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. The Company will not pay any additional amounts in respect of any amounts withheld.

While withholding under FATCA would have applied to payments of gross proceeds from the sale or disposition of our stock received after December 31, 2018, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Information Reporting Requirements and Backup Withholding; Shares Held Offshore

The Company will report to its holders and to the IRS the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a holder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:

- is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

- provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder who does not provide the Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their non-foreign status to the Company.

Backup withholding will generally not apply to payments of dividends made by the Company or its paying agents, in their capacities as such, to a non-U.S. holder, provided that the non-U.S. holder furnishes to the Company or its paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either the Company or its paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. holder of our stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by U.S. holders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. The Company will not pay any additional amounts in respect of any amounts withheld.

Other Tax Consequences

Tax Aspects of BrightSpire Capital, Inc.'s Investments in the Operating Partnership and the Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to the Company's direct or indirect investments in the Company's Operating Partnership and any subsidiary partnerships or limited liability companies that the Company forms or acquires interests in and that are treated as partnerships for U.S. federal income tax purposes (individually, "Partnership" and, collectively, as the "Partnerships"). The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws. The Company will include in its income its proportionate share of Partnership items of income, gain, loss, deduction or credit for purposes of the REIT income tests, and will include its proportionate share of assets held by the Partnerships based on its capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership, other than certain securities specifically excluded under the Code). The Company's interest in a Partnership is calculated based on either the Company's percentage ownership of the capital of the Partnership or based on the allocations provided in the applicable partnership or limited liability company agreement, using the more conservative calculation. Consequently, to the extent that the Company holds an equity interest in a Partnership, the Partnership's assets and operations may affect its ability to qualify as a REIT, even though the Company may have no control, or have only limited influence, over the Partnership.

Classification as Partnerships. The Company is entitled to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member) rather than as a corporation or an association taxable as a corporation. An unincorporated domestic entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

- is treated as a partnership under the Treasury Regulations relating to entity classification or the check-the-box regulations, as described below; and

- is not a "publicly traded" partnership, as defined below.

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or as an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member) for U.S. federal income tax purposes. Each Partnership intends to be classified as a partnership for U.S. federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends, or the 90% passive income exception. Treasury Regulations provide additional limited safe harbors from the definition of a publicly traded partnership. Pursuant to the private placement exclusion safe harbor, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if: (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act; and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if: (i) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership; and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership is expected to qualify for treatment as a partnership for U.S. federal income tax purposes pursuant to the 90% passive income exception or the private placement safe harbor. The Company has not requested, and does not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships for U.S. federal income tax purposes.

If, for any reason, a Partnership in which the Company owned more than 10% of the equity were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, the Company likely would not be able to qualify as a REIT unless it qualified for certain relief provisions. Refer to the sections entitled "—Requirements for Qualification—Gross Income Tests" and "—Requirements for Qualification—Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur tax liability without any related cash distribution.

Refer to the section entitled "—Requirements for Qualification—Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as holders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership generally is not a taxable entity for U.S. federal income tax purposes. Rather, the Company is required to take into account its allocable share of each Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the Company's taxable year, without regard to whether the Company has received or will receive any distribution from such Partnership. For taxable years beginning after December 31, 2017, however, the tax liability for adjustments to a Partnership's tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in a tax-deferred transaction or contributed property in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, or built-in gain or built-in loss, respectively, is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Basis in Partnership Interest. The Company's adjusted tax basis in any Partnership generally is equal to:

- the amount of cash and the basis of any other property contributed by the Company to the Partnership;

- increased by the Company's allocable share of the Partnership's income and its allocable share of indebtedness of the Partnership; and

- reduced, but not below zero, by the Company's allocable share of the Partnership's loss and the amount of cash distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions or any decrease in the Company's share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, would reduce the Company's adjusted tax basis below zero, such distributions or decreases will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships. The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. The Partnership's initial basis in contributed properties acquired in exchange for units of the Partnership should be the same as the transferor's basis in such properties on the date of acquisition. Although the law is not entirely clear, the Partnership generally will depreciate such property for U.S. federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under the U.S. federal income tax laws governing partnership allocations to use another method for allocating tax depreciation deductions attributable to contributed or revalued properties, which could result in the Company receiving a disproportionate share of such deductions.

Legislative or Other Actions Affecting REITs

This discussion is based upon the provision of the Code, the Treasury Regulations and administrative and judicial interpretations thereof, all as of the date thereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences (including applicable tax rates) different from those summarized herein. The Company cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their holders will be enacted. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in the Company's stock. Holders should consult their tax advisors regarding the effect of potential changes to the U.S. federal tax laws and on an investment in our stock.

State, Local and Foreign Taxes

The Company and/or you may be subject to taxation by various states, localities and foreign jurisdictions, including those in which the Company or a holder transacts business, owns property or resides. The state, local and foreign tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you are urged to consult your tax advisors regarding the effect of state, local and foreign tax laws upon an investment in our stock.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2025.

Item 11. Executive Compensation.

The information required by Item 11 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters.

The information required by Item 12 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2025.

Item 15. Exhibits and Financial Statement Schedules
(a)(1) and (2). Financial Statement and Schedules of BrightSpire Capital, Inc.

All other schedules are omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of BrightSpire Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BrightSpire Capital, Inc. and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for the year ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Current Expected Credit Loss ("CECL") Reserve — Fair Value of Collateral on Individually Assessed Loans – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The CECL reserve for the Company's loans held for investment, as described in Note 2 to the financial statements, represents a lifetime estimate of expected credit losses. The CECL reserve is measured on a collective (pool) basis when similar risk characteristics exist for multiple loans. For loans that do not share similar risk characteristics, the Company evaluates the CECL reserve on an individual basis. The Company considers loans to be collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral or foreclosure is probable. For such loans, the Company estimates the CECL reserve based on the difference between the fair value of the underlying collateral and the amortized cost basis of the loan.

Given the judgmental nature of the significant assumptions used by management in determining the fair value of the loan's underlying collateral, specifically the capitalization rates, discount rates, market rental rates, and sales comparables, performing audit procedures to evaluate the estimated fair values that utilize these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's capitalization rates, discount rates, market rental rates, and sales comparables used in determining the fair value of the underlying collateral included the following, among others:

- We tested the effectiveness of controls over the estimation of the fair value of collateral, including management's review of the assumptions utilized in determining the fair value of the underlying collateral.

- With the assistance of our internal fair value specialists, we evaluated the reasonableness of the valuation methodologies and assumptions, including capitalization rates, discount rates, market rental rates, and sales comparables used by management. Our procedures also included testing the mathematical accuracy of the models, and developing ranges of independent estimates of capitalization rates, discount rates, market rental rates, and sales comparables focusing on geographic location and property type and comparing those to the amounts used by management.

- We evaluated whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE, LLP

New York, New York
February 18, 2026

We have served as the Company's auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of BrightSpire Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BrightSpire Capital, Inc. (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor from 2017 to 2024.

New York, New York

February 19, 2025

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED BALANCE SHEETS
(in Thousands, Except Share and Per Share Data)

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 66,789	$ 302,173
Restricted cash	107,046	148,523
Loans and preferred equity held for investment	2,678,315	2,518,925
Current expected credit loss reserve	(87,401)	(165,932)
Loans and preferred equity held for investment, net	2,590,914	2,352,993
Real estate, net	679,779	777,421
Receivables, net	45,591	38,732
Deferred leasing costs and intangible assets, net	27,646	47,172
Assets held for sale	—	5,170
Other assets	47,065	51,294
Total assets	$ 3,564,830	$ 3,723,478
Liabilities		
Securitization bonds payable, net	$ 977,082	$ 1,087,074
Mortgage and other notes payable, net	414,060	619,055
Credit facilities	1,078,098	785,183
Accrued and other liabilities	63,709	82,625
Intangible liabilities, net	389	2,805
Escrow deposits payable	82,511	80,132
Dividends payable	20,576	20,793
Total liabilities	2,636,425	2,677,667
Commitments and contingencies (Note 14)		
Equity		
Stockholders' equity		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	—
Common stock, $0.01 par value per share		
Class A, 950,000,000 shares authorized, 128,627,246 and 129,685,185 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	1,286	1,297
Additional paid-in capital	2,863,377	2,865,341
Accumulated deficit	(1,926,231)	(1,812,083)
Accumulated other comprehensive loss	—	(6,337)
Total stockholders' equity	938,432	1,048,218
Noncontrolling interests in investment entities	(10,027)	(2,407)
Total equity	928,405	1,045,811
Total liabilities and equity	$ 3,564,830	$ 3,723,478

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED BALANCE SHEETS
(in Thousands)

The following table presents assets and liabilities of securitization vehicles and certain real estate properties that have noncontrolling interests as variable interest entities for which the Company is determined to be the primary beneficiary.

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 1,461	$ 4,237
Restricted cash	9,149	61,194
Loans and preferred equity held for investment, net	1,151,496	1,218,140
Real estate, net	149,343	191,102
Receivables, net	16,053	11,455
Deferred leasing costs and intangible assets, net	3,544	7,209
Other assets	23,970	22,662
Total assets	$ 1,355,016	$ 1,515,999
Liabilities		
Securitization bonds payable, net	$ 977,082	$ 1,087,074
Mortgage and other notes payable, net	96,348	165,810
Credit facilities	45,145	25,866
Accrued and other liabilities	8,074	9,229
Intangible liabilities, net	—	2,208
Escrow deposits payable	3,354	2,801
Total liabilities	$ 1,130,003	$ 1,292,988

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in Thousands, Except Per Share Data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net interest income			
Interest income	$ 194,888	$ 244,773	$ 298,702
Interest expense	(127,275)	(153,910)	(173,309)
Net interest income	67,613	90,863	125,393
Property and other income			
Property operating income	127,649	102,443	93,403
Other income	8,050	11,589	13,921
Total property and other income	135,699	114,032	107,324
Expenses			
Property operating expense	65,915	33,887	26,640
Transaction, investment and servicing expense	2,697	1,641	2,499
Interest expense on real estate	23,707	27,026	25,909
Depreciation and amortization	36,336	40,506	33,504
Increase of current expected credit loss reserve	24,001	135,798	108,149
Impairment of operating real estate	61,620	54,211	7,590
Compensation and benefits (including $12,836, $11,649 and $14,056 of equity-based compensation expense, respectively)	34,986	34,644	39,501
Operating expense	12,067	11,867	13,150
Total expenses	261,329	339,580	256,942
Other income			
Other gain (loss), net	(2,252)	228	613
Loss before equity in earnings of unconsolidated ventures and income taxes	(60,269)	(134,457)	(23,612)
Equity in earnings of unconsolidated ventures	—	—	9,055
Income tax benefit (expense)	21,501	(1,060)	(1,062)
Net loss	(38,768)	(135,517)	(15,619)
Net loss attributable to noncontrolling interests in investment entities	7,620	3,538	70
Net loss attributable to BrightSpire Capital, Inc. common stockholders	$ (31,148)	$ (131,979)	$ (15,549)
Net loss per common share - basic (Note 16)	$ (0.26)	$ (1.05)	$ (0.12)
Net loss per common share - diluted (Note 16)	$ (0.26)	$ (1.05)	$ (0.12)
Weighted average shares of common stock outstanding - basic (Note 16)	126,883	127,441	127,060
Weighted average shares of common stock outstanding - diluted (Note 16)	126,883	127,441	127,060

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in Thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (38,768)	$ (135,517)	$ (15,619)
Other comprehensive income (loss)			
Reclassification of net investment hedges to other gain (loss)	(18,603)	—	—
Foreign currency translation gain (loss)	24,940	(3,781)	(1,880)
Total other comprehensive income (loss)	6,337	(3,781)	(1,880)
Comprehensive loss	$ (32,431)	$ (139,298)	$ (17,499)
Comprehensive loss attributable to noncontrolling interests:			
Investment entities	7,620	3,538	70
Comprehensive loss attributable to common stockholders	$ (24,811)	$ (135,760)	$ (17,429)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in Thousands, Except Per Share Data)

	Common Stock Class A Shares	Common Stock Class A Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests in Investment Entities	Total Equity
Balance as of December 31, 2022	128,872	$ 1,289	$ 2,853,723	$ (1,466,568)	$ (676)	$ 1,387,768	$ 1,256	$ 1,389,024
Distributions	—	$ —	$ —	$ —	$ —	$ —	(55)	(55)
Issuance and amortization of equity-based compensation	1,620	16	14,040	—	—	14,056	—	14,056
Share forfeitures	(54)	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	(1,880)	(1,880)	—	(1,880)
Dividends and distributions declared ($0.80 per share)	—	—	—	(104,175)	—	(104,175)	—	(104,175)
Shares canceled for tax withholding on vested stock awards	(453)	(5)	(2,880)	—	—	(2,885)	—	(2,885)
Net loss	—	—	—	(15,549)	—	(15,549)	(70)	(15,619)
Balance as of December 31, 2023	129,985	$ 1,300	$ 2,864,883	$ (1,586,292)	$ (2,556)	$ 1,277,335	$ 1,131	$ 1,278,466
Issuance and amortization of equity-based compensation	1,636	16	11,633	—	—	11,649	—	11,649
Repurchase of common stock	(1,195)	(12)	(6,581)	—	—	(6,593)	—	(6,593)
Share forfeitures	(52)	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	(3,781)	(3,781)	—	(3,781)
Dividends and distributions declared ($0.72 per share)	—	—	—	(93,812)	—	(93,812)	—	(93,812)
Shares canceled for tax withholding on vested stock awards	(689)	(7)	(4,594)	—	—	(4,601)	—	(4,601)
Net loss	—	—	—	(131,979)	—	(131,979)	(3,538)	(135,517)
Balance as of December 31, 2024	129,685	$ 1,297	$ 2,865,341	$ (1,812,083)	$ (6,337)	$ 1,048,218	$ (2,407)	$ 1,045,811
Issuance and amortization of equity-based compensation	1,711	17	12,953	—	—	12,970	—	12,970
Repurchase of common stock	(2,043)	(22)	(10,912)	—	—	(10,934)	—	(10,934)
Share forfeitures	(80)	—	(133)	—	—	(133)	—	(133)
Other comprehensive income	—	—	—	—	6,337	6,337	—	6,337
Dividends and distributions declared ($0.64 per share)	—	—	—	(83,000)	—	(83,000)	—	(83,000)
Shares canceled for tax withholding on vested stock awards	(646)	(6)	(3,872)	—	—	(3,878)	—	(3,878)
Net loss	—	—	—	(31,148)	—	(31,148)	(7,620)	(38,768)
Balance as of December 31, 2025	128,627	$ 1,286	$ 2,863,377	$ (1,926,231)	$ —	$ 938,432	$ (10,027)	$ 928,405

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (38,768)	$ (135,517)	$ (15,619)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	36,336	40,506	33,504
Straight-line rental income	(1,581)	(2,084)	(2,135)
Amortization of above (below) market lease values, net	324	286	(127)
Amortization of premium/accretion of discount and fees on investments and borrowings, net	2,844	(6,935)	(10,985)
Amortization of deferred financing costs	8,206	8,049	10,689
Amortization of right-of-use lease assets and operating lease liabilities	(10)	120	107
Paid-in-kind interest added to loan principal, net of interest received	(2,591)	(1,702)	(5,022)
Designated hedges and foreign currency translation reclassified to earnings	3,362	—	—
Realized gain on sale of real estate, net	(1,112)	(144)	—
Increase of current expected credit loss reserve	24,001	135,798	108,149
Impairment of operating real estate	61,620	53,795	7,590
Amortization of equity-based compensation	12,836	11,649	14,056
Mortgage notes (above) below market value amortization	(30)	14	(1,533)
Deferred income tax benefit	(22,302)	(1,131)	(1,040)
Other loss, net	—	—	1,438
Changes in assets and liabilities:			
Receivables, net	(5,518)	4,529	1,512
Deferred costs and other assets	2,429	(2,930)	189
Other liabilities	(7,021)	(898)	(3,149)
Net cash provided by operating activities	73,025	103,405	137,624
Cash flows from investing activities:			
Acquisition, origination and funding of loans and preferred equity held for investment, net	(769,072)	(114,298)	(77,203)
Repayment on loans held for investment	284,106	420,869	455,928
Proceeds from sale of real estate	80,813	19,605	—
Acquisition of and additions to real estate and related intangibles	(17,943)	(6,093)	(7,056)
Distributions in excess of cumulative earnings from unconsolidated ventures	—	—	784
Cash relinquished in deconsolidation of subsidiaries	(6,353)	—	—
Cash and restricted cash received related to consolidation of loans held for investment and real estate owned	6,141	1,468	2,160
Change in escrow deposits payable	2,378	(8,471)	9,547
Net cash (used in) provided by investing activities	(419,930)	313,080	384,160
Cash flows from financing activities:			
Distributions paid on common stock	(83,000)	(99,060)	(103,951)
Shares canceled for tax withholding on vested stock awards	(3,878)	(4,601)	(2,885)
Repurchase of common stock	(10,934)	(6,593)	—
Borrowings from mortgage notes	—	—	34,466
Repayment of mortgage notes	(5,337)	(16,092)	(33,931)
Borrowings from master repurchase and credit facilities	614,968	297,618	133,145
Repayment of master repurchase and credit facilities	(322,054)	(665,389)	(320,562)
Borrowing from securitization bonds	—	582,595	—
Repayment of securitization bonds	(112,281)	(403,430)	(258,789)
Payment of deferred financing costs	(8,558)	(13,011)	(6,038)
Distributions to noncontrolling interests	—	—	(55)
Issuance of common stock	—	16	—
Net cash provided by (used in) financing activities	68,926	(327,947)	(558,600)
Effect of exchange rates on cash, cash equivalents and restricted cash	1,118	69	77
Net increase (decrease) in cash, cash equivalents and restricted cash	(276,861)	88,607	(36,739)
Cash, cash equivalents and restricted cash - beginning of period	450,696	362,089	398,828
Cash, cash equivalents and restricted cash - end of period	$ 173,835	$ 450,696	$ 362,089

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSPIRE CAPITAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in Thousands)

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets			
Beginning of the period			
Cash and cash equivalents	$ 302,173	$ 257,506	$ 306,320
Restricted cash	148,523	104,583	92,508
Total cash, cash equivalents and restricted cash, beginning of period	$ 450,696	$ 362,089	$ 398,828
End of the period			
Cash and cash equivalents	$ 66,789	$ 302,173	$ 257,506
Restricted cash	107,046	148,523	104,583
Total cash, cash equivalents and restricted cash, end of period	$ 173,835	$ 450,696	$ 362,089

	Year Ended December 31,		
	2025	2024	2023
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 145,921	$ 173,958	$ 190,051
Cash paid for income taxes, net of refunds	$ (1,866)	$ 2,039	$ 268
Supplemental disclosure of non-cash investing and financing activities:			
Deconsolidation of assets following foreclosure (refer to Note 4)	$ (264,170)	$ —	$ —
Deconsolidation of liabilities following foreclosure (refer to Note 4)	241,332	—	—
Accrual of distribution payable	20,576	(20,793)	(25,985)
Assets transferred to held for sale	34,284	—	—
Assumption of accounts payable, accrued expenses and other liabilities related to consolidation of VIE and assumption of real estate	(10,633)	(3,265)	(2,782)
Assumption of receivables and other assets related to consolidation of VIE and assumption of real estate	12,591	3,071	—
Assumption of real estate and consolidation of VIE (refer to Note 4)	226,964	72,293	122,472
Settlement of loans held for investment, net by real estate, net and assets held for sale	—	—	137,600
Right-of-use lease assets and operating lease liabilities	—	4,454	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Organization

BrightSpire Capital, Inc. (the "Company") is an internally-managed commercial real estate ("CRE") credit real estate investment trust ("REIT") focused on originating, acquiring, financing and managing a diversified portfolio consisting primarily of CRE debt investments and net leased properties. CRE debt investments primarily consist of senior mortgage loans, which the Company expects to be its primary investment strategy. Additionally, the Company may selectively originate mezzanine loans and make preferred equity investments, which may include profit participations. The mezzanine loans and preferred equity investments may be in conjunction with the Company's origination of corresponding senior mortgages on the same properties. Net leased properties consist of CRE properties with long-term leases to tenants on a net-lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance capital expenditures and real estate taxes.

The Company was organized in the state of Maryland on August 23, 2017 and maintains key offices in New York, New York and Los Angeles, California. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the taxable year ended December 31, 2018. The Company conducts all activities and holds substantially all assets and liabilities through the Company's operating subsidiary, BrightSpire Capital Operating Company, LLC (the "OP").

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are described below. The accounting policies of the Company's unconsolidated ventures are substantially similar to those of the Company.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. The portions of equity, net income and other comprehensive income of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated. The portions of equity, net income and other comprehensive income of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements.

The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary, or if the Company has the power to control an entity through a majority of voting interest or through other arrangements.

Variable Interest Entities

Variable Interest Entities—A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) whose equity holders lack the characteristics of a controlling financial interest; or (iii) is established with non-substantive voting rights. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE.

Voting Interest Entities—Unlike VIEs, voting interest entities have sufficient equity to finance their activities and equity investors exhibit the characteristics of a controlling financial interest through their voting rights. The Company consolidates such entities when it has the power to control these entities through ownership of a majority of the entities' voting interests or through other arrangements.

At each reporting period, the Company reassesses whether changes in facts and circumstances cause a change in the status of an entity as a VIE or voting interest entity, and/or a change in the Company's consolidation assessment.

As of December 31, 2025 and December 31, 2024, the Company has identified certain consolidated and unconsolidated VIEs. Assets of each of the VIEs, other than the OP, may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

Consolidated VIEs

In March 2024 and February 2025, the Company modified senior loan agreements on an Arlington, Texas multifamily property and a Mesa, Arizona multifamily property, respectively, which resulted in reconsideration events under ASC 810, *Consolidation*. The Company became a preferred equity investor in the parent company of the borrowers in the Arlington, Texas and Mesa, Arizona properties following the modifications, through which it can make contributions to the borrower. The Company made the determination that its investments in the Arlington, Texas and Mesa, Arizona multifamily properties were VIEs. Once the Company made its initial preferred equity contributions in July 2024 for the Arlington, Texas multifamily property and February 2025 for the Mesa, Arizona multifamily property, it triggered control rights over the properties and the Company became the primary beneficiary of the VIEs. The Company has the ability to control the most significant activities of the two multifamily properties' economic performance and the obligation to absorb losses or the right to receive benefits of the VIEs that could be significant to the VIEs. The Company consolidated the assets and liabilities of the VIEs, as well as the operations of the two properties, and they are included in real estate, net on its consolidated balance sheets. The consolidations did not result in a gain or loss. The loans and preferred equity investments for the Arlington, Texas and Mesa, Arizona are eliminated in consolidation. See Note 3, "Loans and Preferred Equity Held for Investment, net" and Note 4, "Real Estate, net and Real Estate Held for Sale" for further information.

Consolidated VIEs include securitization bonds payable, net, the Arlington, Texas multifamily loan, the Mesa, Arizona multifamily loan and certain operating real estate properties that have noncontrolling interests. The noncontrolling interests in the operating real estate properties, excluding the Arlington, Texas and Mesa, Arizona multifamily loans, represent third party joint venture partners with ownership of 5.0% at December 31, 2025 and ranging from 5.0% to 11.0% at December 31, 2024. These noncontrolling interests do not have substantive kick-out nor participating rights. The Arlington, Texas and Mesa, Arizona are multifamily loans in which we also hold preferred equity interests.

Unconsolidated VIEs

As of December 31, 2025, the Company held additional interests in nine unconsolidated VIEs relating to nine preferred equity investments. The table below shows key characteristics of these unconsolidated VIEs.

	Preferred Equity Investment originated in	Fixed Preferred Return[2]	Maximum Exposure to Loss[3]	Carrying Value	Commitment
Preferred Equity Investments 6 pack[1]	Q2 2025	14 %	$170.4 million	$9.9 million	$13.7 million
Preferred Equity Investment 7	Q3 2025	20 %	$23.1 million	$0.4 million	$2.0 million
Preferred Equity Investment 8	Q4 2025	15 %	$23.7 million	$1.0 million	$2.5 million
Preferred Equity Investment 9	Q4 2025	15 %	$42.5 million	$0.1 million	$1.3 million

_____

(1) The preferred equity investments were funded in relation to six senior loans that were originated prior to the second quarter of 2025, all with the same sponsor. The preferred equity investments are cross-collateralized. If there is a shortfall upon resolution of any of the six preferred equity investments, the Company will receive proceeds from the resolution of the other six remaining preferred equity investments.
(2) The Company does not hold any upside above the Fixed Preferred Returns.
(3) The Maximum Exposure to Loss represents the unpaid principal balances of the senior loans and preferred equity investments at December 31, 2025.

The Company has determined that it is not the primary beneficiary of the VIEs noted in the table above as it does not have power over decisions that most significantly affect the VIEs and has not consolidated these VIEs. The Company accounts for these investments as debt investments due to the mandatory redemption features within the preferred equity investment agreements. The mandatory redemption date is the same as the maturity date for the corresponding senior loans. The investments are included in loans and preferred equity held for investment, net on the Company's consolidated balance sheets.

As of December 31, 2024, the Company did not hold, and had no remaining obligations to, any unconsolidated VIEs.

Noncontrolling Interests

Noncontrolling Interests in Investment Entities represents interests in consolidated investment entities held by third party joint venture partners, including the operations of the Arlington, Texas and Mesa, Arizona multifamily properties collateralizing the senior loans.

Allocation of net income or loss is generally based upon relative ownership interests held by equity owners in each investment entity or based upon contractual arrangements that may provide for disproportionate allocation of economic returns among equity interests, including using a hypothetical liquidation at book value ("HLBV") basis, where applicable and substantive. HLBV uses a balance sheet approach, which measures each party's capital account at the end of a period, assuming that the subsidiary was liquidated or sold at book value. Each party's share of the subsidiary's earnings or loss is calculated by measuring the change in the party's capital account from the beginning of the period in question to the end of period, adjusting for effects of distributions and new investments.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income ("OCI"). The components of OCI include gain (loss) on derivative instruments used in the Company's risk management activities used for economic hedging purposes ("designated hedges") and gain (loss) on foreign currency translation.

Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Company makes adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Company's own creditworthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable, and it is significant to the fair value measurement, requiring significant management judgment or estimate.

Where the inputs used to measure the fair value of a financial instrument fall into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement.

Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial instruments. Gains and losses on items for which the fair value option has been elected are reported in earnings. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is applied on an instrument-by-instrument basis and is irrevocable unless a new election event occurs.

Business Combinations

Definition of a Business—The Company evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. If not, for an acquisition to be considered a business, it would have to include an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., there is a continuation of revenue before and after the transaction). A substantive process is not ancillary or minor, cannot be replaced without significant costs, effort or delay or is otherwise considered unique or scarce. To qualify as a business without outputs, the acquired assets would require an organized workforce with the necessary skills, knowledge and experience that performs a substantive process.

Asset Acquisitions—For acquisitions that are not deemed to be businesses, the assets acquired are recognized based on their cost to the Company as the acquirer and no gain or loss is recognized. The cost of assets acquired in a group is allocated to individual assets within the group based on their relative fair values and does not give rise to goodwill. Transaction costs related to the acquisition of assets are included in the cost basis of the assets acquired. Such valuations require management to make significant estimates and assumptions.

Business Combinations—The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method. Transaction costs related to the acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity, net of fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less at the time of acquisition are considered to be cash equivalents. The Company's cash is held with major financial institutions. Certain cash account balances exceed Federal Deposit Insurance Corporation insurance limits of $250,000 per account and as a result, there is a concentration of credit risk related to amounts in excess of the insurance limits. The Company monitors the financial stability of these financial institutions and believes it is not exposed to any significant credit risk in cash and cash equivalents.

Restricted Cash

Restricted cash consists primarily of securitization trust unused proceeds, borrower escrow deposits, tenant escrow deposits and real estate capital expenditure reserves.

Loans and Preferred Equity Held for Investment

The Company originates and purchases loans and preferred equity held for investment. The accounting framework for loans and preferred equity held for investment depends on the Company's strategy whether to hold or sell the loan and preferred equity or whether the loan was credit-impaired at the time of acquisition.

Loans and Preferred Equity Held for Investment

Loans and preferred equity that the Company has the intent and ability to hold for the foreseeable future are classified as held for investment. Originated loans and preferred equity are recorded at amortized cost, or outstanding unpaid principal balance plus exit fees less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by the Company. Purchased loans and preferred equity are recorded at amortized cost, or unpaid principal balance plus purchase premium or less unamortized discount. Costs to purchase loans and preferred equity are expensed as incurred. Preferred equity investments included in loans and preferred equity held for investment, net have fixed interest rates and mandatory redemption dates.

Interest Income—Interest income is recognized based upon contractual interest rate and unpaid principal balance of the loans and preferred equity. Net deferred loan fees on originated loans are deferred and amortized as adjustments to interest income over the expected life of the loans and preferred equity using the effective yield method. Premium or discount on purchased loans and preferred equity are amortized as adjustments to interest income over the expected life of the loans and preferred equity using the effective yield method. When a loan or preferred equity is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan and preferred equity is recognized as additional interest income.

The Company has debt investments in its portfolio that contain a payment-in-kind ("PIK") provision. Contractual PIK interest, which represents contractually deferred interest added to the loan or preferred equity balance that is due at the end of the loan term, is generally recorded on an accrual basis to the extent such amounts are expected to be collected. The Company will generally cease accruing PIK interest if there is insufficient value to support the accrual or management does not expect the borrower to be able to pay all principal and interest due.

Nonaccrual—Accrual of interest income is suspended on nonaccrual loans and preferred equity. Loans and preferred equity that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual status. Interest receivable is reversed against interest income when loans and preferred equity are placed on nonaccrual status. Interest collected is recognized on a cash basis by crediting income when received; or if ultimate collectability of loan or and preferred equity principal is uncertain, interest collected is recognized using a cost recovery method by applying interest collected as a reduction to loan and preferred equity carrying value. Loans and preferred equity may be restored to accrual status when all principal and interest are current and full repayment of the remaining contractual principal and interest are probable.

Loans Held for Sale

Loans that the Company intends to sell or liquidate in the foreseeable future are classified as held for sale. Loans held for sale are carried at the lower of amortized cost or fair value less disposal cost, with valuation changes recognized as impairment loss. Loans held for sale are not subject to Current Expected Credit Losses ("CECL") reserves. Net deferred loan origination fees and loan purchase premiums or discounts are deferred and capitalized as part of the carrying value of the held for sale loan until the loan is sold, and therefore are included in the periodic valuation adjustments based on lower of cost or fair value less disposal cost. At December 31, 2025 and December 31, 2024, there were no loans held for sale.

Operating Real Estate

Real Estate Acquisitions—Real estate acquired in acquisitions that are deemed to be business combinations is recorded at the fair values of the acquired components at the time of acquisition, allocated among land, buildings, improvements, equipment and lease-related tangible and identifiable intangible assets and liabilities, including forgone leasing costs, in-place lease values and above- or below-market lease values and assumed debt, if any. Real estate acquired in acquisitions that are deemed to be asset acquisitions is recorded at the total value of consideration transferred, including transaction costs, and allocated to the acquired components based upon relative fair value. The estimated fair value of acquired land is derived from recent comparable sales of land and listings within the same local region based on available market data. The estimated fair value of acquired buildings and building improvements is derived from comparable sales, discounted cash flow analysis using market-based assumptions, or replacement cost, as appropriate. The fair value of site and tenant improvements is estimated based upon current market replacement costs and other relevant market rate information.

Real Estate Held for Investment

Real estate held for investment is carried at cost less accumulated depreciation.

Costs Capitalized or Expensed—Expenditures for ordinary repairs and maintenance are expensed as incurred, while expenditures for significant renovations that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives.

Depreciation—Real estate held for investment, other than land, is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Real Estate Assets	Term
Building (fee interest)	28 to 47 years
Building leasehold interests	Lesser of remaining term of the lease or remaining life of the building
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	1 to 15 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	2 to 9 years

Impairment—The Company evaluates its real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company evaluates real estate for impairment on the lowest level of identifiable cash flows, which is generally on an individual property basis. If an impairment indicator exists, the Company evaluates the undiscounted future net cash flows that are expected to be generated by the property, including any estimated proceeds from the eventual disposition of the property. If multiple outcomes are under consideration, the Company may apply a probability-weighted approach to the impairment analysis. Another key consideration in this assessment is the Company's assumptions about the highest and best use of its real estate investments and its intent and ability to hold them for a reasonable period that would allow for the recovery of their carrying values. If such assumptions change and the Company shortens its expected hold period, this may result in the recognition of impairment losses. Based upon the analysis, if the carrying value of a property exceeds its undiscounted future net cash flows, an impairment loss is recognized for the excess of the carrying value of the property over the estimated fair value of the property. In evaluating and/or measuring impairment, the Company considers, among other things, current and estimated future cash flows associated with each property, market information for each sub-market, including, where applicable, capitalization rates, discount rates, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, and other quantitative and qualitative factors. See Note 4, "Real Estate, net and Real Estate Held for Sale" and Note 12, "Fair Value" for further detail.

Real Estate Held for Sale

Real estate is classified as held for sale in the period when (i) management approves a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, subject only to usual and customary terms, (iii) a program is initiated to locate a buyer and actively market the asset for sale at a reasonable price, and (iv) completion of the sale is probable within one year. Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to fair value less disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment loss may be reversed, but only up to the amount of cumulative loss previously recognized. Depreciation is not recorded on assets classified as held for sale. At the time a sale is consummated, the excess, if any, of sale price less selling costs over carrying value of the real estate is recognized as a gain.

If circumstances arise that were previously considered unlikely and, as a result, the Company decides not to sell the real estate asset previously classified as held for sale, the real estate asset is reclassified as held for investment. Upon reclassification, the real estate asset is measured at the lower of (i) its carrying amount prior to classification as held for sale, adjusted for depreciation expense that would have been recognized had the real estate been continuously classified as held for investment, and (ii) its estimated fair value at the time the Company decides not to sell.

At December 31, 2025, there were no properties classified as held for sale. At December 31, 2024, the Company classified one property as held for sale. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" and Note 12, "Fair Value" for further detail.

Foreclosed Properties

The Company receives foreclosed properties in full or partial settlement of loans held for investment by taking legal title or physical possession of the properties. Foreclosed properties are generally recognized at the time the real estate is received at foreclosure sale or upon execution of a deed-in-lieu of foreclosure. Foreclosed properties are initially measured at fair value. If the fair value of the property is lower than the carrying value of the loan, the difference is recognized through CECL reserves and the cumulative reserve on the loan is charged off prior to recording the loan as real estate. Fair value of foreclosed properties is generally based on a discounted cash flow, third party appraisals, broker price opinions, comparable sales, direct capitalization method or a combination thereof.

Investments in Unconsolidated Ventures

A noncontrolling, unconsolidated ownership interest in an entity may be accounted for using one of (i) equity method where applicable; (ii) fair value option if elected; (iii) fair value through earnings if fair value is readily determinable, including election of net asset value ("NAV") practical expedient where applicable; or (iv) for equity investments without readily determinable fair values, the measurement alternative to measure at cost adjusted for any impairment and observable price changes, as applicable.

Fair value changes of equity method investments under the fair value option are recorded in earnings from investments in unconsolidated ventures. Fair value changes of other equity investments, including adjustments for observable price changes under the measurement alternative, are recorded in other gain (loss), net on the Company's consolidated statements of operations.

Equity Method Investments

The Company accounts for investments under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. The equity method investment is initially recorded at cost and adjusted each period for capital contributions, distributions and the Company's share of the entity's net income or loss as well as other comprehensive income or loss. The Company's share of net income or loss may differ from the stated ownership percentage interest in an entity if the governing documents prescribe a substantive non-proportionate earnings allocation formula or a preferred return to certain investors. For certain equity method investments, the Company records its proportionate share of income on a one to three month lag. Distributions of operating profits from equity method investments are reported as operating activities, while distributions in excess of operating profits are reported as investing activities in the statement of cash flows under the cumulative earnings approach.

Identifiable Intangibles

Identifiable intangibles recognized in acquisitions of operating real estate properties generally include in-place leases, above- or below-market leases and deferred leasing costs, all of which have finite lives. In-place leases generate value over and above tangible real estate because a property that is occupied with leased space is typically worth more than a vacant building without an operating lease contract in place. The estimated fair value of acquired in-place leases is derived based on management's assessment of costs avoided from having tenants in place, including lost rental income, rent concessions and tenant allowances or reimbursements, that hypothetically would be incurred to lease a vacant building to its actual existing occupancy level on the valuation date. The net amount recorded for acquired in-place leases is included in intangible assets and amortized on a straight-line basis as an increase to depreciation and amortization expense over the remaining term of the applicable leases. If an in-place lease is terminated, the unamortized portion is charged to depreciation and amortization expense.

The estimated fair value of the above- or below-market component of acquired leases represents the present value of the difference between contractual rents of acquired leases and market rents at the time of the acquisition for the remaining lease term, discounted for tenant credit risks. Above- or below-market operating lease values are amortized on a straight-line basis as a decrease or increase to rental income, respectively, over the applicable lease terms. This includes fixed rate renewal options in acquired leases that are below market, which are amortized to decrease rental income over the renewal period. Above- or below-market ground lease obligations are amortized on a straight-line basis as a decrease or increase to rent expense, respectively, over the applicable lease terms. If the above- or below-market operating lease values or above- or below-market ground lease obligations are terminated, the unamortized portion of the lease intangibles are recorded in rental income or rent expense, respectively.

Deferred leasing costs represent management's estimate of the avoided leasing commissions and legal fees associated with an existing in-place lease. The net amount is included in intangible assets and amortized on a straight-line basis as an increase to depreciation and amortization expense over the remaining term of the applicable lease.

Transfers of Financial Assets

Sale accounting for transfers of financial assets requires the transfer of an entire financial asset, a group of financial assets in its entirety or if a component of the financial asset is transferred, that the component meets the definition of a participating interest with characteristics that mirror the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Company has any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting requires that the transfer meets the following sale conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Company to repurchase or redeem the asset before its maturity, (b) the unilateral ability by the Company to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Company to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If sale accounting is met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions, or secured borrowing, including the Company's Master Repurchase Facilities (as defined herein).

Financing Costs

Financing costs primarily include debt discounts and premiums as well as deferred financing costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. Costs related to revolving credit facilities are recorded in other assets and are amortized to interest expense using the straight-line basis over the term of the facility. Costs related to other borrowings are recorded net against the carrying value of such borrowings and are amortized to interest expense using the effective interest method. The Company expenses unamortized deferred financing costs to other gain (loss), net when the associated facility is repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not occur.

Revenue Recognition

Property Operating Income

Property operating income includes the following:

Rental Income—Rental income is recognized on a straight-line basis over the non-cancellable term of the related lease, together with renewal options that are reasonably certain of being exercised, which includes the effects of minimum rent increases and rent abatements under the lease. Rents received in advance are deferred.

When it is determined that the Company is the owner of tenant improvements, the cost to construct the tenant improvements, including costs paid for or reimbursed by the tenants, is capitalized. For tenant improvements owned by the Company, the amount funded by or reimbursed by the tenants are recorded as deferred revenue, which is amortized on a straight-line basis as additional rental income over the term of the related lease. Rental income recognition commences when the leased space is substantially ready for its intended use and the tenant takes possession of the leased space.

When it is determined that the tenant is the owner of tenant improvements, the Company's contribution towards those improvements is recorded as a lease incentive, included in deferred leasing costs and intangible assets on the balance sheet, and amortized as a reduction to rental income on a straight-line basis over the term of the lease. Rental income recognition commences when the tenant takes possession of the leased space.

Tenant Reimbursements—In net lease arrangements, the tenant is generally responsible for operating expenses related to the property, including real estate taxes, property insurance, maintenance, repairs and improvements. Costs reimbursable from tenants and other recoverable costs are recognized as revenue in the period the recoverable costs are incurred. When the Company is the primary obligor with respect to purchasing goods and services for property operations and has discretion in selecting the supplier and retains credit risk, tenant reimbursement revenue and property operating expenses are presented on a gross basis in the statements of operations. For certain triple net leases where the lessee self-manages the property, hires its own service providers and retains credit risk for routine maintenance contracts, no reimbursement revenue and expense are recognized.

Hotel Operating Income—Hotel operating income includes room revenue, food and beverage sales and other ancillary services. Revenue is recognized upon occupancy of rooms, consummation of sales and provision of services.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the exchange rate in effect at the balance sheet date and the corresponding results of operations for such entities are translated using the average exchange rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in stockholders' equity. Upon sale, complete or substantially complete liquidation of a foreign subsidiary, or upon partial sale of a foreign equity method investment, the translation adjustment associated with the investment, or a proportionate share related to the portion of equity method investment sold, is reclassified from accumulated other comprehensive income or loss into earnings. Refer to Note 10, "Stockholders' Equity" for further discussion.

Assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the exchange rate in effect at the balance sheet date and the corresponding results of operations for such entities are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other gain (loss), net on the consolidated statements of operations.

Disclosures of non-U.S. dollar amounts to be recorded in the future are translated using exchange rates in effect at the date of the most recent balance sheet presented. As of June 30, 2025, the Company no longer had any assets or liabilities denominated in a foreign currency. See Note 4, "Real Estate, net and Real Estate Held for Sale" for further detail.

Equity-Based Compensation

Equity-classified stock awards granted to executive officers and non-employee directors are based on the closing price of the Class A common stock on the grant date and recognized on a straight-line basis over the requisite service period of the awards for restricted stock awards. For performance stock units ("PSUs") the fair value is based on a Monte Carlo simulation as of the grant date and the expense is generally recognized on a straight-line basis over the measurement period, except when certain performance metrics are achieved. See Note 9, "Equity-Based Compensation" for further discussion.

The compensation expense is adjusted for actual forfeitures upon occurrence. Equity-based compensation is classified within compensation and benefits in the consolidated statements of operations.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS") using the two-class method. Basic EPS is calculated by dividing earnings allocated to common shareholders, as adjusted for unallocated earnings attributable to certain participating securities, if any, by the weighted-average number of common shares outstanding during the period. Diluted EPS is based on the weighted-average number of common shares and the effect of potentially dilutive common share equivalents outstanding during the period. The two-class method is an allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. The Company has certain share-based payment awards that contain nonforfeitable rights to dividends, which are considered participating securities for the purposes of computing EPS pursuant to the two-class method.

Income Taxes

For U.S. federal income tax purposes, the Company elected to be taxed as a REIT beginning with its taxable year ended December 31, 2018. To qualify as a REIT, the Company must continually satisfy tests concerning, among other things, the real estate qualification of sources of its income, the real estate composition and values of its assets, the amounts it distributes to stockholders and the diversity of ownership of its stock.

To the extent that the Company qualifies as a REIT, it generally will not be subject to U.S. federal income tax to the extent of its distributions to stockholders. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company's accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on its undistributed taxable income. The Company previously held an investment in Europe which was subject to tax in its local jurisdiction.

The Company made joint elections to treat certain subsidiaries as taxable REIT subsidiaries ("TRSs") which may be subject to taxation by U.S. federal, state and local authorities. In general, a TRS of the Company may perform non-customary services for tenants, hold assets that the Company cannot hold directly and engage in most real estate or non-real estate-related business.

Certain subsidiaries of the Company are subject to taxation by U.S. federal, state and local authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period during which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company's GAAP consolidated financial statements and the U.S. federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry-specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in income tax expense in the consolidated statements of operations.

For the year ended December 31, 2025, the Company recorded an income tax benefit of $21.5 million. For the years ended December 31, 2024 and 2023 the Company recorded income tax expense of $1.1 million and $1.1 million, respectively. The income tax benefit for the year ended December 31, 2025 includes a benefit of $22.1 million, which is the result of the reversal of a deferred tax liability associated with a European investment subsidiary that the lenders acquired control of following a maturity default on its bond financing.

Current Expected Credit Loss ("CECL") reserve

The CECL reserve for the Company's financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans, loan commitments and trade receivables, represents a lifetime estimate of expected credit losses. Factors considered by the Company when determining the CECL reserve include loan-specific characteristics such as loan-to-value ("LTV") ratio, vintage year, loan term, property type, occupancy and geographic location, financial performance of the borrower, expected payments of principal and interest, as well as internal or external information relating to past events, current conditions and reasonable and supportable forecasts.

The CECL reserve is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, the Company measures the CECL reserve on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset's risk characteristics change, the Company evaluates whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually.

In measuring the CECL reserve for financial instruments that share similar risk characteristics, the Company primarily applies a probability of default ("PD")/loss given default ("LGD") model for instruments that are collectively assessed, whereby the CECL reserve is calculated as the product of PD, LGD and exposure at default. The Company's model principally utilizes historical loss rates derived from a commercial mortgage-backed securities database with historical losses from 1998 through December 2025 provided by a third party, Trepp LLC, forecasting the loss parameters using a scenario-based statistical approach over a reasonable and supportable forecast period of twelve months, followed by a straight-line reversion period of twelve-months back to average historical losses. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan specific factors, a qualitative adjustment to the reserve may be recorded.

For loans that do not share similar risk characteristics, the Company evaluates the CECL reserve on an individual basis. The Company considers loans to be collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral or foreclosure is probable. For such loans, the Company estimates the CECL reserve based on the difference between the fair value of the underlying collateral and the amortized cost basis of the loan.

The Company applies broadly accepted and standard real estate valuation techniques, such as a discounted cash flow ("DCF"), direct capitalization methodology, or sales comparables to determine the fair value of the collateral. Determining fair value of the collateral, including utilization of a practical expedient, may take into account a number of assumptions including, but not limited to, market rents and cash flow projections, market capitalization rates, discount rates and sales comps. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

Management only expects to charge-off the CECL reserves in the consolidated financial statements if and when such amounts are deemed non-recoverable. This is generally at the time a loan is repaid or foreclosed. However, non-recoverability may also be concluded if, management determines, it is nearly certain that all amounts will not be collected.

In connection with developing the CECL reserve for its loans and preferred equity held for investment, the Company determines the risk ranking of each loan and preferred equity investment as a key credit quality indicator. The risk rankings are based on a variety of factors, including, without limitation, underlying real estate performance and asset value, values of comparable properties, durability and quality of property cash flows, sponsor experience and financial wherewithal, and the existence of a risk-mitigating loan structure. Additional key considerations include loan-to-value ratios, debt service coverage ratios, loan structure, real estate and credit market dynamics, and risk of default or principal loss. Based on a five-point scale, the Company's loans and preferred equity held for investment are rated "1" through "5," from less risk to greater risk, and the ratings are updated quarterly. At the time of origination or purchase, loans and preferred equity held for investment are ranked as a "3" and will move accordingly going forward based on the ratings which are defined as follows:

1. *Very Low Risk*

2. *Low Risk*

3. *Medium Risk*

4. *High Risk/Potential for Loss*—A loan that has a high risk of realizing a principal loss.

5. *Impaired/Loss Likely*—A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss.

The Company also considers qualitative factors, including, but not limited to, economic and business conditions, borrower actions, nature and volume of the loan portfolio, lending terms, volume and severity of past due loans, concentration of credit and changes in the level of such concentrations in its determination of the CECL reserve.

The Company has elected to not measure a CECL reserve for accrued interest receivable as it is reversed against interest income when a loan or preferred equity investment is placed on nonaccrual status. Loans and preferred equity investments are charged off when all or a portion of the principal amount is determined to be uncollectible. See "Nonaccrual" in "Loans and Preferred Equity Held for Investment" above for further detail.

Changes in the CECL reserve for the Company's financial instruments are recorded in increase/decrease in current expected credit loss reserve on the consolidated statement of operations with a corresponding offset to the loans and preferred equity held for investment or as a component of other liabilities for future loan fundings recorded on the Company's consolidated balance sheets. See Note 3, "Loans and Preferred Equity Held for Investment, net" for further detail.

Accounting Standards Adopted in 2025

Income Tax Accounting—In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The ASU requires public business entities to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The ASU is effective for periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU prospectively for its Annual Report on Form 10-K for the year ended December 31, 2025. There was no material change to the consolidated financial statements as a result of this guidance.

Future Application of Accounting Standards

Business Combinations and Consolidation—In May 2025, the FASB issued ASU No. 2025-03, *Business Combinations and Consolidation: Determining The Accounting Acquirer In The Acquisition of a Variable Interest Entity.* The ASU requires reporting entities involved in a business combination effected primary by the exchange of equity interests to consider the new guidance to determine which entity is the accounting acquirer regardless of whether the legal acquiree is a VIE. As a result, a reporting entity can determine that a transaction in which the legal acquiree is a VIE represents a reverse acquisition and the acquirer is identified as the acquiree for accounting purposes. This ASU is effective for periods beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the impact of this standard.

Interim Reporting—In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow Scope Improvements.* The guidance is intended to improve the literature surrounding interim disclosures and when such disclosures are required. The amendment also adds a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The guidance is not intended to change current requirements and is intended to provide clarity on current requirements. This ASU is effective for periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of this standard.

Any new accounting standards that have not been disclosed that have been issued or proposed by FASB and that do not require adoption until a future date are being evaluated and not expected to have a material impact on the financial statements.

3. Loans and Preferred Equity Held for Investment, net

The following table provides a summary of the Company's loans and preferred equity held for investment, net (dollars in thousands):

	December 31, 2025					December 31, 2024				
	Unpaid Principal Balance	Carrying Value	Weighted Average Coupon[1]	Weighted Average of Contractual Maturity[2]	Weighted Average Maturity in Years[3]	Unpaid Principal Balance	Carrying Value	Weighted Average Coupon[1]	Weighted Average of Contractual Maturity[2]	Weighted Average Maturity in Years[3]
Variable rate										
Senior loans	$ 1,422,235	$ 1,420,199	6.9 %	1.2	2.6	$1,205,685	$1,209,645	7.2 %	0.3	1.5
Securitized loans[4]	1,172,999	1,173,495	7.0 %	0.7	1.3	1,264,456	1,264,148	7.7 %	0.5	1.7
	2,595,234	2,593,694				2,470,141	2,473,793			
Fixed rate										
Senior loans	24,139	24,139	20.0 %	0.1	0.4	—	—	— %	—	—
Mezzanine loans	49,069	49,069	8.4 %	0.1	1.1	45,137	45,132	8.2 %	0.1	1.5
Preferred equity interests	11,467	11,413	14.3 %	0.4	1.0	—	—	— %	—	—
	84,675	84,621				45,137	45,132			
Loans and preferred equity held for investment	2,679,909	2,678,315				2,515,278	2,518,925			
CECL reserve	—	(87,401)				—	(165,932)			
Loans and preferred equity held for investment, net	$ 2,679,909	$ 2,590,914	7.1 %	0.9	2.0	$2,515,278	$2,352,993	7.4 %	0.4	1.6

(1) Calculated based on contractual interest rate. As of December 31, 2025 and December 31,2024, all variable rate loans utilize Term Secured Overnight Financing Rate ("Term SOFR").
(2) Calculated using current maturity date.
(3) Calculated using extended maturity date.
(4) Represents loans transferred into securitization trusts that are consolidated by the Company.

The Company had $10.8 million and $11.9 million of interest receivable related to its loans and preferred equity held for investment, net as of December 31, 2025, and December 31, 2024, respectively. This is included in receivables, net on the Company's consolidated balance sheets.

Activity relating to the Company's loans and preferred equity held for investment, net was as follows (dollars in thousands):

	Carrying Value	
	Year Ended December 31,	
	2025	2024
Balance at January 1	$ 2,352,993	$ 2,860,478
Acquisitions/originations/additional funding[1]	769,072	114,298
Loan maturities/principal repayments[1]	(284,106)	(420,869)
Increase of CECL reserve[2]	(23,493)	(136,018)
Discount accretion, net	(2,411)	6,935
Capitalized interest, net of repayments	2,591	1,702
Transfer to Real Estate, net[3][4]	(243,956)	(90,672)
Charge-off of CECL reserve-transfer to Real Estate, net and Real Estate Held for Sale[3][4]	20,224	17,139
Charge-off of loan held for investment[5][6]	(82,220)	(28,975)
Charge-off of CECL reserve-other[5][6]	82,220	28,975
Balance at December 31	$ 2,590,914	$ 2,352,993

_____

(1) During the first quarter of 2025, the Company amended a senior mixed-use loan as part of the resolution of a senior mixed-use loan with the same sponsor. In relation to this amendment, there was a transfer of principal of $8.8 million. This transfer is not included within these captions as it was neither additional funding nor a repayment. See "Loan Modifications" below for more detail. During the year ended December 31, 2025, the Company originated 35 loans and preferred equity with a total of $775.0 million in committed principal balance.

(2) Provision for loan losses excludes $0.5 million for the year ended December 31, 2025 and $(0.2) million for the year ended December 31, 2024 as determined by the Company's PD/LGD model for unfunded commitments reported on the consolidated statements of operations, with a corresponding offset to accrued and other liabilities recorded on the Company's consolidated balance sheets.

(3) During the year ended December 31, 2025, the Company eliminated a multifamily loan in Mesa, Arizona as part of the consolidation of the Mesa, Arizona property as the primary beneficiary. There was no gain or loss recorded as part of the consolidation. Additionally, the Company acquired legal title to one hotel, one office and one multifamily construction/development project. The CECL reserve related to these loans were charged off and the net amount is reflected as an addition to real estate, net. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

(4) During the third quarter of 2024, the Company eliminated a multifamily loan in Arlington, Texas as part of the consolidation of the Arlington property as the primary beneficiary. As a result, the property was consolidated as real estate and removed from loans held from investment, net. The CECL reserve related to this loan was charged off and the net amount is reflected as an addition to real estate, net. There was no gain or loss recorded as part of the consolidation. During the fourth quarter of 2024, the Company acquired legal title to one multifamily property which is included in real estate, net on the Company's consolidated balance sheet as of December 31, 2024. The CECL reserve related to this loan was charged off and the net amount is reflected as an addition to real estate, net. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

(5) During the year ended December 31, 2025, the Company charged off uncollectible amounts of $82.2 million relating to five multifamily loans, one office loan and one industrial loan based on resolution of the loans.

(6) During the year ended December 31, 2024, the Company charged off uncollectible amounts of $29.0 million relating to two multifamily loans, two office loans and one mezzanine loan upon resolution of the loans.

Loan Modifications

The Company may amend or modify a loan depending on the loan's specific facts and circumstances. These loan modifications typically include additional time for the borrower to refinance or sell the collateral property, adjustment or waiver of performance tests that are prerequisite to the extension of a loan's maturity, and/or deferral of scheduled principal payments. In exchange for a modification, the Company may receive a partial repayment of principal, a short-term accrual of capitalized interest for a portion of interest due, a cash infusion to replenish interest or capital improvement reserves, termination of all or a portion of the remaining unfunded loan commitment, additional call protection, and/or increase the loan coupon.

During the first quarter of 2025, the Company amended a senior mixed-use loan ("Loan A") as part of the resolution of a senior mixed-use loan ("Loan B") with the same sponsor. The sponsor obtained new financing on Loan B collateral that was $8.8 million short of a full principal payoff. The $8.8 million of principal was transferred to Loan A as part of the full resolution of Loan B. A joint venture agreement was entered into with the sponsor with respect to the Loan B collateral providing that (i) any available cash after Loan B debt service is paid is distributed to the Company to pay down Loan A and (ii) if, at any time after two years, Loan A is not paid off, the Company may unilaterally force a sale of the collateral for Loan B. During the fourth quarter of 2025, Loan A was further modified to allow funds to be used to pay for architecture, design, and permitting fees to better position the collateral for a sale. The maturity of Loan A and the venture agreement were also shortened by nine months.

During the year ended December 31, 2025, the Company originated nine preferred equity investments. Refer to "Unconsolidated VIEs" in Note 2, "Summary of Significant Accounting Policies" for more details on these originations.

During the fourth quarter of 2023, the Company amended a senior office loan with an outstanding principal balance of $39.4 million. The modification reduced the loan spread from 3.96% to 1.5%, and included an exit fee upon repayment of the loan of 2.5% of the principal balance. The modification allows the sponsor to utilize tenant improvements and leasing commission funds for capital improvements such as rezoning the collateral for additional commercial uses, and exploring rezoning certain parcels for multifamily use. Additionally, the sponsor funded $0.3 million into a reserve to fund operating shortfalls. During the fourth quarter of 2024, this senior loan was extended to March 9, 2025. Upon purchasing an updated rate cap in the first quarter of 2025, the loan was extended to September 9, 2025. During the third quarter of 2025, the sponsor paid down the senior office loan by $6.2 million and the Company acquired legal title to this property through a deed-in-lieu of foreclosure. During the fourth quarter of 2025, the property was sold. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

Nonaccrual and Past Due Loans

Loans that are 90 days or more past due as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual status.

The following table provides an aging summary of loans held for investment at carrying values before CECL reserve (dollars in thousands):

	Current or Less Than 30 Days Past Due[1]	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due [2][3]	Total Loans
December 31, 2025	$ 2,641,623	$ —	$ —	$ 36,692	$ 2,678,315
December 31, 2024	2,368,591	—	—	150,334	2,518,925

(1) At December 31, 2024, one multifamily senior loan in maturity default as of December 9, 2024. There was an extension to the loan in the first quarter of 2025 and the borrower is no longer in maturity default as of December 31, 2025.
(2) At December 31, 2025, one industrial senior loan which was placed on nonaccrual status on September 9, 2025, with a carrying value of $22.0 million and an office mezzanine loan which was placed on nonaccrual status on April 1, 2024, with a carrying value of $14.7 million. Subsequent to December 31, 2025, the industrial loan was resolved.
(3) At December 31, 2024, one hotel senior loan which was placed on nonaccrual status on June 9, 2024, with a carrying value of $136.0 million and an office mezzanine loan which was placed on nonaccrual status on April 1, 2024 with a carrying value of $14.4 million. During the year ended December 31, 2025, the Company acquired legal title to the hotel senior loan and the office mezzanine loan remains on nonaccrual status at December 31, 2025.

As of December 31, 2025, all loans were performing in accordance with the contractual terms of their governing documents and were categorized as performing loans, except for one nonaccrual industrial senior loan and one nonaccrual office mezzanine loan. As of December 31, 2024, all loans were performing in accordance with the contractual terms of their governing documents and were categorized as performing loans, except for one nonperforming hotel senior loan, one nonaccrual office mezzanine loan and one multifamily senior loan in maturity default. For the years ended December 31, 2025, and December 31, 2024, no debt investment contributed more than 10.0% of interest income.

Current Expected Credit Loss Reserve

The following table provides details on the changes in CECL reserves (dollars in thousands):

	Year Ended December 31,	
	2025	2024
CECL reserve at beginning of period	$ 165,932	$ 76,028
Increase (decrease) in general CECL reserve[1]	(77,488)	97,975
Increase in specific CECL reserve[2]	101,401	38,043
Charge-offs of CECL reserve-transfer to Real Estate, net and Real Estate Held for Sale[3]	(20,224)	(17,139)
Charge-off of CECL reserve-other[2]	(82,220)	(28,975)
CECL reserve at end of period	$ 87,401	$ 165,932

(1) Excludes $0.5 million and $(0.2) million of CECL reserves related to unfunded commitments reported on the consolidated statement of operations for the years ended December 31, 2025, and 2024, respectively.
(2) During the year ended December 31, 2025, the Company recorded specific CECL reserves totaling $101.4 million for four multifamily loans, one multifamily construction/development loan, two office loans, one hotel loan and one industrial loan, all of which were charged off during the year ended December 31, 2025. It excludes $0.4 million related to additional proceeds received in 2025 on one office senior loan which was resolved in the fourth quarter of 2024. During the year ended December 31, 2024, the Company recorded specific CECL reserves totaling $39.0 million and had $1.0 million

BRIGHTSPIRE CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

reversals for three multifamily loans, two office loans and one development mezzanine loan. The Company also charged off specific CECL reserves totaling $29.0 million relating to two multifamily loans, two office loans and one development mezzanine loan upon the resolution of these loans.

(3)   During the first quarter of 2025, the Company consolidated a multifamily loan as the primary beneficiary. As a result, the property was consolidated as real estate. The CECL reserve related to this loan was charged off. During the second quarter of 2025, the Company consolidated one hotel upon foreclosure and during the third quarter of 2025, the Company consolidated one office upon foreclosure. As a result, these properties were consolidated as real estate. The CECL reserve related to these loans were charged off. During the third quarter of 2024, the Company consolidated a multifamily loan in Arlington, Texas as the primary beneficiary. As a result, the property was consolidated as real estate. The CECL reserve related to this loan was charged off. During the fourth quarter of 2024, the Company acquired legal title relating to one multifamily loan. The CECL reserve related to this loan was charged off.

Loans are typically secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its loans at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company's expectations as to the ultimate recovery of principal at maturity.

The following tables provide a summary by carrying values before any CECL reserves of the Company's loans and preferred equity held for investment by year of origination and credit quality risk ranking as of December 31, 2025, and December 31, 2024 (dollars in thousands). Refer to Note 2, "Summary of Significant Accounting Policies" for loan risk ranking definitions.

At December 31, 2025, the weighted average risk ranking for loans held for investment was 3.1.

| | | December 31, 2025 | | | | | |
| | | Year of Origination | | | | | |
Risk Rankings		2025	2024	2023	2022	2021 and earlier	Total
Senior loans							
	3	$ 723,723	$ 79,019	$ —	$ 630,338	$ 965,963	$ 2,399,043
	4	—	—	—	—	65,123	65,123
	5	—	—	—	88,880	64,787	153,667
Total Senior loans		723,723	79,019	—	719,218	1,095,873	2,617,833
Mezzanine loans							
	3	—	—	14,692	34,377	—	49,069
Total Mezzanine loans		—	—	14,692	34,377	—	49,069
Preferred Equity							
	3	10,327	—	—	—	—	10,327
	4	1,086	—	—	—	—	1,086
Total Preferred Equity		11,413	—	—	—	—	11,413
Total Loans and preferred equity held for investment		$ 735,136	$ 79,019	$ 14,692	$ 753,595	$ 1,095,873	$ 2,678,315
Current period gross write-offs[1]		$ —	$ —	$ —	$ 25,137	$ 77,307	$ 102,444

_____

(1)   Current period gross write-offs include all transfers to real estate, net.

F-26

Subsequent to December 31, 2025, three risk ranked "5" loans totaling $86.8 million of carrying value before CECL reserves were resolved. Following resolution, the three loans were removed from the watchlist. Additionally, the two remaining risk ranked "5" loans totaling $66.9 million of carrying value before CECL reserves are expected to be repaid in the first half of 2026, as the underlying collateral is under an executed purchase and sale agreement for one loan and under a letter of intent for one loan.

As of December 31, 2024, the weighted average risk ranking for loans held for investment was 3.2.

Risk Rankings	December 31, 2024					
	Year of Origination					
	2024	2023	2022	2021	2020 and earlier	Total
Senior loans						
3	$ 62,997	$ —	$ 703,245	$ 856,161	$ 440,354	$ 2,062,757
4	—	—	55,350	162,265	—	217,615
5	—	—	—	—	193,421	193,421
Total Senior loans	62,997	—	758,595	1,018,426	633,775	2,473,793
Mezzanine loans						
3	—	14,355	30,777	—	—	45,132
Total Mezzanine loans	—	14,355	30,777	—	—	45,132
Total Loans held for investment	$ 62,997	$ 14,355	$ 789,372	$ 1,018,426	$ 633,775	$ 2,518,925
Current period gross write-offs[1]	$ —	$ —	$ 6,155	$ 2,413	$ 20,407	$ 28,975

_____
(1)   Current period gross write-offs exclude all transfers to real estate, net.

Lending Commitments

The Company has lending commitments to borrowers pursuant to certain loan and preferred equity agreements in which the borrower may submit a request for funding contingent on achieving certain criteria, which must be approved by the Company as lender, such as leasing, performance of capital expenditures and construction in progress with an approved budget. Assuming the terms to qualify for future advances, if any, had been met, total gross unfunded lending commitments were $112.2 million and $106.3 million at December 31, 2025 and December 31, 2024, respectively. Refer to Note 14, "Commitments and Contingencies" for further details. The Company recorded $0.7 million and $0.2 million for allowance for lending commitments in accrued and other liabilities on its consolidated balance sheets in accordance with CECL at December 31, 2025 and December 31, 2024, respectively. See Note 2, "Summary of Significant Accounting Policies" for further details.

4. Real Estate, net and Real Estate Held for Sale

The following table presents the Company's net lease portfolio, net, as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Land and improvements	$ 78,805	$ 121,881
Buildings, building leaseholds, and improvements	287,767	476,712
Tenant improvements	13,781	19,354
Subtotal	$ 380,353	$ 617,947
Less: Accumulated depreciation	(86,871)	(116,089)
Less: Impairment[1]	—	(30,693)
Net lease portfolio, net	$ 293,482	$ 471,165

The following table presents the Company's portfolio of other real estate, net as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Land and improvements	$ 127,614	$ 77,219
Buildings, building leaseholds, and improvements	262,451	269,062
Tenant improvements	18,097	30,369
Furniture, fixtures and equipment	13,938	3,108
Construction-in-progress	7,972	2,394
Subtotal	$ 430,072	$ 382,152
Less: Accumulated depreciation	(43,775)	(53,608)
Less: Impairment[1]	—	(22,288)
Other portfolio, net	$ 386,297	$ 306,256

_____
(1) See Note 12, "Fair Value," for discussion of impairment of real estate.

At December 31, 2025, the Company held four foreclosed properties in other real estate, net with a combined carrying value of $237.0 million. At December 31, 2024, the Company held four foreclosed properties in other real estate, net with a combined carrying value of $115.2 million and one foreclosed property as held for sale with a carrying value of $1.9 million.

Depreciation Expense

Depreciation expense on real estate was $26.8 million, $27.5 million and $24.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Property Operating Income

For the years ended December 31, 2025, 2024 and 2023 the components of property operating income were as follows (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Lease revenues			
Minimum lease revenue	$ 82,890	$ 90,817	$ 81,127
Variable lease revenue	8,679	11,912	12,149
	$ 91,569	$ 102,729	$ 93,276
Hotel operating income	36,405	—	—
Total property operating income[1]	$ 127,974	$ 102,729	$ 93,276

_____
(1) Excludes net amortization expense related to above and below-market leases of $1.0 million and income of $0.7 million for the year ended December 31, 2025, respectively. Excludes net amortization expense related to above and below-market leases of $1.6 million and income of $1.3 million for the year ended December 31, 2024, respectively. Excludes net amortization expense related to above and below-market of $1.3 million and income of $1.4 million for the year ended December 31, 2023, respectively.

For the year ended December 31, 2025, the Company had one property with property operating income equal to or greater than 10% of the Company's total revenue. The property had property operating income of $36.4 million or 11% of the Company's total revenue. For the years ended December 31, 2024 and 2023 the Company had no single property with property operating income equal to or greater than 10.0% of total revenue of the Company.

Minimum Future Rents

Minimum rental amounts due under leases are generally either subject to scheduled fixed increases or adjustments. The following table presents approximate future minimum rental income under non-cancellable operating leases, excluding variable lease revenue of tenant reimbursements, to be received over the next five years and thereafter as of December 31, 2025 (dollars in thousands):

2026	$	56,037
2027		47,950
2028		39,999
2029		37,005
2030		34,132
2031 and thereafter		178,016
Total	$	393,139

The rental properties, owned at December 31, 2025, are leased under non-cancellable operating leases with current expirations ranging from 2026 to 2038, with certain tenant renewal rights. For certain properties, the tenants pay the Company, in addition to the contractual base rent, their share of real estate taxes and operating expenses.

Commitments and Contractual Obligations

Ground Lease Obligation

In connection with real estate acquisitions, the Company assumed certain non-cancellable operating ground leases as lessee or sublessee with expiration dates through 2050. Rent on certain ground leases are paid directly by the tenants. Ground rent expense for the years ended December 31, 2025, 2024 and 2023 were $3.2 million, $3.2 million and $3.1 million, respectively.

Refer to Note 14, "Commitments and Contingencies" for the details of future minimum rental payments on noncancellable ground lease on real estate as of December 31, 2025.

Real Estate Acquisitions

During the year ended December 31, 2025, the Company acquired legal title to one multifamily construction/development project and one office property through deeds-in-lieu of foreclosure, and one hotel property via foreclosure, all of which are included in real estate, net on the Company's consolidated balance sheets. The office property was subsequently sold. See "Real Estate Held for Sale" below for further detail on the gain on sale.

The Company previously held investments in senior loans collateralized by multifamily properties in Mesa, Arizona and Arlington, Texas that were determined to be VIEs. The Company was determined to be the primary beneficiary of the VIEs and consolidated the assets and liabilities as well as the operations of the multifamily properties in February 2025 (Mesa, Arizona) and July 2024 (Arlington, Texas). The multifamily properties are included in real estate, net on the Company's consolidated balance sheets. The consolidation did not result in a gain or loss.

In November 2024, the Company acquired legal title to one multifamily property which is included in real estate, net on the Company's consolidated balance sheets.

In accordance with ASC 805-50, the Company allocated the fair value of the assumed assets and liabilities on the respective acquisition dates for each property acquired.

The following table summarizes the Company's real estate acquisitions for the years ended December 31, 2025 and 2024 (dollars in thousands):

				Purchase Price Allocation						
Acquisition Date	Property Type and Location	Number of Buildings/ Units[1]	Purchase Price	Land and Improvements[2]	Building and Improvements[2]	Furniture and Fixtures[2]	Lease Intangible Assets[2]	Other Assets	Lease Intangible Liabilities[2]	Other Liabilities
Year Ended December 31, 2025										
September 2025	Office - Oregon[3]	8	$ 21,100	$ 10,913	$ 5,105	$ —	$ 4,567	$ 1,849	$ (298)	$ (1,036)
July 2025	Multifamily /Pre-dev - California[3] [4]	n/a	39,760	39,760	—	—	—	—	—	—
May 2025	Hotel - California[3]	541	139,126	36,166	91,719	10,197	80	10,034	—	(9,070)
February 2025	Multifamily - Arizona[5]	285	31,965	9,007	21,051	270	1,456	708	—	(527)
Year Ended December 31, 2024										
November 2024	Multifamily - Texas[3]	354	33,540	4,023	25,629	795	2,380	1,703	—	(990)
July 2024	Multifamily - Texas[5]	436	40,019	8,895	27,443	1,109	1,935	2,836	—	(2,199)
			$ 305,510	$ 108,764	$ 170,947	$ 12,371	$ 10,418	$ 17,130	$ (298)	$ (13,822)

(1) For multifamily properties, represents number of units. For hotels, it represents number of rooms.
(2) Useful life of real estate acquired is 28 to 40 years for buildings, four to 15 years for tenant improvements, four to nine for furniture and fixtures, and one to 12 years for lease intangibles.
(3) Represents assets acquired by the Company through foreclosure or a deed-in-lieu of foreclosure.
(4) Represents a multifamily construction/development project located in California.
(5) Represents a multifamily property held in a VIE for which the Company was deemed the primary beneficiary. The Company consolidated the assets, liabilities and the property's operations on the acquisition date in accordance with ASC 810.

Impairment

The Company recorded $61.6 million of impairment of operating real estate during the year ended December 31, 2025. During the three months ended December 31, 2025, the Company recorded $1.7 million of impairment related to one office property. The impairment was due to a reduction in the current expected holding period of the property. The estimated fair value of the property was determined based on the expected net sale proceeds following the execution of a purchase and sale agreement. The gross purchase price is $28.0 million.

In May 2025, an investment subsidiary reached a maturity default on its bond financing collateralized by the Company's Norwegian net lease office campus. Following the maturity default, the lenders exercised remedies and took control by equity pledge of the underlying investment subsidiary, requiring deconsolidation of the assets and liabilities from the Company's consolidated balance sheet. The deconsolidation resulted in impairment loss of $49.3 million. The Company has no further involvement in the Norwegian net lease office campus, and the lenders are not a related party.

In January 2025, an investment subsidiary defaulted on its mortgage note payable collateralized by one Pennsylvania office property included in the Company's other real estate, net portfolio. In July 2025, a receiver was appointed and took possession and full control of the property, requiring deconsolidation of the assets and liabilities from the Company's consolidated balance sheet in the third quarter of 2025. The deconsolidation resulted in impairment loss of $4.3 million. The Company has no further involvement in the Pennsylvania office property, and the lenders are not a related party.

During the year ended December 31, 2024, in connection with the Company's preparation of its quarterly financial reporting, the Company recorded $47.5 million of impairment loss related to three office properties held for investment. The impairment was due to a reduction in the current expected holding period of the properties. The estimated fair value of the collateral was determined by using a discounted cash flow model.

Real Estate Sales

During the year ended December 31, 2025, the Company sold three office properties and one multifamily property previously acquired through deeds-in-lieu of foreclosure for a total gross sales price was $85.6 million. Prior to the sale of one office property, the Company recorded an impairment loss of $6.3 million due to shortening the expected hold period. The impairment loss was based on the net proceeds received from the sale. This is included in impairment of operating real estate in the Company's consolidated statement of operations. The net gain of $1.1 million on three office properties and one multifamily property is included in other gain (loss), net on the Company's consolidated statement of operations.

There were no real estate sales during the year ended December 31, 2024.

5. Deferred Leasing Costs and Other Intangibles

The Company's deferred leasing costs, other intangible assets and intangible liabilities, excluding those related to assets held for sale, at December 31, 2025 and December 31, 2024 are as follows (dollars in thousands):

	December 31, 2025		
	Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred Leasing Costs and Intangible Assets			
In-place lease values	$ 52,028	$ (32,762)	$ 19,266
Deferred leasing costs	20,499	(12,836)	7,663
Above-market lease values	8,517	(7,800)	717
	$ 81,044	$ (53,398)	$ 27,646
Intangible Liabilities			
Below-market lease values	$ 776	$ (387)	$ 389

	December 31, 2024		
	Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred Leasing Costs and Intangible Assets			
In-place lease values	$ 82,530	$ (49,495)	$ 33,035
Deferred leasing costs	32,864	(21,021)	11,843
Above-market lease values	11,587	(9,293)	2,294
	$ 126,981	$ (79,809)	$ 47,172
Intangible Liabilities			
Below-market lease values	$ 16,798	$ (13,993)	$ 2,805

The following table summarizes the amortization of deferred leasing costs, intangible assets and intangible liabilities for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Above-market lease values	$ (1,014)	$ (1,616)	$ (1,291)
Below-market lease values	690	1,330	1,418
Net (decrease) increase to property operating income	$ (324)	$ (286)	$ 127
In-place lease values	$ 7,315	$ 10,039	$ 5,876
Deferred leasing costs	2,184	2,866	2,748
Amortization expense	$ 9,499	$ 12,905	$ 8,624

The following table presents the amortization of deferred leasing costs, intangible assets and intangible liabilities, for each of the next five years and thereafter as of December 31, 2025 (dollars in thousands):

	2026	2027	2028	2029	2030	2031 and thereafter	Total
Above-market lease values	$ (170)	$ (133)	$ (93)	$ (92)	$ (76)	$ (153)	$ (717)
Below-market lease values	54	54	55	55	55	116	389
Net decrease to property operating income	$ (116)	$ (79)	$ (38)	$ (37)	$ (21)	$ (37)	$ (328)
In-place lease values	$ 1,752	$ 1,650	$ 1,541	$ 1,529	$ 1,502	$ 11,292	$ 19,266
Deferred leasing costs	1,295	1,164	940	788	679	2,797	7,663
Amortization expense	$ 3,047	$ 2,814	$ 2,481	$ 2,317	$ 2,181	$ 14,089	$ 26,929

6. Restricted Cash, Other Assets and Accrued and Other Liabilities

The following table presents a summary of restricted cash as of December 31, 2025, and December 31, 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Restricted cash:		
Borrower escrow deposits	$ 82,511	$ 80,132
Real estate escrow reserves	8,288	3,167
Capital expenditure reserves	7,668	11,027
Working capital and other reserves	6,637	2,096
Tenant lockboxes	1,942	2,014
Securitization trust unused proceeds[1]	—	50,087
Total	$ 107,046	$ 148,523

_____

(1) Refer to Note 7, "Debt" for further discussion.

The following table presents a summary of other assets as of December 31, 2025, and December 31, 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Other assets:		
Right-of-use lease asset	$ 19,833	$ 23,238
Tax receivable and deferred tax assets	12,247	16,299
Prepaid expenses and other	7,154	6,379
Deferred financing costs, net - credit facilities	5,716	3,143
Investments in unconsolidated ventures at fair value	2,115	2,235
Total	$ 47,065	$ 51,294

The following table presents a summary of accrued and other liabilities as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Accrued and other liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 25,573	$ 17,830
Operating lease liability	20,703	24,119
Prepaid rent and unearned revenue	9,664	7,852
Interest payable	6,239	10,046
Tenant security deposits	861	1,443
Unfunded CECL loan allowance	669	188
Current and deferred tax liability	—	21,147
Total	$ 63,709	$ 82,625

Investments in Unconsolidated Ventures at Fair Value

Private Funds

The Company elected the fair value option to account for its indirect interests in real estate through real estate private equity funds ("PE Investments"), which interests ranged from 1.0% to 10.0% as of December 31, 2025, and December 31, 2024. The Company records equity in earnings for these investments based on a change in fair value of its share of projected future cash flows.

Investments in Unconsolidated Ventures

In the first quarter of 2023, the Company realized a one-time gain from its ratable share of dispute resolution proceeds of approximately $9.0 million from the senior mezzanine lender at the Company's prior Los Angeles, California mixed-use project construction mezzanine loan and retained B-participation investment, which is recorded in equity in earnings of unconsolidated ventures on the Company's consolidated statements of operations. In connection with the settlement, effective January 26, 2023, the Company has no further interest in the loan or investment.

7. Debt

The following table presents debt as of December 31, 2025, and December 31, 2024 (dollars in thousands):

	Capacity ($)	Recourse vs. Non-Recourse[1]	Final Maturity	Contractual Interest Rate		December 31, 2025 Principal Amount[2]	December 31, 2025 Carrying Value[2]	December 31, 2024 Principal Amount[2]	December 31, 2024 Carrying Value[2]
Securitization bonds payable, net									
BRSP 2024-FL2[3]		Non-recourse	Aug-37	SOFR + 2.47%		$ 583,875	$ 578,879	$ 583,875	$ 576,577
BRSP 2021-FL1[3]		Non-recourse	Aug-38	SOFR + 1.72%		398,215	398,203	510,497	510,497
Subtotal securitization bonds payable, net						982,090	977,082	1,094,372	1,087,074
Mortgage and other notes payable, net									
Net lease 1		Non-recourse	Sep-33	4.77%		200,000	199,068	200,000	198,963
Net lease 2[4]		Non-recourse	[4]	[4]		—	—	132,879	133,152
Net lease 3		Non-recourse	Aug-26	4.08%		27,958	27,928	28,671	28,599
Net lease 4		Non-recourse	Oct-27	4.45%		20,730	20,730	21,368	21,368
Net lease 5[5]		Non-recourse	Nov-26	4.45%		16,222	16,153	16,663	16,521
Net lease 5[6]		Non-recourse	Mar-28	7.25%		10,800	10,362	11,007	10,570
Net lease 6		Non-recourse	Nov-26	4.45%		6,445	6,418	6,620	6,564
Net lease 8		Non-recourse	Nov-26	4.45%		2,987	2,975	3,069	3,043
Other real estate 1		Non-recourse	Dec-28[7]	4.47%		97,082	96,348	99,224	98,124
Other real estate 2		Non-recourse	[8]	[8]		—	—	67,699	67,685
Loan 1[9]		Non-recourse	Jul-28[9]	5.50%		34,078	34,078	34,466	34,466
Subtotal mortgage and other notes payable, net						416,302	414,060	621,666	619,055
Bank credit facility									
Bank credit facility	$ 120,000	Recourse	Dec-28[10]	SOFR + 2.25%		—	—	—	—
Subtotal bank credit facility						—	—	—	—
Master repurchase facilities									
Bank 1	600,000	Limited Recourse[11]	Apr-27	SOFR + 2.30%	[12]	433,642	433,642	422,438	422,438
Bank 2	600,000	Limited Recourse[11]	Apr-30[13]	SOFR + 1.87%	[12]	135,550	135,550	160,847	160,847
Bank 3	500,000	Limited Recourse[14]	June-30[15]	SOFR + 1.60%	[12]	427,899	427,899	177,466	177,466
Bank 4	400,000	Limited Recourse[11]	Nov-29[16]	SOFR + 1.66%	[12]	81,007	81,007	24,432	24,432
Subtotal master repurchase facilities	$ 2,100,000					1,078,098	1,078,098	785,183	785,183
Subtotal credit facilities						1,078,098	1,078,098	785,183	785,183
Total						$ 2,476,490	$ 2,469,240	$ 2,501,221	$ 2,491,312

(1) Subject to customary non-recourse carveouts.

(2) Difference between principal amount and carrying value of securitization bonds payable, net and mortgage and other notes payable, net is attributable to deferred financing costs, net and premium/discount on mortgage notes payable.

(3) The Company, through indirect Cayman subsidiaries, securitized commercial mortgage loans originated by the Company. Senior notes issued by the securitization trusts were generally sold to third parties and subordinated notes retained by the Company. These securitizations are accounted for as secured financing with the underlying mortgage loans pledged as collateral. Principal payments from underlying collateral loans must be applied to repay the notes until fully paid off, irrespective of the contractual maturities on the notes. Underlying collateral loans have initial terms of two to three years. The Company expects to redeem BRSP 2021-FL1 in February 2026 at a redemption price of approximately $310.8 million.

(4) During the second quarter of 2025, the mortgage note payable balance collateralized by Net lease 2 was deconsolidated from the Company's consolidated balance sheet. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

(5) Payment terms are periodic payment of principal and interest for debt on two properties and periodic payment of interest only with principal at maturity (except for principal repayments to release collateral properties disposed) for debt on one property.

(6) Represents a mortgage note collateralized by three properties. In April 2025, the contractual interest rate on Net lease 5 was modified to 7.25%.

(7) The current maturity date is December 2027, with a one-year extension available, subject to satisfaction of certain customary conditions set forth in the governing documents.

(8) During the third quarter of 2025, the mortgage note payable balance collateralized by Other real estate 2 was deconsolidated from the Company's consolidated balance sheet. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

(9) During the third quarter of 2025, the Company acquired legal title to the multifamily construction/development project collateralizing the note payable through a deed-in-lieu of foreclosure. Additionally, the Company refinanced the note payable, with a two-year initial term plus one one-year extension option. The principal balance and spread of the note payable did not change. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

(10) On December 9, 2025, the Company, through its subsidiaries, including the OP, entered into an Amendment No. 1 to the Restated Credit Agreement. Refer to "Bank Credit Facility" within this note for more details.

(11) Recourse solely with respect to 25.0% of the financed amount.

(12) Represents the weighted average spread as of December 31, 2025. The contractual interest rate depends upon asset type and characteristics and ranges from SOFR plus 1.35% to 2.75%.

(13) The current maturity date is April 2028, with two one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the governing documents.

(14) Recourse is either 25.0% or 50.0% depending on loan metrics.

(15) The current maturity date is June 2028, with two one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the governing documents. In December 2025, the maximum facility size was increased to $500.0 million. On January 9, 2026, the Company, through its subsidiaries, and Bank 3, entered into an Amendment No. 8 to the Master Repurchase and Securities Contract to increase the maximum borrowing amount by $50 million to $550 million for approximately two months, following which the maximum amount will revert to $500 million (without any further upsize option).

(16) The current maturity date is November 2026, with three one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the governing documents.

Future Minimum Principal Payments

The following table summarizes future scheduled minimum principal payments at December 31, 2025 based on initial maturity dates or extended maturity dates to the extent criteria are met and the extension option is at the borrower's discretion (dollars in thousands):

	Total	Securitization Bonds Payable, Net	Mortgage and Other Notes Payable, Net	Credit Facilities
2026	$ 54,572	$ —	$ 54,572	$ —
2027	454,004	—	20,362	433,642
2028	141,368	—	141,368	—
2029	81,007	—	—	81,007
2030	563,449	—	—	563,449
2031 and thereafter	1,182,090	982,090	200,000	—
Total	$ 2,476,490	$ 982,090	$ 416,302	$ 1,078,098

Bank Credit Facility

The Company uses bank credit facilities (including term loans and revolving facilities) to finance the business. These financings may be collateralized or non-collateralized and may involve one or more lenders. Credit facilities typically have maturities ranging from one to five years and may accrue interest at either fixed or floating rates.

On January 28, 2022, the OP (together with certain subsidiaries of the OP from time-to-time party thereto as borrowers, collectively, the "Borrowers") entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the several lenders from time to time party thereto (the "Lenders"), pursuant to which the Lenders agreed to provide a revolving credit facility in the aggregate principal amount of up to $165.0 million, of which up to $25.0 million is available as letters of credit.

On December 9, 2025, the OP (together with certain subsidiaries of the OP from time-to-time party thereto as borrowers, collectively, the "Borrowers") entered into an Amendment No. 1 to the Credit Agreement (the Credit Agreement, as amended, the "Amended Credit Agreement") with an aggregate principal amount to $120.0 million. Loans under the Amended Credit Agreement may be advanced in U.S. dollars and certain foreign currencies, including euros, pounds sterling and Swiss francs.

The Amended Credit Agreement also includes an option for the Borrowers to increase the maximum available principal amount to up to $180.0 million, subject to one or more new or existing Lenders agreeing to provide such additional loan commitments and satisfaction of other customary conditions.

Advances under the Amended Credit Agreement accrue interest at a per annum rate equal to, at the applicable Borrower's election, either (x) a Term SOFR rate plus a margin of 2.25%, or (y) a base rate equal to the highest of (i) the Wall Street Journal's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Term SOFR rate plus 1.00%, plus a margin of 1.25%. An unused commitment fee at a rate of 0.25% or 0.35%, per annum, depending on the amount of facility utilization, applies to unutilized borrowing capacity under the Amended Credit Agreement. Amounts owed under the Amended Credit Agreement may be prepaid at any time without premium or penalty, subject to customary breakage costs in the case of borrowings with respect to which a Term SOFR rate election is in effect.

The maximum amount available for borrowing at any time under the Amended Credit Agreement is limited to a borrowing base valuation of certain investment assets, with the valuation of such investment assets generally determined according to a percentage of adjusted net book value. As of December 31, 2025, the borrowing base valuation is sufficient to permit borrowings of up to the entire $120.0 million commitment. If any borrowing is outstanding for more than 180 days after its initial draw, the borrowing base valuation will be reduced by 50% until all outstanding borrowings are repaid in full. The ability to borrow new amounts under the Amended Credit Agreement terminates and any outstanding revolving loans will mature on December 8, 2028.

The obligations of the Borrowers under the Amended Credit Agreement are guaranteed pursuant to a Guarantee and Collateral Agreement by substantially all material wholly owned subsidiaries of the OP (the "Guarantors") in favor of the Administrative Agent (the "Guarantee and Collateral Agreement") and, subject to certain exceptions, secured by a pledge of substantially all equity interests owned by the Borrowers and the Guarantors, as well as by a security interest in deposit accounts of the Borrowers and the Guarantors (as such terms are defined in the Guarantee and Collateral Agreement) in which the proceeds of investment asset distributions are maintained.

The Amended Credit Agreement contains various affirmative and negative covenants, including, among other things, the obligation of the Company to maintain REIT status and be listed on the New York Stock Exchange or any other U.S. national or international securities exchange, and limitations on debt, liens and restricted payments. In addition, the Amended Credit Agreement includes the following financial covenants applicable to the OP and its consolidated subsidiaries: (a) minimum consolidated tangible net worth of the OP to be greater than or equal to the sum of (i) $900,000,000 and (ii) 70% of the net cash proceeds received by the OP from any offering of its common equity after December 9, 2025 and of the net cash proceeds from any offering by the Company of its common equity to the extent such proceeds are contributed to the OP, excluding any such proceeds that are contributed to the OP within ninety (90) days of receipt and applied to acquire capital stock of the OP; (b) the OP's EBITDA plus lease expenses to fixed charges for any period of four consecutive fiscal quarters not less than 1.40 to 1.00; (c) the OP's minimum interest coverage ratio not less than 3.00 to 1.00; and (d) the OP's ratio of consolidated total debt to consolidated total assets must not exceed 0.80 to 1.00. The Amended Credit Agreement also includes customary events of default, including, among other things, failure to make payments when due, breach of covenants or representations, cross default to material indebtedness, material judgment defaults, bankruptcy matters involving any Borrower or any Guarantor and certain change of control events. The occurrence of an event of default will limit the ability of the OP and its subsidiaries to make distributions and may result in the termination of the credit facility, acceleration of repayment obligations and the exercise of remedies by the Lenders with respect to the collateral.

As of December 31, 2025, the Company was in compliance with all of its financial covenants under the Amended Credit Agreement.

Securitization Financing Transactions

Securitization bonds payable, net represent debt issued by securitization vehicles consolidated by the Company. Senior notes issued by these securitization trusts were generally sold to third parties and subordinated notes retained by the Company. Following expiration of the reinvestment period, payments from underlying collateral loans must be applied to repay the notes until fully paid off, irrespective of the contractual maturities of the loans.

The Company evaluated the key terms in the collateralized loan obligation ("CLO") governing documents of the issuers of the CRE CLOs ("CRE CLO Issuers"), which are wholly owned subsidiaries of the Company, to determine if they were VIEs and, if so, whether the Company was the primary beneficiary and therefore consolidate the CRE CLOs. The Company concluded that the CRE CLO Issuers are VIEs and the Company is the primary beneficiary because it has the ability to control the most significant activities of the CRE CLO Issuers, the obligation to absorb losses to the extent of its equity investments, and the right to receive benefits that could potentially be significant to these entities.

As of December 31, 2025, the Company had $1.2 billion carrying value of CRE debt investments financed with $982.1 million of securitization bonds payable, net. As of December 31, 2024, the Company had $1.3 billion carrying value of CRE debt investments financed with $1.1 billion of securitization bonds payable, net.

BRSP 2021-FL1

In July 2021, the Company executed a securitization transaction through wholly-owned subsidiaries, BRSP 2021-FL1, Ltd. and BRSP 2021-FL1, LLC (collectively, "BRSP 2021-FL1"), which resulted in the sale of $670.0 million of investment grade notes.

BRSP 2021-FL1 included a two-year reinvestment feature that allowed the Company to contribute existing or newly originated loan investments in exchange for proceeds from repayments or repurchases of loans held in BRSP 2021-FL1, subject to the satisfaction of certain conditions set forth in the indenture. The reinvestment period for BRSP 2021-FL1 expired on July 20, 2023. At December 31, 2025, the Company had $528.2 million of unpaid principal balance of CRE debt investments financed with BRSP 2021-FL1. As of December 31, 2025, the securitization reflects an advance rate of 75.4% at a weighted average cost of funds of Term SOFR plus 1.72% (before transaction costs), and is collateralized by a pool of 19 senior loan investments.

Additionally, BRSP 2021-FL1 contains note protection tests that can be triggered as a result of contributed loan defaults, losses, and certain other events outlined in the indenture, beyond established thresholds. A note protection test failure that is not remedied can result in the redirection of interest proceeds from the below investment grade tranches to amortize the most senior outstanding tranche. The Company did not fail any note protection tests during the year ended December 31, 2025 and December 31, 2024. While the Company continues to closely monitor all loan investments contributed to BRSP 2021-FL1, a deterioration in the performance of an underlying loan could negatively impact its liquidity position.

The Company expects to redeem BRSP 2021-FL1 in February 2026 at a redemption price of approximately $310.8 million.

BRSP 2024-FL2

In August 2024, the Company executed a $675.0 million securitization transaction through wholly-owned subsidiaries, BRSP 2024-FL2, Ltd. and BRSP 2024-FL2, LLC (collectively, "BRSP 2024-FL2"), which resulted in the sale of $583.9 million of investment grade notes (the "2024-FL2 Notes").

BRSP 2024-FL2 included a six-month ramp-up acquisition period that allowed the Company to contribute existing or newly originated loan investments in exchange for $84.8 million in unused proceeds held in BRSP 2024-FL2, subject to the satisfaction of certain conditions set forth in the indenture. During the year ended December 31, 2025, the Company contributed existing or newly originated loan investments totaling $113.1 million, in exchange for a combination of reinvestment and unused proceeds. At December 31, 2025, the unused proceeds have been fully utilized. BRSP 2024-FL2 also includes a two-year reinvestment feature that allows the Company to contribute existing or newly originated loan investments in exchange for proceeds from repayments of loans held in BRSP 2024-FL2, subject to the satisfaction of certain conditions set forth in the indenture. At December 31, 2025, the Company had $674.5 million of unpaid principal balance of CRE debt investments financed with BRSP 2024-FL2. As of December 31, 2025, the securitization reflects an advance rate of 86.6% at a weighted average cost of funds of Term SOFR plus 2.47% (before transaction costs), and is collateralized by a pool of 27 senior loan investments. During the year ended December 31, 2024, one loan held in BRSP 2024-FL2 was fully repaid, totaling $19.8 million. Additionally, the Company contributed existing or newly originated loan investments totaling $54.5 million as part of the ramp-up acquisition period in exchange for unused proceeds. At December 31, 2024, the Company had $624.9 million of unpaid principal balance of senior loan investments financed with BRSP 2024-FL2.

Additionally, BRSP 2024-FL2 contains note protection tests that can be triggered as a result of contributed loan defaults, losses, and certain other events outlined in the indenture, beyond established thresholds. A note protection test failure that is not remedied can result in the redirection of interest proceeds from the below investment grade tranches to amortize the most senior outstanding tranche. The Company did not fail any note protection tests during the year ended December 31, 2025. While the Company continues to closely monitor all loan investments contributed to BRSP 2024-FL2, a deterioration in the performance of an underlying loan could negatively impact its liquidity position.

BRSP 2026-FL3

On February 17, 2026, the Company closed a $955.0 million CLO transaction, BRSP 2026-FL3. The Company placed approximately $833.2 million of investment grade securities with institutional investors providing term financing on a non-mark-to-market, non-recourse basis. BRSP 2026-FL3 is collateralized by interests in 29 first-lien floating rate mortgages secured by 30 properties, with an 87.25% initial advance rate at a weighted average coupon at issuance of Term SOFR +

1.69%, before transaction costs. The Company also expects to redeem BRSP 2021-FL1 in February 2026 with proceeds from the transaction.

Master Repurchase Facilities

As of December 31, 2025, the Company, through subsidiaries, had entered into repurchase agreements with multiple global financial institutions to provide an aggregate principal amount of up to $2.1 billion to finance the origination of first mortgage loans and senior loan participations secured by senior loan investments (each, a "Master Repurchase Facility" and collectively, the "Master Repurchase Facilities"). The Company agreed to guarantee certain obligations under the Master Repurchase Facilities, which contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The Master Repurchase Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of December 31, 2025, the Company was in compliance with all of its financial covenants under the Master Repurchase Facilities.

As of December 31, 2025, the Company had $1.5 billion carrying value of CRE debt investments financed with $1.1 billion under the Master Repurchase Facilities. As of December 31, 2024, the Company had $1.0 billion carrying value of CRE debt investments financed with $785.2 million under the Master Repurchase Facilities.

As of December 31, 2025, the Company had three counterparties, Bank 1, Bank 2 and Bank 3, with net exposure (collateral that exceeded amounts borrowed) totaling more than 10% of the Company's total equity. As of December 31, 2025, the Company's net exposure to Bank 1, Bank 2 and Bank 3 was $216.4 million, $100.0 million and $122.0 million, respectively.

As of December 31, 2024, the Company had one counterparty, Bank 1, with net exposure (collateral that exceeded amounts borrowed) totaling more than 10% of the Company's total equity. As of December 31, 2024, the Company's net exposure to Bank 1 was $198.8 million.

8. Related Party Arrangements

The Company had no related party transactions as of and for the years ended December 31, 2025, 2024 and 2023.

9. Equity-Based Compensation

On February 15, 2022, the Company's board of directors adopted, and at the annual meeting of stockholders held on May 5, 2022, the stockholders approved, the 2022 Equity Incentive Plan (the "2022 Plan"), which was effective as of May 5, 2022 and amends and restates the Company's 2018 Equity Incentive Plan (the "2018 Plan") to increase the total number of shares of the Class A common stock issuable by 10.0 million shares (subject to adjustment pursuant to the terms of the 2022 Plan) and extending the termination date to May 4, 2032. Awards may be granted under the 2022 Plan to (x) any employee, officer, director, consultant or advisor (who is a natural person) providing services to the Company, or its affiliates and (y) any other individual whose participation in the 2022 Plan is determined to be in the best interests of the Company. The following types of awards may be made under the 2022 Plan, subject to the limitations set forth in the plan: (i) stock options (which may be either incentive stock options or non-qualified stock options); (ii) stock appreciation rights; (iii) restricted stock awards; (iv) stock units; (v) unrestricted stock awards; (vi) dividend equivalent rights; (vii) performance awards; (viii) annual cash incentive awards; (ix) long-term incentive units; and (x) other equity-based awards.

Shares subject to an award granted under the 2022 Plan will be counted against the maximum number of shares of Class A common stock available for issuance thereunder as one share of Class A common stock for every one share of Class A common stock subject to such an award. Shares subject to an award granted under the 2022 Plan will again become available for issuance under the 2022 Plan if the award terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares (except as set forth in the following sentence). The number of shares of Class A common stock available for issuance under the 2022 Plan will not be increased by (i) any shares tendered or withheld in connection with the purchase of shares upon exercise of a stock option, (ii) any shares deducted or delivered in connection with the Company's tax withholding obligations, or (iii) any shares purchased by the Company with proceeds from stock option exercises. Shares granted to non-independent directors, officers and employees, if applicable, generally vest ratably in three annual installments following the grant date.

On May 5, 2022, the Company granted 1,456,366 shares of Class A common stock to certain of its employees, including executive officers. The remaining one-third increment of such share grant vested on March 15, 2025. On March 6, 2023, the Company granted 1,391,217 shares of Class A common stock to certain of its employees, including executive officers. The remaining one-third of such share grant will vest on March 15, 2026. On March 15, 2024, the Company granted 1,243,696 shares of Class A common stock to certain of its employees, including executive officers. Remaining one-third of the increments of such share grant will vest on March 15, 2026 and March 15, 2027.

On May 17, 2023, the Company granted 93,285 shares of Class A common stock to the non-employee directors of the Company which vested on May 17, 2024. On May 17, 2024, the Company granted 79,495 shares of Class A common stock to the non-employee directors of the Company which vested on May 17, 2025.

On March 17, 2025, the Company granted 1,392,965 shares of Class A common stock to certain of its employees, including executive officers. The shares vest in one-third increments on March 15, 2026, March 15, 2027 and March 15, 2028. Additionally, on March 17, 2025 the Company granted 225,544 shares of Class A common stock to its executive officers. Such share grant vested immediately.

On May 19, 2025, the Company granted 92,940 shares of Class A common stock to the non-employee directors of the Company which vest on May 19, 2026.

Equity-Based Compensation Expense

In connection with the share grants, the Company recognized share-based compensation expense of $12.8 million, $11.6 million and $14.1 million within compensation and benefits in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

Restricted Stock—Restricted stock awards relating to the Company's Class A common stock are granted to non-employee directors of the Company and generally vest within one year. Restricted stock awards are granted to certain employees of the Company, with service conditions only and are generally subject to annual time-based vesting in equal tranches over a three-year period. Restricted stock is entitled to dividends declared and paid on the Company's Class A common stock and such dividends are not forfeitable prior to vesting of the award. Restricted stock awards are valued based on the Company's Class A common stock price on grant date and equity-based compensation expense is recognized on a straight-line basis over the requisite three-year service period.

Performance Stock Units ("PSU")—PSUs are granted to certain employees of the Company and are subject to both a service condition and a market condition. Following the end of the measurement period for the PSUs, the recipients of PSUs may be eligible to vest in all or a portion of PSUs granted, and be issued a number of shares of the Company's Class A common stock, ranging from 0% to 200% of the number of PSUs granted and eligible to vest, to be determined based upon the Company's total shareholder return relative to certain peer group companies at the end of a three-year measurement period for the 2023 PSU grant (the "2023 Grant"), the 2024 PSU grant (the "2024 Grant") and the 2025 PSU grant (the "2025 Grant"). PSUs also contain dividend equivalent rights which entitle the recipients to a payment equal to the amount of dividends that would have been paid on the shares that are ultimately issued at the end of the measurement period.

Fair value of PSUs, including dividend equivalent rights, was determined using a Monte Carlo simulation, with the following assumptions.

	2025 Grant	2024 Grant	2023 Grant
Expected volatility[1]	35.7 %	35.6 %	74.4 %
Risk free rate[2]	4.0 %	4.3 %	4.6 %
Expected dividend yield[3]	—	—	—

---

(1) Based upon the Company's historical stock volatility.
(2) Based upon the continuously compounded zero-coupon U.S. Treasury yield for the term coinciding with the measurement period of the award as of valuation date.
(3) Based upon award holders being entitled to dividends paid during the measurement period on any shares earned.

Fair value of PSU awards, excluding dividend equivalent rights, is generally recognized on a straight-line basis over their measurement period as compensation expense, except when certain performance metrics are achieved.

The table below summarizes the Company's awards granted, forfeited or vested under the 2022 Plan during the years ended December 31, 2025, 2024 and 2023:

	Number of Shares			Weighted Average Grant Date Fair Value		
	Restricted Stock	PSUs	Total	Restricted Stock		PSUs
Unvested shares at December 31, 2022	2,308,691	272,000	2,580,691	$ 8.47	$	11.96
Granted	1,484,502	384,378	1,868,880	6.80		9.69
Vested	(951,024)	(136,000)	(1,087,024)	8.43		11.96
Forfeited	(54,362)	(136,000)	(190,362)	7.62		11.96
Unvested shares at December 31, 2023	2,787,807	384,378	3,172,185	$ 7.61	$	9.69
Granted	1,636,256	534,056	2,170,312	6.48		7.82
Vested	(1,629,391)	—	(1,629,391)	7.66		—
Forfeited	(51,755)	—	(51,755)	7.03		—
Unvested shares at December 31, 2024	2,742,917	918,434	3,661,351	$ 6.92	$	8.60
Granted	1,711,449	542,789	2,254,238	5.93		6.78
Vested	(1,508,494)	—	(1,508,494)	7.11		—
Forfeited	(80,473)	—	(80,473)	5.54		—
Unvested shares at December 31, 2025	2,865,399	1,461,223	4,326,622	$ 6.27	$	7.93

Fair value of equity awards that vested during the years ended December 31, 2025 and December 31, 2024, determined based on their respective fair values at vesting date, was $9.0 million and $10.9 million, respectively. Fair value of granted awards is determined based on the closing price of the Class A common stock on the date of vesting of the awards. Equity-based compensation is classified within compensation and benefits in the consolidated statement of operations.

At December 31, 2025, aggregate unrecognized compensation cost for all unvested equity awards was $15.2 million, which is expected to be recognized over a weighted-average period of 1.8 years.

10. Stockholders' Equity

Authorized Capital

As of December 31, 2025, the Company had the authority to issue up to 1.0 billion shares of stock, at $0.01 par value per share, consisting of 950.0 million shares of Class A common stock and 50.0 million shares of preferred stock.

The Company had no shares of preferred stock issued and outstanding as of December 31, 2025 and December 31, 2024.

Dividends

During the year ended December 31, 2025, the Company declared the following dividends on its common stock:

Declaration Date	Record Date	Payment Date	Per Share
March 17, 2025	March 31, 2025	April 15, 2025	$0.16
June 16, 2025	June 30, 2025	July 14, 2025	$0.16
September 15, 2025	September 30, 2025	October 15, 2025	$0.16
December 15, 2025	December 31, 2025	January 15, 2026	$0.16

Share Repurchases

In April 2025, the Company's board of directors authorized a stock repurchase program ("Stock Repurchase Program") under which the Company may repurchase up to $50.0 million of its outstanding Class A common stock until April 30, 2026. The Stock Repurchase Program replaces the prior repurchase program authorization which expired on April 30, 2025. Under the Stock Repurchase Program, the Company may repurchase shares in open market purchases, in privately negotiated transactions or otherwise. The Company has a written trading plan as part of the Share Repurchase Program that provides for share repurchases in open market transactions that is intended to comply with Rule 10b-18 under the Exchange Act. The Stock Repurchase Program will be utilized at management's discretion and in accordance with the requirements of the SEC. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate requirements and other conditions.

During the year ended December 31, 2025, the Company repurchased 2.0 million shares of Class A common stock at a weighted average price of $5.35 per share for an aggregate cost of $10.9 million.

As of December 31, 2025, there is $40.2 million remaining available to make repurchases under the Stock Repurchase Program.

Under the prior repurchase program, during the year ended December 31, 2024, the Company repurchased 1.2 million shares of Class A common stock at a weighted average price of $5.52 per share for an aggregate cost of $6.6 million.

Accumulated Other Comprehensive Income (Loss)

The following tables present the changes in each component of Accumulated Other Comprehensive Income (Loss) ("AOCI") attributable to stockholders, net of immaterial tax effect.

Changes in Components of AOCI - Stockholders

(dollars in thousands)	Unrealized gain on net investment hedges		Foreign currency translation loss		Total	
AOCI at December 31, 2022	$	18,603	$	(19,279)	$	(676)
Other comprehensive loss		—		(1,880)		(1,880)
AOCI at December 31, 2023	$	18,603	$	(21,159)	$	(2,556)
Other comprehensive loss		—		(3,781)		(3,781)
AOCI at December 31, 2024	$	18,603	$	(24,940)	$	(6,337)
Other comprehensive loss		—		2,975		2,975
Amounts reclassified from AOCI		(18,603)		21,965		3,362
AOCI at December 31, 2025	$	—	$	—	$	—

11. Noncontrolling Interests

Investment Entities

Noncontrolling interests in investment entities represent third-party equity interests in ventures that are consolidated with the Company's financial statements, as well as the operations of the Company's Arlington, Texas and Mesa, Arizona multifamily properties. Net loss attributable to noncontrolling interests in the investment entities for the years ended December 31, 2025, 2024, and 2023 were $7.6 million, $3.5 million and $0.1 million, respectively.

12. Fair Value

PE Investments

The Company accounts for PE Investments at fair value which is determined based on either a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate, or pending sales prices, if applicable. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy, unless the PE Investments are valued based on pending sales prices, which are classified as Level 2 of the fair value hierarchy. The Company considers cash flow and NAV information provided by general partners of the underlying funds ("GP NAV") and the implied yields of those funds in valuing its PE Investments. The Company also considers the values derived from the valuation model as a percentage of GP NAV, and compares the resulting percentage of GP NAV to precedent transactions, independent research, industry reports as well as pricing from executed purchase and sale agreements related to the disposition of its PE Investments. The Company may, as a result of that comparison, apply a mark-to-market adjustment. The Company has not elected the practical expedient to measure the fair value of its PE Investments using the NAV of the underlying funds.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, by level within the fair value hierarchy (dollars in thousands):

	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Other assets - PE Investments	$ —	$ —	$ 2,115	$ 2,115	$ —	$ —	$ 2,235	$ 2,235

The following table presents the changes in fair value of financial assets which are measured at fair value on a recurring basis using Level 3 inputs to determine fair value for the year ended December 31, 2025 and 2024 (dollars in thousands):

	Year Ended December 31,	
	2025	2024
	Other assets - PE Investments	
Beginning balance	$ 2,235	$ 2,251
Distributions/paydowns	(120)	(16)
Ending balance	$ 2,115	$ 2,235

As of December 31, 2025, the Company elected to apply the fair value option for its PE Investments and the key unobservable inputs used in the analysis included a discount rate of 11.0%.

As of December 31, 2024, the Company utilized a discounted cash flow model, comparable precedent transactions and other market information to quantify Level 3 fair value measurements on a recurring basis. The key unobservable inputs used in the analysis of PE Investments included discount rates with a range of 11.0% to 12.0% and timing and amount of expected future cash flows. Significant increases or decreases in any one of the inputs described above in isolation may result in significantly different fair value of the financial assets and liabilities using such Level 3 inputs.

Fair Value Option

The Company may elect to apply the fair value option of accounting for certain of its financial assets or liabilities due to the nature of the instrument at the time of the initial recognition of the investment. The Company elected the fair value option for PE Investments because management believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment. As of December 31, 2024, the Company has elected not to apply the fair value option for any other eligible financial assets or liabilities.

Fair Value of Financial Instruments

In addition to the above disclosures regarding financial assets or liabilities which are recorded at fair value, GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025			December 31, 2024		
	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Financial assets:[1]						
Loans and preferred equity held for investment, net[2][3]	$ 2,679,909	$ 2,678,315	$ 2,657,083	$ 2,515,278	$ 2,518,925	$ 2,349,346
Financial liabilities:[1]						
Securitization bonds payable, net	$ 982,090	$ 977,082	$ 982,090	$ 1,094,372	$ 1,087,074	$ 1,094,372
Mortgage and other notes payable, net	416,302	414,060	394,819	621,666	619,055	587,349
Master repurchase facilities	1,078,098	1,078,098	1,078,098	785,183	785,183	785,183

_____

(1) The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.
(2) Excludes future funding commitments of $112.2 million and $106.3 million as of December 31, 2025 and December 31, 2024, respectively.
(3) Carry value excludes CECL reserves of $87.4 million and $165.9 million as of December 31, 2025 and December 31, 2024, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2025. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Loans and Preferred Equity Held for Investment, Net

For loans and preferred equity held for investment, net, fair values were determined: (i) primarily by using rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of the end of the reporting period; or (ii) in some cases, based on discounted cash flow projections or similar analysis of principal and interest expected to be collected, which includes consideration of the financial standing of the borrower or sponsor as well as operating results of the underlying collateral. Since some fair value measurements are based on unobservable inputs, they are classified as Level 3 of the fair value hierarchy.

Securitization Bonds Payable, Net

The Company's securitization bonds payable, net bear floating rates of interest. As of December 31, 2025, the Company believes the unpaid principal balance approximates fair value given the floating rate nature of the bonds and significant level of subordination within the securitization. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Mortgage and Other Notes Payable, Net

For mortgage and other notes payable, net, the Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of the end of the reporting period. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Master Repurchase Facilities

The Company has amounts outstanding under Master Repurchase Facilities. The Master Repurchase Facilities bear floating rates of interest. As of December 31, 2025, the Company believes the carrying value approximates fair value due to the short-term nature of the debt, and as a result, contractual rates should equate to market rates. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Other

The carrying values of cash and cash equivalents, restricted cash, receivables, and accrued and other liabilities approximate fair value due to their short term nature and credit risks, if any, are negligible.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or write-down of asset values due to impairment.

CECL

During the year ended December 31, 2025, the Company recorded specific CECL reserves of $101.0 million related to four multifamily loans, three office loans, one multifamily development loan, one industrial loan and one hotel loan. The specific CECL reserves were based on the estimated fair value of the collateral using a discounted cash flow model and Level 3 inputs, which included capitalization rates ranging from 6.5% and 8.5% (weighted average capitalization rate of 7.8% based on carrying value) and discount rates ranging from 7.0% and 12.0% (weighted average discount rate of 10.0% based on carrying value), recent sales comparisons which assumed a sales price per unit ranging from $42,823 to $86,824, or were determined by the expected proceeds from the sale of the underlying collateral. All specific CECL reserves recorded during the year ended December 31, 2025, were charged off following resolution or the pending resolution of those loans.

The Company elected to apply the practical expedient, afforded to the Company under ASC 326, to use the fair value of the collateral to determine the specific CECL reserves.

Impairment of Operating Real Estate

During the year ended December 31, 2025, the Company recorded $61.6 million of impairment related to four office properties. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

Prior Year Nonrecurring Fair Values

During the year ended December 31, 2024, the Company recorded specific CECL reserves of $30.0 million related to two multifamily loans, two office loans and one development mezzanine loan based on the proceeds received from the repayment of the loans. Following repayment of one of the office loans, the Company recognized a specific CECL reversal of $1.0 million after receiving higher than expected proceeds. The Company also recorded specific CECL reserves of $9.0 million related to one multifamily loan that was acquired through a foreclosure in the fourth quarter of 2024. The Company elected to apply the practical expedient, afforded to the Company under ASC 326, to use the fair value of the collateral to determine the specific CECL reserve. The specific CECL reserves on the one multifamily loan were based on the estimated fair value of the collateral using a discounted cash flow model and Level 3 inputs, which included a capitalization rate of 5.3% and discount rate of 6.0%. All specific CECL reserves recorded during the year ended December 31, 2024, were charged off.

Additionally, the Company recorded general CECL reserves on two office loans, one hotel loan and one multifamily loan that it determined to be collateral dependent as of December 31, 2024. The Company estimated expected losses based on the loan's collateral value, which was determined either by applying a capitalization rate between 8.0% and 8.8% and a discount rate between 9.5% and 20.2%, or by the expected proceeds from the sale of the underlying collateral.

During the year ended December 31, 2024, the Company recorded $47.5 million of impairment related to three office properties. The impairment was due to a reduction in the current expected holding period of the properties. The estimated fair value of the collateral was determined by using a discounted cash flow model and Level 3 inputs, which included capitalization rates ranging from 5.5% to 9.5%, discount rates ranging from 8.1% to 9.8% and a weighted average capitalization rate of 7.6% based on carrying value. The Company also recorded $6.7 million of impairment related to one office property held for sale. The impairment was due to a reduction in the expected holding period as well as the proceeds expected from the sale of the property. The Company sold the office property during the first quarter of 2025. Refer to Note 4, "Real Estate, net and Real Estate Held for Sale" for further discussion.

13. Income Taxes

The Company is subject to income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and local non-U.S. jurisdictions, primarily in Europe. The Company's current primary source of income subject to tax is income from its CLOs.

The following table provides a summary of the Company's tax provisions (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ (259)	$ (70)	$ (296)
State and local	(1)	(7)	(219)
Foreign	(541)	(2,114)	(1,587)
Total current tax expense	(801)	(2,191)	(2,102)
Deferred			
Federal	—	(22)	(20)
Foreign	22,302	1,153	1,060
Total deferred tax benefit	22,302	1,131	1,040
Total income tax benefit (expense)	$ 21,501	$ (1,060)	$ (1,062)

Deferred Income Tax Assets and Liabilities

Deferred tax asset is included in other assets while deferred tax liability is included in accrued and other liabilities on the consolidated balance sheets.

The components of deferred tax assets and deferred tax liabilities arising from temporary differences are as follows (dollars in thousands):

	December 31,	
	2025	2024
Deferred tax assets		
Basis difference - investment in partnerships	$ 7,579	$ 7,852
Lease liability - corporate offices	912	1,170
Equity-based compensation	9	9
Net operating and capital loss carryforwards[1]	9,398	9,152
Gross deferred tax asset	$ 17,898	$ 18,183
Valuation allowance[2]	(15,230)	(15,278)
Deferred tax assets, net of valuation allowance	$ 2,668	$ 2,905
Deferred tax liabilities		
Basis difference - real estate	—	(19,781)
Right-of-Use (ROU) lease asset - corporate offices	(835)	(1,083)
Other	(45)	(35)
Gross deferred tax liabilities	(880)	(20,899)
Net deferred tax asset (liability)	$ 1,788	$ (17,994)

---

(1) As of December 31, 2025, deferred tax assets include $37.9 million of federal net operating loss carryforwards, of which $3.1 million begin to expire in 2036 and $34.8 million are carried forward indefinitely and $5.9 million of capital loss carryforwards that will begin to expire in 2026. As of December 31, 2024, deferred tax assets include $35.7 million of federal net operating loss carryforwards, of which $3.0 million begin to expire in 2036 and $32.7 million are carried forward indefinitely, $6.8 million of federal capital loss carryforwards that will begin to expire in 2026 and $3.9 million of state capital loss carryforwards that will begin to expire in 2043.

(2) As of December 31, 2025, the Company had $5.8 million of deferred tax assets relating to basis difference - investment in partnerships and $9.4 million of deferred tax assets relating to net operating and capital loss carryforwards. As of December 31, 2024, the Company had $6.1 million of deferred tax assets relating to basis difference - investment in partnerships and $9.2 million of deferred tax assets relating to net operating and capital loss carryforwards.

Effective Income Tax

The Company's income tax expense varied from the amount computed by applying the statutory income tax rate to income before income taxes. A reconciliation of the statutory U.S. income tax to the Company's effective income tax is presented as follows (dollars in thousands):

	Year Ended December 31,				
	2025		**2024**	**2023**	
	Amount	**Percentage**	**Amount**	**Amount**	
Pre-tax income (loss) attributable to taxable entities	$ 7,146		$ (28,057)	$ 4,646	
Federal tax expense (benefit) at statutory tax rate (21%)	1,501	21.0 %	(5,892)	976	
State and local taxes, net of federal income tax expense	—	—	3	(13)	
Permanent adjustments	8	0.1	6,878	(15)	
Adjustments for foreclosure property	(778)	(10.9)	—	—	
Foreign income tax differential	23	0.3	48	33	
Return to provision	(43)	(0.6)	(203)	128	
Valuation allowance, net	(49)	(0.7)	1,487	5,737	
Adjustments to investment in partnership basis differences	—	—	(1,270)	(6,427)	
Adjustments to federal tax attributes for disposed investments	—	—	—	740	
Norwegian net lease office campus deferred tax liability write-off	(22,318)	(312.3)	—	—	
Other	155	2.2	9	(97)	
Effective tax rate	$ (21,501)	(300.9)%	$ 1,060	$ 1,062	

Tax Examinations and Uncertainty in Income Tax

The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years prior to 2017. There were no material uncertain tax positions as of December 31, 2025 and December 31, 2024. For the years ended December 31, 2025, 2024 and 2023, the Company has not recognized any interest or penalties related to uncertain tax positions.

14. Commitments and Contingencies

Lending Commitments

The Company has lending commitments to borrowers pursuant to certain loan agreements in which the borrower may submit a request for funding contingent on achieving certain criteria, which must be approved by the Company as lender, such as leasing, performance of capital expenditures and construction in progress with an approved budget. At December 31, 2025, assuming the terms to qualify for future fundings, if any, had been met, total unfunded lending commitments for loans held for investment were $101.9 million for senior loans, $2.1 million for mezzanine loans and $8.2 million for preferred equity. At December 31, 2024, total unfunded lending commitments for loans held for investment were $105.2 million for senior loans and $1.1 million for mezzanine loans.

Ground Lease Obligation

The Company's operating leases include ground leases acquired with real estate.

At December 31, 2025 and December 31, 2024, the weighted average remaining lease term was 11.8 years and 12.0 years for ground leases, respectively.

The following table presents ground lease expense, included in property operating expense, for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease expense:			
Minimum lease expense	$ 3,191	$ 3,157	$ 3,124
Variable lease expense	—	—	—
	$ 3,191	$ 3,157	$ 3,124

The operating lease liability for ground leases was determined using a weighted average discount rate of 5.4%. The following table presents future minimum rental payments, excluding contingent rents, on noncancellable ground leases on real estate as of December 31, 2025 (dollars in thousands):

2026	$ 3,186
2027	2,868
2028	2,839
2029	1,896
2030 and thereafter	12,263
Total lease payments	23,052
Less: Present value discount	6,564
Operating lease liability (Note 6)	$ 16,488

For these ground leases, the Company has elected the practical expedient to combine lease and related nonlease components as a single lease component.

Office Lease

At December 31, 2025 and December 31, 2024, the weighted average remaining lease term was 3.4 years and 4.3 years for office leases, respectively. The office leases are located in New York, New York and Los Angeles, California.

For the years ended December 31, 2025, 2024 and 2023, the following table summarizes lease expense, included in operating expense (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Corporate Offices			
Operating lease expense:			
Fixed lease expense	$ 1,308	$ 1,283	$ 1,258
Variable lease expense	—	—	—
	$ 1,308	$ 1,283	$ 1,258

Total cash paid for office leases was $1.2 million for the year ended December 31, 2025.

The operating lease liability for the office leases was determined using a weighted average discount rate of 2.4%. As of December 31, 2025, the Company's future operating lease commitments for the corporate office leases were as follows (dollars in thousands):

	Corporate Offices
2026	$ 1,323
2027	1,339
2028	1,155
2029	574
2030 and thereafter	—
Total lease payments	4,391
Less: Present value discount	176
Operating lease liability (Note 6)	$ 4,215

For these office leases, the Company has elected the practical expedient to combine lease and related nonlease components as a single lease component.

Litigation and Claims

The Company may be involved in litigation and claims in the ordinary course of the business. As of December 31, 2025, the Company was not involved in any legal proceedings that are expected to have a material adverse effect on the Company's results of operations, financial position, or liquidity.

15. Segment Reporting

The Company presents its business through three operating and reportable segments described below and is how management views the business activities of the Company.

- Senior and Mezzanine Loans and Preferred Equity—CRE debt investments including senior and mezzanine loans, and preferred equity interests as well as participations in such loans.

- Net Leased and Other Real Estate—direct investments in CRE with long-term leases to tenants on a net lease basis, where such tenants generally will be responsible for property operating expenses such as insurance, utilities, maintenance, capital expenditures and real estate taxes. It also includes other real estate, currently consisting of one investment with direct ownership in commercial real estate and four additional properties that the Company acquired through foreclosure or deed-in-lieu of foreclosure and two properties that the Company consolidates as the primary beneficiary.

- Corporate and Other—includes corporate-level asset management and other fees including expenses related to the Company's secured revolving credit facility (the "Bank Credit Facility") and compensation and benefits. It also includes money market income on its cash balances and a sub-portfolio of private equity funds.

U.S. GAAP defines the Chief Operating Decision Maker ("CODM") as the person or persons who perform the function of allocating resources to and assessing the performance of segments of a public entity. The Company has identified the CODM as its Chief Executive Officer, who is responsible for making key operating decisions of the Company. The CODM reviews net income (loss) for each of the three operating segments on the Company's consolidated statements of operations to make decisions, allocate resources, and assess segment performance.

The Company primarily generates revenue from net interest income on the loan portfolio and rental and other income from its net leased and multi-tenant office assets. The Company's income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.

The following tables present the relevant financial information for the reportable segments for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	Senior and Mezzanine Loans and Preferred Equity	Net Leased and Other Real Estate	Corporate and Other	Total
Year Ended December 31,2025				
Interest income	$ 194,710	$ 43	$ 135	$ 194,888
Interest expense	(125,701)	(158)	(1,416)	(127,275)
Property and other income	—	128,587	7,112	135,699
Property operating expense	—	(65,915)	—	(65,915)
Transaction, investment and servicing expense	(2,025)	(70)	(602)	(2,697)
Interest expense on real estate	—	(23,707)	—	(23,707)
Depreciation and amortization	—	(36,206)	(130)	(36,336)
Increase of current expected credit loss reserve	(24,001)	—	—	(24,001)
Impairment of operating real estate	—	(61,620)	—	(61,620)
Compensation and benefits	—	—	(34,986)	(34,986)
Operating expense	26	(12)	(12,081)	(12,067)
Other gain (loss), net	56	(2,320)	12	(2,252)
Income (loss) before income taxes	43,065	(61,379)	(41,955)	(60,269)
Income tax benefit (expense)	(229)	21,759	(29)	21,501
Net income (loss)	$ 42,836	$ (39,620)	$ (41,983)	$ (38,768)

	Senior and Mezzanine Loans and Preferred Equity	Net Leased and Other Real Estate	Corporate and Other	Total
Year Ended December 31, 2024				
Interest income	$ 244,159	$ 342	$ 272	$ 244,773
Interest expense	(152,417)	(272)	(1,221)	(153,910)
Property and other income	157	102,587	11,288	114,032
Property operating expense	—	(33,887)	—	(33,887)
Transaction, investment and servicing expense	(1,497)	(32)	(112)	(1,641)
Interest expense on real estate	—	(27,026)	—	(27,026)
Depreciation and amortization	—	(40,382)	(124)	(40,506)
Increase of current expected credit loss reserve	(135,798)	—	—	(135,798)
Impairment of operating real estate	—	(54,211)	—	(54,211)
Compensation and benefits	—	—	(34,644)	(34,644)
Operating expense	(4)	(63)	(11,800)	(11,867)
Other gain, net	—	228	—	228
Loss before equity in earnings of unconsolidated ventures and income taxes	(45,400)	(52,716)	(36,341)	(134,457)
Income tax expense	(97)	(963)	—	(1,060)
Net loss	$ (45,497)	$ (53,679)	$ (36,341)	$ (135,517)

	Senior and Mezzanine Loans and Preferred Equity	Net Leased and Other Real Estate	Corporate and Other	Total
Year Ended December 31, 2023				
Interest income	$ 298,512	$ 71	$ 119	$ 298,702
Interest expense	(171,984)	(116)	(1,209)	(173,309)
Property and other income	(19)	94,738	12,605	107,324
Property operating expense	—	(26,640)	—	(26,640)
Transaction, investment and servicing expense	(1,696)	(244)	(559)	(2,499)
Interest expense on real estate	—	(25,909)	—	(25,909)
Depreciation and amortization	—	(33,321)	(183)	(33,504)
Increase of current expected credit loss reserve	(108,149)	—	—	(108,149)
Impairment of operating real estate	—	(7,590)	—	(7,590)
Compensation and benefits	—	—	(39,501)	(39,501)
Operating expense	(15)	(19)	(13,116)	(13,150)
Other gain, net	—	613	—	613
Income (loss) before equity in earnings of unconsolidated ventures and income taxes	$ 16,649	$ 1,583	$ (41,844)	$ (23,612)
Equity in earnings of unconsolidated ventures	9,055	—	—	9,055
Income tax expense	(290)	(555)	(217)	(1,062)
Net income (loss)	$ 25,414	$ 1,028	$ (42,061)	$ (15,619)

The following table presents total assets by segment as of December 31, 2025 and December 31, 2024 (dollars in thousands):

Total Assets	Senior and Mezzanine Loans and Preferred Equity	Net Leased and Other Real Estate	Corporate and Other[1]	Total
December 31, 2025	$ 2,689,862	$ 800,394	$ 74,574	$ 3,564,830
December 31, 2024	2,533,770	888,029	301,679	3,723,478

_____

(1) Includes PE Investments totaling $2.1 million and $2.2 million as of December 31, 2025 and December 31, 2024, respectively, and cash, unallocated receivables and deferred costs and other assets, net.

Geography

Geography is generally defined as the location in which the income producing assets reside or the location in which income generating services are performed. Geography information on total income includes equity in earnings of unconsolidated ventures. Geography information on total income and long-lived assets are presented as follows (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Total income by geography:			
United States	$ 321,090	$ 340,314	$ 396,365
Norway	9,497	18,491	18,716
Total[1]	$ 330,587	$ 358,805	$ 415,081

	December 31, 2025	December 31, 2024
Long-lived assets by geography:		
United States	$ 707,425	$ 649,728
Norway	—	174,865
Total[2]	$ 707,425	$ 824,593

_____

(1) Includes interest income and property and other income.
(2) Long-lived assets are comprised of real estate and real estate-related intangible assets, and exclude financial instruments and assets held for sale.

16. Earnings Per Share

The Company's net loss and weighted average shares outstanding for the years ended December 31, 2025, 2024 and 2023 consist of the following (dollars in thousands, except per share data):

	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (38,768)	$ (135,517)	$ (15,619)
Net income (loss) attributable to noncontrolling interests:			
Investment Entities	7,620	3,538	70
Net loss attributable to BrightSpire Capital, Inc. common stockholders	$ (31,148)	$ (131,979)	$ (15,549)
Numerator:			
Dividends allocated to participating securities (non-vested shares)	$ (1,857)	$ (1,928)	$ —
Net income (loss) attributable to common stockholders	$ (33,005)	$ (133,907)	$ (15,549)
Denominator:			
Weighted average shares outstanding - basic[1]	126,883	127,441	127,060
Weighted average shares outstanding - diluted[2]	126,883	127,441	127,060
Net loss per common share - basic	$ (0.26)	$ (1.05)	$ (0.12)
Net loss per common share - diluted	$ (0.26)	$ (1.05)	$ (0.12)

_____

(1) The outstanding shares used to calculate the weighted average basic shares outstanding exclude 2,865,399, 2,742,917 and 2,787,807 of restricted stock awards as of December 31, 2025, December 31, 2024 and December 31, 2023, net of forfeitures, respectively, as those shares were issued but were not vested and therefore, not considered outstanding for purposes of computing basic net income (loss) per common share.
(2) The calculation of diluted earnings per share excludes the effect of weighted average unvested non-participating restricted shares of 2,872,241, 2,709,429 and 2,734,075 for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively, as the effect would be antidilutive.

17. Subsequent Events

BRSP 2026-FL3

On February 17, 2026, the Company closed a $955.0 million CLO transaction, BRSP 2026-FL3. The Company placed approximately $833.2 million of investment grade securities with institutional investors providing term financing on a non-mark-to-market, non-recourse basis. BRSP 2026-FL3 is collateralized by interests in 29 first-lien floating rate mortgages secured by 30 properties, with an 87.25% initial advance rate at a weighted average coupon at issuance of Term SOFR + 1.69%, before transaction costs. The Company also expects to redeem BRSP 2021-FL1 in February 2026 with proceeds from the transaction.

Dividends

In January 2026, the Company paid a quarterly cash dividend of $0.16 per share of its Class A common stock for the quarter ended December 31, 2025, to stockholders of record as of December 31, 2025.

Loan Originations

Subsequent to December 31, 2025, the Company originated three senior mortgage loans with a total commitment of $118.3 million.

Foreclosure

On January 6, 2026, the Company acquired a multifamily property through a foreclosure. Prior to acquisition, the senior loan investment was risk ranked 5 and classified within "Loans and preferred equity held for investment, net" on the Company's consolidated balance sheets.

Repayments

Subsequent to December 31, 2025, two risk ranked 5 loans totaling $41.6 million in carrying value before CECL reserves were repaid. Additionally, the two remaining risk ranked 5 loans totaling $66.9 million in carrying value before CECL reserves are expected to be repaid in the first half of 2026, as the underlying collateral is under an executed purchase and sale agreement for one loan and under a letter of intent for one loan.

BRIGHTSPIRE CAPITAL, INC. AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2025
(Dollars in Thousands)

Property Description / Location	Number of Properties	Encumbrances	Initial Cost — Land	Initial Cost — Building and Improvements	Costs Capitalized Subsequent to Acquisition (1)(2)(3)	Gross Amount Carried at December 31, 2025 (1) — Land	Gross Amount Carried — Building and Improvements	Gross Amount Carried — Total	Accumulated Depreciation (4)(5)	Total	Date of Acquisition (4)
Industrial-Arizona	1	$ 77,864	$ 14,494	$ 59,991	$ 78	$ 14,494	$ 60,069	$ 74,563	$ 14,081	$ 60,482	2018
Industrial-California	1	122,136	32,552	148,911	79	32,552	148,990	181,542	37,238	144,304	2018
Office-Colorado	1	27,958	2,359	41,410	6,906	2,359	48,316	50,675	14,344	36,331	2017
Office-Indiana	1	20,730	3,773	26,916	5,188	3,773	32,104	35,877	9,533	26,344	2017
Office-Missouri	1	97,082	22,079	131,292	(33,179)	14,724	105,469	120,193	34,895	85,298	2018
Retail-Illinois	1	3,825	—	7,338	(3,328)	—	4,010	4,010	1,228	2,782	2017
Retail-Indiana	1	2,987	—	5,171	(1,769)	—	3,402	3,402	898	2,504	2017
Retail-Kansas	1	4,750	1,048	7,023	(3,770)	535	3,766	4,301	1,176	3,125	2017
Retail-Maine	1	—	—	6,317	(2,453)	—	3,864	3,864	1,267	2,597	2017
Retail-Massachusetts	2	7,356	—	12,254	(5,939)	—	6,315	6,315	1,827	4,488	2017
Retail-New Hampshire	2	14,092	1,495	21,488	(10,476)	915	11,592	12,507	4,343	8,164	2017
Retail-New York	1	3,444	—	6,372	(3,074)	—	3,298	3,298	935	2,363	2017
Office -New York	1	—	10,380	24,484	(8,399)	7,874	18,590	26,464	1,294	25,170	2023
Multifamily - Texas	1	—	5,742	31,706	1	5,742	31,706	37,448	2,931	34,517	2024
Multifamily - Texas	1	—	4,023	26,424	3,424	4,023	29,848	33,871	1,559	32,312	2024
Multifamily - Arizona	1	—	9,007	21,321	—	9,007	21,321	30,328	800	29,528	2025
Hotel - California	1	—	36,166	101,917	3,924	36,166	105,841	142,007	2,297	139,710	2025
Multifamily/Pre-development - California	1	34,078	39,760	—	—	39,760	—	39,760	—	39,760	2025
Total real estate, net	20	$ 416,302	$ 182,878	$ 680,335	$ (52,787)	$ 171,924	$ 638,501	$ 810,425	$ 130,646	$ 679,779	

(1) The aggregate gross cost of total real estate assets for federal income tax purposes is $907.7 million as of December 31, 2025.

(2) Gross amount carried is shown as net of impairment.

(3) Impairment of $1.7 million on one office property and $47.5 million on three office properties was recorded for the years ended December 31, 2025 and December 31, 2024, respectively. Refer to Note 4 "Real Estate, net and Real Estate Held for Sale" for further discussions.

(4) Properties consolidated upon the Company's formation reflect an acquisition date of February 1, 2018, the effective date of consolidation.

(5) Depreciation is calculated using a useful life of 1 to 47 years for buildings and improvements.

F-53

BRIGHTSPIRE CAPITAL, INC. AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)
December 31, 2025
(Dollars in Thousands)

Changes in the Company's real estate portfolio gross of accumulated depreciation for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,		
	2025	2024	2023
Balance at January 1	$ 947,118	$ 954,850	$ 855,427
Property acquisitions [1]	224,188	67,888	128,438
Improvements and capitalized costs	10,938	6,093	6,992
Impairment [2]	(61,525)	(54,211)	(7,590)
Dispositions and deconsolidation [3]	(331,267)	—	—
Effect of changes in foreign exchange rates	20,973	(25,238)	(8,817)
Balance at December 31	$ 810,425	$ 949,382	$ 974,450
Classified as held for sale, net [4]	—	(2,264)	(19,600)
Balance at December 31, held for investment	$ 810,425	$ 947,118	$ 954,850

(1) Includes one property consolidated after the Company became its primary beneficiary of $30.3 million, one property acquired via foreclosure of $138.1 million and one property acquired via deed-in-lieu of foreclosure of $39.8 million for the year ended December 31, 2025. Includes one property acquired via foreclosure of $30.4 million and one property consolidated after the Company became its primary beneficiary of $37.4 million for the year ended December 31, 2024. Includes deed-in-lieu foreclosures of $108.8 million and a foreclosure of $19.6 million for the year ended December 31, 2023.

(2) Excludes impairment on one office property held for sale of $0.1 million.

(3) Includes one net lease office campus in Norway and one office in Pennsylvania deconsolidated from the balance sheet with real estate, net of $157.6 million and $82.6 million, respectively, for the year ended December 31, 2025.

(4) Amounts classified as held for sale during the year and remain as held for sale at the end of the year.

F-54

Changes in accumulated depreciation for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,		
	2025	2024	2023
Balance at January 1	$ 169,697	$ 146,865	$ 122,959
Depreciation expense	26,694	27,309	24,697
Dispositions and deconsolidation [1]	(62,148)	—	—
Effect of changes in foreign exchange rates	(3,597)	(4,130)	(791)
Balance at December 31	$ 130,646	$ 170,044	$ 146,865
Classified as held for sale [2]	$ —	$ (347)	$ —
Balance at December 31, held for investment	$ 130,646	$ 169,697	$ 146,865

_____

(1) Includes one net lease office campus in Norway and one office in Pennsylvania deconsolidated from the balance sheet of $40.1 million and $18.6 million, respectively, for year ended December 31, 2025.
(2) Amounts classified as held for sale during the year and remain as held for sale at the end of the year.

BRIGHTSPIRE CAPITAL, INC. AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
December 31, 2025
(Dollars in Thousands)

Loan Type / Collateral / Location[(1)]	Number of Loans	Interest Rate Range[(2)]	Maturity Date Range[(3)]	Periodic Payment Terms[(4)]	Prior Liens[(5)]	Unpaid Principal Amount	Carrying Value[(6)(7)]	Principal Amount Subject to Delinquent Principal or Interest[(8)]
First mortgage:								
Multifamily -Various, USA	62	5.69% - 7.34%	January 2026 - January 2029	I/O	$ —	$ 1,763,374	$ 1,760,134	$ —
Office-Various, USA	19	5.80% - 8.54%	February 2026 - December 2026	P&I	—	631,440	633,388	—
Other (Mixed-use)-Various, USA	5	7.19% - 20.00%	February 2026 - October 2027	I/O	—	202,559	202,311	—
Industrial-California, USA	1	—%	January 2026	I/O	—	22,000	22,000	22,000
	87				—	2,619,373	2,617,833	22,000
Subordinated mortgage and mezzanine:								
Office-Maryland, USA	1	—%	February 2026	P&I	56,984	14,692	14,692	14,692
Multifamily -Nevada, USA - Mezzanine	1	7.00%	February 2026	P&I	68,780	34,377	34,377	—
	2				125,764	49,069	49,069	14,692
Preferred equity interests:								
Multifamily -Various, USA	8	14.00%- 20.00%	January 2026 - November 2026	I/O	206,666	10,510	10,456	—
Office -Texas, USA	1	15.00%	December 2026	I/O	41,533	957	957	—
	9				248,199	11,467	11,413	—
Total Loans Gross	98				$ 373,963	$ 2,679,909	$ 2,678,315	$ 36,692
General CECL reserve							(87,401)	
Specific CECL reserve							—	
Carrying value, net							$ 2,590,914	

(1) Loans with carrying values that are individually less than 3% of the total carrying value have been aggregated according to collateral type and location.
(2) Variable rate loans are determined based on the applicable index in effect as of December 31, 2025. At December 31, 2025, includes one industrial senior loan which was placed on nonaccrual status on September 9, 2025, with a carrying value of $22.0 million and an office mezzanine loan which was placed on nonaccrual status on April 1, 2024 with a carrying value of $14.7 million. The loans on nonaccrual status are denoted with a 0% interest rate.
(3) Represents contractual maturity that does not contemplate exercise of extension option.
(4) Payment terms: P&I = Periodic payment of principal and interest; I/O = Periodic payment of interest only with principal at maturity.
(5) Prior liens represent loan amounts owned that are senior to the Company's mezzanine positions and are approximate.
(6) Carrying amounts as of December 31, 2025 are presented gross of the Company's CECL reserve of $87.4 million.
(7) The aggregate cost of loans and preferred equity held for investment is approximately $2.7 billion for federal tax purposes as of December 31, 2025.
(8) Represents principal balance of loans which are 90 days or more past due as to principal or interest.

December 31, 2025

(Dollars in Thousands)

Activity in mortgage loans on real estate is summarized below:

	Year Ended December 31,		
	2025	2024	2023
Balance at January 1	$ 2,352,993	$ 2,860,478	$ 3,468,742
Acquisitions/originations/additional funding	769,072	114,298	77,203
Loan maturities/principal repayments	(284,106)	(420,869)	(455,928)
Increase of CECL reserve	(23,493)	(136,018)	(108,115)
Discount accretion/premium amortization	(2,411)	6,935	10,985
Capitalized interest, net of repayments	2,591	1,702	5,022
Transfer to Real Estate, net and Real Estate Held for Sale	(243,956)	(90,672)	(261,288)
Charge-off of CECL reserve-transfer to Real Estate, net and Real Estate Held for Sale	20,224	17,139	123,857
Charge-off of loan held for investment	(82,220)	(28,975)	(14,477)
Charge-off of CECL reserve-other	82,220	28,975	14,477
Balance at December 31	$ 2,590,914	$ 2,352,993	$ 2,860,478

Item 16. Form 10-K Summary

Omitted at Registrant's option.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of BrightSpire Capital, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) for the quarter ended June 30, 2021 filed on August 5, 2021)
3.2	Fifth Amended and Restated Bylaws of BrightSpire Capital, Inc., as amended (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (No.001-38377) for the quarter ended March 31, 2023 filed on May 3, 2023
4.1*	Description of the Registrant's Securities
10.1	Second Amended and Restated Limited Liability Company Agreement of BrightSpire Capital Operating Company, LLC dated as of June 24, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on June 24, 2021)
10.2	Amended and Restated Credit Agreement, dated as of January 28, 2022, by and among BrightSpire Capital Operating Company, LLC, as a borrower, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No.001-38377) filed on January 31, 2022)
10.3	Amendment No.1 to Amended and Restated Credit Agreement, dated as of December 9, 2025, by and among BrightSpire Capital Operating Company, LLC, as a borrower, the several lenders from time to time parties thereto and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No.001-38377) filed on December 9, 2025
10.4†	Form of Indemnification Agreement, between Colony NorthStar Credit Real Estate, Inc. and the Officers and Directors of the Company (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (No. 001-38377) filed on February 1, 2018)
10.5†	Colony NorthStar Credit Real Estate, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (No. 333-222812) filed on February 1, 2018)
10.6†	Form of Restricted Stock Agreement to the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on May 15, 2018)
10.7†	BrightSpire Capital, Inc. 2022 Equity Incentive Plan, dated May 5, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 5, 2022)
10.8†	First Amendment to the BrightSpire Capital, Inc. 2022 Equity Incentive Plan, dated as of February 21, 2024 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)
10.9†	Form of Restricted Stock Award Agreement to the BrightSpire Capital, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 5, 2022)
10.10†	BrightSpire Capital, Inc. 2022 Equity Incentive Plan Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 3, 2023)
10.11†	BrightSpire Capital, Inc. 2022 Equity Incentive Plan Amended and Restated Performance Restricted Stock Unit Agreement, (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)
10.12†	BrightSpire Capital, Inc. 2022 Equity Incentive Plan Second Amended and Restated Performance Restricted Stock Unit Agreement, dated as of February 18, 2025 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 19, 2025
10.13†	BrightSpire Capital, Inc. Amended Severance Policy, dated as of February 21, 2024 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)
10.14	Master Repurchase Agreement, dated as of April 26, 2018, by and among Barclays Bank PLC, CLNC Credit 7, LLC and the other sellers from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 2, 2018)
10.15	First Amendment to Master Repurchase Agreement, dated as of January 22, 2021, by and among Barclays Bank PLC, CLNC Credit 7, LLC and the other sellers from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on January 25, 2021)
10.16	Second Amendment to Master Repurchase Agreement, dated as of February 8, 2022, by and between Barclays Bank PLC and BrightSpire Credit 7, LLC (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.17	Third Amendment to Master Repurchase Agreement dated as of June 1, 2022, by and between Barclays Bank PLC and BrightSpire Credit 7, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on June 6, 2022)
10.18	Fourth Amendment to Master Repurchase Agreement, dated as of July 7, 2022, by and between Barclays Bank PLC and BrightSpire Credit 7, LLC (f/k/a CLNC Credit 7, LLC) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) for the quarter ended June 30, 2022 filed on August 3, 2022)
10.19	Fifth Amendment to Master Repurchase Agreement, dated as of December 27, 2023, by and among BrightSpire Credit 7, LLC and Barclays Bank PLC and BrightSpire Credit 7, LLC (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)

Exhibit Number	Description of Exhibit
10.20	Sixth Amendment to Master Repurchase Agreement, dated as of March 27, 2024, between BrightSpire Credit 7, LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 1, 2024)
10.21	Seventh Amendment to Master Repurchase Agreement, dated as of December 11, 2024, between BrightSpire Credit 7, LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No.001-38377) filed on December 19, 2025)
10.22	Eighth Amendment to Master Repurchase Agreement, dated as of December 16, 2025, between BrightSpire Credit 7, LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (No.001-38377) filed on December 19, 2025)
10.23	Guaranty, made as of April 26, 2018, by Credit RE Operating Company, LLC for the benefit of Barclays Bank PLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 2, 2018)
10.24	Amendment to Guaranty, dated as of May 7, 2020, by Credit RE Operating Company, LLC for the benefit of Barclays Bank PLC (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 8, 2020)
10.25	Second Amendment to Guaranty, dated as of April 14, 2021, by Credit RE Operating Company, LLC for the benefit of Barclays Bank PLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 19, 2021)
10.26	Third Amendment to Guaranty, dated as of January 28, 2022, by and between BrightSpire Capital Operating Company, LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.27	Fourth Amendment to Guaranty, dated as of December 16, 2025, by and between BrightSpire Capital Operating Company, LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (No. 001-38377) filed on December 19, 2025)
10.28	Master Repurchase and Securities Contract, dated as of November 2, 2018, by and between CLNC Credit 8, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on November 7, 2018)
10.29	Amendment No. 1 to Master Repurchase and Securities Contract, dated as of November 1, 2019, by and between CLNC Credit 8, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (No.001-38377) filed on May 6, 2021)
10.30	Amendment No. 2 to Master Repurchase and Securities Contract, dated as of May 4, 2021, by and between CLNC Credit 8, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (No. 001-38377 filed on May 6, 2021)
10.31	Amendment No. 3 to Master Repurchase and Securities Contract, dated as of February 17, 2022, by and between BrightSpire Credit 8, LLC (f/k/a CLNC Credit 8, LLC) and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.32	Amendment No. 4 to Master Repurchase and Securities Contract, dated as of June 22, 2022, by and between BrightSpire Credit 8, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on June 23, 2022)
10.33	Amendment No. 5 to Master Repurchase and Securities Contract, dated as of April 8, 2025 by and between BrightSpire Credit 8, LLC (f/k/a CLNC Credit 8, LLC) and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (No.001-38377) filed on July 30, 2025)
10.34	Amendment No. 6 to Master Repurchase and Securities Contract, dated as of June 20, 2025 by and between BrightSpire Credit 8, LLC (f/k/a CLNC Credit 8, LLC) and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (No.001-38377) filed on July 30, 2025)
10.35	Amendment No. 7 to Master Repurchase and Securities Contract dated as of December 16, 2025, by and among BrightSpire Credit 8, LLC, BrightSpire Capital Operating Company, LLC and BrightSpire Credit 8 Pledgor, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on December 19, 2025)
10.36*	Amendment No. 8 to Master Repurchase and Securities Contract, dated as of January 9, 2026 among BrightSpire Credit 8, LLC and Wells Fargo Bank, National Association
10.37	Guarantee Agreement, dated as of November 2, 2018, by Credit RE Operating Company, LLC for the benefit of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (No. 001-38377) filed on November 7, 2018)
10.38	Amendment to Guarantee Agreement, dated as of May 7, 2020, by Credit RE Operating Company, LLC for the benefit of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 8, 2020)
10.39	Second Amendment to Guarantee, dated as of April 13, 2021, by Credit RE Operating Company, LLC for the benefit of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 19, 2021)
10.40	Third Amendment to Guarantee, dated as of January 28, 2022, by and between BrightSpire Capital Operating Company, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)

Exhibit Number	Description of Exhibit
10.41	Fourth Amendment to Guarantee Agreement, dated as of June 22, 2022, by and between BrightSpire Capital Operating Company, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on June 23, 2022)
10.42	Fifth Amendment to Guarantee Agreement, dated as of December 16, 2025, by and among BrightSpire Capital Operating Company, LLC, BrightSpire Credit 8, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on December 19, 2025)
10.43	Second Amended and Restated Master Repurchase and Securities Contract Agreement, dated as of April 23, 2019, by and among MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC, CLNC Credit 1UK, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 26, 2019)
10.44	First Omnibus Amendment, dated as of February 14, 2020, to the Second Amended and Restated Master Repurchase and Securities Contract Agreement, dated as of April 23, 2019, by and among MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC, CLNC Credit 1UK, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 8, 2020)
10.45	Amended and Restated Guaranty Agreement, made as of April 20, 2018, by Credit RE Operating Company, LLC in favor of Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 25, 2018)
10.46	Ratification, Reaffirmation and Confirmation of Transaction Documents, dated as of April 23, 2019, by and among MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC, CLNC Credit 1UK, LLC, Credit RE Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 26, 2019)
10.47	Third Omnibus Amendment to Transaction Documents, dated as of May 7, 2020, by and between Credit RE Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 8, 2020)
10.48	Fourth Omnibus Amendment to Transaction Documents, dated as of February 22, 2021, by and between MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC and CLNC Credit 1UK, LLC, Credit RE Operating Company, LLC and Morgan Stanley Bank, N.A (incorporated by reference to Exhibit 10.47 to the Company's Form 10-K (001-38377) filed on February 25, 2021)
10.49	Fifth Omnibus Amendment, dated as of April 14, 2021, by and among MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC, CLNC Credit 1UK, LLC, Credit RE Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 19, 2021)
10.50	Sixth Omnibus Amendment, dated as of April 20, 2021, by and among MS Loan NT-I, LLC, MS Loan NT-II, LLC, CLNC Credit 1, LLC, CLNC Credit 2, LLC, CLNC Credit 1EU, LLC, CLNC Credit 1UK, LLC, Credit RE Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (No.001-38377) filed on May 6, 2021)**
10.51	Sixth Omnibus Amendment to Transaction Documents, dated as of January 24, 2022, by and between BrightSpire Capital Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.52	Seventh Omnibus Amendment to Transaction Documents, dated as of January 28, 2022, by and between BrightSpire Capital Operating Company, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.53	Eighth Omnibus Amendment to Transaction Documents, dated as of July 11, 2022, by and between BrightSpire Capital Operating Company, LLC and Morgan Stanley, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on July 13, 2022)
10.54	Ninth Omnibus Amendment to Transaction Documents, dated as of September 15, 2023, by and among BrightSpire Capital Operating Company, LLC and MS Loan NT-I, LLC, MS Loan NT-II, LLC, BrightSpire Credit 1, LLC, BrightSpire Credit 2, LLC, BrightSpire Credit 1EU, LLC, BrightSpire Credit 1UK, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K (No.001-38377) filed on February 19, 2025
10.55	Tenth Omnibus Amendment to Transaction Documents, dated as of August 22, 2024, by and between MS Loan NT-I, LLC, MS Loan NT-II, LLC, BrightSpire Credit 1, LLC and BrightSpire Credit 2, LLC and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on August 23, 2024)
10.56	Eleventh Omnibus Amendment to Transaction Documents and Release Agreement, dated as of December 17, 2025, by and among BrightSpire Capital Operating Company, LLC, and MS Loan NT-I, LLC, MS Loan NT-II, LLC, BrightSpire Credit 1, LLC, BrightSpire Credit 2, LLC, and Morgan Stanley Bank, N.A. (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (No.001-38377) filed on December 19, 2025)
10.57	Amended and Restated Master Repurchase Agreement, dated as of April 26, 2019, by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, CLNC Credit 3, LLC, CLNC Credit 4, LLC, CLNC Credit 3EU, LLC, CLNC Credit 3UK, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 1, 2019)

Exhibit Number	Description of Exhibit
10.58	First Amendment to Amended and Restated Master Repurchase Agreement, dated as of April 14, 2021, by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, CLNC Credit 3, LLC, CLNC Credit 4, LLC, CLNC Credit 3EU, LLC, CLNC Credit 3UK, LLC, Credit RE Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 19, 2021)
10.59	Second Amendment to Amended and Restated Master Repurchase Agreement, dated as of August 24, 2021, by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, BrightSpire Credit 3, LLC, BrightSpire Credit 4, LLC, BrightSpire Credit 3EU, LLC and BrightSpire Credit 3UK, LLC, BrightSpire Capital Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on November 3, 2021)
10.60	Third Amendment to Amended and Restated Master Repurchase Agreement, dated as of January 14, 2022, by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, BrightSpire Credit 3, LLC, BrightSpire Credit 4, LLC, BrightSpire Credit 3EU, LLC and BrightSpire Credit 3UK, LLC, BrightSpire Capital Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)
10.61	Fourth Amendment to Amended and Restated Master Repurchase Agreement, dated as of July 28, 2022 by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, BrightSpire Credit 3, LLC, BrightSpire Credit 4, LLC, BrightSpire Credit 3EU, LLC and BrightSpire Credit 3UK, LLC, BrightSpire Capital Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) for the quarter ended June 30, 2022 filed on August 3, 2022)
10.62	Fifth Amendment to Amended and Restated Master Repurchase Agreement, dated as of November 22, 2024 by and among BrightSpire Credit 3, LLC, BrightSpire Credit 4, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 19, 2025
10.63	Guaranty, made as of April 23, 2018, by Credit RE Operating Company, LLC for the benefit of Citibank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 25, 2018)
10.64	Amended and Restated Guaranty, dated as of December 16, 2025 by BrightSpire Capital Operating Company, LLC for the benefit of Citibank, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (No. 001-38377) filed on December 19, 2025)
10.65	Omnibus Amendment to Other Transaction Documents and Reaffirmation of Guaranty, dated as of April 26, 2019, by and among NSREIT CB Loan, LLC, CB Loan NT-II, LLC, CLNC Credit 3, LLC, CLNC Credit 4, LLC, CLNC Credit 3EU, LLC, CLNC Credit 3UK, LLC, Credit RE Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No. 001-38377) filed on May 1, 2019)
10.66	First Amendment to Guaranty, dated as of May 7, 2020, by Credit RE Operating Company, LLC for the benefit of Citibank, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on May 8, 2020)
10.67	Second Amendment to Guaranty, dated as of April 14, 2021, by Credit RE Operating Company, LLC for the benefit of Citibank, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-38377) filed on April 19, 2021)
10.68	Third Amendment to Guaranty, dated as of January 28, 2022, by and between BrightSpire Capital Operating Company, LLC and Citibank, N.A. (incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 22, 2022)
10.69	Indenture, dated as of July 20, 2021, by and among BRSP 2021-FL1, Ltd., as Issuer, BRSP 2021-FL1, LLC, as Co-Issuer, BrightSpire Capital Advancing Agent, LLC (f/k/a CLNC Advancing Agent, LLC), as Advancing Agent, Wilmington Trust, National Association, as Trustee, and Wells Fargo Bank, National Association, as Note Administrator and as Custodian (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on July 26, 2021)
10.70	Indenture, dated as of August 15, 2024, by and among BRSP 2024-FL2, Ltd., as Issuer, BRSP 2024-FL2, LLC, as Co-Issuer, BrightSpire Capital Advancing Agent, LLC, as Advancing Agent, Wilmington Trust, National Association, as Trustee, and Computershare Trust Company, National Association, as Note Administrator and as Custodian (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-38377) filed on August 19, 2024)
10.71†	Employment Agreement by and between Michael Mazzei and CLNC US, LLC, as amended April 30, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No.001-38377) filed on May 3, 2021)
10.72†	Second Amended Employment Agreement by and between Michael Mazzei and BrightSpire Capital US, LLC, dated as of February 16, 2024 (incorporated by reference to Exhibit 10.58 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024
10.73†	Form of Amended and Restated Executive Employment Letter, dated as of February 21, 2024 (incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024
10.74†	Form of Excess Cash Waiver under BRSP's 2024 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (No. 001-38377) filed on July 31, 2024
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated February 27, 2025, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K (No, 001-38377) filed on February 27, 2025)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 19, 2025

Exhibit Number	Description of Exhibit
21.1*	List of Significant Subsidiaries of BrightSpire Capital, Inc.
23.1*	Consent of Deloitte & Touche, LLP
23.2*	Consent of Ernst & Young LLP
31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K (No. 001-38377) filed on February 21, 2024)
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———————————————————

*   Filed herewith

** Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted portions of the exhibit upon request.

†   Denotes a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BRIGHTSPIRE CAPITAL, INC.

Date: February 18, 2026

/s/ Michael J. Mazzei

Michael J. Mazzei
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Mazzei and Frank V. Saracino and each of them severally, her or his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in her or his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as she or he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Michael J. Mazzei Michael J. Mazzei	Chief Executive Officer and Director (Principal Executive Officer)	February 18, 2026
/s/ Frank V. Saracino Frank V. Saracino	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 18, 2026
/s/ Catherine D. Rice Catherine D. Rice	Director	February 18, 2026
/s/ Kim S. Diamond Kim S. Diamond	Director	February 18, 2026
/s/ Catherine F. Long Catherine F. Long	Director	February 18, 2026
/s/ Vernon B. Schwartz Vernon B. Schwartz	Director	February 18, 2026
/s/ John E. Westerfield John E. Westerfield	Director	February 18, 2026

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Board of Directors

Catherine D. Rice*
Chairperson

Kim S. Diamond*
Private Investor

Catherine Long*
Private Investor

Vernon B. Schwartz*
Private Investor

John E. Westerfield*

Michael J. Mazzei

*Independent Board Member

Executive Officers

Michael J. Mazzei
Chief Executive Officer

Andrew E. Witt
President & Chief Operating Officer

Frank V. Saracino
Chief Financial Officer, Treasurer & Executive Vice President

David A. Palamé
General Counsel, Secretary & Executive Vice President

Corporate Information

Independent Auditor
Deloitte & Touche LLP

Investor Relations
Anne McGuinness
ADDO Investor Relations
(310) 829-5400
brsp@addo.com

Stock Listing
BrightSpire Capital, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "BRSP"

Transfer Agent and Registrar
Equiniti Trust Company, LLC
48 Wall Street, Floor 23, New York, NY 10005
(800) 937-5449
Email: helpast@equiniti.com
Website: www.equiniti.com

Annual Report on Form 10-K

BrightSpire Capital's Annual Report on Form 10-K for the year ended December 31, 2025 is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov. or through BrightSpire Capital's website in the "Shareholders" section at www.brightspire.com. We will provide these items to stockholders upon request. Requests for any such exhibits should be made to:

> BrightSpire Capital, Inc.
> 590 Madison Ave. 33rd Floor
> New York, NY 10022
> Attn: David A. Palamé, Secretary

Certifications

BrightSpire Capital has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2025, the certifications, required pursuant to Section 302 of the Sarbanes-Oxley Act, of its Chief Executive Officer and Chief Financial Officer relating to the quality of its public disclosure.

Forward Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, BrightSpire Capital notes that this annual report contains forward-looking statements that involve risks and uncertainties, including those relating to BrightSpire Capital's future success and growth. Actual results may differ materially due to risks and uncertainties as described in BrightSpire Capital's filings with the U.S. Securities and Exchange Commission. BrightSpire Capital does not intend to update these forward-looking statements.

Annual Meeting of Stockholders

Stockholders of BrightSpire Capital are cordially invited to attend the virtual 2026 Annual Meeting of Stockholders scheduled to be held on Wednesday, May 13, 2026 at 10:00 a.m. EDT.

Holders of Record

Holders of record of BrightSpire Capital's class A common stock, par value $.01 per share, totaled 2,535 as of March 23, 2026.

Executive Office:
590 Madison Avenue, 33rd Floor
New York, NY 10022
(212) 547-2631



590 Madison Avenue
33rd Floor
New York, NY 10022
www.brightspire.com